As filed with the Securities and Exchange Commission on May 27, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Civitas Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8082	65-1309110
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

313 Congress Street, 6th Floor

Boston, Massachusetts 02210

(617) 790-4800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Linda De Renzo

Chief Legal Officer

313 Congress Street, 6th Floor

Boston, Massachusetts 02210

(617) 790-4800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

James S. Rowe Elisabeth M. Martin Kirkland & Ellis LLP 300 N. LaSalle Chicago, Illinois 60654 (312) 862-2000	Marc D. Jaffe Ian D. Schuman Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$250,000,000	$32,200

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of any additional shares of common stock that the underwriters have the option to purchase.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 27, 2014

PROSPECTUS

             Shares

Civitas Solutions, Inc.

Common Stock

This is the initial public offering of shares of common stock of Civitas Solutions, Inc. We are offering              shares of our common stock. No public market currently exists for our stock.

We intend to apply to list our common stock on                      under the symbol “            .” Upon completion of this offering, we will be a “controlled company” as defined in the                      corporate governance rules.

We anticipate that the initial public offering price will be between $         and $          per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us (1)	$	$

(1)	See “Underwriting.”

The selling stockholders have granted the underwriters a 30-day option to purchase up to             additional shares from them at the initial public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2014.

Barclays	Jefferies	BofA Merrill Lynch	UBS Investment Bank

Raymond James	SunTrust Robinson Humphrey	Avondale Partners

Prospectus dated                     , 2014

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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MARKET, RANKING AND OTHER INDUSTRY DATA

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on (1) published and unpublished industry sources and (2) our estimates based on our management’s knowledge and experience in the markets in which we operate. Unless otherwise stated, all statistical information in this prospectus relating to I/DD has been obtained from reports prepared by Dr. David Braddock, including annual and/or biennial data collected for inclusion in “The State of the States in Developmental Disabilities,” a research report prepared by Dr. Braddock, and data that was publicly presented by Dr. Braddock in 2013. Dr. Braddock is Associate Vice President of the University of Colorado (CU) System and Executive Director of the Coleman Institute for Cognitive Disabilities. We have provided the most recent market data available to us, including the data that was publicly presented by Dr. Braddock in February 2013. Our estimates have been based on these sources as well as information obtained from our customers, the federal government, trade and business organizations and other contacts in the markets in which we operate. We believe these sources and estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

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PROSPECTUS SUMMARY

The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

In this prospectus, unless the context requires otherwise, references to “Civitas” refer to Civitas Solutions, Inc. (formerly known as NMH Holdings, Inc.), the issuer of the common stock offered hereby, and references to the “Company,” “we,” “our” or “us” refer to Civitas and its consolidated subsidiaries.

Company Overview

We are the leading national provider of home- and community-based health and human services to must-serve individuals with intellectual, developmental, physical or behavioral disabilities and other special needs. These populations are large, growing and increasingly being served in home- and community-based settings such as those we provide. Our clinicians and caregivers develop customized service plans, delivered in non-institutional settings, designed to address a broad range of often life-long conditions and to enable those we serve to thrive in less restrictive settings.

We believe we offer a powerful value proposition to government and non-public payors, referral sources, and individuals and families by providing a continuum of high quality, cost-effective residential, day and vocational programs, and periodic services. We currently offer our services through a variety of models, including (i) neighborhood group homes, most of which are residences for six or fewer individuals, (ii) host homes, or the “Mentor” model, in which a client lives in the private home of a licensed caregiver, (iii) in-home settings, within which we support clients’ independent living or provide therapeutic services, (iv) specialized community facilities to support individuals with more complex medical, physical and behavioral challenges, and (v) non-residential care, consisting primarily of day and vocational programs and periodic services that are provided outside the client’s home.

During our nearly 35-year history, we have evolved from a single residential program serving at-risk youth to a diversified national network providing an array of high-quality services and care in large, growing and highly-fragmented markets. As of March 31, 2014, we operated in 36 states, serving more than 12,000 clients in residential settings and more than 16,000 clients in non-residential settings. We have a diverse group of hundreds of public payors that fund our services with a combination of federal, state and local funding, as well as an increasing number of non-public payors in our newest service lines. Our services are provided by over 20,000 full-time equivalent employees, as well as approximately 5,500 independently-contracted host home caregivers.

For fiscal 2013 and the six months ended March 31, 2014, we generated net revenue of $1,199 million and $617 million, respectively. Over the last three fiscal years ended September 30, 2013, we grew our annual revenue 19%, or $195 million, 54% of which was from organic growth and 46% of which was attributable to businesses acquired during this period or in the preceding year. We believe that our new start investments and our substantial acquisition pipeline, coupled with new opportunities to expand our services in new and existing markets, position us for continued strong growth.

Our Industry

While we have the capabilities to serve individuals with a wide variety of special needs and disabilities, the current principal focus of our business is on the provision of services to individuals with intellectual and/or developmental disabilities (“I/DD”), youth with emotional, behavioral and/or medically complex challenges, or at-risk youth (“ARY”), and individuals with catastrophic injuries and illnesses, particularly acquired brain injury (“ABI”).

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I/DD. The largest portion of our client base consists of adults and children with I/DD. Public spending on I/DD services was estimated to be $56.6 billion in 2011, of which approximately 80% was spent to provide services in community settings of six or fewer beds, our target market, and for other non-institutional services, including supported living, supported employment and family assistance. In 2012, there were approximately 4.9 million individuals with an intellectual or developmental disability across the nation.

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ARY. We provide services to youth with emotional, behavioral and/or medically complex challenges, or at-risk youth. According to reports published by the organization Child Trends, an estimated $29.4 billion was spent in 2010 on child welfare, including spending on the support services we offer. Approximately 3.3 million referrals for abuse or neglect were investigated or assessed in the United States in 2010. Of that, approximately 663,000 were served by the foster care system. According to the Federal Department of Health and Human Services AFCARS data, there were nearly 400,000 children and adolescents in foster care as of September 30, 2012. Of those individuals, approximately 200,000 are living in non-relative foster family homes, which includes the therapeutic foster care market, the primary market for our residential ARY services.

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ABI. We provide services to individuals with ABI and other catastrophic injuries and illnesses through our post-acute Specialty Rehabilitation Services (“SRS”) segment. The market for post-acute care and rehabilitation for individuals with ABI, the largest of these populations, is approximately $10 billion annually, according to the Centers for Disease Control and Prevention (the “CDC”). According to the Brain Injury Association of America (“BIAA”), there are more than 2.6 million new brain injuries each year, many of which result in complex, life-long medical and/or behavioral issues that require specialized care. Approximately 5.3 million individuals in the United States are living with permanent disability as a result of an ABI.

Industry Trends

We believe we are well positioned to benefit from a number of favorable trends in our industry:

There are large and growing must-serve populations for our services.

The markets we serve are growing as a result of changing demographics, shifts in public policy, consumer awareness and increased focus on cost-effectiveness.

There is an expanding population of individuals with I/DD eligible for residential and other support services. This growth has been driven by a number of factors, including the following:

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Longer lifespan. Increasingly, individuals with I/DD are living longer lives, with life expectancy climbing from 59 years in the 1970s to 66 years in 1993, the most recent year for which data is available. As these individuals increasingly live longer lives, they require additional care and in many cases outlive the ability to live independently or with family caregivers.

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Aging caregivers. In 2011, approximately 72% of individuals with I/DD, or 3.5 million, lived with family caregivers, including more than 850,000 with family caregivers aged 60 years or older. As these family caregivers age and become less capable of providing continuous care, we expect they will increasingly seek out-of-home or supported living arrangements, such as those we provide, for their relatives with disabilities.

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Waiting lists. There is a significant unmet need for residential services for individuals with I/DD. Many states maintain waiting lists for individuals seeking placements for these services. Nationwide, as of 2010, there were an estimated 115,000 individuals with I/DD waiting for residential services, including 88,000 on formal waiting lists in 35 states. There are legislative, advocacy and litigation efforts currently under way in many states to reduce waiting lists and provide additional access to residential services, which we believe will continue to drive additional demand for services such as those we provide.

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De-institutionalization. As of 2011, there were approximately 84,000 individuals with I/DD residing in institutions with 16 or more beds, including nearly 30,000 in public institutions. At the federal and state levels, policy changes, legal decisions and cost containment efforts are driving a continuing trend of de-institutionalization for the treatment of individuals with disabilities and special needs. Several states are currently in the process of downsizing or closing I/DD institutions, including California, New Jersey and Georgia.

We believe the ARY population is growing, along with the demand for many of the services we offer. Specific trends impacting the ARY population include:

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Shifting demographics of children. An increasing number of children are living in poverty in the United States. According to the Children’s Defense Fund, the number of children living below the poverty line increased by more than 4.5 million from 2000 to 2012, and 2.75 million more children were categorized as poor in 2012 than before the economic downturn began in 2007. In addition, the number of children in single-parent families increased from 22.7 million in 2008 to 24.7 million in 2012, or an increase of approximately 9%. We believe these children are more likely to require the residential and periodic services offered through our ARY segment as their caregivers face greater demands.

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Stabilization of the foster care population. The number of children in foster care reached a peak of 567,000 in 1999 and declined to nearly 400,000 as of September 30, 2012. The decline in the population was driven by several factors causing a shift in care delivery, but we believe the full impact of those factors has already been experienced. The population has stabilized, evidenced by the fact the number of children in foster care has been approximately 400,000 for each of the last three years.

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Growing demand for periodic services. In an effort to prevent children and adolescents from requiring an out-of-home placement, public child welfare agencies have for several years been emphasizing periodic support services to strengthen families at-risk. Consistent with this trend, we have been expanding our ARY periodic services in existing and new markets to meet this demand and help more children and families in need of support.

The market for ABI services is growing due to several factors, including:

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Advances in medical care. Advances in emergency care and medical technology are increasing the survival rate and extending the life span of those who suffer a catastrophic injury. This has served to both expand the overall population of these individuals and to place increased responsibility on payors and government agencies to seek cost-effective care.

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Increasing public awareness. Increases in public awareness of the causes and potential complications of brain injury are driving an increased focus on the diagnosis and proper treatment of these injuries. In particular, the conflicts in Afghanistan and Iraq, where traumatic brain injury has been one of the signature wounds for our military, as well as significant research and media coverage related to the incidence of brain injury in contact sports, especially professional football, have contributed to this increased awareness.

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Increasing demand for specialized care. Patients, families and payors are increasingly seeking specialized care provided in ABI-specific community-based settings such as those that we offer. There are tens of thousands of individuals with brain injuries currently in nursing facilities. We believe many of these patients, particularly younger individuals, would be better served in community-based rehabilitative programs, as evidenced and supported by growing advocacy, changes in public policy and legal precedents supporting their transition to specialized care settings.

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Increasing funding for community-based settings. Both the public and private sectors finance post-acute services for individuals with ABI. We believe that payors are increasingly seeking to serve patients in more cost-effective and appropriate community-based settings. For example, in recent years the increase in state ABI waiver programs that provide easier access to Medicaid funds has expanded the number of individuals who can afford ABI services. According to the Kaiser Family Foundation, there were 17,193 individuals served through state waiver programs for brain injury in 2010, up from 11,214 in 2006, representing a compound annual growth rate of 11.3%.

Clients, caregivers and payors are increasingly recognizing the value of home- and community-based services.

We believe home- and community-based services are strongly preferred by clients and their caregivers. The less restrictive settings provide greater control over care delivery, support patient quality of life and independence, and facilitate stronger bonds between those we serve and their caregivers. Additionally, consumers are becoming increasingly aware of the full spectrum of services available in the market, and we believe they will continue to demand the type of tailored and cost-effective community-based care we offer.

Furthermore, we believe that in our target markets, both public and non-public payors will increasingly emphasize and fund community-based services that offer comprehensive care across the continuum at a better relative value. We believe tailored solutions and ongoing support, such as the services we provide, offer better overall outcomes for the populations we serve. For most of our patient populations, our customized service plans cost less than care plans in large-scale institutional settings. Home- and community-based services are also preferred as a clinically appropriate and less expensive “step-down” alternative for individuals who no longer require care in more expensive acute care settings.

Funding for home- and community-based services is expanding.

We believe funding for home- and community-based services is expanding for a variety of reasons, including the must-serve nature of our population, and legislation, legal precedents and advocacy efforts supporting the individuals we serve. Human services, including services for the I/DD and ARY populations, are generally funded by government programs, predominantly Medicaid, while ABI services are funded by a mix of government programs and private insurance. These programs are often administered on a state-wide level and, in selected states, decisions regarding funding for individual clients and programs occur at the county level, resulting in a large and diverse payor base. State governments are financially incentivized to continue funding services in our core markets because states receive matching federal funds for state expenditures. We believe improving state budgets resulting from a recovering economic environment will further drive growth in funding.

The health and human services markets we serve are highly fragmented, and we expect continued consolidation of the numerous local and regional providers who lack our scale and resources.

The markets we serve are highly fragmented, with only a limited number of national providers of significant scale. We believe payors are demanding more sophisticated reporting, quality, billing and clinical outcomes data, which require complex and robust administrative and IT systems. Small providers often lack the resources to implement and the scale to leverage these systems. We also believe payors are seeking to contract with larger providers that can offer more comprehensive services across a continuum of care, deliver consistent quality and act quickly to establish new programs for populations in need of service.

Competitive Strengths

We believe we are uniquely positioned to be the preferred provider of home- and community-based health and human services in the markets we serve. In particular, our strengths include:

The Leading Provider of Home- and Community-Based Health and Human Services in the United States. As of March 31, 2014, we provided services to more than 12,000 clients in residential settings and more than 16,000 clients in non-residential settings across 36 states, which are home to approximately 85% of the U.S. population. Our national scale and breadth of service offerings provide us with significant competitive advantages:

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Responsiveness. Our scale enables us to deliver a broad range of highly customized services across a continuum of care with a greater level of responsiveness than many of our regional or local service competitors. We have the knowledge, financial resources and relationships to anticipate and rapidly respond to customer needs and market opportunities, positioning us well to capture new business.

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Clinical expertise. Given our extensive national network of clinicians and the wide variety of service models we use, we have developed a broad range of clinical expertise to address a range of disabilities and special needs. We leverage clinical best practices from across our network to expand into new markets and initiate new service lines and programs to address the needs of our payors, our clients and their caregivers. We believe our ability to serve individuals with the most complex physical and behavioral challenges distinguishes us from many of our competitors.

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Infrastructure. Unlike smaller competitors that lack our scale and resources, we have developed a robust infrastructure, including functions such as quality assurance, compliance, risk management, information technology, human resources, billing and financial management, that we leverage across our care-delivery network. This infrastructure enables our operations to focus on efficiently delivering consistent, high-quality care and enables us to respond to the increasing compliance, regulatory and fiscal requirements of payors.

Powerful Value Proposition. We believe we offer a powerful value proposition to our payors, our clients and their caregivers through our ability to design customized service plans to meet the unique needs of our clients in cost-effective settings. We specialize in adapting our service offerings to a wide range of intensities of care and other client requirements.

Proven Ability to Make Acquisitions at Attractive Valuations. We believe our scale, in-depth industry knowledge, payor relationships, reputation for quality and operational expertise strategically position us as a preferred acquirer, with an ability to efficiently and opportunistically deploy capital. We are the only company with a national platform dedicated to serving each of the I/DD, ARY and ABI populations. This positions us as a prime exit option for small providers in these highly-fragmented markets. We have completed 33 acquisitions and deployed over $120 million of capital for acquisitions since the beginning of fiscal 2009.

Unique First Mover Advantage in SRS. Through our history of acquisitions and new starts, we now serve over 1,300 individuals in 26 states in our SRS segment. We are the only provider with a national platform dedicated to providing post-acute care for individuals with brain injuries or other catastrophic injuries and illnesses, and thus we believe we are the leader serving this market. Through our NeuroRestorative and CareMeridian business units, we offer solutions to SRS clients across the continuum of care, from post-acute care and neurorehabilitation to day treatment and supportive living services, that help individuals in their recovery and, in many cases, to regain independence. Our experience in SRS enables us to deliver high-quality specialized care and offer significant cost savings for payors, leading to an expanding pipeline of referrals. Our quality of care and outcomes, along with limited competition of scale in the underserved SRS market, position us to capitalize on this opportunity and benefit from its rapid growth.

Stable Cash Flows Fund Growth Opportunities. Our highly-diverse group of payors and the must-serve populations we support have insulated our revenue streams from significant and widespread rate reductions. This, coupled with our historically consistent annual capital expenditures of only 2% to 3% of net revenue and low working capital needs, has helped us achieve stable cash flows through periods of economic recession and prosperity. We have been able to utilize our stable cash flows to invest in new growth opportunities and fuel the expansion of our services.

Proven Management Team with a Track Record of Performance. Our management team, having served previously as policy makers, fiscal managers and service providers, has extensive public and private sector experience in health and human services. Our executive officers have been with us for an average of 13 years and average approximately 20 years in the human services industry. Our management team has demonstrated the ability and experience to ensure the delivery of high quality services to clients, pursue and integrate numerous acquisitions, manage critical human resources, develop and maintain robust IT and financial systems, mitigate risk in the business and oversee our significant growth and expansion.

Our Business Strategy

We intend to continue leveraging our strengths to capitalize on the market opportunity for home- and community-based health and human services. The primary aspects of our strategy include:

Leverage our Core Competencies to Drive Organic Growth. We expect to capture the embedded growth opportunities resulting from our recent initiatives and leverage our core competencies to further expand our presence in markets we already serve and to further expand our geographic footprint in our existing service lines. During our nearly 35-year history, we have developed and refined a core set of competencies through our experience developing customized service plans for complex cases and supporting our operations with expertise in areas such as risk management, compliance and quality assurance.

Continue to Invest in our New Start Programs. A key driver of growth has been our new start programs that have historically generated attractive returns on our investments. Our investment of approximately $8 million in new starts between fiscal 2007 and fiscal 2010 generated net revenues and new start operating income of approximately $70 million and $14 million, respectively, in fiscal 2013. We intend to continue to aggressively pursue new start opportunities with attractive rates of return on investment.

Pursue Opportunistic Acquisitions. We intend to continue to pursue acquisitions that are consistent with our mission and can be readily integrated into our existing operations. We have invested in a team dedicated to mergers and acquisitions, as well as the infrastructure and formalized processes to enable us to pursue acquisition opportunities and to integrate them into our business. We monitor the market nationally for businesses that we can acquire at attractive prices and efficiently integrate with our existing operations. Since the beginning of fiscal 2009, we have successfully acquired 33 companies, at an aggregate purchase price of over $120 million.

Expand our SRS Platform. We intend to leverage our unique scale and leadership position to continue to expand our SRS platform through continued organic growth in new and existing markets, as well as through opportunistic acquisitions. We are the only provider with a national platform dedicated to providing post-acute care for individuals with brain injuries or other catastrophic injuries and illnesses, and thus we believe we are the leader serving this market. We have more than doubled the size and contribution of our SRS segment since 2009, achieving a 21% compound annual growth rate in net revenue over that period. Furthermore, our SRS business is funded by a highly attractive payor mix, with 56% of net revenues in 2013 derived from commercial insurers and other private entities.

Pursue Opportunities in Adjacent Markets and Complementary Service Lines that Diversify our Service Offerings. We intend to leverage our core competencies in serving special needs populations to pursue opportunities in adjacent markets and complementary service lines. Our reputation and relationships with state agencies position us well to explore ancillary opportunities such as to serve frail elders and individuals with autism and mental health issues. We have a proven track record of expanding into adjacent markets, as evidenced by the growth of our SRS segment.

Risk Factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:

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reductions or changes in Medicaid funding or changes in budgetary priorities by the federal, state and local governments that pay for our services could have a material adverse effect on our revenue and profitability;

•	the nature of our operations subjects us to substantial claims, litigation and governmental proceedings;

•	an increase in labor costs or labor-related liability; and

•	reductions in reimbursement rates, a failure to obtain increases in reimbursement rates or subsequent negative audit adjustments could adversely affect our revenue, cash flows and profitability.

Our Corporate Information

Civitas Solutions, Inc. (formerly known as NMH Holdings, Inc.) is a Delaware corporation incorporated on June 15, 2007. Our business was originally formed in 1980. We were acquired in 2006 pursuant to the merger and contribution (the “Merger”) by affiliates of Vestar Capital Partners (“Vestar”). Our principal executive office is located at 313 Congress Street, Boston, Massachusetts, and our telephone number is (617) 790-4800. The address of our main website is                                          . You should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Currently, Civitas is a wholly owned subsidiary of NMH Investment, LLC (“NMH Investment”). The equity interests of NMH Investment are owned by Vestar and certain of our executive officers and directors and other members of management. In connection with this offering, NMH Investment will distribute all of its shares of our common stock to its existing member in accordance with their respective membership interests. Shortly following the distribution of our common stock, NMH Investment will be dissolved. Upon the completion of the dissolution of NMH Investment, the limited liability company agreement will be of no further force and effect.

Civitas is the indirect parent of National Mentor Holdings, Inc. (“NMHI”), which is the issuer of 12.50% Senior Notes due 2018 (the “senior notes”) and the borrower under the Company’s senior credit facilities. NMHI is required by the terms of the indenture governing the senior notes to file reports with the Securities and Exchange Commission (the “SEC”), and under SEC rules, is currently a voluntary filer. We intend to use the net proceeds from the sale of common stock by us in this offering to redeem all of the senior notes. Upon completion of that redemption, NMHI will cease to be a voluntary filer and will cease filing reports with the SEC.

Equity Sponsor

Founded in 1988, Vestar Capital Partners is a leading U.S. middle market private equity firm specializing in management buyouts and growth capital investments. Vestar invests and collaborates with incumbent management teams and private owners in a creative, flexible and entrepreneurial way to build long-term enterprise value. Since Vestar’s founding, Vestar funds have completed more than 70 investments in companies with a total value of more than $40 billion.

Vestar has extensive experience investing across a wide variety of industries, including healthcare, financial services, information services, consumer, digital media and diversified industries. Vestar Capital Partners has been making successful investments in the healthcare sector since the late 1990s, when the firm helped the physician managers of Sheridan Healthcare take the company private and build it from a local operation into a nationwide provider of outsourced medical services.

Since then, Vestar’s healthcare investments have spanned the healthcare spectrum, including, in addition to the Company, Essent Healthcare, a hospital management company, and more recently, healthcare information and measurement technologies investments, which include HealthGrades, Press Ganey and MediMedia.

Vestar currently manages funds with approximately $5 billion of assets and has offices in New York, Denver and Boston. Vestar’s investment in the Company was funded by Vestar Capital Partners V, L.P., a $3.7 billion fund which closed in 2005, and affiliates.

The Offering

Issuer	Civitas Solutions, Inc.

Common stock offered by us	shares

Underwriters’ option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional shares at the public offering price less underwriting discounts and commissions.

Common stock to be outstanding immediately after completion of this offering	shares

Use of proceeds	We intend to use the net proceeds from the sale of common stock by us in this offering to (i) redeem all of the $212 million in aggregate principal amount of the outstanding senior notes issued by our subsidiary, NMHI, at a redemption price of 106.25% plus accrued and unpaid interest thereon to the date of redemption and (ii) pay a transaction advisory fee to Vestar under the management agreement with Vestar, which agreement will terminate upon completion of this offering. We intend to use any remaining net proceeds for general corporate purposes.

Dividend policy	We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions under the terms of current and any future agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in our current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our Board of Directors deems relevant.

Proposed symbol for trading on	“ ”

Risk factors	For a discussion of risks relating to us, our business and an investment in our common stock, see “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

•	assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which we will adopt prior to the completion of this offering;

•

is based on the number of shares outstanding after giving effect to a             -for-             stock split, which we will complete prior to the consummation of this offering (assuming an offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus));

•	assumes the distribution of shares of Civitas held by our parent, NMH Investment, to its members and the subsequent dissolution of NMH Investment;

•	excludes an aggregate of shares of our common stock reserved for issuance under our 2014 Incentive Plan (as defined herein) that we intend to adopt in connection with this offering; and

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assumes (1) no exercise by the underwriters of their option to purchase up to              additional shares from us and (2) an initial public offering price of $              per share, the midpoint of the price range set forth on the cover of this prospectus.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data as of and for the dates indicated. The consolidated financial data as of September 30, 2012 and 2013 and for the years ended September 30, 2011, 2012 and 2013 are derived from our audited consolidated financial statements, included elsewhere in this prospectus. The consolidated financial data as of September 30, 2011 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated financial data presented below as of and for the six months ended March 31, 2013 and 2014 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. Operating results for the six months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the entire fiscal year ending September 30, 2014.

Our results included below and elsewhere in this prospectus are not necessarily indicative of our future performance. The following summary consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes, included elsewhere in this prospectus, and the information under “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and notes thereto and other financial information included in this prospectus.

	Fiscal Year Ended September 30,						Six Months Ended March 31,
	2011		2012		2013		2013		2014
(dollars in thousands, except per share data)
Statements of Operations Data:
Net revenue		$1,062,773		$1,123,118		$1,198,653		$589,207		$617,297
Cost of revenue (exclusive of depreciation expense shown separately below)		823,009		874,778		935,143		465,775		484,335
General and administrative expenses		144,011		140,221		146,040		73,865		72,141
Depreciation and amortization		61,330		60,534		64,146		31,145		32,670

Income from operations		34,423		47,585		53,324		18,422		28,151
Management fee of related party		(1,271)		(1,325)		(1,359)		(665)		(699)
Other income (expense), net		(142)		2		929		735		377
Extinguishment of debt		(23,684)		—		—		—		(14,699)
Interest income		22		332		137		76		137
Interest expense		(67,511)		(79,445)		(78,075)		(38,947)		(36,952)

Loss from continuing operations before income taxes		(58,163)		(32,851)		(25,044)		(20,379)		(23,685)
Benefit for income taxes		(19,287)		(19,283)		(9,472)		(6,784)		(6,783)

Loss from continuing operations		(38,876)		(13,568)		(15,572)		(13,595)		(16,902)
Loss from discontinued operations, net of tax (1)		(4,625)		(701)		(2,724)		(2,614)		22

Net loss		$(43,501)		$(14,269)		$(18,296)		$(16,209)		$(16,880)

Per Share Data:
Net loss per common share:
Basic	$		$		$		$		$
Diluted	$		$		$		$		$
Weighted-average common shares outstanding:
Basic
Diluted
Pro Forma Per Share Data: (2)
Pro forma net loss per common share:
Basic					$				$
Diluted					$				$
Pro forma weighted-average common shares outstanding:
Basic
Diluted
Balance Sheet Data (at end of period):
Cash and cash equivalents (3)		$387		$125		$19,440		$3,530		$20,045
Working capital (4)		12,634		26,192		59,262		61,498		66,220
Total assets		1,011,360		1,045,880		1,021,269		1,031,093		1,006,489
Total debt (5)		784,124		799,895		803,464		813,165		818,735
Shareholder’s equity (deficit)		(16,917)		(29,931)		(46,515)		(45,324)		(62,605)

(1)	During fiscal 2011 and 2013, we sold our home health business, closed certain Human Services operations in the States of Maryland, Colorado, Nebraska, New Hampshire, New York and Virginia, sold our Rhode Island ARY business and closed our Rhode Island I/DD business. All fiscal years presented reflect the classification of these businesses as discontinued operations.
(2)	Pro forma per share data gives effect to: (i) the redemption of the senior notes using the net proceeds from this offering, as described in “Use of Proceeds”; (ii) the reduction of the interest rate payable under our senior secured credit facilities by 0.50% per annum as a result of the reduction in our consolidated leverage ratio following the completion of the redemption of the senior notes using the net proceeds from this offering; (iii) the elimination of the annual management fee to Vestar as a result of the termination of the management agreement with Vestar; and (iv) the issuance of shares of our common stock by us in this offering at an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, as if each of these events occurred at the beginning of the periods presented. Pro forma basic net loss per share consists of pro forma net loss divided by the pro forma basic weighted average common shares outstanding. Pro forma diluted net loss per share consists of pro forma net loss divided by the pro forma diluted weighted average common stock outstanding.

Pro forma per share data does not give effect to the write-off of deferred financing costs of $5.3 million in connection with the redemption of the senior notes using the net proceeds from this offering.

The following is a reconciliation of historical net loss to pro forma net income (loss) for the year ended September 30, 2013 and the six months ended March 31, 2014:

(dollars in thousands, except per share data)	Fiscal Year Ended September 30, 2013		Six Months Ended March 31, 2014
Net loss		$(18,296)		$(16,880)
Decrease in interest expense (a)		41,151		19,107
Management fees and expenses (b)		1,359		699
Decrease in benefit from income taxes (c)		(16,407)		(5,232)

Pro forma net income (loss)		$7,807		$(2,306)

Pro forma net income (loss) per common share:
Basic	$		$
Diluted	$		$
Pro forma weighted-average common shares outstanding: (d)
Basic
Diluted

(a)	Reflects the net adjustment to interest expense resulting from (i) the redemption of the senior notes using the net proceeds from this offering, as described in “Use of Proceeds” and (ii) the reduction of the interest rate payable under our senior secured credit facilities by 0.50% per annum as a result of the reduction in our consolidated leverage ratio following the completion of the redemption of senior notes using the net proceeds from this offering.
(b)	Reflects the elimination of management fees to Vestar for the periods presented as a result of the termination of the management agreement. In connection with the Merger, NMHI entered into a management agreement with Vestar, pursuant to which NMHI agreed to pay Vestar an annual management fee equal to the greater of (i) $850,000 and (ii) an amount per annum equal to 1.00% of NMHI’s consolidated earnings before depreciation, amortization, interest and taxes for each fiscal year before deduction of Vestar’s fee, determined as set forth in NMHI’s senior credit agreement. In connection with the consummation of this offering, we intend to pay Vestar a one-time transaction advisory fee under the management agreement in an amount not yet determined. The management agreement will terminate upon completion of this offering.
(c)	Reflects adjustments to historical benefit from income taxes, assuming a pro forma effective tax rate of 40% for each period presented.
(d)	Reflects shares of common stock to be issued by us in this offering.
(3)	Excludes restricted cash.
(4)	Calculated as current assets minus current liabilities.
(5)	Includes obligations under capital leases.

	Year Ended September 30,			Six Months Ended March 31,
	2011	2012	2013	2013	2014
(dollars in thousands)
Other Financial Data:
Cash flows provided by (used in):
Operating activities	$30,790	$29,251	$55,738	$6,940	$24,383
Investing activities	(82,542)	(42,662)	(39,377)	(14,731)	(26,539)
Financing activities	25,505	13,148	2,954	11,196	2,761
Capital expenditures	20,878	29,995	31,901	15,375	14,358
Program rent expense (1)	31,856	32,779	38,994	18,798	20,679
EBITDA (2)	70,656	106,796	117,040	49,637	45,800
Adjusted EBITDA (2)	$114,416	$118,716	$131,635	$59,335	$65,097

(1)	Program rent expense is defined as lease expenses related to buildings directly utilized in providing services to clients.
(2)	We define “EBITDA” as income before interest expense and interest income, taxes, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA further adjusted to add back certain charges, fees and expenses. EBITDA and Adjusted EBITDA are presented because they are important measures used by management to assess financial performance, and management believes they provide a more transparent view of our operating performance and operating trends without the effect of non-cash charges and other items that vary from period to period without any correlation to our operating performance. We also believe these non-GAAP measures are useful to investors in assessing financial performance because these measures are similar to the metrics used by investors and other interested parties when comparing companies in our industry that have different capital structures, debt levels and/or tax rates. Furthermore, Adjusted EBITDA closely correlates to the EBITDA measure used in NMHI’s senior secured credit agreement.

EBITDA and Adjusted EBITDA are not determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, income from operations, net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. While EBITDA and Adjusted EBITDA are frequently used as measures of operating performance and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items.

The following table provides a reconciliation from net loss to EBITDA and Adjusted EBITDA:

	Year Ended September 30,			Six Months Ended March 31,
	2011	2012	2013	2013	2014
(dollars in thousands)
Net loss	$(43,501)	$(14,269)	$(18,296)	$(16,209)	$(16,880)
Loss from discontinued operations, net of tax	4,625	701	2,724	2,614	(22)
Benefit for income taxes	(19,287)	(19,283)	(9,472)	(6,784)	(6,783)
Interest expense, net	67,489	79,113	77,938	38,871	36,815
Depreciation and amortization	61,330	60,534	64,146	31,145	32,670

EBITDA	$70,656	$106,796	$117,040	$49,637	$45,800
Adjustments:
Management fee to related party (a)	$1,271	$1,325	$1,359	$665	$699
(Gain) loss on disposal of assets (b)	(56)	283	165	77	(116)
Stock based compensation (c)	3,675	672	273	233	58
Transaction-related costs, fees and expenses (d)	1,222	139	449	243	485
Predecessor provider tax reserve adjustment (e)	—	—	(2,118)	—	—
Change in fair value of contingent consideration (f)	(479)	—	—	—	—
Extinguishment of debt (g)	23,684	—	—	—	14,699
Closure fee (h)	713	—	—	—	—
Discretionary recognition bonuses (i)	2,361	—	—	—	—
Claims made insurance liability (j)	580	—	3,445	2,427	—
Non-cash impairment charges (k)	5,993	—	1,334	72	—
Business optimization expenses (l)	—	1,288	183	128	105
Restructuring (m)	2,984	753	703	133	508
Operating losses from new starts (n)	1,812	7,460	8,802	5,720	2,860

Adjusted EBITDA (o)	$114,416	$118,716	$131,635	$59,335	$65,097

(a)	Represents management fees incurred under our management agreement with Vestar, which agreement will terminate in connection with this offering.
(b)	Represents gains or losses on sales of fixed assets or real estate.
(c)	Represents non-cash stock based compensation.
(d)	Represents costs related to the amendment to the senior credit agreement in October 2012, acquisition expenses paid to third parties, franchise taxes and other transaction costs.
(e)	Represents an adjustment to a reserve for a provider tax that was accrued prior to the Merger in June 2006.
(f)	Represents changes in fair value of contingent earn-out obligations arising from acquisitions.
(g)	Represents the write-off of the remaining deferred financings costs on debt that we refinanced in fiscal 2011 and in the six months ended March 31, 2014.
(h)	Represents a lease termination fee incurred in connection with the closing of an underperforming program.
(i)	Represents payment of one-time discretionary bonuses in recognition of extraordinary contributions of certain employees in connection with a refinancing transaction in February 2011.
(j)	Represents (i) a charge to establish a reserve reflecting the total probable loss from incurred but not yet reported liability claims; (ii) an adjustment to our tail reserve for professional and general liability of $3.4 million; and (iii) an adjustment to our tail reserve for employment practices liability claims of $18 thousand, each of which is required by ASC 450 for companies with claims-made insurance.
(k)	Represents impairment charges associated with indefinite lived intangible assets and goodwill related to the closing of underperforming programs.
(l)	Represents costs associated with optimizing our business, including program closure costs and costs associated with accounting and IT consultants hired in connection with our shared services center.
(m)	Represents severance and other costs incurred as part of the restructuring of certain corporate and field functions.

(n)	Represents losses from any new start programs initiated within 18 months of the end of the period that had operating losses during the period. For more information regarding operating income and losses related to new starts, see “Management’s Discussion and Analysis of Financial Condition and Results—Factors Affecting our Operating Results—Expansion—Organic Growth.”
(o)	Adjusted EBITDA does not include any adjustments for “pro forma acquired EBITDA.” Pro forma acquired EBITDA represents pre-closing EBITDA with respect to acquisitions made during the period based on actual EBITDA generated by the acquired entity or business from the most recent 12-month period that is available at the time of acquisition, after giving effect to identified adjustments as a result of the combination, pro-rated for the portion of that 12-month period that falls within the applicable reporting period. Pro forma acquired EBITDA was approximately $2.3 million for fiscal 2011, approximately $3.5 million for fiscal 2012, approximately $2.2 million for fiscal 2013, approximately $22 thousand for the six months ended March 31, 2013 and approximately $1.0 million for the six months ended March 31, 2014.

RISK FACTORS

Investing in our common stock involves a number of risks. Before you purchase our common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition, results of operation or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Reductions or changes in Medicaid funding or changes in budgetary priorities by the federal, state and local governments that pay for our services could have a material adverse effect on our revenue and profitability.

We currently derive approximately 90% of our revenue from contracts with state and local governments. These governmental payors fund a significant portion of their payments to us through Medicaid, a joint federal and state health insurance program through which state expenditures are matched by federal funds typically ranging from 50% to approximately 75% of total costs, a number based largely on a state’s per capita income. Our revenue, therefore, is largely determined by the level of federal, state and local governmental spending for the services we provide.

Efforts at the federal level to reduce the federal budget deficit pose risk for reductions in federal Medicaid matching funds to state governments. Previously, the Joint Select Committee on Deficit Reduction’s failure to meet the deadline imposed by the Budget Control Act of 2011 triggered automatic across-the-board cuts to discretionary funding, including a 2% reduction to Medicare, which went into effect April 1, 2013, but specifically exempted Medicaid payments to states. While this development did not reduce federal Medicaid funding, reductions in other federal payments to states will put additional stress on state budgets, with the potential to negatively impact the ability of states to provide the state Medicaid matching funds necessary to maintain or increase the federal financial contribution to the program. Although earlier this year the Congress and President reached an agreement on a two-year budget framework for federal fiscal years 2014 and 2015, negotiations in recent years regarding deficit reduction efforts have been contentious and, most recently, resulted in a 16-day government shutdown in October 2013. While Medicaid payments were not affected during this period, the potential of longer shutdowns in the future if new negotiations regarding the federal budget and/or the federal debt ceiling fail to produce a resolution could cause disruptions in Medicaid support and payments to states. In addition, the federal government may choose to adopt alternative proposals to reduce the federal budget deficit. These alternative reductions could have a negative impact on state Medicaid budgets, including proposals to provide states with more flexibility to determine Medicaid benefits, eligibility or provider payments through the use of block grants or streamlined waiver approvals, as well as those that would reduce the amount of federal Medicaid matching funding available to states by curtailing the use of provider taxes or by adjusting the Federal Medical Assistance Percentage (FMAP). Furthermore, any new Medicaid-funded benefits and requirements established by the Congress, particularly those included in the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, and the rules and regulations thereunder (together, the “Patient Protection and Affordable Care Act”), that mandate certain uses for Medicaid funds could have the effect of diverting those funds from the services we provide.

Budgetary pressures facing state governments, as well as other economic, industry and political factors, could cause state governments to limit spending, which could significantly reduce our revenue, referrals, margins and profitability, and adversely affect our growth strategy. Governmental agencies generally condition their contracts with us upon a sufficient budgetary appropriation. If a government agency does not receive an appropriation sufficient to cover its contractual obligations with us, it may terminate a contract or defer or reduce our reimbursement. In addition, there is risk that previously appropriated funds could be reduced through subsequent legislation. Many states in which we operate experienced unprecedented budgetary deficits during and in the wake of the recession that began in 2008, and, as a result, implemented service reductions, rate freezes and/or rate reductions, including states such as Minnesota, California, Florida, Indiana and Arizona. Similarly, programmatic changes such as conversions to managed care with related contract demands regarding billing and services, unbundling of services, governmental efforts to increase consumer autonomy and reduce provider oversight, coverage and other changes under state Medicaid plans, may cause unanticipated costs and risks to our service delivery. The loss or reduction of or changes to reimbursement under our contracts could have a material adverse effect on our business, financial condition and operating results.

The nature of our operations subjects us to substantial claims, litigation and governmental proceedings.

We are in the health and human services business and, therefore, we have been and continue to be subject to substantial claims alleging that we, our employees or our Mentors failed to provide proper care for a client. We are also subject to claims by our clients, our employees, our Mentors or community members against us for negligence and intentional misconduct, or violation of applicable laws. Included in our recent claims are claims alleging personal injury, assault, abuse, wrongful death and other charges. Several years ago, we experienced a spike in claims filed against the Company, and we could face an increase in claims in the future. As a result of the prior increase in claims, we received less favorable insurance terms and have expensed greater amounts to fund potential claims. For more information, see “Business—Legal Proceedings.”

We are subject to employee-related claims under state and federal law, including claims for discrimination, wrongful discharge or retaliation, as well as claims for violations under the Fair Labor Standards Act or state wage and hour laws.

Regulatory agencies may initiate administrative proceedings alleging that our programs, employees or agents violate statutes and regulations and seek to impose monetary penalties on us or ask for recoupment of amounts paid. We could be required to incur significant costs to respond to regulatory investigations or defend against lawsuits and, if we do not prevail, we could be required to pay substantial amounts of money in damages, settlement amounts or penalties arising from these legal proceedings.

A litigation award excluded by, or in excess of, our third-party insurance limits and self-insurance reserves could have a material adverse impact on our operations and cash flow and could adversely impact our ability to continue to purchase appropriate liability insurance. Even if we are successful in our defense, lawsuits or regulatory proceedings could also irreparably damage our reputation.

Reductions in reimbursement rates, a failure to obtain increases in reimbursement rates or subsequent negative audit adjustments could adversely affect our revenue, cash flows and profitability.

Our revenue and operating profitability depend on our ability to maintain our existing reimbursement levels and to obtain periodic increases in reimbursement rates to meet higher costs and demand for more services. Approximately 13% of our revenue is derived from contracts based on a retrospective cost reimbursement model, whereby we are required to maintain a certain cost structure in order to realize the specified rate. For such programs, if our costs are less than the required amount, we are required to return a portion of the revenue to the payor. Some of our programs are also subject to prospective rate adjustments based on current spending levels. For such programs, we could experience reduced rates in the future if our current spending is not sufficient. If we are not entitled to, do not receive or cannot negotiate increases in reimbursement rates, or are forced to accept a reduction in our reimbursement rates at approximately the same time as our costs of providing services increase, including labor costs and rent, our margins and profitability could be adversely affected.

Changes in how federal and state government agencies operate reimbursement programs can also affect our operating results and financial condition. Some states have, from time to time, revised their rate-setting methodologies in a manner that has resulted in rate decreases. In some instances, changes in rate-setting methodologies have resulted in third-party payors disallowing, in whole or in part, our requests for reimbursement. Any reduction in or the failure to maintain or increase our reimbursement rates could have a material adverse effect on our business, financial condition and results of operations. Changes in the manner in which state agencies interpret program policies and procedures or review and audit billings and costs could also adversely affect our business, financial condition and operating results.

As a result of cost reporting, we have from time to time experienced negative audit adjustments which are based on subjective judgments of reasonableness, necessity or allocation of costs in our services provided to clients. These adjustments are generally required to be negotiated as part of the overall audit resolution and may result in paybacks to payors and adjustments of our rates. We cannot assure you that our rates will be maintained, or that we will be able to keep all payments made to us, until an audit of the relevant period is complete.

Our variable cost structure is directly related to our labor costs, which may be adversely affected by labor shortages, a deterioration in labor relations or increased unionization activities.

Our variable cost structure and operating profitability are directly related to our labor costs. Labor costs may be adversely affected by a variety of factors, including a limited supply of qualified personnel in any geographic area, local competitive forces, ineffective utilization of our labor force, increases in minimum wages or the need to increase wages to remain competitive, health care costs and other personnel costs, and adverse changes in client service models. We typically cannot recover our increased labor costs from payors and must absorb them ourselves. We have incurred higher labor costs in certain markets from time to time because of difficulty in hiring qualified direct care staff. These higher labor costs have resulted from increased wages and overtime and the costs associated with recruitment and retention, training programs and use of temporary staffing personnel. In part to help with the challenge of recruiting and retaining direct care staff, we offer these employees a benefits package that includes paid time off, health insurance, dental insurance, vision coverage, life insurance and a 401(k) plan, and these costs can be significant.

Although our employees are generally not unionized, we have one business in New Jersey with approximately 38 employees who are represented by a labor union and approximately 276 Connecticut direct care workers who are also represented by a labor union. We began negotiating a labor agreement with the Connecticut union in September 2012 and such negotiations are continuing. We may not be able to negotiate this or future labor agreements on satisfactory terms. Future unionization activities could result in an increase of our labor and other costs. If employees covered by a collective bargaining agreement were to engage in a strike, work stoppage or other slowdown, we could experience a disruption of our operations and/or higher ongoing labor costs, which could adversely affect our business, financial condition and results of operations.

Matters involving employees may expose us to potential liability.

We are subject to United States federal, state and local employment laws that expose us to potential liability if we are determined to have violated such employment laws. Failure to comply with federal and state labor laws pertaining to minimum wage, overtime pay, meal and rest breaks, unemployment tax rates, workers’ compensation rates, citizenship or residency requirements, and other employment-related matters may have a material adverse effect on our business or operations. In addition, employee claims based on, among other things, discrimination, harassment or wrongful termination may divert financial and management resources and adversely affect operations. We are further subject to the Fair Labor Standards Act (which governs such matters as minimum wages, overtime and other working conditions) as well as state and local wage and hour laws.

We expect increases in payroll expenses as a result of recent state and federal policy initiatives to increase the minimum wage as well as potential new federal regulations increasing the scope of overtime eligibility. Although such increases are not expected to be material, we cannot assure you that there will not be material increases in the future.

The potential losses that may be incurred as a result of any violation of employment laws are difficult to quantify.

State and local government payors with which we have contracts have complicated billing and collection rules and regulations, and if we fail to meet such requirements, our business could be materially impacted.

We derive approximately 90% of our revenue from contracts with state and local government agencies, and a substantial portion of this revenue is state-funded with federal Medicaid matching dollars. In billing for our services to third-party payors, we must follow complex documentation, coding and billing rules and there can be delays before we receive payment. These rules are based on federal and state laws, rules and regulations, various government pronouncements, and on industry practice. If we fail to comply with federal and state documentation, coding and billing rules, we could be subject to criminal and/or civil penalties, loss of licenses and exclusion from the Medicaid programs, which could materially harm us. Specifically, failure to follow these rules could result in potential criminal or civil liability under the False Claims Act and various federal and state criminal healthcare fraud statutes, under which extensive financial penalties and exclusion from participation in federal healthcare programs can be imposed.

Federal false claims laws prohibit any person from knowingly presenting or causing to be presented a false claim for payment to the federal government, or knowingly making or causing to be made a false statement to get a false claim paid. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs and criminal liability. The majority of states also have statutes or regulations similar to the federal false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. See “Risk Factors—We are subject to extensive governmental regulations, which require significant compliance expenditures, and a failure to comply with these regulations could adversely affect our business.”

We annually submit a large volume of claims for Medicaid and other payments, and there can be no assurance that there have not been errors. The rules are frequently vague and confusing, and we cannot assure that governmental investigators, private insurers, private whistleblowers or Medicaid auditors will not challenge our practices. Such a challenge could result in a material adverse effect on our business.

We are routinely subject to governmental reviews, audits and investigations to verify our compliance with applicable laws and regulations. As a result of these reviews, audits and investigations, these governmental payors may be entitled to, in their discretion:

•	require us to refund amounts we have previously been paid;

•	terminate or modify our existing contracts;

•	suspend or prevent us from receiving new contracts or extending existing contracts;

•	impose referral holds on us;

•	impose fines, penalties or other sanctions on us; and

•	reduce the amount we are paid under our existing contracts.

As a result of past reviews and audits of our operations, we have been and are subject to some of these actions from time to time. While we do not currently believe that our existing governmental reviews and audit proceedings will have a material adverse effect on our financial condition or significantly harm our reputation, we cannot assure you that similar actions in the future will not do so. In addition, such proceedings could have a material adverse impact on our results of operations in a future reporting period. Moreover, if we are required to restructure our billing and collection methods, these changes could be disruptive to our operations and costly to implement.

Complicated billing and collection procedures can result in delays in collecting payment for our services, which may adversely affect our liquidity, cash flows and operating results.

The reimbursement process is time consuming and complex, and there can be delays before we receive payment. Government reimbursement, facility credentialing, Medicaid recipient eligibility and service authorization procedures are often complicated and burdensome, and delays can result from, among other things, securing documentation and coordinating necessary eligibility paperwork between agencies. Similar issues arise in seeking payment from some of our private payors. These reimbursement and procedural issues occasionally cause us to have to resubmit claims several times and manage other administrative requests before payment is remitted. Missed filing deadlines can cause rejections of claims. If there is a billing error, the process to resolve the error may be time-consuming and costly. To the extent that complexity associated with billing for our services causes delays in our cash collections, we assume the financial risk of increased carrying costs associated with the aging of our accounts receivable as well as increased potential for write-offs. We can provide no assurance that we will be able to collect payment for claims at our current levels in future periods. The risks associated with third-party payors and the inability to monitor and manage accounts receivable successfully could have a material adverse effect on our liquidity, cash flows and operating results.

Economic conditions could have a material adverse effect on our cash flows, liquidity and financial condition.

Our government payors rely on tax revenue to pay for our services. In the wake of the last economic recession that began in 2008, most states faced unprecedented declines in tax revenues and, as a result, record budget gaps. Furthermore, even after four years of economic improvement, at the end of 2013, inflation-adjusted tax revenues remained below peak levels in many states. If the economy were to contract into recession again, our government payors or other counterparties that owe us money could be delayed in obtaining, or may not be able to obtain, necessary funding and/or financing to meet their cash flow needs. In 2011, Standard & Poor’s downgraded the Federal government’s credit rating and additional downgrades are possible in the future. In October 2013, Fitch Ratings placed the Federal government’s credit rating on negative watch. If the credit rating of the federal government is downgraded again, it is possible there will be related downgrades of state credit ratings as well. If this or unrelated state downgrades occur, this could make it more expensive for states to finance their cash flow needs and put additional pressure on state budgets. Delays in payment could have a material adverse effect on our cash flows, liquidity and financial condition. In the event that our payors or other counterparties are financially unstable or delay payments to us, our financial condition could be further impaired if we are unable to borrow additional funds under our senior credit agreement to finance our operations.

Our financial results could be adversely affected if claims against us are successful, to the extent we must make payments under our self-insured retentions, or if such claims are not covered by our applicable insurance or if the costs of our insurance coverage increase.

We have been and continue to be subject to substantial claims against our professional and general liability and automobile liability insurance. Professional and general liability claims, if successful, could result in substantial damage awards which might require us to make significant payments under our self-insured retentions and increase future insurance costs. For claims made from October 1, 2010 to September 30, 2011, we were self-insured for $2.0 million per claim and $8.0 million in the aggregate, and for $500,000 per claim in excess of the aggregate. From October 1, 2011 to September 30, 2013, we were self-insured for the first $4.0 million of each and every claim with no aggregate limit. Beginning October 1, 2013, we are self-insured for $4.0 million per claim and $28.0 million in the aggregate. We may be subject to increased self-insurance retention limits in the future which could have a negative impact on our results. An award may exceed the limits of any applicable insurance coverage, and awards for punitive damages may be excluded from our insurance policies either contractually or by operation of state law. In addition, our insurance does not cover all potential liabilities including, for example, those arising from employment practice claims, wage and hour violations, and governmental fines and penalties. As a result, we may become responsible for substantial damage awards that are uninsured.

Insurance against professional and general liability and automobile liability can be expensive and our insurance premiums may increase in the future. Insurance rates vary from state to state, by type and by other factors. Rising costs of insurance premiums, as well as successful claims against us, could have a material adverse effect on our financial position and results of operations.

It is also possible that our liability and other insurance coverage will not continue to be available at acceptable costs or on favorable terms.

If payments for claims exceed actuarially determined estimates, if claims are not covered by insurance, or if our insurers fail to meet their obligations, our results of operations and financial position could be adversely affected.

The nature of services that we provide could subject us to significant workers’ compensation related liability, some of which may not be fully reserved for.

We use a combination of insurance and self-insurance plans to provide for potential liability for workers’ compensation claims. Because we have so many employees, and because of the inherent physical risk associated with the interaction of employees with our clients, many of whom have intensive care needs, the potential for incidents giving rise to workers’ compensation liability is high.

We estimate liabilities associated with workers’ compensation risk and establish reserves each quarter based on internal valuations, third-party actuarial advice, historical loss development factors and other assumptions believed to be reasonable under the circumstances. In prior years, our results of operations have been adversely impacted by higher than anticipated claims, and they may be adversely impacted in the future if actual occurrences and claims exceed our assumptions and historical trends.

The Patient Protection and Affordable Care Act may materially increase our costs and/or make it harder for us to compete as an employer.

The Patient Protection and Affordable Care Act imposed new mandates on employers and individuals. The mandate requiring all individuals to enroll in a health insurance plan deemed credible became effective on January 1, 2014, but the implementation of the requirement that all employers with 50 or more full-time employees provide to employees health insurance deemed credible or pay a penalty has been delayed until January 1, 2015. Despite the delayed implementation of the employer mandate, we have recently redesigned our health benefits for calendar year 2014 to offer employees health coverage that meets the requirements of the Patient Protection and Affordable Care Act. Depending upon claims experience or enrollment changes in our new plans, our cost for employee health insurance could materially increase. Moreover, if the coverage we are offering isn’t competitive with the health insurance benefits our employees could receive at other employers, we may become less attractive as an employer and it may become more difficult for us to compete for qualified employees.

We face substantial competition in attracting and retaining experienced personnel, and we may be unable to maintain or grow our business if we cannot attract and retain qualified employees.

Our success depends to a significant degree on our ability to attract and retain qualified and experienced human service and other professionals, who possess the skills and experience necessary to deliver quality services to our clients and manage our operations. We face competition for certain categories of our employees, particularly direct service professionals and managers, based on wages, benefits and other working conditions. Contractual requirements and client needs determine the number, as well as the education and experience levels, of health and human service professionals we hire. We face substantial turnover among our direct service professionals. Also, due to the nature of the services we provide, our working conditions require additional sensitivities and skills relative to traditional medical care environments. Our ability to attract and retain employees with the requisite credentials, experience and skills depends on several factors, including, but not limited to, our ability to offer competitive wages, benefits and professional growth opportunities. The inability to attract and retain experienced personnel could have a material adverse effect on our business.

If we fail to establish and maintain relationships with government agencies, we may not be able to successfully procure or retain government-sponsored contracts, which could negatively impact our revenue.

To facilitate our ability to procure or retain government-sponsored contracts, we rely in part on establishing and maintaining relationships with officials of various government agencies, primarily at the state and local level but also including federal agencies. These relationships enable us to maintain and renew existing contracts and obtain new contracts and referrals. The effectiveness of our relationships may be reduced or eliminated with changes in the personnel holding various government offices or staff positions. We also may lose key personnel who have these relationships, and such personnel may not be subject to non-compete or non-solicitation covenants. Any failure to establish, maintain or manage relationships with government and agency personnel may hinder our ability to procure or retain government-sponsored contracts, and could negatively impact our revenue.

Negative publicity or changes in public perception of our services may adversely affect our ability to obtain new contracts and renew existing ones or obtain third-party referrals.

Our success in obtaining new contracts and renewals of our existing contracts depends upon maintaining our reputation as a quality service provider among governmental authorities, advocacy groups, families of our clients, our clients and the public. Negative publicity, changes in public perception, legal proceedings and government investigations with respect to our operations could damage our reputation and hinder our ability to retain contracts and obtain new contracts, and could reduce referrals, increase government scrutiny and compliance or litigation costs, or generally discourage clients from using our services. Any of these events could have a material adverse effect on our business, financial condition and operating results.

Our reputation and prior experience with agency staff, care workers and others in positions to make referrals to us are important for building and maintaining our operations. Any event that harms our reputation or creates negative experiences with such third parties could impact our ability to receive referrals and maintain or grow our client base.

A loss of our status as a licensed service provider in any jurisdiction could result in the termination of existing services and our inability to market our services in that jurisdiction.

We operate in numerous jurisdictions and are required to maintain licenses and certifications in order to conduct our operations in each of them. Each state and local government has its own regulations, which can be complicated. Additionally, each of our service lines can be regulated differently within a particular jurisdiction. As a result, maintaining the necessary licenses and certifications to conduct our operations is cumbersome. Our licenses and certifications could be suspended, revoked or terminated for a number of reasons, including:

•	the failure by our direct care staff or host-home providers to properly care for clients;

•	the failure to submit proper documentation to the applicable government agency, including documentation supporting reimbursements for costs;

•	the failure by our programs to abide by the applicable laws and regulations relating to the provision of health and human services; and

•	the failure of our facilities to comply with the applicable building, health and safety codes and ordinances.

From time to time, some of our licenses or certifications, or those of our employees, are temporarily placed on probationary status or suspended. If we lost our status as a licensed provider of health and human services in any jurisdiction or any other required certification, we would be unable to market our services in that jurisdiction, and the contracts under which we provide services in that jurisdiction would be subject to termination. Moreover, such an event could constitute a violation of provisions of contracts in other jurisdictions, resulting in other contract, license or certification terminations. Any of these events could have a material adverse effect on our operations.

We have increased and will continue to make substantial expenditures to expand existing services, win new business and grow revenue, but we may not realize the anticipated benefits of such increased expenditures.

In order to grow our business, we must capitalize on opportunities to expand existing services and win new business, some of which require spending in advance of revenue. For example, states such as California and New Jersey are in the process of closing state institutions and transitioning individuals with intellectual and developmental disabilities into community-based settings such as ours. Responding to opportunities such as these typically requires significant investment of our resources in advance of revenue. In North Carolina, where we have made significant investments in an effort to expand periodic services for at-risk youth, the system continues to experience significant change that has required us to reorganize and restructure our operations. In fiscal 2012, fiscal 2013 and the beginning of fiscal 2014, we increased significantly the amount spent on growth initiatives, especially new starts. This elevated level of growth investments has had a negative effect on our operating margin, and we may not realize the anticipated benefits of the spending as soon as we expect to or at any point in the future. If we target the wrong areas, or fail to identify the evolving needs of our payors by responding with service offerings that meet their fiscal and programmatic requirements, we may not realize the anticipated benefits of our investments and the results of our operations may suffer.

We may not realize the anticipated benefits of any future acquisitions, and we may experience difficulties in integrating these acquisitions.

As part of our growth strategy, we intend to make acquisitions. Growing our business through acquisitions involves risks because with any acquisition there is the possibility that:

•	the business we acquire may not continue to generate income at the same historical levels on which we based our acquisition decision;

•	we may be unable to maintain and renew the contracts of the acquired business;

•	unforeseen difficulties may arise in integrating the acquired operations, including employment practices, information systems and accounting controls;

•	we may not achieve operating efficiencies, synergies, economies of scale and cost reductions as expected;

•	we may be required to pay higher purchase prices for acquisitions than we have paid historically;

•	management may be distracted from overseeing existing operations by the need to integrate the acquired business;

•	we may acquire or assume unexpected liabilities or there may be other unanticipated costs;

•	we may encounter unanticipated regulatory risk;

•	we may experience problems entering new markets or service lines in which we have limited or no experience;

•	we may fail to retain and assimilate key employees of the acquired business;

•	we may finance the acquisition by incurring additional debt and further increase our leverage ratios; and

•	the culture of the acquired business may not match well with our culture.

As a result of these risks, there can be no assurance that any future acquisition will be successful or that it will not have a material adverse effect on our financial condition and results of operations.

We are subject to extensive governmental regulations, which require significant compliance expenditures, and a failure to comply with these regulations could adversely affect our business.

We are required to comply with comprehensive government regulation of our business, including statutes, regulations and policies governing the licensing of our facilities, the maintenance and management of our work place for our employees, the quality of our service, the revenue we receive for our services and reimbursement for the cost of our services. Compliance with these laws, regulations and policies is expensive, and if we fail to comply with these laws, regulations and policies, we could lose contracts and the related revenue, thereby harming our financial results. State and federal regulatory agencies have broad discretionary powers over the administration and enforcement of laws and regulations that govern our operations. A material violation of a law or regulation could subject us to fines and penalties and in some circumstances could disqualify some or all of the facilities and programs under our control from future participation in Medicaid or other government programs.

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH Act”) and other federal and state data privacy and security laws govern the collection, dissemination, security, use and confidentiality of patient-identifiable health information. HIPAA and the HITECH Act require us to comply with standards for the use and disclosure of health information within our company and with third parties, including, among other things, the adoption of administrative, physical and technical safeguards to protect such information. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. While we have taken steps to comply with applicable health information privacy and security requirements to which we are aware that we are subject to, if we do not comply with existing or new federal or state laws and regulations related to patient health information, we could be subject to criminal or civil sanctions and any resulting liability could adversely affect our operations. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our operations.

Expenses incurred under governmental agency contracts for any of our services, as well as management contracts with providers of record for such agencies, are subject to review by agencies administering the contracts and services. Representatives of those agencies visit our group homes to verify compliance with state and local regulations governing our home operations. A negative outcome from any of these examinations could increase government scrutiny, increase compliance costs or hinder our ability to obtain or retain contracts. Any of these events could have a material adverse effect on our business, financial condition and operating results.

The federal Anti-Kickback Law and similar state statutes, prohibit the provision of kickbacks, rebates and any other form of remuneration in return for referrals. Any remuneration, direct or indirect, offered, paid, solicited or received, in return for referrals of patients or business for which payment may be made in whole or in part under Medicaid could be considered a violation of law. The Anti-Kickback Law also prohibits payments made to anyone to induce them to recommend purchasing, leasing or ordering any goods, facility, service or item for which payment may be made in whole or in part by Medicaid. Criminal penalties under the Anti-Kickback Law include fines up to $25,000, imprisonment for up to five years, or both. In addition, acts constituting a violation of the Anti-Kickback Law may also lead to civil penalties, such as fines, assessments, exclusion from participation in the Medicaid programs and liability under the False Claims Act.

We are subject to many different and varied audit mechanisms for post-payment review of claims submitted under the Medicaid program. These include Recovery Audit Contractor (“RAC”) auditors, State Medicaid auditors, surveillance integrity review audits and Payment Error Rate Measurement (“PERM”) audits, among others. Any one of these audit activities may identify claims that the auditors deem problematic and, following such determination, auditors may require recoupment of claims by Medicaid to us.

On March 17, 2014, a newly promulgated federal regulation governing home- and community-based services became effective. The rule establishes eligibility requirements for Medicaid home and community-based services provided under the “waiver” program. The waiver program allows the states to furnish an array of home- and community-based services and avoid institutional care. Under the new rule, home- and community-based settings must be integrated in and support full access to the greater community, be selected by the individual from different setting options, ensure individual rights of privacy, and optimize autonomy and independence in making life choices. The rule includes additional requirements for provider-owned or controlled home and community-based residential settings, including that the individual has a lease or other legally enforceable agreement, and standards related to the individual’s privacy, control over schedule and visitors, and physical accessibility of the setting. At this juncture it is unclear how individual states will seek to implement this newly adopted regulation. The rule presents some implementation challenges, as some of the broad requirements may conflict with the needs and/or precautions that we must take for some of the individuals that we serve. It is unclear how each state will seek to address this potential conflict, and the impact and costs of implementation and compliance with this regulation are currently unknown. States have the option to request a variation or delay of compliance with the federal standards for as long as five years from the effective date. Moreover, each state Medicaid agency may interpret and submit different requests and extension timelines.

Any change in interpretations or enforcement of existing or new laws and regulations could subject our current business practices to allegations of impropriety or illegality, or could require us to make changes in our homes, equipment, personnel, services, pricing or capital expenditure programs, which could increase our operating expenses and have a material adverse effect on our operations or reduce the demand for or profitability of our services.

Should we be found out of compliance with these statutes, regulations and policies, depending on the nature of the findings, our business, our financial position and our results of operations could be materially adversely impacted.

The high level of competition in our industry could adversely affect our contract and revenue base.

We compete in a highly fragmented industry with a wide variety of competitors, ranging from small, local agencies to a few large, national organizations. Competitive factors may favor other providers and reduce our ability to obtain contracts, which would hinder our growth. Not-for-profit organizations are active in all states and range from small agencies, serving a limited area with specific programs to multi-state organizations. Smaller local organizations may have a better understanding of the local conditions and may be better able to gain political and public acceptance. Not-for-profit providers may be affiliated with advocacy groups, health organizations or religious organizations that have substantial influence with legislators and government agencies. Increased competition may result in pricing pressures, loss of or failure to gain market share or loss of clients or payors, any of which could harm our business.

Home and community-based human services may become less popular among our targeted client populations and/or state and local governments, which would adversely affect our results of operations.

Our growth depends on the continuation of trends in our industry toward providing services to individuals in smaller, community-based settings and increasing the percentage of individuals served by non-governmental providers. For example, during the course of much of the last decade, state governments increasingly adopted policies that emphasized greater family preservation and family reunification for at-risk youth, which reduced the demand for foster care services and required that we adapt our service offerings. Shifts in public policy and, therefore, our future success, are subject to a variety of political, economic, social and legal pressures, all of which are beyond our control. A reversal in the downsizing and privatization trends could reduce the demand for our services, which could adversely affect our revenue and profitability.

We conduct a significant percentage of our operations in Minnesota and, as a result, we are particularly susceptible to any reduction in budget appropriations for our services or any other adverse developments in that state.

For the fiscal year ended September 30, 2013 and the six months ended March 31, 2014, 14% of our net revenue was derived from contracts with government agencies in the State of Minnesota. Accordingly, any reduction in Minnesota’s budgetary appropriations for our services, whether as a result of fiscal constraints due to recession, changes in policy or otherwise, could result in a reduction in our fees and possibly the loss of contracts. For example, our I/DD services in Minnesota were negatively impacted in 2009 and 2011 by rate cuts of 2.6% and 1.5%, respectively. We cannot assure you that we will not receive additional rate reductions this year or in the future. The concentration of our operations in Minnesota also makes us particularly susceptible to many of the other risks described above occurring in this state, including:

•	the failure to maintain and renew our licenses;

•	the failure to maintain important relationships with officials of government agencies; and

•	any negative publicity regarding our operations.

Any of these adverse developments occurring in Minnesota could result in a reduction in revenue or a loss of contracts, which could have a material adverse effect on our results of operations, financial position and cash flows.

Our level of indebtedness could adversely affect our liquidity and ability to raise additional capital to fund our operations, and it could limit our ability to invest in our growth initiatives or react to changes in the economy or our industry.

We have a significant amount of indebtedness and substantial leverage. As of March 31, 2014, we had total indebtedness of $818.7 million. As of March 31, 2014, after giving effect to this offering and the application of the net proceeds as described under “Use of Proceeds,” we would have had total indebtedness of $606.7 million and an ability to borrow up to an additional $100.0 million under our senior secured revolving credit facility. A portion of our indebtedness, including borrowings under the senior secured credit facilities, bears interest at rates that fluctuate with changes in certain short-term prevailing interest rates. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same. We expect to continue to make new investments in our growth that may reduce liquidity, and we may need to increase our indebtedness in the future.

Our substantial degree of leverage could have important consequences, including the following:

•	it may significantly curtail our acquisitions program and may limit our ability to invest in our infrastructure and in growth opportunities;

•	it may diminish our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements and general corporate or other purposes;

•

a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including our operations, future business opportunities and acquisitions and capital expenditures;

•	the debt service requirements of our indebtedness could make it more difficult for us to satisfy our indebtedness and contractual and commercial commitments;

•	interest rates on any portion of our variable interest rate borrowings under the senior secured credit facilities that we have not hedged may increase;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt and a lower degree of leverage; and

•	we may be vulnerable if the country falls into another recession, or if there is a downturn in our business, or we may be unable to carry out activities that are important to our growth.

Subject to restrictions in the senior credit agreement, NMHI may be able to incur more debt in the future, which may intensify the risks described in this risk factor. All of the borrowings under the senior secured credit facilities are secured by substantially all of the assets of NMHI and its subsidiaries.

In addition to our significant amount of indebtedness, we have significant rental obligations under our operating leases for our group homes, other service facilities and administrative offices. For the three months ended March 31, 2014, our aggregate rental payments for these leases were $14.4 million. We expect this number will increase during fiscal 2014 as a result of new leases entered into pursuant to acquisitions and new program starts. Our ongoing rental obligations could exacerbate the risks described above.

Our ability to generate sufficient cash flow to fund our debt service, rental payments and other obligations depends on many factors beyond our control. See “Risk Factors—Economic conditions could have a material adverse effect on our cash flows, liquidity and financial condition.” In addition, possible acquisitions or investments in organic growth and other strategic initiatives could require additional debt financing. If our future cash flows do not meet our expectations and we are unable to service our debt, or if we are unable to obtain additional debt financing, we may be forced to take actions such as revising or delaying our strategic plans, reducing or delaying acquisitions, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may be unable to effect any of these transactions on satisfactory terms, or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to obtain additional financing on satisfactory terms, or at all, could have a material adverse effect on our business, financial condition and operating results.

Covenants in NMHI’s senior secured credit agreement impose several restrictions on our business.

The senior credit agreement contains various covenants that limit NMHI’s ability and/or its subsidiaries’ ability to, among other things:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make distributions in respect of capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets to secure debt;

•	enter into agreements that restrict dividends from subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

The senior credit agreement governing the senior secured credit facilities also requires NMHI and its subsidiaries to maintain a specified financial ratio, starting with the quarter ended June 30, 2014, in the event that NMHI draws more than $30.0 million under its senior revolver. NMHI’s ability to meet this financial ratio may be affected by events beyond its control, and we cannot assure you that it will satisfy that test. The breach of any of these covenants or financial ratio could result in a default under the senior secured credit facilities and the lenders could elect to declare all amounts borrowed thereunder, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness.

We depend upon the continued services of certain members of our senior management team, without whom our business operations could be significantly disrupted.

Our success depends, in part, on the continued contributions of our senior officers and other key employees. Our management team has significant industry experience and a long history with us, and would be difficult to replace. If we lose or suffer an extended interruption in the service of one or more of our key employees, our financial condition and operating results could be adversely affected. The market for qualified individuals is highly competitive and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

Our success depends on our ability to manage and integrate key administrative functions.

Our operations and administrative functions are largely decentralized and subject to disparate accounting and billing requirements established and often modified by our local payors and referral sources. Although in recent years we have undertaken an effort to consolidate accounting, billing, cash collections and other financial and administrative functions which may have mitigated this risk to some degree, there remains a substantial portion of the business that has not yet been centralized and some risk in the centralization process itself. If we encounter difficulties in integrating our operations further or fail to effectively manage these functions to ensure compliance with disparate and evolving requirements imposed by our payors and referral sources, it could have a material adverse effect on our results of operations, financial position and cash flows.

Our information systems are critical to our business and a failure of those systems, or a failure to upgrade them when required, could materially harm us.

We depend on our ability to store, retrieve, process and manage a significant amount of information, and to provide our operations with efficient and effective accounting, census, incident reporting and other quality assurance systems. Our information systems require maintenance and upgrading to meet our needs, which could significantly increase our administrative expenses.

Any system failure that causes an interruption in service or availability of our critical systems could adversely affect operations or delay the collection of revenues. Even though we have implemented network security measures, our servers are vulnerable to computer viruses, hacking and similar disruptions from unauthorized tampering. The occurrence of any of these events could result in interruptions, delays, the loss or corruption of data, or cessations in the availability of systems, all of which could have a material adverse effect on our financial position and results of operations and harm our business reputation. Furthermore, a loss of health care information could result in potential penalties in certain of our businesses if we fail to comply with privacy and security standards in violation of HIPAA, as amended by the HITECH Act.

The performance of our information technology and systems is critical to our business operations. Our information systems are essential to a number of critical areas of our operations, including:

•	accounting and financial reporting;

•	billing and collecting accounts;

•	coding and compliance;

•	clinical systems, including census and incident reporting;

•	records and document storage; and

•	monitoring quality of care and collecting data on quality and compliance measures.

In addition, as we continue to upgrade our systems, we run the risk of ongoing disruptions while we transition from legacy, and sometimes paper-based, systems. Disruptions in our systems could result in delays and difficulties in billing, which could negatively affect our results from operations and cash flows. We may choose systems that ultimately fail to meet our needs, or that cost more to implement and maintain than we had anticipated. Such systems may become obsolete sooner than expected, our payors may require us to invest in other systems, and state and/or federal regulations may impose electronic records standards that we cannot easily address from our existing platform. If we fail to upgrade successfully and cost-effectively, or if we are forced to invest in new or incompatible technology, our financial condition, cash flows and results of operations may suffer.

Our financial results may suffer if we have to write off goodwill or other intangible assets.

A large portion of our total assets consists of goodwill and other intangible assets. Goodwill and other intangible assets, net of accumulated amortization, accounted for 56.1% and 56.0% of the total assets on our consolidated balance sheets as of March 31, 2014 and September 30, 2013, respectively. We may not realize the value of our goodwill or other intangible assets and we expect to engage in additional transactions that will result in our recognition of additional goodwill or other intangible assets.

We evaluate on a regular basis whether events and circumstances have occurred that indicate that all or a portion of the carrying amount of goodwill or other intangible assets may no longer be recoverable, and is therefore impaired. Under current accounting rules, any determination that impairment has occurred would require us to write-off the impaired portion of our goodwill or the unamortized portion of our intangible assets, resulting in a charge to our earnings.

We may be more susceptible to the effects of a natural disaster or public health catastrophe, compared with other businesses due to the vulnerable nature of our client population.

Our primary clients are individuals with developmental disabilities, brain injuries, or emotionally, behaviorally and/or medically complex challenges, many of whom would be more vulnerable than the general public in a natural disaster or public health catastrophe. In a natural disaster, we could be forced to relocate some of our clients on short notice under dangerous conditions and our new program starts could experience delays. Accordingly, natural disasters and certain public health catastrophes could have a material adverse effect on our financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

Following the offering, we will be classified as a “controlled company” and, as a result, we will qualify for, and intend to rely on, certain exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Vestar will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the applicable stock exchange corporate governance standards. Under the rules of the             , a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consists of independent directors;

•	the requirement that nominating and corporate governance matters be decided solely by independent directors; and

•	the requirement that employee and officer compensation matters be decided solely by independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our audit, nominating and corporate governance and compensation functions may not be decided solely by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock or the common stock of our subsidiaries. The initial public offering price for our common stock will be determined through negotiations among us, Vestar and the underwriters, and market conditions, and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including those described under “—Risks Related to Our Business” and the following:

•

changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	downgrades by any securities analysts who follow our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the healthcare environment;

•	investors’ perceptions of our prospects;

•	announcements by us of significant contracts, acquisitions, joint ventures or capital commitments; and

•	changes in key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including companies in the healthcare industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

Our majority stockholder will have the ability to control significant corporate activities after the completion of this offering and our majority stockholder’s interests may not coincide with yours.

After the consummation of this offering, Vestar will beneficially own approximately     % of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, Vestar will own approximately     % of our common stock. As a result of its ownership, Vestar will have the ability to control the outcome of matters submitted to a vote of stockholders and, through our Board of Directors, the ability to control decision-making with respect to our business direction and policies. Matters over which Vestar will, directly or indirectly, exercise control following this offering include:

•	the election of our Board of Directors and the appointment and removal of our officers;

•	mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;

•	other material acquisitions or dispositions of businesses or assets;

•	incurrence of indebtedness and the issuance of equity securities;

•	repurchase of stock and payment of dividends; and

•	the issuance of shares to management under our equity incentive plans.

Even if Vestar’s ownership of our shares falls below a majority, Vestar may continue to be able to influence or effectively control our decisions. Under our amended and restated certificate of incorporation, Vestar and its affiliates will not have any obligation to present to us, and Vestar may separately pursue, corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. See “Description of Capital Stock—Corporate Opportunity.”

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have              shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our officers and directors and Vestar and certain other security holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (subject to extension in certain circumstances). Barclays Capital Inc., Jefferies LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC may, in their discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus (subject to extension in certain circumstances), subject to certain restrictions on transfer under a stockholders agreement that we expect to enter into among us and certain of our stockholders, including funds associated with Vestar (the “Stockholders Agreement”), and applicable volume and other limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

After this offering, subject to any lock-up restrictions described above with respect to certain holders, holders of approximately              shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See “Shares Eligible for Future Sale—Registration Rights” for a more detailed description of these rights.

In the future, we may also issue our securities in connection with acquisitions or investments. The amount of shares of our common stock issued in connection with an acquisition or investment could constitute a material portion of our then-outstanding shares of our common stock.

As a company with publicly traded equity, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy and may divert management’s attention from our business.

We will be subject to other reporting and corporate governance requirements, including the applicable stock exchange listing standards and certain additional provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which impose significant compliance obligations upon us. Specifically, we will be required to:

•	prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable stock exchange rules;

•	create or expand the roles and duties of our Board of Directors and committees of the Board of Directors;

•

provide an attestation report of our independent registered public accounting firm on our internal control over financial reporting when we become an accelerated filer, in compliance with the requirements of Section 404 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	enhance our investor relations function; and

•	involve outside legal counsel and accountants in connection with the activities listed above.

As a company with publicly traded equity, we will be required to commit significant resources and management time and attention to the above-listed requirements, which will cause us to incur significant costs and which may place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements. Compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems and will increase our legal and accounting compliance costs as well as our compensation expense as we may be required to hire additional accounting, tax, finance and legal staff to supplement our existing resources.

We expect to incur certain additional annual expenses related to, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a company with public traded equity, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on the effectiveness of our internal control over financial reporting. Following the completion of this offering, we will be required, pursuant to Section 404, to furnish an attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting when we become an accelerated filer.

No evaluation can provide complete assurance that our internal controls will operate as intended. Management’s report is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. The generally decentralized nature of our operations and manual nature of many of our controls increases our risk of control deficiencies. In addition, future acquisitions may present challenges in implementing appropriate internal controls. Any future material weaknesses in internal control over financial reporting could result in material misstatements in our financial statements. Moreover, any future disclosures of additional material weaknesses, or errors as a result of those weaknesses, could result in a negative reaction in the financial markets if there is a loss of confidence in the reliability of our financial reporting. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of the Company more difficult without the approval of our Board of Directors. These provisions:

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

•	provide that the Board of Directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•

establish a classified Board of Directors, as a result of which our Board of Directors will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting;

•	limit the ability of stockholders to remove directors if Vestar ceases to own more than 40% of our voting common stock;

•	prohibit stockholders, other than Vestar for so long as it beneficially owns at least 40% of our common stock, from calling special meetings of stockholders; and

•

require the approval of holders of at least 75% of the outstanding shares of our voting common stock to amend our amended and restated certificate of incorporation and for shareholders to amend our amended and restated bylaws, in each case if Vestar ceases to own more than 40% of our common stock.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

Our amended and restated certificate of incorporation upon consummation of this offering will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation upon consummation of this offering will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”), our certificate of incorporation or our by-laws or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share because the initial public offering price of $         is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees and directors under our management incentive plan. See “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may not obtain research coverage of our common stock by securities and industry analysts. If no securities or industry analysts commence coverage of our common stock, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, including those under our senior secured credit facilities, any potential indebtedness we may incur, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The deterioration of income from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us.

FORWARD-LOOKING STATEMENTS

Some of the matters discussed in this prospectus may constitute “forward-looking statements” within the meaning of the federal securities laws. These statements relate to future events or our future financial performance, and include statements about our expectations for future periods with respect to demand for our services, the political climate and budgetary environment, our expansion efforts and the impact of our recent acquisitions, our plans for investments to further grow and develop our business, our margins and our liquidity. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

The information in this prospectus is not a complete description of our business or the risks associated with our business. There can be no assurance that other factors will not affect the accuracy of these forward-looking statements or that our actual results will not differ materially from the results anticipated in such forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include, but are not limited to, those factors or conditions described under “Risk Factors” in this prospectus as well as the following:

•	reductions or changes in Medicaid or other funding or changes in budgetary priorities by federal, state and local governments;

•	substantial claims, litigation and governmental proceedings;

•	reductions in reimbursement rates, policies or payment practices by our payors;

•	an increase in labor costs or labor-related liability;

•	matters involving employees that expose us to potential liability;

•	our ability to comply with complicated billing and collection rules and regulations;

•	failure to comply with reimbursement procedures and collect accounts receivable;

•	changes in economic conditions;

•

an increase in our self-insured retentions and changes in the insurance market for professional and general liability, workers’ compensation and automobile liability and our claims history and our ability to obtain coverage at reasonable rates;

•	an increase in workers’ compensation related liability;

•	our ability to control labor costs, including healthcare costs imposed by the Patient Protection and Affordable Care Act;

•	our ability to attract and retain experienced personnel;

•	our ability to establish and maintain relationships with government agencies and advocacy groups;

•	negative publicity or changes in public perception of our services;

•	our ability to maintain our status as a licensed service provider in certain jurisdictions;

•	our ability to maintain, expand and renew existing services contracts and to obtain additional contracts or acquire new licenses;

•	our ability to successfully integrate acquired businesses;

•	government regulations, changes in government regulations and our ability to comply with such regulations;

•	increased competition;

•	decrease in popularity of home- and community-based human services among our targeted client populations and/or state and local governments;

•	our susceptibility to any reduction in budget appropriations for our services in Minnesota or any other adverse developments in that state;

•	our substantial amount of debt, our ability to meet our debt service obligations and our ability to incur additional debt;

•	our ability to operate our business due to constraints imposed by covenants in NMHI’s senior secured credit agreement;

•	our ability to retain the continued services of certain members of our management team;

•	our ability to manage and integrate key administrative functions;

•	failure of our information systems or failure to upgrade our information systems when required;

•	write-offs of goodwill or other intangible assets; and

•	natural disasters or public health catastrophes.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of the forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the “Risk Factors” and other cautionary statements included herein. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $         million, assuming the shares offered by us are sold for $         per share, the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds from the sale of common stock by us in this offering to (i) redeem all of the $212 million in aggregate principal amount of the senior notes issued by NMHI at a redemption price of 106.25% plus accrued and unpaid interest thereon to the date of redemption and (ii) pay a transaction advisory fee to Vestar under the management agreement with Vestar, which agreement will terminate upon completion of this offering. The senior notes mature on February 15, 2018 and have an interest rate of 12.50% per annum. See “Description of Certain Indebtedness.” We intend to use any remaining net proceeds for general corporate purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds we receive from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the net proceeds we receive from this offering by approximately $         million, assuming the initial public offering price remains the same.

DIVIDEND POLICY

During fiscal 2012 and 2013 and the six months ended March 31, 2014, we paid dividends of $75,000, $39,000 and $87,000, respectively, to NMH Investment to fund repurchases of equity units from employees upon or after their departures.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions under the terms of NMHI’s current and any future agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in NMHI’s current and any future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our Board of Directors deems relevant.

In addition, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings, cash flow and ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014 on:

•	an actual basis; and

•

an as adjusted basis to give effect to the sale of              shares of our common stock in this offering by us at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom as described under “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2014
	Actual	As Adjusted (1)
(in thousands)
Cash and cash equivalents:
Available cash	$20,045	$
Restricted cash (2)	50,000

Total cash and cash equivalents	70,045

Debt:
Senior revolver (3)	—
Term loan facility (4)	600,000
Senior notes (5)	212,000

Total long-term debt (6)	812,000
Stockholders’ equity:
Common stock, $0.01 par value, authorized; shares outstanding on an actual basis; shares outstanding on an as adjusted basis	—
Additional paid-in-capital	90,296
Accumulated other comprehensive loss	(1,061)
Accumulated deficit	(151,840)

Total stockholders’ (deficit) equity (7)	(62,605)

Total capitalization	$749,395	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the amount of available cash and total cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the amount of available cash and total cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the initial public offering price remains the same.
(2)	Represents cash deposited in a cash collateral account in support of the issuance of undrawn letters of credit.
(3)	As of March 31, 2014, on an actual and an as adjusted basis, we had $100.0 million of availability under our senior revolver.
(4)	Excludes original issue discount, net of accumulated amortization of $1.4 million.

(5)	Excludes original issue discount and initial purchasers discount, net of accumulated amortization of $6.0 million.
(6)	Includes current portion but excludes $6.7 million in obligations under capital leases.
(7)	Assumes that the unamortized debt issuances costs of the senior notes of $5.3 million and the payment of a $ transaction advisory fee to Vestar under the management agreement with Vestar are expensed, net of related taxes, upon completion of this offering.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock.

Our net tangible book value (deficit) as of             , 2014 was $         million, or $         per share of common stock (after giving effect to this offering and the             -for-             stock split to take place prior to the consummation of this offering). Net tangible book value (deficit) per share represents the amount of our total tangible assets (which for the purpose of this calculation excludes capitalized debt issuance costs) less total liabilities, divided by the basic weighted average number of shares of common stock outstanding.

After giving effect to the sale of the             shares of common stock offered by us in this offering at an assumed initial public offering price of $        , which is the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value (deficit) as of             , 2014 would have been approximately $         million, or $         per share of common stock (after giving effect to the             -for-             stock split to take place prior to the consummation of this offering). This represents an immediate increase in net tangible book value (deficit) to our existing stockholders of $         per share and an immediate dilution to new investors in this offering of $         per share. The following table illustrates this pro forma per share dilution in net tangible book value (deficit) to new investors.

Assumed initial public offering price per share	$	$
Pro forma net tangible book value (deficit) per share as of , 2014
Increase per share attributable to new investors
Pro forma net tangible book value (deficit) per share after this offering

Dilution per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease net tangible book value by $         million, or $         per share, and would increase or decrease the dilution per share to new investors by $         based on the assumptions set forth above.

The following table summarizes as of             , 2014, on an as adjusted basis, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $         per share (the midpoint of the initial public offering price range) and before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares from the selling stockholders and no exercise of any outstanding options. If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own

approximately     % and our new investors would own approximately     % of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value (deficit) per share after this offering would be $         per share, and the dilution in the pro forma net tangible book value (deficit) per share to new investors in this offering would be $         per share.

The tables and calculations above are based on             shares of common stock outstanding as of              and assume no exercise by the underwriters of their option to purchase up to an additional              shares from the selling stockholders. This number excludes, as of             , 2014, an aggregate of              shares of common stock reserved for issuance under our equity incentive plan that we intend to adopt in connection with this offering.

To the extent that any outstanding options are exercised, new investors will experience further dilution. As of             , 2014,              shares of common stock were issuable upon the exercise of outstanding options at a weighted-average exercise price of $         per share. If all of our outstanding options had been exercised as of             , our pro forma net tangible book value (deficit) as of              would have been approximately $         million or $         per share of our common stock, and the pro forma net tangible book value (deficit) after giving effect to this offering would have been $         per share, representing dilution in our pro forma net tangible book value (deficit) per share to new investors of $        .

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of September 30, 2012 and 2013 and for the years ended September 30, 2011, 2012 and 2013 and are derived from the audited historical consolidated financial statements of the Company and the related notes included elsewhere in this prospectus. The selected consolidated financial data as of September 30, 2009, 2010 and 2011 and for the years ended September 30, 2009 and 2010 are derived from the Company’s audited consolidated financial statements not included in this prospectus, as adjusted for discontinued operations. All adjustments necessary for a fair presentation have been included. All such adjustments are considered to be of a normal recurring nature.

The statement of operations for each of the six-month periods ended March 31, 2013 and March 31, 2014 and the balance sheet as of March 31, 2014 set forth below are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and the balance sheet as of March 31, 2013 is derived from unaudited financial statements not included in this prospectus and contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. Operating results for the six-month periods are not necessarily indicative of results for a full financial year, or any other periods.

You should read the following data in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical consolidated financial statements and the accompanying notes, included elsewhere in this prospectus, and other financial information included in this prospectus.

	Fiscal Year Ended September 30,										Six Months Ended March 31,
	2009		2010		2011		2012		2013		2013		2014
(Dollars in thousands)
Statements of Operations Data:
Net revenue		$949,582		$1,004,192		$1,062,773		$1,123,118		$1,198,653		$589,207		$617,297
Cost of revenue (exclusive of depreciation expense shown separately below)		725,275		771,066		823,009		874,778		935,143		465,775		484,335
General and administrative expenses		125,110		133,114		144,011		140,221		146,040		73,865		72,141
Depreciation and amortization		55,069		55,918		61,330		60,534		64,146		31,145		32,670

Income from operations		44,128		44,094		34,423		47,585		53,324		18,422		28,151
Management fee of related party		(1,146)		(1,208)		(1,271)		(1,325)		(1,359)		(665)		(699)
Other income (expense), net		(503)		(339)		(142)		2		929		735		377
Gain (loss) on extinguishment of debt		11,946		—		(23,684)		—		—		—		(14,699)
Interest income		193		42		22		332		137		76		137
Interest expense		(66,084)		(62,233)		(67,511)		(79,445)		(78,075)		(38,947)		(36,952)

Loss from continuing operations before income taxes		(11,466)		(19,644)		(58,163)		(32,851)		(25,044)		(20,379)		(23,685)
Benefit for income taxes		(3,467)		(7,517)		(19,287)		(19,283)		(9,472)		(6,784)		(6,783)

Loss from continuing operations		(7,999)		(12,127)		(38,876)		(13,568)		(15,572)		(13,595)		(16,902)
Loss from discontinued operations, net of tax (1)		(2,404)		(5,148)		(4,625)		(701)		(2,724)		(2,614)		22

Net loss		$(10,403)		$(17,275)		$(43,501)		$(14,269)		$(18,296)		$(16,209)		$(16,880)

Net loss per common share:
Basic	$		$		$		$		$		$		$
Diluted	$		$		$		$		$		$		$
Weighted-average common shares outstanding:
Basic
Diluted
Balance Sheet Data (at end of period):
Cash and cash equivalents		$23,837		$26,635		$387		$125		$19,440		$3,530		$20,045
Working capital (2)		49,907		44,848		12,634		26,192		59,262		61,498		66,220
Total assets		989,387		1,006,998		1,011,360		1,045,880		1,021,269		1,031,093		1,006,489
Total debt (3)		702,087		713,242		784,124		799,895		803,464		813,165		818,735
Shareholder’s equity (deficit)		37,661		28,377		(16,917)		(29,931)		(46,515)		(45,324)		(62,605)

(1)	During fiscal 2010, 2011 and 2013, the Company sold its home health business, closed certain Human Services operations in the States of Maryland, Colorado, Nebraska, New Hampshire, New York and Virginia, sold its Rhode Island ARY business and closed its Rhode Island I/DD business. All fiscal years presented reflect the classification of these businesses as discontinued operations.
(2)	Calculated as current assets minus current liabilities.
(3)	Includes obligations under capital leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the historical consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements about our markets, the demand for our services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons, including those discussed in the “Risk Factors” and “Forward-Looking Statements” sections of this prospectus.

Overview

We are the leading national provider of home- and community-based health and human services to must-serve individuals with intellectual, developmental, physical or behavioral disabilities and other special needs. Since our founding in 1980, we have been a pioneer in the movement to provide home- and community-based services for people who would otherwise be institutionalized. During our nearly 35-year history, we have evolved from a single residential program serving at-risk youth to a diversified national network providing an array of high-quality services and care in large, growing and highly-fragmented markets. While we have the capabilities to serve individuals with a wide variety of special needs and disabilities, we currently provide our services to individuals with intellectual and/or developmental disabilities (I/DD), youth with emotional, behavioral and/or medically complex challenges, or at-risk youth (ARY), and individuals with catastrophic injuries and illnesses, particularly acquired brain injury (ABI). As of March 31, 2014, we operated in 36 states, serving more than 12,000 clients in residential settings and more than 16,000 clients in non-residential settings. We have a diverse group of hundreds of public payors which fund our services with a combination of federal, state and local funding, as well as an increasing number of non-public payors related to our services for ABI and other catastrophic injuries and illnesses.

We have two reportable segments, Human Services and Post-Acute Specialty Rehabilitation Services (SRS). The Human Services segment provides home and community-based human services to adults and children with intellectual and/or developmental disabilities and to youth with emotional, behavioral and/or medically complex challenges. The SRS segment provides a mix of health care and community-based health and human services to individuals who have suffered ABI, spinal injuries and other catastrophic injuries and illnesses.

Delivery of services to adults and children with I/DD is the largest portion of our Human Services segment. Our I/DD programs include residential support, day habilitation, vocational services, case management, crisis intervention and hourly support care. Our Human Services segment also includes the delivery of ARY services. Our ARY programs include therapeutic foster care, family preservation, adoption services, early intervention, school-based services and juvenile offender programs. Within our SRS segment, our CareMeridian business unit is focused on the more medically-intensive post-acute care services, and our NeuroRestorative business unit is focused on rehabilitation and transitional living services. Our SRS services range from sub-acute healthcare for individuals with intensive medical needs to day treatment programs, and include: neurorehabilitation; neurobehavioral rehabilitation; specialized nursing; physical, occupational and speech therapies; supported living; outpatient treatment; and pre-vocational services.

Factors Affecting our Operating Results

Demand for Home and Community-Based Health and Human Services

Our growth in revenue has historically been related to increases in the number of individuals served as well as increases in the rates we receive for our services. This growth has depended largely upon development-driven activities, including the maintenance and expansion of existing contracts and the award of new contracts, our new start program and acquisitions. We also attribute the long-term growth in our client base to certain trends that are increasing demand in our industry, including demographic, health-care and political developments.

Demographic trends have a particular impact on our I/DD business. Increases in the life expectancy of individuals with I/DD, we believe, have resulted in steady increases in the demand for I/DD services. In addition, caregivers currently caring for their relatives at home are aging and many may soon be unable to continue with these responsibilities. Many states continue to downsize or close large, publicly-run facilities for individuals with I/DD and refer those individuals to private providers of community-based services. Each of these factors affects the size of the I/DD population in need of services. And while our residential ARY services were negatively impacted by a substantial decline in the number of children and adolescents in foster care placements during the last decade, this trend has contributed to significant increased demand for periodic, non-residential services to support at-risk youth and their families. It is also noteworthy that in recent years the general foster care population across the country has stabilized. Demand for our SRS services has also grown as emergency response and improved medical techniques have resulted in more people surviving a catastrophic injury. SRS services are increasingly sought out as a clinically-appropriate and less-expensive alternative to institutional care and as a “step-down” for individuals who no longer require care in acute settings.

Political and economic trends can also affect our operations. In particular, state budgetary pressures, especially within Medicaid programs, may influence the overall level of payments for our services, the number of clients and the preferred settings for many of the services we provide. For example, during the economic downturn that began in 2008, our government payors in several states responded to deteriorating revenue collections by implementing provider rate reductions. More recently, the rate environment has improved and, as a result, for state fiscal year 2014, which began in most states on July 1, 2013, we have received modest pricing increases in some jurisdictions.

Historically, our business has benefited from the efforts of groups that advocate for the populations we serve. These groups lobby governments to fund residential services that use our small group home or host home models, rather than large, institutional models. In addition, our ARY services have historically been positively affected by the trend toward privatization of these services. Furthermore, we believe that successful lobbying by these groups has preserved I/DD and ARY services and, therefore, our revenue base, from significant reductions as compared with certain other human services, although we did suffer rate reductions during and after the recession that began in 2008. In addition, a number of states have developed community-based waiver programs to support long-term care services for survivors of a traumatic brain injury. The majority of our specialty rehabilitation services revenue is derived from non-public payors, such as commercial insurers, managed care and other private payors.

Expansion of Services

We have grown our business through expansion of existing markets and programs, entry into new geographical markets as well as through acquisitions.

Organic Growth

Various economic, fiscal, public policy and legal factors are contributing to an environment with an increased number of organic growth opportunities, particularly within the Human Services segment, and, as a result, we have a renewed emphasis on growing our business organically and making investments to support the effort. Our future growth will depend heavily on our ability to expand our current programs and identify and execute upon new opportunities. Our organic expansion activities consist of both new program starts in existing markets and expansion into new geographical markets. Our new programs in new and existing geographic markets typically require us to incur and fund operating losses for a period of approximately 18 to 24 months (we refer to these new programs as “new starts”). In the calculation of Adjusted EBITDA under our senior credit agreement, we are allowed to add back new start losses according to the following methodology: for any program, the new start loss is defined as the net operating loss for the applicable period (quarter, year to date or trailing 12 months) incurred during the first 18 months of the program’s existence. Net operating loss or income of a new start is defined as its revenue for the period less direct expenses but not including allocated overhead costs. The aggregation of the net operating losses for all programs less than 18 months old comprises the new start add back for public reporting and senior credit agreement covenant purposes. During fiscal 2013, new starts generated operating losses of approximately $8.8 million and operating income of approximately $3.3 million. During the six months ended March 14, 2013, new starts generated operating losses of approximately $5.7 million and operating income of approximately $1.8 million. During the six months ended March 31, 2014, new starts generated operating losses of approximately $2.9 million and operating income of approximately $1.1 million. As indicated above, during fiscal 2012 and 2013 demand for new programs increased. These new start investment opportunities increased our organic growth but also had the effect of reducing our operating margin. In 2014, our investment level is expected to be slightly lower than recent years, but still at a rate higher than 2011 and earlier periods.

Acquisitions

Since the beginning of fiscal 2009, we have completed 33 acquisitions, including several acquisitions of rights to government contracts or fixed assets from small providers, which we have integrated with our existing operations. We have pursued larger strategic acquisitions in the past and may opportunistically continue to do so in the future. Acquisitions could have a material impact on our consolidated financial statements.

During the fiscal year ended September 30, 2013, we acquired two companies complementary to our business in the Human Services segment and one company in the SRS segment, for a total cash consideration of $9.3 million.

During the six months ended March 31, 2014, we acquired three companies complementary to our business in the Human Services segment and one company in the SRS segment for total cash consideration of $11.8 million.

Divestitures

We regularly review and consider the divestiture of underperforming or non-strategic businesses to improve our operating results and better utilize our capital. We have made divestitures from time to time and expect that we may make additional divestitures in the future. Divestitures could have a material impact on our consolidated financial statements.

Net revenue

Revenue is reported net of allowances for unauthorized sales and estimated sales adjustments. Revenue is also reported net of any state provider taxes or gross receipts taxes levied on services we provide. During the fiscal year ended September 30, 2013, we derived approximately 87% of our net revenue from contracts with state, local and other government payors and approximately 13% of our net revenue from non-public payors. During the six months ended March 31, 2014, we derived approximately 90% of our net revenue from contracts with state, local and other government payors and approximately 10% of our net revenue from non-public payors. Substantially all of our non-public revenue is generated by our SRS business through contracts with commercial insurers, workers’ compensation carriers and other private payors. The payment terms and rates of our contracts vary widely by jurisdiction and service type, and may be based on per person per diems, rates established by the jurisdiction, cost-based reimbursement, hourly rates and/or units of service. We bill most of our residential services on a per diem basis, and we bill most of our non-residential services on an hourly basis. Some of our revenue is billed pursuant to cost-based reimbursement contracts, under which the billed rate is tied to the underlying costs. Lower than expected cost levels may require us to return previously received payments after cost reports are filed. In such instances, we estimate and record a liability from such excess payments. In addition, our revenue may be affected by adjustments to our billed rates as well as adjustments to previously billed amounts. Revenue in the future may be affected by changes in rates, rate-setting structures, methodologies or interpretations that may be proposed in states where we operate or by the federal government which provides matching funds. We cannot determine the impact of such changes or the effect of any possible governmental actions.

Occasionally, timing of payment streams may be affected by delays by the state related to bill processing systems, staffing or other factors. While these delays have historically impacted our cash position in particular periods, they have not resulted in long-term collections problems.

Expenses

Expenses directly related to providing services are classified as cost of revenue. Direct costs and expenses principally include salaries and benefits for service provider employees; per diem payments to our Mentors; residential occupancy expenses, which are primarily comprised of rent and utilities related to facilities providing direct care; certain client expenses such as food, medicine and transportation costs for clients requiring services; and professional and general liability expense.

General and administrative expenses primarily include salaries and benefits for administrative employees, or employees that are not directly providing services, administrative occupancy costs as well as professional expenses such as accounting, consulting and legal services. Depreciation and amortization includes depreciation for fixed assets utilized in both facilities providing direct care and administrative offices, and amortization related to intangible assets.

Wages and benefits to our employees and per diem payments to our Mentors constitute the most significant operating cost in each of our operations. Most of our employee caregivers are paid on an hourly basis, with hours of work generally tied to client need. Our Mentors are paid on a per diem basis, but only if the Mentor is currently caring for a client. Our labor costs are generally influenced by levels of service, and these costs can vary in material respects across regions.

Occupancy costs represent a significant portion of our operating costs. As of March 31, 2014, we owned 379 facilities and three offices, and we leased approximately 1,296 facilities and approximately 267 offices. We expect occupancy costs to increase during fiscal 2014 as a result of new leases entered into pursuant to acquisitions and new starts. We incur no facility costs for services provided in the home of a Mentor.

Professional and general liability expense totaled 0.9% of our net revenue for the six months ended March 31, 2014, as compared to 1.0% for the fiscal years ended September 30, 2013, 2012 and 2011. We incurred professional and general liability expenses of $5.3 million, $12.2 million, $10.9 million and $10.2 million for the six months ended March 31, 2014 and the fiscal years ended September 30, 2013, 2012 and 2011, respectively. These expenses are incurred in connection with our claims reserve and insurance premiums. The expense for the six months ended March 31, 2013 and fiscal year ended September 30, 2013 included expenses of $2.4 million and $3.4 million, respectively, related to an adjustment to our tail reserve for professional and general liability claims, which is required by accounting standards for companies with claims-made insurance (the “PL/GL Tail Reserve”). For claims made between October 1, 2010 and September 30, 2011, we were self-insured for $2.0 million per claim and $8.0 million in the aggregate, and for $500 thousand per claim in excess of the aggregate. From October 1, 2011 to September 30, 2013, we were self-insured for the first $4.0 million of each and every claim without an aggregate limit. Beginning October 1, 2013, we are self-insured for $4.0 million per claim and $28.0 million in the aggregate. Increased costs of insurance and claims have negatively impacted our results of operations and have resulted in a renewed emphasis on reducing our claims exposure. Although insurance premiums did not increase in fiscal 2013 and 2014, they have increased in prior years and may increase in the future.

Results of Operations

The following table sets forth income (loss) from operations as a percentage of net revenue (operating margin) for the periods indicated:

For the Six Months Ended March 31,	Human Services	Post-Acute Specialty Rehabilitation Services	Corporate	Consolidated
	(In thousands)
2014
Net revenue	$506,617	$110,680	$—	$617,297
Income (loss) from operations	46,654	7,902	(26,405)	28,151
Operating margin	9.2%	7.1%		4.6%
2013
Net revenue	$486,512	$102,695	$—	$589,207
Income (loss) from operations	40,114	8,030	(29,722)	18,422
Operating margin	8.2%	7.8%		3.1%

For the Year Ended September 30,	Human Services	Post-Acute Specialty Rehabilitation Services	Corporate	Consolidated
	(In thousands)
2013
Net revenue	$990,232	$208,421	$—	$1,198,653
Income (loss) from operations	91,667	17,293	(55,636)	53,324
Operating margin	9.3%	8.3%		4.4%
2012
Net revenue	$937,652	$185,466	$—	$1,123,118
Income (loss) from operations	80,280	20,376	(53,071)	47,585
Operating margin	8.6%	11.0%		4.2%
2011
Net revenue	$887,297	$175,476	$—	$1,062,773
Income (loss) from operations	77,209	18,434	(61,158)	34,485
Operating margin	8.7%	10.5%		3.2%

Six Months Ended March 31, 2014 compared to Six Months Ended March 31, 2013

Consolidated revenue for the six months ended March 31, 2014 increased by $28.1 million, or 4.8%, compared to revenue for the six months ended March 31, 2013. Revenue increased $18.1 million from organic growth, including growth related to new programs, and $10.0 million from acquisitions that closed during and after the six months ended March 31, 2013.

Consolidated income from operations increased from $18.4 million, or 3.1% of revenue, for the six months ended March 31, 2013 to $28.2 million, or 4.6% of revenue, for the six months ended March 31, 2014. The increase in our operating margin is primarily due to the increase in revenue noted above as well as expense leveraging and cost containment efforts partially offset by the increase in other direct costs.

Cost of revenue for the six months ended March 31, 2014 increased by $18.6 million as compared to the six months ended March 31, 2013 due to an increase in direct labor costs of $14.4 million and an increase in other direct costs of $4.2 million.

The increase in direct labor costs is primarily due to increased staffing in connection with new programs and acquisitions, as well as a new compensation program for our direct care workers.

Other direct costs for the six months ended March 31, 2014 increased as compared to the six months ended March 31, 2013 primarily due to increase in occupancy expense of $4.3 million, client related costs of $1.8 million, and employment practices liability expense of $0.9 million. The increase in occupancy expense is attributable primarily to new programs and acquisitions that have closed during and after the three months ended March 31, 2013. The increase in employment practices liability expense is primarily related to a change in reserves reflecting the development of prior period claims.

The increase in other direct costs is partially offset by the decrease in professional and general liability expense of $2.8 million. During the six months ended March 31, 2013, we incurred an additional $2.4 million of expense related to the PL/GL Tail Reserve as compared to the six months ended March 31, 2014. The expense relating to professional and general liability retentions and premium is included in cost of revenue in the accompanying consolidated statements of operations.

General and administrative expenses for the six months ended March 31, 2014 decreased by $1.7 million as compared to the six month ended March 31, 2013 primarily due to decrease in professional service fees and business and office related costs.

Depreciation and amortization expense increased $1.5 million during the six months ended March 31, 2014 from the prior year period primarily due to the increase in leasehold improvements to our properties and the acquisition of amortizable assets.

Extinguishment of debt was $14.7 million in the six months ended March 31, 2014. The prior senior secured credit facilities were repaid and replaced with the senior secured credit facilities on January 31, 2014, and $38 million of the senior notes were redeemed on February 26, 2014.

Interest expense decreased by $2.0 million during the six months ended March 31, 2014 from the prior year period due to lower interest expense on the senior credit facility and the $38 million redemption of the senior notes on February 26, 2014.

For the six months ended March 31, 2014, our effective income tax rate was 28.6% compared to an effective tax rate of 33.3% for the six months ended March 31, 2013. These rates differ from the federal statutory income tax rate primarily due to nondeductible permanent differences such as meals and nondeductible compensation, and net operating losses not benefited.

Human Services

Human Services revenue for the six months ended March 31, 2014 increased by $20.1 million, or 4.1%, compared to the six months ended March 31, 2013. Revenue increased $12.5 million from organic growth, including growth related to new programs, and $7.6 million from acquisitions that closed during and after the six months ended March 31, 2013.

Income from operations increased from $40.1 million, or 8.2% of revenue, during the six months ended March 31, 2013 to $46.6 million, or 9.2% of revenue, during the six months ended March 31, 2014.

Operating margin was positively impacted primarily due to the increase in revenue as noted above partially offset by the increase in other direct costs which consisted primarily of $2.5 million of occupancy costs, and $0.7 million of employment practices liability expense.

Post-Acute Specialty Rehabilitation Services

Post-Acute Specialty Rehabilitation Services revenue for the six months ended March 31, 2014 increased by $8.0 million, or 7.8%, compared to the six months ended March 31, 2013. Revenue increased $5.5 million as a result of organic growth, including growth from new programs, and $2.5 million from acquisitions that closed during and after the six months ended March 31, 2013.

Income from operations decreased from $8.0 million, or 7.8% of revenue, during the six months ended March 31, 2013 to $7.9 million, or 7.1% of revenue, during the six months ended March 31, 2014. The decrease in operating margin is primarily due to the increase in direct labor costs of $3.9 million, increase in occupancy costs of $1.8 million, and an increase in client related costs as well as travel and transportation costs of $1.3 million.

Corporate

Total corporate expenses decreased from $29.7 million for the six months ended March 31, 2013 to $26.4 million for the six months ended March 31, 2014. The decrease in expenses is primarily due to the additional $2.4 million of expense that we incurred during the six months ended March 31, 2013 related to the PL/GL Tail reserve that we did not incur during the six months ended March 31, 2014. In addition, corporate expenses have decreased primarily due to lower professional service fees and other business and office related costs.

Fiscal Year Ended September 30, 2013 compared to Fiscal Year Ended September 30, 2012

Consolidated revenue for the fiscal year ended September 30, 2013 (“fiscal 2013”) increased by $75.5 million, or 6.7%, compared to revenue for the fiscal year ended September 30, 2012 (“fiscal 2012”). Revenue increased $55.6 million from organic growth, including growth related to new programs and a $2.1 million adjustment to our state provider tax reserve relating to pre-Merger periods, and $23.5 million from acquisitions that closed during and after the twelve months ended September 30, 2012. The organic revenue growth was partially offset by a reduction in revenue of $3.6 million from businesses we divested during the same period.

Consolidated income from operations increased from $47.6 million for fiscal 2012 to $53.3 million for fiscal 2013, and our operating margin increased from 4.2% of revenue to 4.4% of revenue for the same periods.

Our operating margin increased primarily due to the increase in revenue as noted above partially offset by a $48.3 million increase in direct labor costs as we increased staffing in connection with acquisitions, new programs and new starts for programs started within the previous 18 months. Additionally, we increased our staffing to maintain and strengthen the quality and service of our businesses.

Total occupancy costs increased approximately $6.9 million during fiscal 2013 as compared to fiscal 2012. The increase in occupancy expense is primarily attributable to acquisitions that have closed during and after the twelve months ended September 30, 2012, new programs primarily within our Post-Acute Specialty Rehabilitation Services segment, and new starts. Total occupancy expense has also been affected by the increase in rent, utilities and repairs and maintenance expense related to our businesses.

Depreciation and amortization expense increased $3.6 million during fiscal 2013 from fiscal 2012 but remained relatively flat as a percent of revenue of 5.4% for the same periods. The increase in depreciation and amortization expense is primarily due to an increase in leasehold improvements to our properties and the acquisition of amortizable assets. Partially offsetting this increase was a decrease in depreciation and amortization expense as certain assets became fully depreciated.

In addition, we wrote off goodwill and intangible assets related to underperforming programs within the Human Services segment which were closed during fiscal 2013. The total impairment charge was $2.3 million and included the write-off of $1.0 million of intangible assets recorded in depreciation and amortization expense and the write-off of $1.3 million of goodwill recorded in general and administrative expense in the accompanying consolidated statements of operations.

Additionally, our health insurance expense and professional and general liability expense increased in fiscal 2013 as compared to fiscal 2012 primarily as a result of a change in reserves. Health insurance expense increased approximately $3.0 million; $2.4 million of the increase in health insurance expense is included in cost of revenue and $0.6 million is included in General and administrative expenses within the accompanying consolidated statements of operations. Professional and general liability expense increased approximately $1.4 million as compared to fiscal 2012. In fiscal 2013, we increased the PL/GL Tail Reserve by an additional $3.4 million which was partially offset by the decrease in our professional and general liability claims expense as compared to fiscal 2012. The expense relating to the professional and general liability claims expense and the PL/GL Tail Reserve is included in cost of revenue in the accompanying consolidated statements of operations.

During fiscal 2013, we also recorded $1.0 million related to a cash bonus to our direct care workers. This was a decrease of approximately $1.5 million compared to fiscal 2012. This bonus is recorded in cost of revenue in the accompanying consolidated statement of operations.

Interest expense for fiscal 2013 decreased $1.4 million to $78.1 million as compared to fiscal 2012. The decrease is due to the lower interest rate we pay on our borrowings under the senior secured credit facilities as a result of the Amendment Agreement we entered into during fiscal 2013. See “—Debt and Financing Arrangements” for further detail.

For fiscal 2013, our effective income tax rate was 37.8% compared to an effective tax rate of 58.7% for fiscal 2012. These rates differ from the federal statutory income tax rate primarily due to nondeductible permanent differences such as meals and nondeductible compensation, and net operating losses not benefited. In addition, our effective tax rate for fiscal 2012 was impacted by a $6.1 million reduction in our reserve for uncertain income tax positions, including interest and penalties, as a result of favorable settlement of audits.

Loss from discontinued operations net of taxes for fiscal 2013 was $2.7 million as compared to $0.7 million for fiscal 2012. During the second quarter of fiscal 2013, we adopted a plan to sell certain Human Services operations in the State of Rhode Island and completed the sale in the third quarter of fiscal 2013. Additionally, we closed certain Human Services operations in the Commonwealth of Virginia during the second quarter of fiscal 2013. We recorded a total impairment charge of $4.1 million to write off the related intangible assets. The impairment charge and operations of these businesses including the expenses to close these operations are included in discontinued operations.

Human Services

Human Services revenue for fiscal 2013 increased by $52.6 million, or 5.6%, compared to fiscal 2012. Revenue increased $45.2 million from organic growth, including growth related to new programs, and $11.0 million from acquisitions that closed during and after the twelve months ended September 30, 2012. The organic revenue growth was partially offset by a reduction in revenue of $3.6 million from businesses we divested during the same period.

Income from operations increased from $80.3 million, or 8.6% of revenue, during fiscal 2012 to $91.7 million, or 9.3% of revenue, during fiscal 2013. Operating margin was positively impacted primarily due to the increase in revenue noted. In addition, during fiscal 2013, we recognized a decrease of $1.8 million in professional and general liability claims expense as compared to fiscal 2012 due to a change in reserves.

Our operating margin was also positively impacted by a $1.5 million decrease in a cash bonus that was paid to our direct care workers as compared to fiscal 2012.

The decreased expenses from fiscal 2012 to fiscal 2013 as noted above were partially offset by a $31.2 million increase in direct labor costs and an increase of $5.3 million in occupancy costs as compared to fiscal 2012.

Depreciation and amortization expense increased $2.4 million during fiscal 2013 from fiscal 2012. The increase in depreciation and amortization expense is primarily due to an increase in leasehold improvements to our properties and the acquisition of amortizable assets. Partially offsetting this increase was a decrease in depreciation and amortization expense as certain assets became fully depreciated.

Additionally, we wrote off goodwill and intangible assets related to underperforming programs which were closed during fiscal 2013. The total impairment charge was $2.3 million and included the write-off of $1.0 million of intangible assets recorded in depreciation and amortization expense and the write-off of $1.3 million of goodwill recorded in general and administrative expense in the accompanying consolidated statements of operations.

Our health insurance expense also increased by $2.1 million as a result of a change in reserves, as compared to fiscal 2012.

Post-Acute Specialty Rehabilitation Services

Post-Acute Specialty Rehabilitation Services revenue for fiscal 2013 increased by $22.9 million, or 12.4%, compared to fiscal 2012. Revenue increased $10.4 million as a result of organic growth, including growth from new programs, and $12.5 million from acquisitions that closed during and after the twelve months ended September 30, 2012.

Income from operations decreased from $20.4 million, or 11.0% of revenue, during fiscal 2012 to $17.3 million, or 8.3% of revenue, during fiscal 2013.

The decrease in operating margin is primarily due to a $17.1 million increase in direct labor costs, an increase of $4.4 million in occupancy expense and a $1.6 million increase in depreciation and amortization expense as compared to fiscal 2012.

Corporate

Total corporate expenses increased from $53.1 million for fiscal 2012 to $55.6 million for fiscal 2013. During fiscal 2013, we incurred an additional $3.4 million of expense related to the PL/GL Tail Reserve as compared to fiscal 2012. The expense relating to the PL/GL Tail Reserve is included in cost of revenue in the accompanying consolidated statements of operations. Additionally, corporate expenses have also increased slightly due to the increase in staffing and other general and administrative costs as compared to fiscal 2012.

Fiscal Year Ended September 30, 2012 compared to Fiscal Year Ended September 30, 2011

Consolidated revenue for fiscal 2012 increased by $60.3 million, or 5.7%, compared to revenue for the fiscal year ended September 30, 2011 (“fiscal 2011”). Revenue increased $41.5 million from organic growth, including growth related to new programs, and $22.2 million from acquisitions that closed during and after fiscal 2011. The organic revenue growth was partially offset by a reduction in revenue of $3.4 million from businesses we divested during the same period and rate reductions in some states, including Arizona, Florida and Minnesota.

Consolidated income from operations increased from $34.5 million for fiscal 2011 to $47.6 million for fiscal 2012, and our margin increased from 3.2% of revenue to 4.2% of revenue for the same periods.

The increase in our operating margin was primarily due to the non-recurrence of certain expenses incurred during fiscal 2011, namely accelerated stock-based compensation expense, discretionary bonuses, cost structure optimization efforts and an impairment charge to long-lived assets.

Stock-based compensation expense decreased $3.0 million during fiscal 2012 as compared to fiscal 2011. Although NMH Investment issued equity units to members of management in both 2012 and 2011, most of the Class F Common Units issued in fiscal 2011 were fully vested upon issuance, and previously outstanding and unvested Class B, Class C and Class D Common Units also became vested. The fiscal 2012 Class G and Class H equity issuances will not vest until a liquidity event and/or upon the occurrence of certain investment return conditions. As such, there was no stock-based compensation expense associated with the Class G and Class H issuances in fiscal 2012. Stock-based compensation expense is included in general and administrative expenses in the accompanying consolidated statements of operations.

During fiscal 2012, there was a decrease of $2.4 million in bonus-related costs as compared to fiscal 2011. In connection with entering into the credit agreement, including a $530.0 million loan (the “prior term loan”) and the $75.0 million revolving credit facility (the “prior credit facility,” together with the prior term loan, the “prior senior credit facilities”) and the issuance of the senior notes (the “2011 Refinancing”), discretionary recognition bonuses were given to certain individuals. These bonuses were included in general and administrative expenses in the accompanying consolidated statements of operations.

As compared to fiscal 2011, we also reduced our restructuring costs by $2.2 million in fiscal 2012. These costs are included as part of General and administrative expenses in the accompanying consolidated statements of operations.

In addition, as part of our annual impairment test of indefinite lived intangible assets during fiscal 2011, we concluded that our trade names were impaired by $5.3 million. This impairment charge is included in General and administrative expenses in the accompanying consolidated statements of operations. There was no impairment on our indefinite lived intangible assets during fiscal 2012.

Our operating margin was also positively impacted by a decrease of $4.8 million in workers’ compensation insurance costs and employment practices liabilities claims during fiscal 2012 as compared to fiscal 2011. The decrease is primarily attributable to the change in reserves due to favorable settlement of prior period claims. During fiscal 2011, we recognized more workers’ compensation expense, which resulted in an additional $3.5 million of costs as compared to fiscal 2012. We also recorded an additional $1.3 million due to higher self-insurance reserves for employment practices liability claims in fiscal 2011 as compared to fiscal 2012. The expense relating to workers’ compensation liability and employment practices liability claims are included in cost of revenue in the accompanying consolidated statements of operations.

The decreased expenses from fiscal 2011 to fiscal 2012 as noted above were partially offset by the increased staffing to strengthen quality and service and rate cuts mentioned above. In addition, we have continued spending on growth initiatives, such as new starts, especially in our Human Services segment. Within this segment, we continued to navigate a shift in market demand for models of service for at-risk youth. Many payors were emphasizing non-residential periodic support services to keep a greater number of children and adolescents within their families rather than moving them to out-of-home placements, including therapeutic foster care.

During fiscal 2012, we also recorded an additional $5.2 million in travel and transportation expense, primarily from increased cost for mileage reimbursement, auto insurance and gasoline, of which $4.6 million related to the Human Services segment.

During fiscal 2011, the Company incurred $23.7 million of net expenses related to the refinancing transactions, including (i) $10.8 million related to the tender premium and consent fees paid in connection with the repurchase of the senior subordinated notes, (ii) $2.0 million related to the consent fees and repurchase discount in connection with the repurchase of the senior floating rate toggle notes, (iii) $9.8 million related to the acceleration of financing costs and original issue discount related to the prior indebtedness and (iv) $1.1 million related to other transaction costs. These expenses are recorded on the Company’s consolidated statements of operations as extinguishment of debt.

Interest expense increased by $11.9 million from fiscal 2011 as compared to fiscal 2012, as a result of the 2011 Refinancing. Our weighted average debt balance increased by $107.9 million and our weighted average interest rate increased from 8.2% during fiscal 2011 to 9.2% for fiscal 2012.

For fiscal 2012, our effective income tax rate was 58.7% compared to an effective tax rate benefit of 33.1% for fiscal 2011. These rates differ from the federal statutory income tax rate primarily due to nondeductible permanent differences and net operating losses not benefited. In addition, our effective tax rate for the twelve months ended September 30, 2012 was impacted by a $6.1 million reduction in our reserve for uncertain income tax positions, including interest and penalties, as a result of favorable settlement of audits.

Human Services

Human Services revenue for fiscal 2012 increased by $50.3 million, or 5.7%, as compared to fiscal 2011. Revenue increased $35.0 million from organic growth, including growth related to new programs, and $15.9 million from acquisitions that closed during and after fiscal 2011. The organic revenue growth was partially offset by a reduction in revenue of $0.6 million from businesses we divested during the same period. Modest organic growth was achieved despite the negative impact of rate reductions in some states, including Arizona, Florida and Minnesota.

Income from operations increased from $77.2 million during fiscal 2011 to $80.3 million during fiscal 2012 and operating margin decreased slightly from 8.7% of revenue to 8.6% of revenue for the same periods.

Operating margin was negatively impacted by increased staffing in anticipation of growth opportunities, additional staffing to strengthen quality and service and the rate reductions discussed above. In addition, we have continued spending on growth initiatives, such as new starts. Within this segment, we continued to navigate a shift in market demand for models of service for at-risk youth. Many payors were emphasizing non-residential periodic support services to keep a greater number of children and adolescents within their families rather than moving them to out-of-home placements, including therapeutic foster care.

The increase in expenses noted above was offset by a $4.0 million decrease in reserves related to workers’ compensation insurance cost and employment practices liability during fiscal 2012 as compared to fiscal 2011 as a result of a change in reserves due to favorable settlement of prior period claims. During fiscal 2011, we recorded an additional $2.9 million due to an increase in workers’ compensation costs as compared to fiscal 2012. Also, during fiscal 2011, we recognized higher self-insurance reserves for employment practices liability claims, which resulted in an additional $1.1 million of expense during fiscal 2011 as compared to fiscal 2012.

During the fiscal 2012, we also incurred an additional $4.6 million in travel and transportation expense, primarily increased cost for mileage reimbursement, auto insurance and gasoline.

In addition, during fiscal 2011, we recorded $3.8 million related to a discretionary cash bonus to direct care workers as compared to $2.5 million in fiscal 2012. This bonus is recorded in cost of revenue in the accompanying consolidated statements of operations.

Post-Acute Specialty Rehabilitation Services

Post-Acute Specialty Rehabilitation Services revenue for fiscal 2012 increased by $10.0 million, or 5.7%, as compared to fiscal 2011. Revenue increased $6.5 million from organic growth, including growth related to new programs, and $6.3 million related to acquisitions that closed during and after fiscal 2011. The organic growth was offset by a reduction in revenue of $2.8 million from businesses we divested during the same period.

Income from operations increased from $18.4 million during fiscal 2011 to $20.4 million during fiscal 2012 and our operating margin improved from 10.5% to 11.0% for the same periods. The increase is primarily due to the increase in revenue stated above. In addition, during fiscal 2012, our workers’ compensation expense decreased by $0.6 million and our employment practices liability expense decreased by $0.2 million as compared to fiscal 2011 as a result of a change in reserves due to favorable settlement of prior period claims. The decrease in expenses was partially offset by an increase of $0.8 million in occupancy expense as a result of acquisitions in this segment.

Corporate

Total corporate expenses decreased by $8.1 million, from $61.2 million for fiscal 2011 to $53.1 million for fiscal 2012, as our expenses for fiscal 2011 included certain costs which did not reoccur during fiscal 2012.

During fiscal 2011, we recorded an additional $5.3 million expense related to the impairment of our indefinite lived intangible assets that we did not record during fiscal 2012. Additionally, stock based compensation expense decreased by $3.0 million in fiscal 2012 as compared to fiscal 2011. We also recorded $2.4 million of discretionary recognition bonuses during fiscal 2011, which was not recorded in fiscal 2012. The decrease in expenses was partially offset by the increase in staffing and other general and administrative employee-related costs.

Liquidity and Capital Resources

Our principal uses of cash are to meet working capital requirements, fund debt obligations and finance capital expenditures and acquisitions. Cash flows from operations have historically been sufficient to meet these cash requirements. Our principal sources of funds are cash flows from operating activities, cash on hand and available borrowings under our senior revolver (as defined below).

Operating activities

Cash flows provided by operating activities were $24.4 million for the six months ended March 31, 2014 compared to cash flows provided by operating activities of $6.9 million for the six months ended March 31, 2013. The increase in cash provided by operating activities is primarily attributable to the management of working capital items for the six months ended March 31, 2014 as compared to the six months ended March 31, 2013.

Cash flows provided by operating activities were $55.7 million, $29.3 million and $30.8 million for fiscal 2013, 2012 and 2011, respectively. The increase in cash provided by operating activities is primarily attributable to the decrease in our days sales outstanding. Our days sales outstanding decreased from 52 days to 47 days at September 30, 2013 as compared to September 30, 2012 primarily due to some efficiencies resulting from the centralization of certain billing and accounts receivable functions as well as the process improvement of our billing and collections process and review of aged receivables.

The decrease in cash flows provided by operating activities from fiscal 2011 to fiscal 2012 was primarily due to an increase in our working capital. Our days sales outstanding increased to 52 days at September 30, 2012 from 48 days at September 30, 2011, as we were still continuing to centralize certain billing and accounts receivable functions and utilize a new billing and accounts receivable system in certain locations.

Investing activities

Net cash used in investing activities was $26.5 million and $14.7 million for the six months ended March 31, 2014 and 2013, respectively. Cash paid for property and equipment for the six months ended March 31, 2014 was $14.4 million, or 2.3% of revenue, compared to $15.4 million, or 2.6% of revenue, for the six months ended March 31, 2013. During the six months ended March 31, 2014 we paid $11.8 million for four acquisitions. During the six months ended March 31, 2013, we paid $0.5 million for one acquisition in our Human Services segment.

Net cash used in investing activities was $39.4 million, $42.7 million and $82.5 million for fiscal 2013, 2012 and 2011, respectively.

Cash paid for acquisitions was $9.3 million, $16.5 million and $12.7 million for fiscal 2013, 2012 and 2011, respectively. We acquired three companies in fiscal 2013 and seven companies in each of 2012 and 2011, respectively.

Cash paid for property and equipment for fiscal 2013 was $31.9 million, or 2.7% of revenue, compared to $30.0 million, or 2.7% of revenue for fiscal 2012, and $20.9 million or 2.0% of revenue for fiscal 2011. We plan to continue allocating approximately 2.7% of revenue to spending on property and equipment during fiscal 2014. During fiscal 2012, we sold certain real estate assets for total cash proceeds of $2.8 million, which we subsequently leased back.

In addition, during fiscal 2011, our restricted cash balance increased by $49.9 million primarily due to $50.0 million which was deposited in a cash collateral account in support of issuance of letters of credit under the institutional letter of credit facility (the “institutional letter of credit facility”).

Financing activities

On January 31, 2014, NMHI replaced its prior senior secured credit facilities with the senior secured credit facilities consisting of a term loan facility and a senior revolver. The term loan facility has a seven-year maturity and the senior revolver has a five-year maturity: provided that if the senior notes are not refinanced in full on or prior to the date that is three months prior to February 15, 2018, such maturity will spring forward to November 15, 2017. NMHI redeemed $38 million aggregate principal amount of its senior notes on February 26, 2014.

Net cash provided by financing activities was $2.8 million for the six months ended March 31, 2014 as compared to $11.2 million of cash provided by financing activities for the six months ended March 31, 2013. The decrease in cash provided by financing activities is primarily due to the $30.0 million additional term loan we obtained in February 2013, which had the effect of minimizing the need to draw on our senior revolver.

Net cash provided by financing activities was $3.0 million, $13.1 million and $25.5 million for fiscal years 2013, 2012 and 2011, respectively. The decrease in net cash provided by financing activities in fiscal 2013 as compared to fiscal 2012 and fiscal 2011 is primarily due to the repayment of any outstanding borrowings under our senior revolver. In February 2013, we increased our term loan by an additional $30.0 million to effectively lower the interest rate on our borrowings.

Net cash provided by financing activities for fiscal 2011 was primarily due to the 2011 Refinancing. In addition, net cash used in financing activities for fiscal 2011 included an earn-out payment of $3.4 million to the former owners of The Institute for Family Centered Services, a company that we acquired in fiscal 2009.

Our principal sources of funds are cash flows from operating activities, cash on hand and available borrowings under our senior revolver. During fiscal 2013, we borrowed an aggregate of $469.4 million under our senior revolver and repaid $488.4 million during the same period. During the six months ended March 31, 2014, we borrowed an aggregate of $9.3 million under our senior revolver and repaid $9.3 million during the same period. At March 31, 2014, we had no outstanding borrowings and $100.0 million of availability under the senior revolver. Letters of credit can be issued under our institutional letter of credit facility up to the $50.0 million limit and letters of credit in excess of that amount reduce availability under our senior revolver. We may draw on the revolver during fiscal 2014 and we believe that available funds will provide sufficient liquidity and capital resources to meet our financial obligations for the next twelve months, including scheduled principal and interest payments, as well as to provide funds for working capital, acquisitions, capital expenditures and other needs. No assurance can be given, however, that this will be the case.

Also during the six months ended March 31, 2014 and fiscal 2013, 2012 and 2011, NMH Investment repurchased equity units from employees upon or after their departures from the Company for $87 thousand, $39 thousand, $75 thousand and $1.5 million, respectively. We accounted for these repurchases as dividends of $87 thousand, $39 thousand, $75 thousand and $1.5 million, respectively, up to NMH Investment which used the proceeds to fund the repurchases.

On January 31, 2014, we replaced our prior senior secured credit facilities with new senior secured credit facilities. The new term loan facility has a seven-year maturity and the new senior revolver has a five-year maturity: provided that if the senior notes are not refinanced in full on or prior to the date that is three months prior to February 15, 2018, such maturity will spring forward to November 15, 2017. We redeemed $38 million aggregate principal amount of the senior notes on February 26, 2014. See Note 9 to our consolidated financial statements included elsewhere herein for further information about our senior secured credit facilities.

Debt and Financing Arrangements

Senior Secured Credit Facilities

On January 31, 2014, NMHI and NMH Holdings, LLC entered into a new senior credit agreement (the “senior credit agreement”) with Barclays Bank PLC, as administrative agent, and the other agents and lenders named therein, for the new senior secured credit facilities (the “senior secured credit facilities”), consisting of a $600.0 million term loan facility (the “term loan facility”), of which $50.0 million was deposited in a cash collateral account in support of the issuance of letters of credit under an institutional letter of credit facility (the “institutional letter of credit facility”), and a $100.0 million senior secured revolving credit facility (the “senior revolver”). The term loan facility has a seven-year maturity and the senior revolver has a five-year maturity; provided, that if the senior notes are not refinanced in full on or prior to the date that is three months prior to February 15, 2018, such maturity dates shall spring forward to November 15, 2017. The senior credit agreement provides that NMHI may make one or more offers to the lenders, and consummate transactions with individual lenders that accept the terms contained in such offers, to extend the maturity date of the lender’s term loans and/or revolving commitments, subject to certain conditions, and any extended term loans or revolving commitments will constitute a separate class of term loans or revolving commitments.

All of the obligations under the senior secured credit facilities are guaranteed by NMH Holdings, LLC and the subsidiary guarantors named therein (the “Subsidiary Guarantors”). Pursuant to the Guarantee and Security Agreement, dated as of January 31, 2014 (the “guarantee and security agreement”), among NMH Holdings, LLC, as parent guarantor, NMHI, certain of NMHI’s subsidiaries, as subsidiary guarantors and Barclays Bank, PLC, as administrative agent, subject to certain exceptions, the obligations under the senior secured credit facilities are secured by a pledge of 100% of NMHI’s capital stock and the capital stock of domestic subsidiaries owned by NMHI and any other domestic Subsidiary Guarantor and 65% of the capital stock of any first tier foreign subsidiaries and a security interest in substantially all of NMHI’s tangible and intangible assets and the tangible and intangible assets of NMH Holdings, LLC and each Subsidiary Guarantor.

The senior revolver includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the “swingline loans.” Any issuance of letters of credit or making of a swingline loan will reduce the amount available under the senior revolver. As of March 31, 2014, NMHI had no borrowings under the senior revolver and $44.7 million of letters of credit issued under the institutional letter of credit facility.

At its option, NMHI may add one or more new term loan facilities or increase the commitments under the senior revolver (collectively, the “incremental borrowings”) in an aggregate amount of up to $125.0 million plus any additional amounts so long as certain conditions, including a consolidated first lien leverage ratio (as defined in the senior credit agreement) of not more than 4.50 to 1.00 on a pro forma basis, are satisfied. The covenants in NMHI’s indenture governing the senior notes effectively limit the amount of incremental borrowings that NMHI may incur.

Borrowings under the senior secured credit facilities bear interest, at NMHI’s option, at: (i) an ABR rate equal to the greater of (a) the prime rate of Barclays Bank PLC, (b) the federal funds rate plus 1/2 of 1.0%, and (c) the Eurodollar rate for an interest period of one-month beginning on such day plus 100 basis points, plus 2.75% (provided that the ABR rate applicable to the term loan facility will not be less than 2.00% per annum); or (ii) the Eurodollar rate (provided that the Eurodollar rate applicable to the term loan facility will not be less than 1.00% per annum), plus 3.75%. NMHI is also required to pay a commitment fee to the lenders under the senior revolver at an initial rate of 0.50% of the average daily unutilized commitments thereunder. NMHI must also pay customary letter of credit fees.

The senior credit agreement requires us to make mandatory prepayments, subject to certain exceptions, with: (i) beginning in fiscal year 2015, 50% (which percentage will be reduced upon its achievement of certain first lien leverage ratios) of our annual excess cash flow; (ii) 100% of net cash proceeds of all non-ordinary course assets sales or other dispositions of property, subject to certain exceptions and thresholds; and (iii) 100% of the net cash proceeds of any debt incurrence, other than debt permitted under the senior credit agreement. NMHI is required to repay the term loan facility portion of the senior secured credit facilities in quarterly principal installments of 0.25% of the principal amount commencing on June 30, 2014, with the balance payable at maturity. The senior credit agreement permits NMHI to offer to the lenders newly issued notes in exchange for their term loans in one or more permitted debt exchange offers, subject to the conditions set forth in the senior credit agreement. In addition, if, on or prior to July 31, 2014, NMHI prepays or reprices any portion of the term loan facility, it will be required to pay a prepayment premium of 1% of the loans being prepaid or repriced.

Senior Notes

On February 9, 2011, NMHI issued $250.0 million in aggregate principal amount of senior notes at a price equal to 97.7% of their face value. The senior notes mature on February 15, 2018 and bear interest at a rate of 12.50% per annum, payable semi-annually on February 15 and August 15 of each year, beginning on August 15, 2011. The senior notes are NMHI’s unsecured obligations and are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by certain of NMHI’s existing subsidiaries.

On February 26, 2014, NMHI redeemed $38 million aggregate principal amount of the outstanding principal amount of senior notes, in accordance with the provisions of the indenture governing the senior notes. The redemption price of the senior notes was 106.250% of the principal amount redeemed, plus accrued and unpaid interest to, but not including, the redemption date. We intend to use the net proceeds from the sale of common stock by us in this offering to redeem all of the $212 million in aggregate principal amount of the outstanding senior notes at a redemption price of 106.25% plus accrued and unpaid interest thereon to the date of redemption.

Covenants

The senior credit agreement and the indenture governing the senior notes contain negative financial and non-financial covenants, including, among other things, limitations on our ability to incur additional debt, create liens on assets, transfer or sell assets, pay dividends, redeem stock or make other distributions or investments, and engage in certain transactions with affiliates. NMHI was in compliance with these covenants as of March 31, 2014.

In addition, the senior credit agreement contains a springing financial covenant. If, at the end of any fiscal quarter, NMHI’s usage of the senior revolver exceeds 30% of the commitments thereunder, NMHI is required to maintain at the end of each such fiscal quarter, commencing with the quarter ending June 30, 2014, a consolidated first lien leverage ratio of not more than 5.50 to 1.00. This consolidated first lien leverage ratio will step down to 5.00 to 1.00 commencing with the fiscal quarter ending March 31, 2017.

The senior credit agreement also contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of its subsidiaries to: (i) incur additional indebtedness; (ii) create liens on assets; (iii) engage in mergers or consolidations; (iv) sell assets; (v) pay dividends and distributions or repurchase our capital stock; (vi) enter into swap transactions; (vii) make investments, loans or advances; (viii) repay certain junior indebtedness; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) amend material agreements governing certain of our junior indebtedness; (xii) change our lines of business; (xiii) make certain acquisitions; and (xiv) limitations on the letter of credit cash collateral account. If NMHI withdraws any of the $50.0 million from the cash collateral account supporting the issuance of letters of credit, it must use the cash to either prepay the term loan facility or to secure any other obligations under the senior secured credit facilities in a manner reasonably satisfactory to the administrative agent. The senior credit agreement contains customary affirmative covenants and events of default.

Contractual Commitments Summary

The following table summarizes our contractual obligations and commitments as of March 31, 2014:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Long-term debt obligations (1)	$1,109,243	$61,288	$121,786	$306,053	$620,116
Operating lease obligations (2)	202,478	49,619	73,182	42,569	37,108
Capital lease obligations	6,735	446	996	1,217	4,076
Purchase obligations (3)	11,886	3,777	6,990	1,119	—
Standby letters of credit	44,736	44,736	—	—	—

Total obligations and commitments	$1,375,078	$159,866	$202,954	$350,958	$661,300

(1)	Represents the principal amount of our long-term debt and the expected cash payments for interest on our long-term debt based on the interest rates in place and amounts outstanding at March 31, 2014, which does not reflect redemption of the $212 million of senior notes using net proceeds of this offering. See Note 3 to our unaudited consolidated financial statements included elsewhere herein for further information about our senior secured credit facilities.
(2)	Includes the fixed rent payable under the leases and does not include additional amounts, such as taxes, that may be payable under the leases.
(3)	Represents purchase obligations related to information technology services and maintenance contracts.

Inflation

We do not believe that general inflation in the U.S. economy has had a material impact on our financial position or results of operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet transactions or interests.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change.

As of March 31, 2014, there has been no material change in our accounting policies or the underlying assumptions or methodology used to fairly present our financial position, results of operations and cash flows for the periods covered by this prospectus. In addition, no triggering events have come to our attention pursuant to our review of goodwill that would indicate impairment as of March 31, 2014.

The following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenue is reported net of allowances for unauthorized sales and estimated sales adjustments. Revenue is also reported net of any state provider taxes or gross receipts taxes levied on services we provide. Sales adjustments are estimated based on an analysis of historical sales adjustments and recent developments in the payment trends. Revenue is recognized when evidence of an arrangement exists, the service has been provided, the price is fixed or determinable and collectability is reasonably assured.

We recognize revenue for services performed pursuant to contracts with various state and local government agencies and private health care agencies as follows: cost-reimbursement contract revenue is recognized at the time the service costs are incurred and units-of-service contract revenue is recognized at the time the service is provided. For our cost-reimbursement contracts, the rate provided by the payor is based on a certain level of service and types of costs incurred in delivering the service. From time to time, we receive payments under cost-reimbursement contracts in excess of the allowable costs required to support those payments. In such instances, we estimate and record a liability for such excess payments. At the end of the contract period, any balance of excess payments is maintained as a liability until it is reimbursed to the payor. Revenue in the future may be affected by changes in rate-setting structures, methodologies or interpretations that may be enacted in states where we operate or by the federal government.

Accounts Receivable

Accounts receivable primarily consist of amounts due from government agencies, not-for-profit providers and commercial insurance companies. An estimated allowance for doubtful accounts is recorded to the extent it is probable that a portion or all of a particular account will not be collected. In evaluating the collectability of accounts receivable, we consider a number of factors, including payment trends in individual states, age of the accounts and the status of ongoing disputes with third party payors. Complex rules and regulations regarding billing and timely filing requirements in various states are also a factor in our assessment of the collectability of accounts receivable. Actual collections of accounts receivable in subsequent periods may require changes in the estimated allowance for doubtful accounts. Changes in these estimates are charged or credited to revenue as a contractual allowance in the consolidated statements of operations in the period of the change in estimate.

Goodwill and Indefinite-lived Intangible Assets

We review costs of purchased businesses in excess of the fair value of net assets acquired (goodwill), and indefinite-lived intangible assets for impairment at least annually, unless significant changes in circumstances indicate a potential impairment may have occurred sooner. We conduct our annual impairment test for both goodwill and indefinite-lived intangible assets on July 1 of each year. We are required to test goodwill on a reporting unit basis, which is the same level as our operating segments. We have the option to first assess qualitative factors to determine whether further impairment testing is necessary. We have elected to bypass the qualitative assessments for the fiscal year ended 2013 and proceed directly to the two-step impairment test. The first step is to compare the fair value of the reporting unit with its carrying value. We estimated the fair value of each of our reporting units using the income approach. We forecasted cash flows by reporting unit for each of the next seven years and applied a long term growth rate to the final years of the forecasted cash flows. The cash flows were then discounted using our estimated growth rate. We compared the estimated fair value to the carrying value. The estimated fair value of the reporting unit exceeds the carrying value by at least 25%. A 10% change in our key assumptions will not change the result of the impairment test. If the carrying amount of the reporting unit exceeds its fair value then the second step of the goodwill impairment test is performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill in order to determine the amount of impairment to be recognized. The excess of the carrying value of goodwill above the implied goodwill, if any, would be recognized as an impairment charge. Fair values are established using discounted cash flow and comparative market multiple methods.

For its indefinite-lived intangible assets, we have the option to first assess qualitative factors to determine whether further impairment testing is necessary. The Company has elected to bypass the qualitative assessments for fiscal year 2013 and proceed directly to the quantitative impairment test. The impairment test for indefinite-lived intangible assets requires the determination of the fair value of the intangible asset. If the fair value of the indefinite-lived intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference. Fair values are established using the relief from royalty method.

The fair value of a reporting unit is based on discounted estimated future cash flows. The assumptions used to estimate fair value include management’s best estimates of future growth, capital expenditures, discount rates and market conditions over an estimate of the remaining operating period. As such, actual results may differ from these estimates and lead to a revaluation of our goodwill and indefinite-lived intangible assets. If updated estimates indicate that the fair value of goodwill or any indefinite-lived intangibles is less than the carrying value of the asset, an impairment charge is recorded in the consolidated statements of operations in the period of the change in estimate.

Impairment of Long-Lived Assets

We review long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded.

Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. These deferred tax assets and liabilities are separated into current and long-term amounts based on the classification of the related assets and liabilities for financial reporting purposes and netted by jurisdiction. Valuation allowances on deferred tax assets are estimated based on our assessment of the realizability of such amounts.

We also recognize the benefits of tax positions when certain criteria are satisfied. Companies may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to uncertain tax positions as a component of income tax expense which is consistent with the recognition of these items in prior reporting periods.

Stock-Based Compensation

NMH Investment, our parent, adopted an equity-based compensation plan, and issued units of limited liability company interests consisting of Class B Common Units, Class C Common Units, Class D Common Units, Class E Common Units, Class F Common Units, Class G Common Units, and Class H Common Units pursuant to such plan. The units are limited liability company interests and are available for issuance to our employees and members of the Board of Directors for incentive purposes. For purposes of determining the compensation expense associated with these grants, management values the business enterprise using a variety of widely accepted valuation techniques which considered a number of factors such as our financial performance, the values of comparable companies and the lack of marketability of our equity. We then used the option pricing method to determine the fair value of these units at the time of grant using valuation assumptions consisting of the expected term in which the units will be realized; a risk-free interest rate equal to the U.S. federal treasury bond rate consistent with the term assumption; expected dividend yield, for which there is none; and expected volatility based on the historical data of equity instruments of comparable companies. For Class B Common Units, Class C Common Units, Class D Common Units, Class E Common Units and Class F Common Units, the estimated fair value of the units, less an assumed forfeiture rate, is recognized in expense on a straight-line basis over the requisite service periods of the awards. The Class G Common Units and Class H Common Units vest upon a liquidity event and/or upon the occurrence of certain investment return conditions, for which the compensation expense will then be recognized in its entirety when probable.

In connection with this offering, NMH Investment will distribute all if its shares of our common stock to its existing members in accordance with their respective membership interests. Shortly following the distribution of our common stock, NMH Investment will be dissolved. Future awards will be made pursuant to our 2014 Incentive Plan and will be based on shares of our common stock.

Derivative Financial Instruments

We report derivative financial instruments on the balance sheet at fair value and establish criteria for designation and effectiveness of hedging relationships. Changes in the fair value of derivatives are recorded each period in current operations or in the consolidated statements of comprehensive income (loss) depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

We, from time to time, enter into interest rate swap agreements to hedge against variability in cash flows resulting from fluctuations in the benchmark interest rate, which is LIBOR, on our debt. These agreements involve the exchange of variable interest rates for fixed interest rates over the life of the swap agreement without an exchange of the notional amount upon which the payments are based. On a quarterly basis, the differential to be received or paid as interest rates change is accrued and recognized as an adjustment to interest expense in the accompanying consolidated statement of operations. In addition, on a quarterly basis the mark to market valuation is recorded as an adjustment to gain (loss) on derivative within the consolidated statements of comprehensive income (loss). The related amount receivable from or payable to counterparties is included as an asset or liability, respectively, in our consolidated balance sheets.

Accruals for Self-Insurance

We maintain employment practices liability, professional and general liability, workers’ compensation, automobile liability and health insurance with policies that include self-insured retentions. Employment practices liability is fully self-insured. We record expenses related to claims on an incurred basis, which includes estimates of fully developed losses for both reported and unreported claims. The accruals for the health, workers’ compensation, automobile, employment practices liability and professional and general liability programs are based on analyses performed internally by management and may take into account reports by independent third parties. Accruals relating to prior periods are periodically reevaluated and increased or decreased based on new information. Changes in estimates are charged or credited to the consolidated statements of operations in a period subsequent to the change in estimate. In addition, we report insurance liabilities on a gross basis without giving effect to insurance recoveries.

Legal Contingencies

We are regularly involved in litigation and regulatory proceedings in the operation of our business. We reserve for costs related to contingencies when a loss is probable and the amount is reasonably estimable. While we believe our provision for legal contingencies is adequate, the outcome of our legal proceedings is difficult to predict, and we may settle legal claims or be subject to judgments for amounts that differ from our estimates. In addition, legal contingencies could have a material adverse impact on our results of operations in any given future reporting period. See “Risk Factors” and “Business—Legal Proceedings” for additional information.

Subsequent Events

Redemption of Senior Notes

We intend to issue a notice of redemption to the holders of the senior notes notifying such holders that, subject to the completion of this offering, we intend to use the net proceeds from the sale of common stock by us in this offering to redeem all of the $212 million in aggregate principal amount of the outstanding senior notes issued by our subsidiary, NMHI, at a redemption price of 106.25% plus accrued and unpaid interest thereon to the date of redemption.

Stock Split

In                      2014, the Board of Directors and our sole stockholder, NMH Investment, approved a              -for-             stock split, which we will complete prior to the consummation of this offering. The par value of the common stock will remain at $0.01 per share.

Corporate Ownership

Currently, we are a wholly owned subsidiary of NMH Investment. Substantially all of the equity interests of NMH Investment are owned by Vestar and certain of our executive officers and directors. In connection with this offering, NMH Investment will distribute all of its shares of our common stock to its existing members in accordance with their respective membership interests. Shortly following the distribution of our common stock, we intend to dissolve NMH Investment. Upon the completion of the dissolution of NMH Investment, the limited liability company agreement will be of no further force and effect.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to changes in interest rates as a result of our outstanding variable rate debt. The variable rate debt outstanding relates to the term loan and the senior revolver, which bears interest at (i) a rate equal to the greater of (a) the prime rate, (b) the federal funds rate plus 1/2 of 1% and (c) the Eurodollar rate for an interest period of one-month beginning on such day plus 100 basis points plus 2.75%; or (ii) the Eurodollar rate (subject to a LIBOR floor of 1.00%), plus 3.75%, at our option. A 1% increase in the interest rate on our floating rate debt as of March 31, 2014 would have increased cash interest expense on the floating rate debt by approximately $6.1 million per annum.

To reduce the interest rate exposure related to the variable debt we entered into an interest rate swap in a notional amount of $400.0 million effective March 31, 2011 and ending September 30, 2014. Under the terms of the swap, as amended on October 15, 2012, we receive from the counterparty a quarterly payment based on a rate equal to the greater of 3-month LIBOR and 1.25% per annum, and we make payments to the counterparty based on a fixed rate of 2.08% per annum, in each case on the notional amount of $400.0 million, settled on a net payment basis.

BUSINESS

Company Overview

We are the leading national provider of home- and community-based health and human services to must-serve individuals with intellectual, developmental, physical or behavioral disabilities and other special needs. These populations are large, growing and increasingly being served in home- and community-based settings such as those we provide. Our clinicians and caregivers develop customized service plans, delivered in non-institutional settings, designed to address a broad range of often life-long conditions and to enable those we serve to thrive in less-restrictive settings. We believe we offer a powerful value proposition to government and non-public payors, referral sources and individuals and families by providing innovative, high-quality and cost-effective services that enable greater client independence, skill building and community involvement.

Since our founding in 1980, we have been a pioneer in the movement to provide home- and community-based services for people who would otherwise be institutionalized. During our nearly 35-year history, we have evolved from a single residential program serving at-risk youth to a diversified national network providing an array of high-quality services and care in large, growing and highly-fragmented markets. While we have the capabilities to serve individuals with a wide variety of special needs and disabilities, the current principal focus of our business is on the provision of services to individuals with intellectual and/or developmental disabilities, youth with emotional, behavioral and/or medically complex challenges, or at-risk youth, and individuals with catastrophic injuries and illnesses, particularly acquired brain injury. As of March 31, 2014, we operated in 36 states, serving more than 12,000 clients in residential settings and more than 16,000 clients in non-residential settings. We have a diverse group of hundreds of public payors which fund our services with a combination of federal, state and local funding, as well as an increasing number of non-public payors related to our services for ABI and other catastrophic injuries and illnesses.

Our core strength is providing a continuum of residential, day and vocational programs, and periodic services to support diverse populations with disabilities and special needs. We currently offer our services through a variety of models, including (i) neighborhood group homes, most of which are residences for six or fewer individuals, (ii) host homes, or the “Mentor” model, in which a client lives in the private home of a licensed caregiver, (iii) in-home settings, within which we support clients’ independent living or provide therapeutic services, (iv) specialized community facilities to support individuals with more complex medical, physical and behavioral challenges, and (v) non-residential care, consisting primarily of day and vocational programs and periodic services that are provided outside the client’s home. As of March 31, 2014, our services were provided by over 20,000 full-time equivalent employees, as well as approximately 5,500 independently-contracted host home caregivers.

The following table presents an overview of our two reportable segments:

Segment:	Human Services		Post-Acute Specialty Rehabilitation Services
Populations Served:	I/DD: Individuals with intellectual and/or developmental disabilities	ARY: Youth with emotional, behavioral and/or medically complex challenges	ABI: Individuals who have sustained brain, spinal cord and other catastrophic injuries and illnesses

Core Services:	• Residential support • Day habilitation • Vocational services • Case management • Crisis intervention • Hourly support	• Therapeutic foster care • Family preservation • Adoption services • Early intervention • School-based services • Juvenile offender programs	• Neurorehabilitation • Neurobehavioral rehabilitation • Specialized nursing • Physical, occupational and speech therapies • Supported living • Outpatient treatment • Pre-vocational services

Payors / Referral Sources	• State governments • County governments • Managed care organizations		• Commercial insurers • Workers compensation companies • Veterans Health Administration • Managed care organizations • State governments • County governments
Number of Individuals Served	~17,000	~10,300	~1,300

Number of States	23	17	26

Market Size	$57 billion in 2011(1)	$29 billion in 2010 (2)	$10 billion spent annually (3)

Net Revenue (Fiscal 2013)	$772.1 million (64% of total)	$218.1 million (19% of total)	$208.4 million (17% of total)

(1)	Based on data from the Braddock Report.
(2)	Based on data from Child Trends.
(3)	Based on data from the CDC.

For fiscal 2013 and the six months ended March 31, 2014, we generated net revenue of $1,199 million and $617 million, respectively. Over the last three fiscal years ended September 30, 2013, we grew our annual revenue 19%, or $195 million, 54% of which was from organic growth and 46% of which was attributable to businesses acquired during this period or in the preceding year. In each of these years our revenue growth has accelerated, driven in large part by a rapid expansion in organic growth resulting from our investment in our de novo, or “new start,” programs. We believe that our considerable new start investment in 2012 and 2013, coupled with new opportunities to expand our services in new and existing markets, as well as our substantial acquisition pipeline, have positioned us well for continued strong growth.

Our Industry

We provide home- and community-based services to large populations of individuals with intellectual, developmental, physical or behavioral disabilities and other special needs. These populations are must-serve due to the nature of their disabilities, which in many cases are life-long and irreversible, or their status as children or adolescents. Within the broader health and human services market, we currently serve three primary populations:

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I/DD. The largest portion of our client base consists of adults and children with I/DD. Public spending on I/DD services was estimated to be $56.6 billion in 2011, of which approximately 80% was spent to provide services in community settings of six or fewer beds, our target market, and for other non-institutional services, including supported living, supported employment and family assistance. In 2012, there were approximately 4.9 million individuals with an intellectual or developmental disability across the nation. Over the past two decades, the delivery of services to the I/DD population in supervised residential settings has grown significantly and, at the same time, there has been a shift from institutional settings to home- and community-based settings.

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ARY. We provide services to youth with emotional, behavioral and/or medically complex challenges, or at-risk youth. According to reports published by the organization Child Trends, an estimated $29.4 billion was spent in 2010 on child welfare, including spending for residential and non-residential family support services such as those that we offer. Approximately 3.3 million referrals for abuse or neglect were investigated or assessed in the United States in 2010. Of that, approximately 663,000 were served by the foster care system. According to the Federal Department of Health and Human Services AFCARS data, there were nearly 400,000 children and adolescents in foster care as of September 30, 2012. Of those individuals, approximately 200,000 are living in non-relative foster family homes, which includes the therapeutic foster care market, the primary market for our residential ARY services. Furthermore, over the last decade state and local agencies have increasingly favored innovative solutions that provide at-risk youth and families with periodic support services to promote and preserve successful family environments.

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ABI. We provide services to individuals with ABI and other catastrophic injuries and illnesses. The market for post-acute care and rehabilitation for individuals with ABI, the largest of these populations, is approximately $10 billion annually, according to the CDC. According to the Brain Injury Association of America (“BIAA”), there are more than 2.6 million new brain injuries each year, many of which result in complex, life-long medical and/or behavioral issues that require specialized care. Approximately 5.3 million individuals in the United States are living with permanent disability as a result of an ABI. Many of these individuals are currently served in costly and often medically inappropriate care settings such as long-term acute care facilities and nursing homes. We expect that there will be a continuing shift in care delivery to more appropriate community-based settings such as those that we offer.

Industry Trends

We believe we are well positioned to benefit from a number of favorable trends in our industry:

There are large and growing must-serve populations for our services

The markets we serve are growing as a result of changing demographics, shifts in public policy, consumer awareness and increased focus on cost-effectiveness.

There is an expanding population of individuals with I/DD eligible for residential and other support services. This growth has been driven by a number of factors, including the following:

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Longer lifespan. Increasingly, individuals with I/DD are living longer lives, with life expectancy climbing from 59 years in the 1970s to 66 years in 1993, the most recent year for which data is available. As these individuals increasingly live longer lives, they require additional care and in many cases outlive the ability to live independently or with family caregivers.

•	Aging caregivers. In 2011, approximately 72% of individuals with I/DD, or 3.5 million individuals, lived with family caregivers, including more than 850,000 with family caregivers aged 60 years or older. As these family caregivers age and become less capable of providing continuous care, we expect they will increasingly seek out-of-home or supported living arrangements, such as those we provide, for their relatives with disabilities.

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Waiting lists. There is a significant unmet need for residential services for individuals with I/DD. Many states maintain waiting lists for individuals seeking placements for these services. Nationwide, as of 2010, there were an estimated 115,000 individuals with I/DD waiting for residential services, including 88,000 on formal waiting lists in 35 states. There are legislative, advocacy and litigation efforts currently under way in many states to reduce waiting lists and provide additional access to residential services, which we believe will continue to drive additional demand for services such as those we provide.

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De-institutionalization. As of 2011, there were approximately 84,000 individuals with I/DD residing in institutions with 16 or more beds, including nearly 30,000 in public institutions. At the federal and state levels, policy changes, legal decisions and cost containment efforts are driving a continuing trend of de-institutionalization for the treatment of individuals with disabilities and special needs. Several states are currently in the process of downsizing or closing I/DD institutions, including California, New Jersey and Georgia.

We believe the ARY population is growing, along with the demand for many of the services we offer. Specific trends impacting the ARY population include:

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Shifting demographics of children. An increasing number of children are living in poverty in the United States. According to the Children’s Defense Fund, the number of children living below the poverty line increased by more than 4.5 million from 2000 to 2012, and 2.75 million more children were categorized as poor in 2012 than before the economic downturn began in 2007. In addition, the number of children in single-parent families increased from 22.7 million in 2008 to 24.7 million in 2012, or an increase of approximately 9%. We believe these children are more likely to require the residential and periodic services offered through our ARY segment as their caregivers face greater demands.

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Stabilization of the foster care population. The number of children in foster care reached a peak of 567,000 in 1999 and declined to nearly 400,000 as of September 30, 2012. The decline in the population was driven by several factors causing a shift in care delivery, but we believe the full impact of those factors has already been experienced. The population has stabilized, evidenced by the fact the number of children in foster care has been approximately 400,000 for each of the last three years.

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Growing demand for periodic services. In an effort to prevent children and adolescents from requiring an out-of-home placement, public child welfare agencies have for several years been emphasizing periodic support services to strengthen families at-risk. Consistent with this trend, we have been expanding our ARY periodic services in existing and new markets to meet this demand and help more children and families in need of support.

The market for ABI services is growing due to several factors, including:

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Advances in medical care. Advances in emergency care and medical technology are increasing the survival rate and extending the life span of those who suffer a catastrophic injury. This has served to both expand the overall population of these individuals and to place increased responsibility on payors and government agencies to seek cost-effective care.

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Increasing public awareness. Increases in public awareness of the causes and potential complications of brain injury are driving an increased focus on the diagnosis and proper treatment of these injuries. In particular, the conflicts in Afghanistan and Iraq, where traumatic brain injury has been one of the signature wounds for our military, as well as significant research and media coverage related to the incidence of brain injury in contact sports, especially professional football, have contributed to this increased awareness.

•	Increasing demand for specialized care. Patients, families and payors are increasingly seeking specialized care provided in ABI-specific community-based settings such as those that we offer. There are tens of thousands of individuals with brain injuries currently in nursing facilities. We believe many of these patients, particularly younger individuals, would be better served in community-based rehabilitative programs, as evidenced and supported by growing advocacy, changes in public policy and legal precedents supporting their transition to specialized care settings.

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Increasing funding for community-based settings. Both the public and private sectors finance post-acute services for individuals with ABI. We believe that payors are increasingly seeking to serve patients in more cost-effective and appropriate community-based settings. For example, in recent years the increase in state ABI waiver programs that provide easier access to Medicaid funds has expanded the number of individuals who can afford ABI services. According to the Kaiser Family Foundation, there were 17,193 individuals served through state waiver programs for brain injury in 2010, up from 11,214 in 2006, representing a compound annual growth rate of 11.3%.

Clients, caregivers and payors are increasingly recognizing the value of home- and community-based services

We believe home- and community-based services are strongly preferred by clients and their caregivers. The less restrictive settings provide greater control over care delivery, support patient quality of life and independence, and facilitate stronger bonds between those we serve and their caregivers. Additionally, consumers are becoming increasingly aware of the full spectrum of services available in the market, and we believe they will continue to demand the type of tailored and cost-effective community-based care we offer.

Furthermore, we believe that in our target markets, both public and non-public payors will increasingly emphasize and fund community-based services that offer comprehensive care across the continuum at a better relative value. We believe tailored solutions and ongoing support, such as the services we provide, offer better overall outcomes for the populations we serve. For most of our patient populations, our customized service plans cost less than care plans in large-scale institutional settings. Home- and community-based services are also preferred as a clinically appropriate and less expensive “step-down” alternative for individuals who no longer require care in more expensive acute care settings.

Funding for home- and community-based services is expanding

We believe funding for home and community-based services is expanding for a variety of reasons, including the must-serve nature of our population, and legislation, legal precedents and advocacy efforts supporting the individuals we serve.

Human services, including services for the I/DD and ARY populations, are generally funded by government programs, predominantly Medicaid, while ABI services are funded by a mix of government programs and private insurance. These programs are often administered on a state-wide level and, in selected states, decisions regarding funding for individual clients and programs occur at the county level, resulting in a large and diverse payor base. State governments are financially incentivized to continue funding services in our core markets because states receive matching federal funds for state expenditures. We believe improving state budgets resulting from a recovering economic environment will further drive growth in funding.

The individuals we serve are faced with significant challenges in everyday life, and require outside care and support to reach independence and successfully integrate within their communities. Funding for this support is established by legislation and legal precedents, and driven by strong advocacy groups. For example, funding for services in our I/DD segment is supported by the Olmstead decision by the U.S. Supreme Court in 1999, which held that, under the Americans with Disabilities Act of 1990 (“ADA”), state governments are required to support persons with I/DD in the least restrictive setting that is medically appropriate. The U.S. Justice Department has significantly intensified Olmstead enforcement actions in recent years, most notably in a 2010 settlement with the state of Georgia under which the state agreed to a five-year plan to fund residential waiver services for 1,150 people with I/DD living in state institutions or waiting for residential services. Prompted by the Olmstead decision, policy makers, civil rights lawyers, social workers and advocacy groups are driving states to offer individuals with I/DD and other disabilities the option to live and receive services in home- and community-based settings.

The health and human services markets we serve are highly fragmented, and we expect continued consolidation of the numerous local and regional providers who lack our scale and resources

The markets we serve are highly fragmented, with only a limited number of national providers of significant scale. For example, within the I/DD market the two leading national providers only account for less than 5% of services by revenue, with the remaining services provided primarily by smaller, local providers. We believe as payors and other stakeholders increasingly look to evidence-informed services and evidence-based outcomes, the demand will increase for more sophisticated reporting, quality, billing and clinical outcomes data, which require complex and robust administrative and IT systems. Small providers often lack the resources to implement and the scale to leverage these systems. We also believe that payors are increasingly seeking to contract with larger providers that can offer a more comprehensive suite of services across a continuum of care, deliver consistent quality of care and act quickly to establish new programs for populations in need of service. As a result of these trends, we believe our industry will continue to consolidate and larger, well-capitalized providers will be well positioned to benefit from this consolidation.

Competitive Strengths

We believe our scale, broad range of services, high-quality reputation and longstanding relationships with a diverse group of referral services and payors have made us the leading provider of home- and community-based health and human services in the markets we serve. The current healthcare environment that demands better access to high-quality care at a lower cost, improved patient experience and continuous clinical improvement and administrative efficiency aligns well with our competitive strengths.

The Leading Provider of Home- and Community-Based Health and Human Services in the United States

Since our founding in 1980, our company has evolved to become the largest provider of home- and community-based health and human services in the markets we serve. As of March 31, 2014, we provided services to more than 12,000 clients in residential settings and more than 16,000 clients in non-residential settings across 36 states, which are home to approximately 85% of the U.S. population. Our national scale and breadth of service offerings provide us with significant competitive advantages:

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Responsiveness: Our scale enables us to deliver a broad range of highly customized services across a continuum of care with a greater level of responsiveness than many of our regional or local service competitors. We have the knowledge, financial resources and relationships to anticipate and rapidly respond to customer needs and market opportunities, positioning us well to capture new business.

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Clinical Expertise: Given our extensive national network of clinicians and the wide variety of service models we use, we have developed a broad range of clinical expertise to address a range of disabilities and special needs. We leverage clinical best practices from across our network to expand into new markets and initiate new service lines and programs to address the needs of our payors, our clients and their caregivers. We believe our ability to serve individuals with the most complex physical and behavioral challenges distinguishes us from many of our competitors.

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Infrastructure: Unlike smaller competitors that lack our scale and resources, we have developed a robust infrastructure, including functions such as quality assurance, compliance, risk management, information technology, human resources, billing and financial management, that we leverage across our care-delivery network. This infrastructure enables our operations to focus on efficiently delivering consistent, high-quality care and enables us to respond to the increasing compliance, regulatory and fiscal requirements of payors.

Powerful Value Proposition

We believe we offer a powerful value proposition to our payors, our clients and their caregivers through our ability to design customized service plans to meet the unique needs of our clients in cost-effective settings.

We specialize in adapting our service offerings to a wide range of intensities of care and other client requirements. Through our customized service plans we believe we are able to deliver better outcomes, more community integration and a better quality of life for the individuals we serve. We deliver our services in appropriate non-institutional settings, enabling us to provide significant cost savings for our payors while maintaining high quality standards.

Our recent strategic focus in California highlights the powerful value proposition we offer. Through the recent economic downturn, the state of California faced unprecedented fiscal distress, with a budget deficit at one point of approximately $42 billion. As a result, state and local payors were receptive to innovative care models to achieve cost savings. Over a three-year period, we worked with state and local regulators to create innovative solutions, and despite the economic downturn, we were able to grow our net revenue in California at a compound annual growth rate of 9.2% during that period. Our strategic response was to:

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Aggressively market our Family Home Agency (“FHA”) host home model, which was underutilized in California. Payors have embraced this model, which allows individuals with I/DD to live with host home families at a significantly lower cost to payors. This effort increased FHA census by approximately 50% to 682 in the last three years.

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Deploy a new model for adult residential care to accommodate the transition of individuals with I/DD and intensive medical needs from public institutions to community-based settings, resulting in substantial cost savings for our payors.

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Significantly expand day and vocational programming. For example, we launched a new College to Career program aimed at helping young adults with developmental disabilities succeed in college and reducing their dependency on government services.

Proven Ability to Make Acquisitions at Attractive Valuations

We believe our scale, in-depth industry knowledge, payor relationships, reputation for quality and operational expertise strategically position us as a preferred acquirer, with an ability to efficiently and opportunistically deploy capital. We are the only company with a national platform dedicated to serving each of the I/DD, ARY and ABI populations. This positions us as a prime exit option for small providers in these highly-fragmented markets. We believe we appeal to small providers looking to ensure their clients and businesses are well cared for following a sale.

We have completed 33 acquisitions and deployed over $120 million of capital for acquisitions since the beginning of fiscal 2009. The majority of the acquisitions we make are small and of a “tuck-in” nature, although we have completed more transformative acquisitions, including REM, Inc. in 2003 and CareMeridian, LLC in 2006. We have a demonstrated history of both in-market acquisitions and acquisitions that expand market segments.

Unique First Mover Advantage in SRS

Through our history of acquisitions and new starts, we now serve over 1,300 individuals in 26 states in our SRS segment. We are the only provider with a national platform dedicated to providing post-acute care for individuals with brain injuries or other catastrophic injuries and illnesses, and thus we believe we are the leader serving this market. Through our NeuroRestorative and CareMeridian business units, we offer solutions to SRS clients across the continuum of care, from post-acute care and neurorehabilitation to day treatment and supportive living services, that help individuals in their recovery and, in many cases, to regain independence. On this continuum of care, our CareMeridian business unit is focused on the more medically-intensive post-acute care services, including specialty rehabilitation and specialized nursing services, and our NeuroRestorative business unit is focused on rehabilitation and transitional living services, including neurorehabilitation, neurobehavioral, transitional living, supported living and outpatient services. Our experience in SRS enables us to deliver high-quality specialized care and offer significant cost savings for payors, leading to an expanding pipeline of referrals. Our quality of care and outcomes, along with limited competition of scale in the underserved SRS market, position us to capitalize on this opportunity and benefit from its rapid growth.

Stable Cash Flows Fund Growth Opportunities

Our highly-diverse group of payors and the must-serve populations we support have insulated our revenue streams from significant and widespread rate reductions. This, coupled with our historically consistent annual capital expenditures of only 2% to 3% of net revenue and low working capital needs, has helped us deliver stable cash flows through periods of economic recession and prosperity. We have utilized our stable cash flows to invest in new growth opportunities and fuel the expansion of our services.

Proven Management Team with a Track Record of Performance

Our management team, having served previously as policy makers, fiscal managers and service providers, has extensive public and private sector experience in health and human services. Our management team has a history of identifying market opportunities and providing creative solutions to states and payors, as demonstrated by the continued growth of I/DD services and identification of the growth opportunity in our ABI services. Our executive officers have been with us for an average of 13 years and average approximately 20 years in the human services industry. Our management team has demonstrated the ability and experience to ensure the delivery of high quality services to clients, pursue and integrate numerous acquisitions, manage critical human resources, develop and maintain robust IT and financial systems, mitigate risk in the business and oversee our significant growth and expansion.

Our Business Strategy

We believe the market opportunity for home- and community-based health and human services that increase client independence and participation in community life while reducing costs will continue to grow. We intend to continue leveraging our strengths to capitalize on this trend, both in existing markets and in new markets where we believe significant opportunities exist. The primary aspects of our strategy include the following:

Leverage our Core Competencies to Drive Organic Growth

We expect to capture the embedded growth opportunities resulting from recent organic growth initiatives and leverage our core competencies to further expand our presence in markets we currently serve and to further expand our geographic footprint in our existing service lines. During our nearly 35-year history, we have developed and refined a core set of competencies through our experience developing customized service plans for complex cases and supporting our operations with expertise in areas such as risk management, compliance and quality assurance.

Continue to Invest in our New Start Programs

A key driver of growth has been our new start programs that have historically generated attractive returns on our investments. Our demonstrated ability to quickly launch new start programs positions us well to meet new sources of market demand. New starts, which typically turn profitable within 18-24 months, require modest investments, consisting of operating losses and capital expenditures. Our investment of approximately $8 million in new starts between fiscal 2007 and fiscal 2010 generated net revenues and new start operating income of approximately $70 million and $14 million, respectively, in fiscal 2013.

We have made a number of recent investments that we believe will continue to drive near term growth as they reach maturity. In 2011, we dramatically increased our level of new start investment, expanding it from an average of $3.1 million in fiscal 2009 and fiscal 2010 to an average of more than $8 million in fiscal 2012 and fiscal 2013. We intend to continue to aggressively pursue new start opportunities with attractive rates of return.

Pursue Opportunistic Acquisitions

As the leading provider in our markets with national scale and a proven track record of quality care, we are well positioned as an acquiror of choice for small operators in a highly-fragmented industry. This dynamic leads to a number of attractive tuck-in acquisition opportunities that can drive returns and create stockholder value. We continue to maintain a robust acquisition pipeline and deploy capital in a disciplined and opportunistic manner to pursue acquisitions. Since the beginning of fiscal 2009, we have successfully acquired 33 companies, at an aggregate price of over $120 million.

We intend to continue to pursue acquisitions that are consistent with our mission and can complement our existing operations. We have invested in a team dedicated to mergers and acquisitions, as well as infrastructure and formalized processes to enable us to pursue acquisition opportunities and to integrate them into our business. We monitor the market nationally for businesses that we can acquire at attractive prices and efficiently integrate with our existing operations. As a public company, with a more flexible capital structure, we expect to maintain, and potentially expand, our existing acquisition program.

Expand our SRS Platform

We intend to leverage our unique scale and leadership position to continue to expand our SRS platform through continued organic growth in new and existing markets, as well as opportunistic acquisitions. We are the only provider with a national platform dedicated to providing post-acute care for individuals with brain injuries or other catastrophic injuries and illnesses, and thus we believe we are the leader serving this market. We have more than doubled the size and contribution of our SRS segment since 2009, achieving a 21% compound annual growth rate in net revenue over that period. Furthermore, our SRS business is funded by a highly attractive payor mix, with 56% of net revenues in 2013 derived from commercial insurers and other private entities.

Pursue Opportunities in Adjacent Markets and Complementary Service Lines that Diversify our Service Offerings

We intend to leverage our core competencies in serving special needs populations to pursue opportunities in adjacent markets and complementary service lines. Our reputation and relationships with state agencies position us well to explore ancillary opportunities such as to serve frail elders and individuals with autism and mental health issues. We have a proven track record of developing new service areas, as evidenced by the growth of our SRS segment. We believe our reputation and credibility in our existing markets and service lines will facilitate our entry into adjacent markets. We may also explore strategic acquisitions to enhance our ability to pursue adjacent markets

Customers and Contracts

Our customers, which pay us to provide services to our clients, are governmental agencies, non-public payors and not-for-profit organizations. Our I/DD and ARY services, as well as a significant portion of our SRS services, are delivered pursuant to contracts with various governmental agencies, such as state departments of developmental disabilities, juvenile justice, child welfare and the Federal Veterans Health Administration. Such contracts may be issued at the county or state level, depending upon the structure of the service system of the state in question. In addition, a majority of our SRS revenue is derived from contracts with commercial insurers, workers’ compensation carriers and other non-public payors.

Contracts may cover a range of individuals such as all children referred for host home services in a county or a particular set of individuals who will share group living arrangements. Contracts are sometimes issued for specific individuals, where rates are individually determined based on need. Although our contracts generally have a stated term of one year and generally may be terminated without cause on 60 days’ notice, the contracts are typically renewed annually if we have complied with licensing, certification, program standards and other regulatory requirements. As a provider of record, we contractually obligate ourselves to adhere to the applicable federal and state regulations regarding the provision of services, the maintenance of records and submission of claims for reimbursement under Medicaid.

During fiscal 2013 and 2012, revenue from our contracts with state and local governmental payors in the states of Minnesota, California, West Virginia, Florida and Indiana, our five largest revenue-generating states, comprised 42% of our revenue. Revenue from our contracts with state and local governmental payors in the State of Minnesota, our largest state, accounted for 14% and 15% of our revenue for fiscal 2013 and 2012, respectively.

Training and Support

We provide pre-service and in-service education to all of our direct service professionals and clinical and administrative staff, and we encourage staff to avail themselves of outside training opportunities whenever possible. Employees participate in orientation programs designed to increase their understanding of our mission, philosophy of service, and our Code of Conduct and compliance program. Our employees benefit from our library of training materials and an intranet site that facilitates the identification and exchange of expertise across all of our operations. We work to increase individual job satisfaction and retention of motivated and qualified employees.

We use equally rigorous methods to identify and contract with independent contractor providers (host home providers), whether in an adult host home or foster care environment. In addition to pre-service and in-service orientation to familiarize the host home providers to the specifics of our model and expectations, the contracted host home providers in our ARY business receive a detailed briefing tailored to the individualized needs of the individual or child placed in their home. Prior to any placements being made, we conduct a home study to evaluate the appropriateness of any placement and conduct interviews and criminal background checks on adult members residing in the host home provider household. The services provided by host home providers are evaluated for contractual compliance by our case manager or coordinator according to a standards set by licensing and regulatory agencies as well as our own strict quality standards. While all host home providers can provide services independently and with minimal oversight, they have access to emergency telephone triage and on-site crisis intervention, when necessary. Host home providers also avail themselves of support groups, whether independent or offered at the program office.

Employees and Independent Contractors

As of March 31, 2014, we had approximately 20,000 employees and approximately 5,500 independent contractors. Although our employees are generally not unionized, we have one business in New Jersey with approximately 38 employees who are represented by a labor union and approximately 276 Connecticut direct care workers who are also represented by a labor union. We began negotiating a labor agreement with the Connecticut union in September 2012 and such negotiations are continuing. We consider our employee relations to be good.

Sales/Business Development and Marketing

The majority of our human services clients come to us through third-party referrals, and frequently our I/DD referrals come through recommendations to family members from state or local agencies. Since our operations depend heavily on these referrals, we seek to ensure that we provide high-quality services in all states in which we operate, allowing us to enhance our name recognition and maintain our positive reputation with state and local agencies.

Relationships with referral sources are cultivated and maintained at the local level by key operations managers and supported by an array of corporate supports including marketing communications, government relations and business development services to promote both new and existing product lines.

Our SRS sales activities are independently organized from those of our Human Services businesses. We have dedicated, geographically assigned clinical marketing and sales staff cultivating relationships with public and private payors, referral sources and directly with potential participants and their families. These regional teams are also supported by corporate resources as outlined above.

To further distinguish ourselves in both segments, we have established a comprehensive presence at both the national and local level through a robust online presence, including social media. Additionally, through our government relations and business development activities, we have successfully positioned ourselves to anticipate and meet the needs of our public partners.

Competition

I/DD

The I/DD market is highly fragmented, with both not-for-profit and for-profit providers ranging in size from small, local agencies to large, national organizations. We and the other leading national provider only account for less then 5% of services by revenue in the I/DD market. Although state and local governments continue to supply a small percentage of services, the majority of services are provided by the private sector. Not-for-profit organizations are also active in all states and range from small agencies serving a limited area with specific programs to multi-state organizations. Many of the not-for-profit companies are affiliated with advocacy groups such as community mental health and religious organizations.

ARY

The at-risk youth and troubled youth market is extremely fragmented, with several thousand providers in the United States. Competitors include both for-profit and not-for-profit local providers serving one particular geographic area to a single state, and, to a limited extent, multi-state providers.

SRS

We compete with local providers, both large and small, including hospitals, post-acute rehabilitation facilities, residential community-based facilities, day treatment centers and outpatient centers specializing in long-term catastrophic care and short-term rehabilitation. This market also includes several large national providers of general inpatient and outpatient rehabilitation services.

Properties

Our principal executive office is located at 313 Congress Street, Boston, Massachusetts 02210. We operate a number of facilities and administrative offices throughout the United States. As of March 31, 2014, we provided services in 379 owned facilities and approximately 1,296 leased facilities, as well as in homes owned by our Mentors. We also own three offices and lease approximately 267 offices. We believe that our properties are adequate for our business as presently conducted and we believe we can meet requirements for additional space by exercising options on leases or by finding alternative space.

Regulatory Framework

We must comply with comprehensive government regulation of our business, including federal, state and local statutes, regulations and policies governing the licensing of facilities, the quality of service, the revenues received for services, and reimbursement for the cost of services. State and federal regulatory agencies have broad discretionary powers over the administration and enforcement of laws and regulations that govern our operations.

The following regulatory considerations are critical to our operations:

New federal regulation regarding “waivered” services. On March 17, 2014, a newly promulgated federal regulation governing home- and community-based “waivered” services (“HCBS Waiver”) became effective. The rule establishes eligibility requirements for Medicaid home and community-based services provided under the “waiver” program. The waiver program allows the states to furnish an array of home- and community-based services and avoid institutional care. Under the new rule, home- and community-based settings must be integrated in and support full access to the greater community, be selected by the individual from different setting options, ensure individual rights of privacy, and optimize autonomy and independence in making life choices. The rule includes additional requirements for provider-owned or controlled home and community-based residential settings, including that the individual has a lease or other legally enforceable agreement, and standards related to the individual’s privacy, control over schedule and visitors, and physical accessibility of the setting. At this juncture it is unclear how individual states will seek to implement this newly adopted regulation. The rule may present some implementation challenges. Some of the broad requirements may conflict with the needs and/or precautions that we must take for some of the individuals that we serve. It is unclear how each state will seek to address this potential conflict. The impact and costs of implementation and compliance with this regulation is currently unknown. States have the option to request a variation or delay of compliance with the federal standards for as long as five (5) years from the effective date. Moreover, each state Medicaid agency may interpret and submit different requests and extension timelines.

Funding. Federal and state funding for our services is subject to statutory and regulatory changes, contracting and managed care initiatives, level of care assessments, court orders, rate setting and state budgetary considerations, all of which may materially increase or decrease reimbursement for our services. We actively participate in local and national legislative initiatives that seek to impact funding and regulation of our services. We derive revenues for our I/DD and ARY services and a significant portion of our SRS services from Medicaid programs.

Licensure and qualification to deliver service. We are required to comply with extensive licensing and regulatory requirements applicable to the services we deliver. These include requirements for participation in the Medicaid program, state and local contractual obligations, and requirements relating to individual rights, the credentialing of all of our employees and contract Mentors (including background and Office of Inspector General checks), the quality of care delivered, the physical plant and facilitation of community participation. Compliance with state licensing requirements is a prerequisite for participation in government-sponsored health care assistance programs, such as Medicaid. To qualify for reimbursement under Medicaid, facilities and programs are subject to various requirements imposed by federal and state authorities. We maintain a licensing database that tracks activity on licenses governing the provision of services.

In addition to Medicaid participation requirements, our facilities and services are subject to annual or semi-annual licensing and other regulatory requirements of state and local authorities. These requirements relate to the condition of the facilities, the quality and adequacy of personnel and the quality of services provided. State licensing and other regulatory requirements vary by jurisdiction and are subject to change and local interpretation.

From time to time we receive notices from regulatory inspectors that, in their opinion, there are deficiencies resulting from a failure to comply with various regulatory requirements. We review such notices and take corrective action as appropriate. In most cases we and the reviewing agency agree upon the steps to be taken to address the deficiency and, from time to time, we or one or more of our subsidiaries may enter into agreements with regulatory agencies requiring us to take certain corrective action in order to maintain our licenses. Serious deficiencies, or failure to comply with any regulatory agreements, may result in the assessment of fines or penalties and/or decertification or de-licensure actions by various federal or state regulatory agencies.

We deliver services and support under a number of different funding and program provisions. Our most significant sources of funding for our I/DD services are HCBS Waiver programs, Medicaid programs for which eligibility is based on a set of criteria (typically disability or age) established by the state and approved by the federal government. There is no uniformity among states and/or regulations governing our delivery of waivered services to individuals. Each state where we deliver services operates under a plan submitted by the state to

Centers for Medicare and Medicaid Services (“CMS”) to use Medicaid funds in non-institutional settings. Typically the state writes its own regulations governing providers and services provided under the state waiver program. Consequently, there is no uniform method of describing or predicting the outcomes of regulations across states where we deliver HCBS Waiver services. In addition, our ICFs-MR are governed by federal regulations, and may also be subject to individual state rules that vary widely in application and content. Federal regulations require that in order to maintain Medicaid certification as an ICF-MR, the facility is subject to annual on-site survey (a federal rule and process implemented by state agencies). Failure to successfully pass this inspection and remedy all defects or conditions cited may result in a finding of immediate jeopardy or other serious sanction and, ultimately, may cause a loss of both certification and funding for that particular facility.

Similarly, child foster care and other children’s services are largely governed by individual state regulations which vary both in terms and regulatory content. Failure to comply with any state’s regulations requires remedial action on our part and a failure to adequately remedy the problem may result in provider or contract termination.

All states in which we operate have adopted laws or regulations which generally require that a state agency approve us as a provider, and many require a determination that a need exists prior to the addition of covered individuals or services. Provider licenses are not transferable. Consequently, should we intend to acquire, develop, expand or divest services in any state or to enter a new state, we may be required to undergo a rigorous licensing, transfer and approval process prior to conducting business or completing any transaction.

Similarly, some states have a formal Certificate of Need (“CON”) process, whereby the state health care authority must first determine that a service proposed is needed under the state health plan, prior to any service being licensed or applied for. The CON process varies by state and may be formal in design, encompassing any transfer, organizational change, capital improvements, divestitures or acquisitions. Formal processes may include public notice, opportunity for affected parties to request a hearing prior to the health care authority approving the project, as well as an opportunity for the state authority to deny the project. Other states have a less formal process for CON application and approval and may be limited to new or institutional projects. Very few states require CON approval for waivered services. Failure to comply with a state CON process may result in a prohibition on Medicaid billing and may subject the provider to fines, penalties, other civil sanctions or criminal penalties for the operators or owners of an unapproved health service.

Other regulatory matters. HIPAA, as amended by the HITECH Act, set national standards for the protection of health information created, maintained or transmitted by health providers. Under the law and regulations known collectively as the privacy and security rules, covered entities must implement standards to protect and guard against the misuse of individually identifiable health information.

Federal regulations issued pursuant to HIPAA and the HITECH Act contain, among other measures, provisions that require organizations to implement significant and expensive computer systems, employee training programs and business procedures. Rules have been established to protect the integrity, security and distribution of electronic health and related financial information. Many states have also implemented extensive data privacy and security laws and regulations. Failure to timely implement or comply with HIPAA or other data privacy and security regulations may, under certain circumstances, trigger the imposition of civil or criminal penalties.

The federal False Claims Act imposes civil liability on individuals and entities that submit or cause to be submitted false or fraudulent claims for payment to the government. Violations of the False Claims Act may include treble damages and penalties of up to $11,000 per false or fraudulent claim. Similarly, retention of any overpayments may be regarded by the government as a false claim.

In addition to actions being brought by government officials under the False Claims Act, this statute and analogous state laws also allow a private individual with direct knowledge of fraud to bring a “whistleblower” claim on behalf of the government for violations. The whistleblower receives a statutory amount of up to 30% of the recovered amount from the government’s litigation proceeds if the litigation is successful or if the case is successfully settled. Recently, the number of whistleblower suits brought against healthcare providers has increased dramatically, and has included suits based (among other things) upon alleged violations of the Federal Anti-Kickback Law.

The Anti-Kickback Law prohibits kickbacks, rebates and any other forms of remuneration in return for referrals. Any remuneration, direct or indirect, offered, paid, solicited or received, in return for referrals of patients or business for which payment may be made in whole or in part under Medicaid, could be considered a violation of law. The language of the Anti-Kickback law also prohibits payments made to anyone to induce them to recommend purchasing, leasing, or ordering any goods, facility, service or item for which payment may be made in whole or in part by Medicaid. Criminal penalties under the Anti-Kickback Law include fines up to $25,000, imprisonment for up to 5 years, or both. In addition, acts constituting a violation of the Anti-Kickback Law may also lead to civil penalties, such as fines, assessments and exclusion from participation in the Medicaid program.

Additionally we must comply with local zoning and licensing ordinances and requirements. The Federal Fair Housing Amendments Act of 1988 protects the interests of the individuals we serve, prohibits local discriminatory ordinance practices and provides additional opportunities and accommodations for people with disabilities to live in their community of choice.

Federal regulations promulgated by the Occupational Safety and Health Administration (“OSHA”) require us to have safety plans for blood borne pathogens and other work place risks. At any point in time OSHA investigators may receive a complaint which requires on-site inspection and/or audit, the outcome of which may adversely affect our operations.

Periodically, new statutes and regulations are written and adopted that directly affect our business. It is often difficult to predict the impact a new regulation will have on our operations until we have taken steps to implement its requirements. For example, the Patient Protection and Affordable Care Act provided a mandate for more vigorous and widespread enforcement and directed state Medicaid agencies to establish Recovery Audit Contractor (“RAC”) programs. RACs are private entities which will perform audits on a contingency fee basis, giving them an incentive to identify discrepancies in payments, from which they may be permitted to extrapolate disproportionately large penalties and fines. States were required to be in compliance by January 1, 2012 unless granted an extension. We have experienced only modest RAC auditing activity to date; however this remains a fairly new federal initiative and the ultimate impact remains unclear. Only the passage of time and our experience with enforcement and compliance will permit our assessment of the exact impact the new statute and regulations have on our business.

Similarly HIPAA and HITECH regulations increased both the scope of liability and obligations of business associates with whom such covered entities contract for services, as well as increase disclosure obligations of providers in the event of a breach. The Federal enforcement agency has expressed an intent to increase investigations and potential penalties for noncompliance in part due to these new standards.

Managed care initiatives undertaken in a given state may impact our business by modifying the types of services eligible for payment, the qualifications required for payment and the rates that are paid for those services. Similarly, some states are pursuing waivers for dual-eligible populations (that is, persons eligible for both Medicare and Medicaid), and our ability to participate in such waivered services may depend on our ability to become a Medicare provider.

We participate in Medicare in a very select number of areas of the country, as well as in managed care projects that allocate funds for recipients who are dually eligible for Medicare and Medicaid. Medicare has a unique and different set of regulations, funding mechanisms and audit and compliance risks compared to Medicaid. In recent years, states have begun working toward maximizing Medicare funding for services for dual eligible populations due to the fiscal incentive to lower state contributions and shift the cost of service to Medicare. In some state markets “equalization” of rates is required, thereby mandating that the rates we charge to private payors may not exceed rates established and paid by Medicaid and/or Medicare. Public policy initiatives and cost-containment initiatives in the Medicare program may continue and may affect our operating margins where we participate in Medicare.

Conviction of abusive or fraudulent behavior with respect to one facility or program may subject other facilities and programs under common control or ownership to disqualification from participation in the Medicaid program. Executive Order 12549 prohibits any corporation or facility from participating in federal contracts if it or its principals (included but not limited to officers, directors, owners and key employees) have been debarred, suspended or declared ineligible or have been voluntarily excluded from participating in federal contracts. In addition, some state regulators provide that all facilities licensed with a state under common ownership or control are subject to delicensure if any one or more of such facilities are delicensed.

We must also comply with the standards set forth by the Office of Inspector General (“OIG”) governing internal compliance and external reporting requirements. We regularly review and monitor OIG advisory opinions, although they are limited in their application to Medicaid programs. Significant legislative, media and public attention has recently focused on health care. Because the law in this area is complex and continuously evolving, ongoing or future governmental investigations or litigation may result in interpretations that are inconsistent with our current practices. It is possible that outside entities could initiate investigations or future litigation impacting our services and that such matters could result in penalties and adverse publicity. It is also possible that our executive and other management personnel could be included in these investigations and litigation or be named defendants.

The Patient Protection and Affordable Care Act was signed into law in March 2010 and represents significant changes to the U.S. healthcare system. The legislation is far-reaching and is intended to expand access to health insurance coverage over time. The legislation includes requirements that most individuals obtain health insurance coverage beginning in 2014 and that most large employers offer coverage to their employees or they will be required to pay a financial penalty beginning in 2015. In addition, the new laws encompass certain new taxes and fees, including limitations on the amount of compensation that is tax deductible and new fees which may not be deductible for income tax purposes.

The legislation also imposes new requirements and restrictions, including, but not limited to, guaranteed coverage requirements, prohibitions on some annual and all lifetime limits on amounts paid on behalf of or to our employees, increased restrictions on rescinding coverage, establishment of minimum medical loss ratio requirements, the establishment of state insurance exchanges and essential benefit packages, and greater limitations on product pricing.

The Affordable Care Act has already had a significant impact on the structure of the health plans we offer our employees. We have recently redesigned our health benefits to only offer employees health coverage that meets the requirements of the Affordable Care Act.

Finally, we are also subject to a large number of employment related laws and regulations, including laws regarding discrimination, wrongful discharge, retaliation, and federal and state wage and hours laws.

A material violation of a law or regulation could subject us to fines and penalties and in some circumstances could disqualify some or all of the facilities and programs under our control from future participation in Medicaid or other government programs. Failure to comply with laws and regulations could have a material adverse effect on our business.

A Compliance Officer (vice president level position) oversees our compliance program and reports to our Chief Legal Officer, a management compliance committee, and a board compliance committee. The program activities are reported regularly to the management compliance committee which includes the CEO, CFO, as well as medical, HR, legal and quality assurance leaders. In addition, the program activities are periodically reported at the board level.

Seasonality

In general, our financial performance is not significantly impacted by fluctuations from seasonality.

Legal Proceedings

We are in the health and human services business and, therefore, we have been and continue to be subject to substantial claims alleging that we, our employees or our Mentors failed to provide proper care for a client. We are also subject to claims by our clients, our employees, our Mentors or community members against us for negligence, intentional misconduct or violation of applicable laws. Included in our recent claims are claims alleging personal injury, assault, abuse, wrongful death and other charges. Regulatory agencies may initiate administrative proceedings alleging that our programs, employees or agents violate statutes and regulations and seek to impose monetary penalties on us. We could be required to incur significant costs to respond to regulatory investigations or defend against civil lawsuits and, if we do not prevail, we could be required to pay substantial amounts of money in damages, settlement amounts or penalties arising from these legal proceedings.

Two of our subsidiaries are named defendants in an action currently pending in the Illinois Circuit Court, Cook County, Law Division, under the caption Tarick Loutfi, as guardian ad litem of Matriannia Hightower, et al., Plaintiffs vs. Illinois Mentor, Inc., an Illinois corporation, Individually and as a subsidiary of National Mentor, LLC, National Mentor, LLC, a Delaware limited liability company, et al., Defendants (the “Hightower Action”). The Hightower Action was brought on September 10, 2009 on behalf of a minor with disabilities by her guardian ad litem and biological parents who seek damages for injuries suffered by the minor during a foster home placement coordinated by us. On May 22, 2014, we settled in principle the Hightower Action and a related lawsuit against our insurer. We have agreed to pay $1.5 million towards the settlement of the Hightower Action, with the balance of the settlement amount being paid by our insurers.

We also are subject to potential lawsuits under the False Claims Act and other federal and state whistleblower statutes designed to combat fraud and abuse in the health care industry. These lawsuits can involve significant monetary awards that may incentivize private plaintiffs to bring these suits. If we are found to have violated the False Claims Act, we could be excluded from participation in Medicaid and other federal healthcare programs. The Patient Protection and Affordable Care Act provides a mandate for more vigorous and widespread enforcement activity to combat fraud and abuse in the health care industry.

Finally, we are also subject to employee-related claims under state and federal law, including claims for discrimination, wrongful discharge or retaliation and claims for wage and hour violations under the Fair Labor Standards Act or state wage and hour laws.

We reserve for costs related to contingencies when a loss is probable and the amount is reasonably estimable. While we believe our provision for legal contingencies is adequate, the outcome of our legal proceedings is difficult to predict and we may settle legal claims or be subject to judgments for amounts that differ from our estimates.

MANAGEMENT

The following table sets forth the name, age and position of each of our directors and executive officers as of May 23, 2014:

Name	Age	Position
Edward M. Murphy	67	Executive Chair and Director
Bruce F. Nardella	56	President, Chief Executive Officer and Director
Denis M. Holler	59	Chief Financial Officer and Treasurer
Robert M. Melia	57	Cambridge Operating Group President
David M. Petersen	66	Redwood Operating Group President
Jeffrey M. Cohen	46	Chief Information Officer
Linda De Renzo	54	Chief Legal Officer, General Counsel and Secretary
Kathleen P. Federico	54	Chief Human Resources Officer
Dwight D. Robson	43	Chief Public Strategy and Marketing Officer
Chris A. Durbin	48	Director
James L. Elrod, Jr.	59	Director
Pamela F. Lenehan	62	Director
Kevin A. Mundt	60	Director
Guy Sansone	49	Director
Gregory T. Torres	64	Director

Directors are elected at the annual meeting of our sole stockholder and hold office until the next annual meeting or a special meeting in lieu thereof, and until their successors are elected and qualified, or upon their earlier resignation or removal. There are no family relationships between any of the directors and executive officers listed in the table. There are no arrangements or understandings between any executive officer and any other person pursuant to which he or she was selected as an officer.

Edward M. Murphy has served as Executive Chair of the Board of Directors since January 2014 and as Director since he was appointed to the Board of Directors in September 2004. Mr. Murphy served as Chief Executive Officer from January 2005 until December 2013. He also served as our President from September 2004 until December 2009. Mr. Murphy founded Alliance Health and Human Services, Inc. (“Alliance”) in 1999 and served as the organization’s President and CEO until September 2004. Prior to founding Alliance, he was a Senior Vice President at Tucker Anthony and President and Chief Operating Officer of Olympus Healthcare Group. Mr. Murphy is a former Commissioner of the Massachusetts Department of Youth Services and the Massachusetts Department of Mental Health, and the former Executive Director of the Massachusetts Health and Educational Facilities Authority. Mr. Murphy was selected as a director for his knowledge and experience in the human services industry, the public, private and nonprofit sectors and finance. Mr. Murphy earned an A.B. from Boston College, and an M.A. and Ph.D from the University of Massachusetts at Amherst.

Bruce F. Nardella has served as Chief Executive Officer and Director since January 2014 and has served as President since December 2009. Mr. Nardella was our President and Chief Operating Officer from December 2009 to December 2013, as well as our Executive Vice President and Chief Operating Officer from May 2007 to December 2009. Mr. Nardella joined the Company in 1996 as a state director and in May 2003 he was named President of our Eastern Division. Prior to that, he was a deputy commissioner for the Massachusetts Department of Youth Services. Mr. Nardella was selected as a director for his knowledge and experience in the human services industry and the public, private and nonprofit sectors. Mr. Nardella earned a B.A. from Colgate University, a M.A. in Education from Boston University and an M.P.A. from the Kennedy School of Government at Harvard University.

Denis M. Holler has served as our Chief Financial Officer and Treasurer since May 2007. Mr. Holler was named Senior Vice President of Finance in January 2002 and led the Company’s corporate finance functions through the acquisition of the Company by Vestar in 2006. In addition to overseeing all finance functions of the Company, he manages external relationships with our equity sponsor, banking partners and high-yield investors. Prior to joining the Company in October 2000 as Vice President of Financial Operations, Mr. Holler was Chief Financial Officer of the Fortress Corporation. Mr. Holler earned a B.A. from Fordham University, an M.S. in Accounting and an M.B.A. from Northeastern University.

Robert M. Melia was named Cambridge Operating Group President in March 2011, having joined the Company in November 2007, serving first as the head of our affiliated employment services business and then as Senior Vice President, Mergers & Acquisitions. Prior to joining the Company, Mr. Melia was employed at Maximus, Inc. from 1998 to 2007, ending as President of the Workforce Services Division. He also served for twelve years in a variety of positions at Massachusetts state agencies. Mr. Melia earned a B.A from the University of Massachusetts and a M.A. in Management of Human Services from the Florence Heller School at Brandeis University.

David M. Petersen served as our Redwood Operating Group President since June 2007. He had been serving as Senior Vice President and President of our Central Division since May 2003. Prior to joining the Company, Mr. Petersen worked for REM beginning in 1972, managing various operations in Minnesota, Montana, North Dakota and Wisconsin. Mr. Petersen earned a B.S. and M.A. from St. Cloud State University.

Jeffrey M. Cohen joined the Company as its Chief Information Officer in November 2011. From 2008 until joining the Company, Mr. Cohen served as Vice President of Information Technology for Magellan Biosciences, a private equity backed medical device company, where he oversaw the strategic transformation of its worldwide IT and communications systems. Prior to that, Mr. Cohen was Director of Information Technology at Biogen Idec, where he was responsible for its ERP, SOX program and ancillary systems for finance, human resources, legal and business development. He started his career at Cambridge Technology Partners, in various consulting roles culminating as a Vice President for its eBusiness practice. Mr. Cohen earned a B.S. in Mechanical Engineering from Cornell University and an M.B.A. from the Wharton School at the University of Pennsylvania.

Linda De Renzo was named our Chief Legal Officer in March 2011, and has served as our General Counsel and Secretary since March 2006. Ms. De Renzo oversees the corporate, litigation and risk management, regulatory, compliance and labor and employment legal functions. Prior to joining the Company, Ms. De Renzo was a partner at Testa, Hurwitz & Thibeault, LLP in Boston from 1992 to 2004 and was an associate with the firm from 1986 to 1992. Ms. De Renzo represented high-growth companies and their financiers in a variety of industries including information technology, life sciences and health services. She also represented both issuers and underwriters in public offerings. She has a professional director certification from the American College of Corporate Directors, a national public company director education organization. Ms. De Renzo earned an A.B. from Dartmouth College and a J.D. from Harvard Law School.

Kathleen P. Federico joined the Company in December 2008 as our Senior Vice President, Human Resources, and was named our Chief Human Resources Officer in March 2011. From 2005 until joining the Company, Ms. Federico served as Senior Vice President, Sales and Human Resources, for World Travel Holdings in Woburn, Massachusetts, and was its Senior Vice President, Human Resources, from 2002 to 2005. Prior to that, she served as Vice President of Human Resources for KaBloom LLC, NE Restaurant Company and Sodexho Marriott Services. Ms. Federico was also Chief Operating Officer for Sheehan Associates, an employee benefits brokerage firm. Ms. Federico earned a B.A. in Psychology from Merrimack College.

Dwight D. Robson was named Chief Public Strategy and Marketing Officer in March 2011 after serving as Vice President of Public Strategy since joining the Company in 2003. He leads the work of the Public Strategy Group, which is responsible for developing and implementing the Company’s agenda with respect to communications, investor relations, marketing and proposal development, and government and community affairs. Mr. Robson’s experience prior to joining the Company includes senior policy and management positions in Massachusetts state government, most recently as Assistant State Treasurer. Mr. Robson earned a B.A. from the University of Massachusetts.

Chris A. Durbin was elected to our board of directors in December 2010. He is a Managing Director in the Vestar Resources group of Vestar Capital Partners. Before joining Vestar in 2007, Mr. Durbin was Managing Director of Strategy and Business Development in Bank of America’s Global Wealth and Investment Management business from 2001 to 2007. Prior to this, he worked at Mercer Management Consulting and Corporate Decisions, Inc., where he designed and implemented growth strategies for clients including several Vestar portfolio companies. Mr. Durbin is currently a director of and serves on the Audit Committee for Triton Container International Limited and DeVilbiss Healthcare. Mr. Durbin also chairs the Compensation Committee for DeVilbiss Healthcare. He also serves as Director of International Asset Systems (IAS). Mr. Durbin was selected as a director for his knowledge and experience in strategy and operations. Mr. Durbin earned a B.B.A. from the University of Notre Dame and an M.B.A. from Northwestern University’s J.L. Kellogg School of Management.

James L. Elrod, Jr. joined our board of directors in June 2006. Mr. Elrod is a Managing Director of Vestar Capital Partners, having joined Vestar in 1998. Previously, he was Executive Vice President, Finance and Operations, for Physicians Health Service, a public managed care company. Prior to that, he was a Managing Director and Partner of Dillon, Read & Co. Inc. Mr. Elrod is currently a director of 21st Century Oncology (formerly known as Radiation Therapy Services, Inc.). Mr. Elrod was selected as a director for his knowledge and experience in finance and the health care industry. Mr. Elrod earned a B.A. from Colgate University and an M.B.A. from Harvard Business School.

Pamela F. Lenehan was elected to our board of directors in December 2008. Ms. Lenehan has served as President of Ridge Hill Consulting, a strategy consulting firm, since 2002. Prior to this, Ms. Lenehan was self-employed as a private investor. From 2000 to 2001, she was vice president and chief financial officer of Convergent Networks. From 1995 to 2000, she was senior vice president of corporate development and treasurer of Oak Industries Inc., which was acquired by Corning Inc. in 2000. Prior to that, Ms. Lenehan was a Managing Director in Credit Suisse First Boston’s Investment Banking division and a vice president of Corporate Banking at Chase Manhattan Bank. Ms. Lenehan is currently a member of the boards of directors of Monotype Imaging Holdings Inc., where she is a member of the Audit Committee and chair of the Management Development and Compensation Committee, and American Superconductor Corporation where she chairs the Audit Committee. From 2004 to 2013, she was a member of the board of directors of Spartech Corporation until it was acquired by PolyOne and from 2001 to 2007 she was a member of the board of directors of Avid Technology. Ms. Lenehan was selected as a director for her knowledge and experience in finance and strategy and holds a Masters Professional Director Certification from the American College of Corporate Directors. Ms. Lenehan earned a B.A. in mathematical economics and an M.A. in economics from Brown University.

Kevin A. Mundt joined our board of directors in March 2008. He is a Managing Director at Vestar Capital Partners, and is President of the Vestar Resources group. Before joining Vestar in 2004, Mr. Mundt spent 23 years as a strategy and operations consultant specializing in consumer products, retailing and multi-point distribution, as well as healthcare and industrial marketing. For eleven of those years, Mr. Mundt was a strategic adviser to Vestar, and served on the boards of several Vestar portfolio companies. He began his consulting career at Bain and Company, and went on from there to co-found Corporate Decisions, Inc. When that firm was acquired by Marsh and McLennan, Mr. Mundt became a Managing Director of Marsh and McLennan’s financial consulting arm, Mercer Oliver Wyman. Mr. Mundt is currently a Director and serves on the Compensation Committee of Big Heart Pet Brands (formerly known as Del Monte Foods), The Sun Products Corp. and Roland Foods, companies in which Vestar or its affiliates have a significant equity interest. In addition, Mr. Mundt is a member of the President’s Leadership Council at Brigham & Women’s Hospital and a member of the Corporation of Brown University. He is also a past director of MediMedia USA, Inc., Solo Cup Company, Fiorucci Foods, Birds Eye Foods, Sunrise Medical and Duff & Phelps. Mr. Mundt was selected as a director for his knowledge and experience in strategy and operations. Mr. Mundt earned a B.A. in economics from Brown University and an M.B.A. from Harvard Business School.

Guy Sansone was elected to our Board of Directors in December 2009. Mr. Sansone is a Managing Director at Alvarez & Marsal in New York and serves as head of its Healthcare Industry Group. Over the past 20 years, he has invested in and consulted as an executive to numerous companies, focusing on developing and evaluating strategic and operating alternatives designed to enhance value. While at Alvarez & Marsal, Mr. Sansone served as Chief Executive Officer and Chief Restructuring Officer at Saint Vincent Catholic Medical Centers in New York from October 2005 to August 2007 and as interim Chief Financial Officer of HealthSouth Corporation from March 2003 to October 2004, among other positions. He most recently served as Chief Restructuring Officer for Erickson Retirement Communities, which filed for bankruptcy protection in October 2009. Mr. Sansone is currently a director of NextCare Urgent Care and was a director of Rotech Healthcare, Inc. from March 2002 to August 2005. Mr. Sansone was selected as a director for his knowledge and experience in strategy and operations, with an emphasis on the health care industry. Mr. Sansone earned a B.S. in economics from the State University of New York at Albany.

Gregory T. Torres was elected to our board of directors in 1980 as a member of our first board of directors. Mr. Torres served as Chairman of the board of directors from September 2004 to December 2013. He was also the Company’s Chief Executive Officer from January 1996 to January 2005, as well as its President from January 1996 until September 2004. Prior to joining the Company in 1980, Mr. Torres held prominent positions within the public sector, including chief of staff of the Massachusetts Senate Committee on Ways and Means and assistant secretary of human services. Since May 2007, Mr. Torres has been president and chief executive officer of the Massachusetts Institute for a New Commonwealth, known as “MassINC”, an independent, nonpartisan research and educational institute in Boston. On December 16, 2013, the Board of Directors accepted the resignation of Mr. Torres as Chairman and employee of the Company, effective as of January 1, 2014. In connection with Mr. Torres’ resignation, the Company entered into a Termination of Amended and Restated Employment Agreement (the “Torres Termination Agreement”). Mr. Torres was selected as a director for his knowledge and experience in the human services industry, in the nonprofit, public and private sectors. Mr. Torres earned a B.A. from St. Vincent’s College and an M.P.A. from the Kennedy School of Government at Harvard University.

Controlled Company

Upon completion of this offering, Vestar will continue to hold a majority of the voting power of our outstanding common stock and, as a result, we would be a “controlled company” under the             corporate governance standards. As a controlled company, exemptions under the standards would free us from the obligation to comply with certain corporate governance requirements, including the requirements that:

•	a majority of our Board of Directors consists of “independent directors,” as defined under the rules of ;

•	we have, to the extent applicable, a nominating and corporate governance committee that is composed entirely of independent directors; and

•	we have a compensation committee that is composed entirely of independent directors.

If we qualify as a “controlled company” under                     corporate governance standards upon completion of this offering and would therefore be eligible to rely on these corporate governance exemptions, we may choose to rely upon those exemptions. These exemptions, however, do not modify the independence requirements for our Audit and Compliance Committee, and we also intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of                     within the applicable time frame. These rules require that our Audit and Compliance Committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

Board Committees

Upon completion of this offering, our Board of Directors will have three standing committees: an Audit and Compliance Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees will report to the Board of Directors as they deem appropriate, and as the Board of Directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit and Compliance Committee

The Audit and Compliance Committee will be responsible for, among other matters: (1) appointing, compensating; retaining, overseeing and terminating our independent registered public accounting firm; (2) reviewing our independent registered public accounting firm independence from management; (3) reviewing with our independent registered public accounting firm the scope of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial reporting processes and controls and compliance with applicable legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; (8) reviewing and approving related party transactions; and (9) reviewing and discussing policies and guidelines with respect to risk assessment and risk management.

Upon completion of this offering, our Audit and Compliance Committee will consist of Ms. Lenehan (Chair),                                         and                                         . The SEC rules and                                         rules require us to have one independent Audit and Compliance Committee member upon the listing of our common stock on                     , a majority of independent directors within 90 days of the date of this prospectus and all independent Audit and Compliance Committee members within one year of the date of this prospectus. Our Board of Directors has affirmatively determined that Ms. Lenehan,                                         and                                         meet the definition of “independent director” for purposes of serving on the Audit and Compliance Committee under applicable SEC and                                         rules, and we intend to comply with these independence requirements within the time periods specified. In addition, Ms. Lenehan will qualify as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

Our Board of Directors will adopt a new written charter for the Audit and Compliance Committee, which will be available on our corporate website at                                         upon the completion of this offering. Our website is not part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing and approving executive officer compensation goals, objectives and plans; (2) reviewing and recommending the compensation of our directors; (3) reviewing and approving employment agreements, severance arrangements and change in control agreements/provisions between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

Upon completion of this offering, our Compensation Committee will consist of Mr. Durbin, Mr. Elrod and Mr. Sansone.

Our Board of Directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at                                         upon the completion of this offering. Our website is not part of this prospectus.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors; (2) overseeing the organization of our Board of Directors to discharge the

Board’s duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles applicable to us.

Upon completion of this offering, our Nominating and Corporate Governance Committee will consist of                                          (Chair),                                         and                                         .

Our Board of Directors will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website at              upon the completion of this offering. Our website is not part of this prospectus.

Risk Oversight

Following the completion of this offering, our Board of Directors will delegate to the Audit and Compliance Committee oversight of our risk management process. The Audit and Compliance Committee will focus on our general risk management strategy and the most significant risks facing us, and will direct management to implement appropriate risk mitigation strategies. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board of Directors as appropriate, including when a matter rises to the level of a material or enterprise level risk. Our management will be responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

Messrs. Durbin, Elrod and Sansone are the members of our Compensation Committee, and none of them is or has been our officer or employee. Messrs. Durbin and Elrod are managing directors of Vestar, which controls the Company. For a description of the transactions between us and Vestar, see “Certain Relationships and Related Transactions.” Apart from these relationships, no member of the Compensation Committee has any relationship that would be required to be reported under Item 404 of Regulation S-K. No member of the Compensation Committee serves or served during the fiscal year as a member of the board of directors or compensation committee of a company that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Code of Conduct

We have adopted the MENTOR Network Code of Conduct that applies to our directors, officers and employees, including our principal executive officers and our principal financial and accounting officer. In connection with this offering, we will adopt a code of ethics for senior financial officers that applies to our chief executive officer, chief financial officer, principal accounting officer and all persons performing similar functions. The MENTOR Network Code of Conduct and the code of ethics for senior financial officers will be publicly available on our website at www.thementornetwork.com, via a link from our “What We Promise” page under the tab “Quality of Care” and the sub-tab “Compliance.” If we make any substantive amendments to the Code, or grant any waiver from a provision of the code of ethics for senior financial officers to our chief executive officer, chief financial officer or principal accounting officer, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General Overview. We are owned by Vestar and certain affiliates, certain of our directors and members of our management team. Our board of directors consists of representatives of Vestar (Chris Durbin, James Elrod Jr. and Kevin Mundt) and representatives of management (Gregory Torres and Edward Murphy), as well as two outside directors (Pamela Lenehan and Guy Sansone). Messrs. Elrod, Durbin and Sansone serve as the members of our Compensation Committee for purposes of this “Executive Compensation” section (the “Committee”), and Mr. Durbin is the Committee’s chairman.

In connection with the Merger, we entered into an amended and restated employment agreement our Executive Chair, Edward Murphy. We also entered into severance agreements with its other named executive officers, Bruce Nardella, our President and Chief Executive Officer, Denis Holler, our Chief Financial Officer, David Petersen, President of the Redwood Operating Group, Linda De Renzo, our Chief Legal Officer, and, subsequently upon her hire, Kathleen P. Federico, Chief Human Resources Officer. The compensation initially paid to Mr. Murphy reflects negotiations at the time of the Merger, which has been adjusted since the Merger as described below. Messrs. Holler, Nardella, Petersen and Ms. De Renzo and Ms. Federico have all received raises since the Merger, upon being promoted or otherwise. Also in connection with the Merger, or after joining us, most of our executive officers invested in the Preferred Units and Class A Common Units of NMH Investment. As of March 31, 2014, our executive officers (including the named executive officers) have invested approximately $3.0 million. Our executive officers also hold earned equity in NMH Investment.

On December 16, 2013, the Company entered into a further amended and restated employment agreement with Mr. Murphy and an employment agreement with Bruce Nardella. Pursuant to Mr. Murphy’s amended and restated employment agreement, effective January 1, 2014, Mr. Murphy resigned his position as Chief Executive Officer and became Executive Chair of the board of directors. Pursuant to Mr. Nardella’s employment agreement, effective January 1, 2014, Mr. Nardella resigned his position as Chief Operating Officer of the Company and was promoted to Chief Executive Officer. Mr. Nardella retained the title of President of the Company and became a member of our board of directors. The severance agreement between us and Mr. Nardella has been superseded by his employment contract.

Compensation Policies and Practices. The primary objectives of our executive compensation program are to:

•	attract and retain top executive talent;

•	achieve accountability for performance by linking annual cash incentive awards to achievement of measurable performance objectives; and

•	align short and longer-term incentives with equity value creation.

Our executive compensation programs are designed to encourage our executive officers to operate the business in a manner that best serves our clients, payors and other public partners, as well as our employees, thereby enhancing equity value. They do this by awarding a significant portion of our executives’ overall compensation based on our financial performance, specifically, revenue and achievement of earnings before interest, taxes, depreciation and amortization, or EBITDA (with certain adjustments). Our compensation philosophy provides for a direct relationship between compensation and the achievement of our goals and seeks to include management in upside rewards.

We seek to achieve an overall compensation program that provides foundational elements such as base salary and benefits, as well as an opportunity for variable incentive compensation that constitutes a significant portion of an executive officer’s annual compensation in order to drive our achievement of performance goals.

Our executive compensation program is overseen by the Committee. The role of the Committee is, among other things, to review and approve salaries and other compensation of our executive officers, to review and recommend equity grants under NMH Investment’s equity plan, and to review and approve payments under the annual cash incentive plan in which the executive officers participate. During fiscal 2012, the Wilson Group (“Wilson”), a boutique consulting firm that specializes in designing compensation programs that drive organizational performance, conducted an extensive competitive analysis and review of certain compensation elements for executives. Following Wilson’s review and analysis, the Committee considered Wilson’s recommendations and approved certain changes to executive compensation.

Elements of Compensation. Each element of the executive compensation program works to fulfill one or more of the objectives of the program. The elements of our compensation program are as follows:

•	base salary;

•	annual cash bonus incentives;

•	long-term incentive compensation in the form of equity-based units, including equity units which vest upon the achievement of certain investment returns by Vestar Capital Partners;

•	deferred compensation;

•	severance benefits and equity vesting upon a change in control; and

•	other benefits.

Base salaries for our executive officers are designed to recognize the contributions of our senior management team and provide a stable source of income in line with the market for comparable positions. Our annual bonuses are designed to reward executive officers for achievement of business performance, primarily EBITDA (with certain adjustments) and revenue. In addition, we consider quality of services managed and work performed by the executive officers. Our equity component of compensation, in the form of equity units in NMH Investment, is designed to reward equity value creation over a longer period of time.

Executive Compensation Study. With the approval of the Committee, in fiscal 2012 we retained the Wilson compensation consulting firm to evaluate our executive compensation program. Wilson conducted an extensive analysis of the competitiveness and appropriateness of our cash and equity executive compensation opportunity and made recommendations based on this analysis. Wilson conducted interviews with senior management and members of the Committee, reviewed market data from multiple commercial survey sources and reviewed public company peer group data. Set forth below is the public company peer group that Wilson used in fiscal 2012 to evaluate compensation. The companies were chosen based on industry (health and human services), and size (revenue and number of employees) as of their then-most recent SEC filings. There were 17 U.S. -based companies, with a median revenue of $1.48 billion and a median employee population of 18,800.

Name of Company	Revenue (In thousands)	Employees
Amsurg Corp.	$710,409	3,100
Bioscrip, Inc.	$1,638,623	2,589
Emeritus Corp.	$1,007,065	29,300
Five Star Quality Care, Inc.	$1,240,728	22,500
Gentiva Health Services, Inc.	$1,447,029	18,950
HealthSouth Corp.	$1,999,300	23,000
Healthways, Inc.	$695,974	2,800
Lincare Holdings Inc.	$1,669,205	10,225
Mednax, Inc.	$1,401,559	6,270
National Healthcare Corp.	$701,594	12,760

Name of Company	Revenue (In thousands)	Employees
Providence Service Corp.	$879,697	10,309
Psychiatric Solutions, Inc.	$1,805,361	23,000
Rehabcare Group, Inc.	$1,329,443	18,800
Res-Care, Inc.	$1,579,155	45,700
Skilled Healthcare Group, Inc.	$820,238	9,736
Sun Healthcare Group, Inc.	$1,906,861	29,922
Sunrise Senior Living, Inc.	$1,409,501	31,700

Wilson reviewed base salary, annual cash bonus incentives and long-term incentive compensation in the form of equity-based units of executive officers in health and human services public companies with similar revenue base and/or employee base. After completing its review, and presenting its findings to the Committee and to the Board of Directors in executive session, Wilson recommended that we: (i) increase the base salaries of our executive officers, to align them more closely with median salaries for comparably situated executive officers, and (ii) issue additional equity to the executive officers in order to more tightly align management and equity sponsor interests in creating stockholder value. Wilson did not recommend changes to the annual cash bonus incentives.

Base Salary. Base salary provides executives with a fixed amount of compensation paid on a regular basis throughout the year. The Committee’s charter charges the Committee with reviewing and determining each executive’s base salary on an annual basis. The named executive officers’ base salaries were reviewed in December 2012 as required by the Committee’s charter. Wilson found that base salaries were significantly under market at the executive officer level and recommended increases to raise each named executive officer’s base salary to align them more closely with the median salary of their respective counterparts at companies in the public company peer group and in comparison to commercial survey data, in order to remain competitive for executive talent. The salary of Mr. Petersen, as an Operating Group President, was increased based on commercial survey data and relative to the other executive officers and the respective size of the business he manages. Effective January 1, 2013, the salary of Mr. Murphy was increased from $350,000 to $500,000; the salary of Mr. Nardella was increased from $302,500 to $400,000; the salary of Mr. Holler was increased from $285,000 to $335,000; the salary of Mr. Petersen was increased from $270,000 to $320,000; the salary of Ms. De Renzo was increased from $250,000 to $285,000; and the salary of Ms. Federico was increased from $250,000 to $280,000.

The named executive officers’ base salaries were reviewed in December 2013 as required by the Committee’s charter. The salaries of each of the named executive officers, other than Messrs. Murphy and Nardella, remain the same in fiscal year 2014. In connection with Mr. Murphy’s election to Executive Chair of the Board of Directors and resignation as Chief Executive Officer, effective as of January 1, 2014, Mr. Murphy’s salary was decreased from $500,000 to $400,000. In connection with Mr. Nardella’s promotion to Chief Executive Officer and his continuing service as President, effective January 1, 2014, Mr. Nardella’s salary was increased from $400,000 to $500,000.

Annual Incentive Compensation. In addition to base salary, each named executive officer participates in The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan, an annual cash incentive plan, which constitutes the variable, performance-based component of an executive’s annual cash compensation. The objective of this element of executive compensation is to drive individual performance and the achievement of organizational goals, particularly those pertaining to the provision of quality services. The plan provides the executive officers with the opportunity to earn significant annual cash bonuses. Wilson did not recommend any changes to the incentive compensation plan because, assuming adequate salaries, the payout opportunities were deemed adequate compared with survey data and with data for similarly situated executive officers at companies in the public company peer group and, accordingly, the payout opportunities and the plan were left unchanged in fiscal 2012.

On December 20, 2012, we amended and restated The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan, effective October 1, 2012. The amended and restated plan applies to fiscal years beginning with fiscal 2013. Two changes were made. First, the scorecard element was eliminated from the plan in order to simplify plan administration. Instead of an individual scorecard, named executive officers (except for the Chief Executive Officer) are assessed by the Chief Executive Officer or the President (based on whether the executive officer reports to the Chief Executive Officer or President) on the individual quality of their work (which includes workforce management and employee engagement). The Chief Executive Officer’s performance is assessed by the Committee. The assessment of each executive’s quality of work may result in a downward adjustment of up to 50% of their payout if the quality of their work is less than satisfactory. Second, the payout scale for the Operating Group targets was also modified to reflect the payout of maximum incentive compensation at a lower percentage of the target. The maximum payout of 150% would be payable for achievement of 104% of the adjusted EBITDA target for the Operating Groups, as well as for 104% of the revenue target for the Operating Groups. This change was intended to motivate Operating Group leaders to focus equally on margin and revenue growth when they are undertaking new business ventures. The payout scales for the Company-wide targets were unchanged. That is, the maximum payout of 150% is payable for achievement of 107.5% of the adjusted EBITDA and revenue targets.

For fiscal 2013, the incentive compensation payout opportunity at threshold, target and maximum performance levels was as follows:

Officers	Threshold payout (% of base salary)	Target payout (% of base salary)	Maximum payout (% of base salary)
Mr. Murphy	50.0	100.0	150.0
Mr. Nardella	37.5	75.0	112.5
Messrs. Holler, Petersen and Mses. De Renzo and Federico	25.0	50.0	75.0

The annual incentive plan for fiscal 2013 was structured to provide incentive compensation based upon our and/or relevant Operating Group’s attainment of certain financial targets for fiscal 2013, which were approved by the Committee, and includes a ratings system that considers an individual participant’s quality of work or quality of services managed. The Chief Executive Officer and President are responsible for certification of the quality ratings of the executive officers and the Compensation Committee is responsible for the certification of the CEO’s quality rating.

The calculation of awards under the plan followed a two-step process in fiscal 2013.

First, a “potential payout” was calculated. As in prior years, the potential payout was based on achievement of revenue and adjusted EBITDA goals, adjusted to exclude the revenue and costs relating to companies that were acquired for more than $3 million during fiscal 2013, certain new program starts that were identified at the beginning of fiscal 2013, and operations identified as discontinued operations in our financial statements, as well as certain additional operations that were closed or sold during fiscal 2013. In fiscal 2013, adjusted EBITDA was weighted 50 percent and revenue was weighted 50 percent for all participants in the plan. The weighting reflects an equal emphasis on promoting organic growth in addition to profitability. For Mr. Peterson, an Operating Group President, our consolidated performance on these two measures was weighted 25 percent, and the Operating Group’s revenue performance was weighted 75 percent, in order to emphasize and reward expansion and performance of the relevant business organization that he manages. Potential payouts for the rest of the named executive officers were calculated based on our consolidated Adjusted EBITDA and revenue results.

On November 7, 2012, the Committee approved the following financial targets for fiscal 2013:

	Target Revenue	Target Adjusted EBITDA
Company	$1,206.6 million	$129.2 million
Cambridge Operating Group	$376.9 million	$51.8 million
Redwood Operating Group	$620.9 million	$89.2 million

The Committee chose these targets as profitability continues to be a major objective of the Company, while the continuing focus on revenue is meant to incentivize management to expand the Company’s overall business in order to grow its adjusted EBITDA.

In the case of the named executive officers other than the Operating Group President, the potential payout ranges from 50% of target for achievement of 92.5% of the Adjusted EBITDA or revenue goals, to 150% of target for achievement of 107.5% of the Adjusted EBITDA or revenue goals. For Mr. Peterson, an Operating Group President, 75% of the potential payout that is based on Operating Group performance ranges from 50% of target for achievement of 92.5% of organizational unit revenue goals and 150% of target for achievement of 104.0% of organizational unit revenue and EBITDA goals and 25% of the potential payout that is based on the our consolidated performance as calculated in a manner consistent with the other named executive officers. Payouts for performance levels between threshold and target, and between target and maximum, are calculated proportionately. This year, our performance was close to the financial goals and the Redwood Operating Group, managed by Mr. Petersen, exceeded its financial goals. Performance on the respective goals for fiscal 2013 was as follows:

	Actual Revenue	Actual Adjusted EBITDA
Company	$1,186.1 million	$129.6 million
Cambridge Operating Group	$354.1 million	$49.9 million
Redwood Operating Group	$625.9 million	$93.5 million

As a result of this performance, Mr. Petersen received 121.6% of his target payout based on achievement toward the targets by us and in excess of the targets by Redwood. The remaining named executive officers were potentially eligible to receive 96.6% of the target payout based on Company-wide financial performance.

Second, one-half of the potential payout was subject to reduction of up to 50% based on the participant’s quality of services or work. A participant could also receive no incentive payout, notwithstanding the potential payout calculation or quality rating, if he or she engaged in exceptionally poor conduct or poor performance during the fiscal year.

In fiscal 2013, Messrs. Murphy, Nardella and Holler each received a satisfactory quality rating with a reduction in incentive compensation of 2.5% in total. The Committee, in the case of the Chief Executive Officer, and the Chief Executive Officer, in the case of Messrs. Nardella and Holler, decided to assign a 2.5% quality modifier primarily because we failed to achieve a satisfactory number of days sales outstanding (“DSO”) in fiscal year 2013. The quality modifier was considered in the calculation of incentive compensation because it reinforces our primary mission of providing high-quality services to individuals with disabilities and other challenges and because management strongly believes that service, quality and growth are inextricably linked, with service outcomes and the satisfaction of those we serve and our payor and referral sources driving our ability to maintain existing levels of service and expand our operation by receiving additional referrals and winning new contracts.

Based on the Revenue, Adjusted EBITDA and quality ratings, Messrs. Murphy, Nardella and Holler received 94.2% of their target payout. Mr. Petersen received 121.6% of his target payout; Ms. De Renzo and Ms. Federico, who are not responsible for our DSO results, each received a satisfactory quality rating and each received 96.6% of her target payout.

Each participant may receive additional discretionary incentive compensation. In the case of executive officers, discretionary incentive compensation is determined by the Chief Executive Officer and approved by the Committee. In fiscal 2013, none of the named executive officers received a discretionary award.

On December 16, 2013, we amended and restated The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan, effective October 1, 2013. The amended and restated plan applies to fiscal years beginning with fiscal 2014. The plan was amended to include a further modifier to the plan to increase or decrease (up to a maximum increase or decrease of ten percent (10%)) of the amount of incentive compensation to be paid to certain employees based on the DSO achieved by us as of the end of fiscal 2014 compared to the target approved by the Compensation Committee at the beginning of each fiscal year. Each of the named executive officers (other than Mses. De Renzo and Federico) is subject to the DSO modifier in the calculation of the amount of incentive compensation due to such executive officer in fiscal year 2014.

Equity-Based Compensation. Long-term incentive compensation is provided in the form of non-voting equity units in our indirect parent company, NMH Investment, pursuant to the NMH Investment 2006 Unit Plan. The plan allows certain of our officers, employees, directors and consultants to participate in our long-term growth and financial success through acquisition of equity interests in NMH Investment, including Class B, Class C, Class D, Class E, Class F, Class G and Class H Common Units of NMH Investment. The purpose of the plan is to promote our long-term growth and profitability by aligning the interests of our management with the interests of our ultimate parent and by encouraging retention. The plan is administered by the Committee which recommends awards to the management committee of NMH Investment. The management committee determines, among other things, specific participants in the plan as well as the amount and value of any units awarded.

As part of the Merger, a pool of units had been set aside for management employees, including the named executive officers, and granted to executive officers during the second quarter of fiscal 2007. Messrs. Holler and Nardella received additional grants of B, C and D Common Units during fiscal 2007 in recognition of their promotions, and all of the named executive officers received subsequent grants of B, C and D Common Units during the fourth quarter of fiscal 2008. All of the Class B, C and D Common Units that had been unvested became vested during fiscal 2011 concurrently with the creation of a new pool of Class F Common Units. In June 2011, the Class F Common Units were issued to management employees, including the named executive officers. As of December 15, 2012, all of the Class F Common Units issued to the named executive officers were vested. The earned equity program was designed to motivate management to achieve financial results that would enhance the valuation of the Company upon a sale of the Company or other liquidity event. Pursuant to the terms of NMH Investment’s limited liability company agreement, holders of the Class B, C, D and F Common Units would receive distributions representing 10% of the total increase in common equity value upon a sale or other liquidity event involving NMH Investment.

Consistent with Wilson’s recommendation in fiscal 2012 and following numerous conversations between our then-current Chief Executive Officer and members of the Board of Directors in which equity compensation was considered and discussed, NMH Investment decided to grant earned equity to the executive officers and certain other senior leaders of the Company. On August 13, 2012, a new pool of Class G Common Units and Class H Common Units was created and on September 20, 2012, 1,000,000 Class H Common Units were issued to the named executive officers and other executive officers and 130,000 Class G Common Units were issued to non-executive employees and one executive officer. The Compensation Committee designed the Class H Common Units to have the potential to more tightly align management and equity sponsor interests in creating shareholder value. The Class H Common Units vest upon a sale of the Company and may receive up to 5.0% (or as little as 0.0%) of the increase in common equity value upon the sale of the Company, depending upon the multiple of investment received by Vestar and its affiliates. However, upon an initial public offering of the Company, the management committee of NMH Investment may convert the Class H Common Units into options of equivalent value if and to the extent Vestar and its affiliates achieve a certain multiple of investment. The Class G Common Units will share any common equity appreciation pro rata with the Class A Common Units, within a range from 84.9235% (assuming the Class H Common Units receive the full 5.0%) to 89.9190% (assuming the Class H Common Units do not vest) of the increase in common equity value upon a sale or other liquidity event. The Class B, C, D and F Common Units will continue to receive 10% of the equity appreciation upon a sale or other liquidity event involving NMH Investment.

In connection with his promotion to Chief Executive Officer in January 2014, NMH Investment issued 100,000 Class F Common Units and 100,000 Class H Common Units to Mr. Nardella. The Class F Common Units will vest over a three-year period.

If an executive’s employment is terminated, NMH Investment may repurchase the executive’s Class B, C, D and F Common Units, and all unvested Class H Common Units will be forfeited (or Class G Common Units, as applicable). Class B, C, D and F Common Units that are already vested would be purchased for fair market value, except in the case of a termination for cause. In the case of a termination for cause, the units would be purchased at cost (or forfeited with no payment, in the case of the Class F and H Common Units, or Class G Common Units, as applicable). If an executive officer’s employment is terminated due to death, disability or retirement prior to the earlier of (i) an initial public offering by or involving NMH Investment or any of its subsidiaries or (ii) a sale of the Company, the named executive officer and each of his or her permitted transferees (collectively, the “NEO group”) has the right, subject to certain limitations, for 45 days following the six month anniversary of his or her termination, to sell to NMH Investment, on one occasion, a number of Class F Common Units equal to a specified percentage (the “specified percentage”) of the total number of Class F Common Units held by the NEO group, at a purchase price equal to fair market value (the “put right”). In order to exercise this put right, the NEO group will also be required to simultaneously sell to NMH Investment a number of Class B, C and D Common Units equal to the specified percentage of the total number of such Class B, C and D Common Units held by the NEO group. The specified percentages for each of the named executive officers are as follows: Mr. Murphy, 38.15%; Mr. Nardella, 52.23%; Mr. Holler, 65.29%; Mr. Petersen, 59.37%; Ms. De Renzo, 75.26%, and Ms. Federico, 34.61%.

Deferred Compensation. Under the National Mentor Holdings, LLC Executive Deferred Compensation Plan, the named executive officers receive an allocation to their account based on a percentage of base salary, as follows: Mr. Murphy, 13%; Mr. Nardella, 12%; Mr. Holler, 11%; and Mr. Petersen, Ms. De Renzo and Ms. Federico, 9%. These allocations are made as of the end of the plan year, December 31, for service rendered during the prior fiscal year. The balances earn a return, which for plan years 2013, 2012 and 2011, was a fixed rate of 6%. The plan is an unfunded, nonqualified deferred compensation arrangement, which provides deferred compensation to the executive officers. We may make additional discretionary allocations to the plan, although we did not do so in fiscal 2013. A participant’s account balance is 100% vested and non-forfeitable and will be distributed to a participant following his or her retirement or termination from us, disability or death, or at our direction under certain circumstances. In connection with Mr. Nardella’s promotion, the percentage of base salary allocated to Mr. Nardella as of January 1, 2014 will be increased to 13%.

A 401(k) plan is available to eligible employees, including the named executive officers. Under the plan, we may make an annual discretionary matching contribution and/or profit-sharing contribution. To supplement the 401(k) plan, the National Mentor Holdings, LLC Executive Deferral Plan is available to highly compensated employees (as defined by Section 414(q) of the Internal Revenue Code), including the named executive officers. Participants may contribute up to 100% of salary and/or incentive compensation bonus earned during the plan year. This plan is a nonqualified deferred compensation arrangement and is coordinated with our 401(k) plan so as to maximize a participant’s contributions and the Company’s matching contributions to the 401(k) plan, with the residual remaining in the Executive Deferral Plan. Amounts contributed to the 401(k) and/or Executive Deferral Plan are matched by us up to 1.5% of base salary. Distributions are made upon a participant’s termination of employment, disability, death, retirement or at a time specified by the participant when he or she makes a deferral election. Participants can elect to have distributions made in a lump sum or in monthly installments over a five-year period. A specific-date election may be made only in a lump sum. We have established a grantor trust to accumulate assets to provide for the obligations under the plan. Any assets of the grantor trust are subject to the claims of our general creditors.

Severance and Change-in-Control Benefits. As part of the Merger, we entered into an amended and restated employment agreement with Mr. Murphy, which was further amended on December 16. 2013, effective as of January 1, 2014, and entered into severance agreements with each of the other named executive officers who were employed by us at that time. Ms. Federico entered into a severance agreement when she joined us in December 2008. Each of these agreements provides for severance benefits to be paid to the named executive officer if the Company terminates his or her employment without “cause” or he or she resigns for “good reason”, each as defined in the applicable agreement. See “—Severance Agreements”. Mr. Nardella’s severance agreement was superseded effective as of January 1, 2014, by his employment agreement with us.

If any of the named executive officers terminates employment, for any reason other than by us for cause, he or she would be entitled to receive fair market value for his or her vested Class B, C, D and F Common Units. Under each executive officer’s management unit subscription agreement, NMH Investment has the right to repurchase the units upon termination of employment. Fair market value is as determined in good faith by the management committee of NMH Investment (valuing the Company and its subsidiaries as a going concern, disregarding any discount for minority interest or marketability of the units).

In addition, upon a change in control of the Company, the Class H Common Units will vest immediately. We believe that this accelerated vesting could align the interests of the named executive officers with the interests of the indirect parent of the Company in the event of a sale of the Company by encouraging the named executive officers to remain with us and enhancing their focus on us during a sale of the Company.

Other Benefits. The named executive officers are entitled to participate in group health and welfare benefits on the same basis as all regular, full-time employees. These benefits include medical, dental, vision care, flexible spending accounts, term life insurance, short-term and long-term disability insurance and other benefits. In addition, all employees, including the executive officers, have the option of purchasing supplemental group term life insurance for themselves as well as coverage for their spouses and dependent children. Executive officers may also elect to receive Company-paid parking (plus gross-up for tax liability) and supplemental disability insurance and long-term care insurance, with the premiums paid for by us.

Compensation Risk. The Compensation Committee has considered the compensation policies and practices throughout the Company to assess the risks presented by such policies and practices. Based on this review, we have determined that such policies and practices are not reasonably likely to have a material adverse effect on us. In reaching this determination, we have taken into account the following design elements of our compensation programs and policies and practices: mixture of cash and equity opportunities, use of performance-based pay vehicles, use of financial metrics that are easily capable of review and avoidance of uncapped rewards.

Fiscal 2013 Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($) (a)	Bonus ($) (b)	Equity Awards ($) (c)	Non-Equity Incentive Plan Compensation ($) (d)	Nonqualified Deferred Compensation Earnings ($) (e)	All Other Compensation ($) (f)	Total ($)
Edward M. Murphy	2013	461,923	—	—	470,858	12,577	82,269	1,027,627
Executive Chair (former Chief Executive Officer)	2012	350,000	—	—	335,760	11,217	68,092	765,068
	2011	350,000	175,000	715,270	302,406	4,585	112,526	1,659,787

Bruce F. Nardella	2013	375,250	—	—	282,515	61,289	57,354	776,408
President and Chief Executive Officer	2012	302,500	—	—	217,644	47,829	48,097	616,070
	2011	302,500	150,000	464,730	196,025	3,204	77,535	1,193,994

Denis M. Holler	2013	322,308	—	—	157,737	65,449	47,613	593,107
Chief Financial Officer and Treasurer	2012	285,000	—	—	136,702	73,353	43,318	538,373
	2011	280,962	135,000	362,730	123,123	3,110	72,653	977,578

David M. Petersen	2013	305,417	—	—	194,635	15,720	40,667	556,439
President, Redwood Operating Group	2012	270,000	—	—	149,041	17,192	36,600	472,833
	2011	265,833	112,000	321,076	116,643	3,096	59,157	877,805

Linda De Renzo	2013	276,115	—	—	137,635	5,225	35,794	454,770
Chief Legal Officer	2012	250,000	—	—	129,914	4,042	33,351	417,307
	2011	243,942	108,500	244,809	108,003	1,880	73,517	780,651

Kathleen P. Federico	2013	267,308	—	—	135,221	36,151	34,979	473,659
Chief Human Resources Officer

(a)	Includes individual’s pre-tax contributions to health plans and contributions to retirement plans.
(b)	During fiscal 2011, all the named executive officers received discretionary recognition bonuses, and Ms. De Renzo received an additional $8,500 bonus as part of a retroactive salary adjustment.
(c)	Figures represent respective grant date fair value of the Class H Common Units and Class F Common Units awarded during fiscal 2011, respectively, under the NMH Investment, LLC Amended and Restated 2006 Unit Plan (as amended) in accordance with Accounting Standards Codification Topic 718 (ASC 718, formerly FAS 123R). Please refer to Note 19 in the Notes to Consolidated Financial Statements included elsewhere herein for the relevant assumptions used to determine the compensation expense of our equity awards. The figures in this column also represent the value of the Class H Common Unit awards at the grant date assuming that the highest level of performance conditions will be achieved, in accordance with an analysis performed as of September 30, 2012.
(d)	Represents cash bonuses under The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan.
(e)	Represents earnings in excess of 120% of the applicable federal long-term rate under the Executive Deferred Compensation Plan and the Executive Deferral Plan.
(f)	Includes Company contributions to the Executive Deferred Compensation Plan and the Company match on executive contributions to the 401(k) plan and Executive Deferral Plan, which has been estimated for fiscal 2013 in advance of the actual determination. The amounts in this column were estimated at the time and have not been restated, as any differences were immaterial. Also included are Company paid parking, tax gross-ups for Company paid parking, imputed income on group term life insurance premiums and Company contributions for supplemental disability insurance and long-term care insurance premiums available to the executive officers. For fiscal 2013, the components of All Other Compensation were as follows:

	Company Contributions to Executive Deferred Compensation Plan ($)	Company Match on Contributions to 401(k) and Executive Deferral Plan ($)	Company Paid Parking ($)	Gross-ups ($)	Group Term Life Insurance ($)	Supplemental Disability Insurance ($)	Long-Term Care Insurance ($)
Edward M. Murphy	60,125	3,806	1,320		3,038	5,563	7,803
Bruce F. Nardella	45,075	3,806	1,320		1,642	2,313	2,583
Denis M. Holler	35,475	3,806	1,320		1,386	2,565	2,446
David M. Petersen	27,675	3,806	—		2,360	3,652	3,174
Linda De Renzo	24,863	3,806	1,320		617	2,162	2,412
Kathleen P. Federico	24,075	3,806	1,320		590	2,162	2,412

Grants of Plan-Based Awards in Fiscal 2013

Estimated Possible Payouts Under Non-Equity Incentive Plan

Name	Threshold (a) ($)	Target (a) ($)	Maximum (a) ($)
Edward M. Murphy	250,000	500,000	750,000
Bruce F. Nardella	150,000	300,000	450,000
Denis M. Holler	83,750	167,500	251,250
David M. Petersen	80,000	160,000	240,000
Linda De Renzo	71,250	142,500	213,750
Kathleen P. Federico	70,000	140,000	210,000

(a)	Amounts represent potential payouts relating to fiscal 2013 under The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan, based on percentages of base salary as in effect at September 30, 2013. For a description of the plan, see “Compensation Discussion and Analysis—Annual Incentive Compensation”.

Outstanding Equity Awards at Fiscal 2013 Year-End

Shares and stock options are not included in this table because none were issued during the fiscal year and none were outstanding at fiscal year-end.

	Equity Incentive Plan Awards
Name	Number and Class of Earned Units Not Vested (#)	Payout Value of Earned Units Not Vested ($) (g)	Number and Class of Unearned Units Not Vested (#)	Payout Value of Unearned Units Not Vested ($) (g)
Edward M. Murphy	664.13 B Common Units(a)	345.35
	696.90 C Common Units(a)	348.45
	26,095.96 D Common Units(a)	12,526.06
	6,737.50 B Common Units(b)	3,503.50
	7,070.00 C Common Units(b)	3,535.00
	7,490.00 D Common Units(b)	3,595.20
	701,245.51 F Common Units(c)	329,585.39
			200,000 H Common Units(d)	—
Bruce F. Nardella	664.13 B Common Units(a)	345.35
	696.90 C Common Units(a)	348.45
	21,723.95 D Common Units(a)	10,427.50
	962.50 B Common Units(e)	500.50
	1,010.00 C Common Units(e)	505.00
	1,070.00 D Common Units(e)	513.60
	5,775.00 B Common Units(b)	3,003.00
	6,060.00 C Common Units(b)	3,030.00
	6,420.00 D Common Units(b)	3,081.60
	455,617.52 F Common Units(c)	214,140.23
			150,000 H Common Units(d)	—
Denis M. Holler	664.13 B Common Units(a)	345.35
	696.90 C Common Units(a)	348.45
	21,723.95 D Common Units(a)	10,427.50
	481.25 B Common Units(e)	250.25
	505.00 C Common Units(e)	252.50
	535.00 D Common Units(e)	256.80
	6,256.25 B Common Units(b)	3,253.25
	6,565.00 C Common Units(b)	3,282.50
	6,955.00 D Common Units(b)	3,338.40
	355,617.52 F Common Units(c)	167,140.23
			150,000 H Common Units(d)	—
David M. Petersen	664.13 B Common Units(a)	345.35
	696.90 C Common Units(a)	348.45
	15,603.14 D Common Units(a)	7,489.51
	5,775.00 B Common Units(b)	3,003.00
	6,060.00 C Common Units(b)	3,030.00
	6,420.00 D Common Units(b)	3,081.60
	314,780.83 F Common Units(c)	147,946.99
			100,000 H Common Units(d)	—
Linda De Renzo	664.13 B Common Units(a)	345.35
	696.90 C Common Units(a)	348.45
	13,854.33 D Common Units(a)	6,650.08
	6,256.25 B Common Units(b)	3,253.25
	6,565.00 C Common Units(b)	3,282.50
	6,955.00 D Common Units(b)	3,338.40
	240,008.39 F Common Units(c)	112,803.94
			100,000 H Common Units(d)	—
Kathleen P. Federico	4,990.33 B Common Units(f)	2,594.97
	5,236.60 C Common Units(f)	2,618.30
	5,547.68 D Common Units(f)	2,662.89
	259,225.39 F Common Units(c)	121,835.93
			100,000 H Common Units(d)	—

(a)	Granted on August 22, 2008 in connection with compensatory grants under the NMH Investment, LLC 2006 Unit Plan, as amended. The units fully vested on May 10, 2011. Because payment of the value of the B, C and D Common Units is deferred until termination of a recipient’s employment with the Company or the occurrence of a liquidity event, we have included all such awards under the column for equity incentive plan awards that have been earned but have not vested. Vesting is explained in more detail above, under “Compensation Discussion and Analysis—Equity-Based Compensation”.
(b)	Granted on January 12, 2007 in connection with the initial compensatory grants under the NMH Investment, LLC 2006 Unit Plan. The units fully vested on May 10, 2011. Because payment of the value of the B, C and D Common Units is deferred until termination of a recipient’s employment with the Company or the occurrence of a liquidity event, we have included all such awards under the column for equity incentive plan awards that have been earned but have not vested. Vesting is explained in more detail above, under “Compensation Discussion and Analysis—Equity-Based Compensation”.
(c)	Granted on June 15, 2011, in connection with compensatory grants under the NMH Investment, LLC 2006 Unit Plan, as amended. The units were 75% vested upon grant date, and the remaining 25% vested on December 15, 2012. Because payment of the value of the F Common Units is deferred until termination of a recipient’s employment with the Company or the occurrence of a liquidity event, we have included all such awards under the column for equity incentive plan awards that have been earned but have not vested. Vesting is explained in more detail above, under “Compensation Discussion and Analysis—Equity-Based Compensation”. The F Common Units are subject to a put right of the named executive officers, as described under “Compensation Discussion and Analysis—Equity-Based Compensation”.
(d)	Granted on September 20, 2012 in connection with compensatory grants under the NMH Investment, LLC 2006 Unit Plan, as amended. The units will vest if and to the extent that the multiple of investment received by Vestar and its affiliates meets or exceeds 1.5. Because payment of the value of the H Common Units is deferred until the occurrence of a specified liquidity threshold, we have included all such awards under the column for equity incentive plan awards that have not been earned and have not vested. Vesting is explained in more detail above, under “Compensation Discussion and Analysis—Equity-Based Compensation”.
(e)	Granted on August 14, 2007 under the NMH Investment, LLC 2006 Unit Plan, as amended, in recognition of the named executive officer’s promotion. The units fully vested on May 10, 2011, to the extent not already vested. Because payment of the value of the B, C and D Common Units is deferred until termination of a recipient’s employment with the Company or the occurrence of a liquidity event, we have included all such awards under the column for equity incentive plan awards that have been earned but have not vested. Vesting is explained in more detail above, under “Compensation Discussion and Analysis—Equity-Based Compensation”.
(f)	Granted on April 7, 2009 in connection with compensatory grants under the NMH Investment, LLC 2006 Unit Plan, as amended. The units fully vested on May 10, 2011, to the extent not already vested. Because payment of the value of the B, C and D Common Units is deferred until termination of a recipient’s employment with the Company or the occurrence of a liquidity event, we have included all such awards under the column for equity incentive plan awards that have been earned but have not vested. Vesting is explained in more detail above, under “Compensation Discussion and Analysis—Equity-Based Compensation”.
(g)	Payout value represents fair market value determined as of fiscal year-end, which has been determined to be $0.52 per Class B Common Unit, $0.50 per Class C Common Unit, $0.48 per Class D Common Unit, $0.47 per Class F Common Unit and $0.00 per Class H Common Unit. For purposes of calculating fair market value, we assumed hypothetical transaction costs in a change in control of the Company.

Option Exercises and Stock Vested

No options were issued, outstanding or exercised during fiscal 2013. For purposes of this disclosure item, certain of the units vested during fiscal 2013 such that if the named executive officer terminated his or her employment voluntarily during fiscal 2013 and NMH Investment had elected to repurchase his or her units, it would have been required to repurchase them at fair market value. The units that vested in fiscal 2013 are set forth in the table below.

Name	Number of F Common Units Acquired on Vesting
Edward M. Murphy	175,311.38
Bruce F. Nardella	113,904.38
Denis M. Holler	88,904.38
David M. Petersen	78,695.21
Linda De Renzo	60,002.10
Kathleen P. Federico	6,486.35

Pension Benefits

We do not have any pension plans.

Fiscal 2013 Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($) (a)(b)	Company Contributions in Last Fiscal Year ($) (b)(c)	Aggregate Earnings in Last Fiscal Year ($) (b)(d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End ($) (f)
Edward M. Murphy	13,771	63,931	27,268	—	535,367
Bruce F. Nardella	51,750	48,881	81,011	2,750	701,681
Denis M. Holler	8,400	39,281	94,732	31	930,256
David M. Petersen	37,260	31,481	28,552	8,800	451,747
Linda De Renzo	5,509	28,669	11,231	4,720	223,320
Kathleen P. Federico	27,580	27,881	45,409	1,900	326,083

(a)	Represents amounts contributed to the Executive Deferral Plan during fiscal 2013. The Executive Deferral Plan is available to highly compensated employees to supplement the 401(k) plan. For details about the plan, see “Compensation Discussion and Analysis—Deferred Compensation”, above.
(b)	All of the amounts reported under “Executive Contributions in Last Fiscal Year” and “Company Contributions in Last Fiscal Year” are reported as compensation for fiscal 2013 in the Summary Compensation Table. Under “Aggregate Earnings in Last Fiscal Year”, the following amounts are reported as compensation in the Summary Compensation Table that were in excess of 120% of the applicable federal long-term rate are as follows:

Edward M. Murphy	$12,577
Bruce F. Nardella	61,289
Denis M. Holler	65,449
David M. Petersen	15,720
Linda De Renzo	5,225
Kathleen P. Federico	36,151

(c)	Represents Company match (up to 1.5% of base salary) on executive contributions to the Executive Deferral Plan, plus Company contributions to the Executive Deferred Compensation Plan. The Executive Deferred Compensation Plan is an unfunded, nonqualified deferred compensation arrangement to provide deferred compensation to executive officers. For details about both these plans, see “Compensation Discussion and Analysis—Deferred Compensation” above.
(d)	Represents the 6% return credited to the participant’s account in the Executive Deferred Compensation Plan for balances in fiscal 2013, plus the executives’ respective returns for amounts invested in the Executive Deferral Plan.
(e)	Represents amounts withdrawn from the Executive Deferral Plan and deposited into the executive’s respective 401(k) account in accordance with IRS rules.

(f)	Represents aggregate balances in Executive Deferral Plan and Executive Deferred Compensation Plan for each executive as of fiscal year-end. Of the amounts in this column, the following amounts have been reported as compensation in the Summary Compensation Table for fiscal 2013, fiscal 2012 and fiscal 2011.

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Edward M. Murphy	$63,931	$49,231	$94,675
Bruce F. Nardella	48,881	40,031	69,831
Denis M. Holler	39,281	35,081	64,358
David M. Petersen	31,481	28,031	50,625
Linda De Renzo	28,669	26,231	66,725
Kathleen P. Federico	27,881	N/A	N/A

Severance Agreements

Mr. Murphy entered into an amended and restated employment agreement at the time of the Merger, which was amended in 2009 (for compliance with Section 409A under the Internal Revenue Code) and further amended and restated on December 16, 2013, effective as of January 1, 2014, to reflect his resignation as Chief Executive Officer and his election to Executive Chair of the board of directors of the Company (the “Amended and Restated Employment Agreement”). The initial term of the further Amended and Restated Employment Agreement is one year, after which the agreement renews automatically each year for a one-year term, unless terminated earlier by the parties. The Amended and Restated Employment Agreement provides for a base salary of $400,000 per year, subject to review and adjustment from time to time, with an annual bonus from the incentive compensation plan equal to no less than Mr. Murphy’s base salary if the Company reaches certain yearly determined performance objectives. Under the terms of the agreement, if Mr. Murphy is terminated by the Company without “cause” or Mr. Murphy resigns with “good reason”, the Company is obligated to continue to pay him his base salary and targeted incentive compensation for two years following the date of such termination, as well as a pro rata incentive compensation amount for the year in which such termination occurs. The definition of “cause” includes the commission of fraud or embezzlement, an indictment or conviction for a felony or a crime involving moral turpitude, willful misconduct, violation of any material written policy of the Company, material neglect of duties, failure to comply with reasonable Board directives and material breach of any agreement with the Company or its securityholders or affiliates. The definition of “good reason” includes a material change in title, duties and responsibilities, a reduction in Mr. Murphy’s annual base salary or annual bonus opportunity (subject to certain exclusions), a material breach by the Company of the amended and restated employment agreement, and relocation of Mr. Murphy’s principal place of work from its current location to a location that is beyond a 50-mile radius of such location.

The Amended and Restated Employment Agreement contains provisions pursuant to which Mr. Murphy has agreed not to disclose our confidential information. Mr. Murphy has also agreed not to solicit our employees or contractors, nor compete with us for a period of two years after his employment with us has been terminated.

Messrs. Holler, Nardella and Petersen and Ms. De Renzo entered severance agreements with us at the time of the Merger, and Ms. Federico entered into the same form of severance agreement upon her hire in December 2008. These agreements were amended and restated during the first quarter of fiscal 2009 for compliance with Section 409A under the Internal Revenue Code. Pursuant to these agreements, in the event that the employment of any such employees is terminated by the Company without “cause” or the named executive officer resigns with “good reason”, they will be entitled to (i) the payment of an aggregate amount equal to their base salary for one year, (ii) the payment of an amount equal to their annual cash bonuses earned in the year prior to their termination and (iii) continued coverage under our health, medical and welfare benefit plans for a period of one year from the date of termination. “Cause” and “good reason” are defined as such terms are defined in Mr. Murphy’s Amended and Restated Employment Agreement. The severance agreements also contain provisions pursuant to which the executive officer agrees not to disclose our confidential information at any time, or solicit our employees or contractors or compete with us for a period of one year after his or her employment with us has been terminated.

On December 16, 2013, the Company entered into an employment agreement with Bruce Nardella, effective as of January 1, 2014, in connection with his promotion to Chief Executive Officer of the Company. The employment agreement has an initial term of three years, after which the agreement renews automatically each year for a one-year term, unless terminated earlier by the parties. The employment agreement provides for a base salary of $500,000 per year, subject to review and adjustment from time to time, with an annual bonus from the incentive compensation plan equal to no less than Mr. Nardella’s base salary if the Company reaches certain yearly determined performance objectives. Under the terms of the agreement, if Mr. Nardella is terminated by the Company without “cause” or Mr. Nardella resigns with “good reason”, the Company is obligated to continue to pay him his base salary and targeted incentive compensation for two years following the date of such termination, as well as a pro rata incentive compensation amount for the year in which such termination occurs. The definition of “cause” includes the commission of fraud or embezzlement, an indictment or conviction for a felony or a crime involving moral turpitude, willful misconduct, violation of any material written policy of the Company, material neglect of duties, failure to comply with reasonable Board directives and material breach of any agreement with the Company or its securityholders or affiliates. The definition of “good reason” includes a material change in title, duties and responsibilities, a material reduction in Mr. Nardella’s annual base salary or annual bonus opportunity (subject to certain exclusions), a material breach by the Company of the amended and restated employment agreement, and relocation of Mr. Nardella’s principal place of work from its current location to a location that is beyond a 50-mile radius of such location.

Mr. Nardella’s employment agreement contains provisions pursuant to which Mr. Nardella has agreed not to disclose our confidential information. Mr. Nardella has also agreed not to solicit our employees or contractors, nor compete with us for a period of two years after his employment with us has been terminated.

Mr. Nardella’s severance agreement was superseded effective as of January 1, 2014 by his employment agreement.

Estimated Severance and Change-in-Control Payments

Mr. Murphy’s amended and restated employment agreement and the severance agreements of the other named executive officers provide for severance benefits in the event of termination under certain circumstances. The following table shows the amount of potential severance benefits for the named executive officers pursuant to their employment or severance arrangements, assuming the named executive officer was terminated under circumstances qualifying for the benefits and that termination occurred as of September 30, 2013, our fiscal year-end. The table also shows the estimated present value of continuing coverage for the benefits and the amount that would be paid for the repurchase of the B, C, D and F Common Units in NMH Investment, assuming a termination without cause.

Name	Salary ($) (a)	Bonus ($) (b)	Repurchase of Restricted B, C, D and F Common Units ($) (c)	Value of Continued Benefits ($) (d)	Total ($)
Edward M. Murphy	1,000,000	1,000,000	353,439	65,460	2,418,899
Bruce F. Nardella	400,000	282,515	235,895	21,566	939,976
Denis M. Holler	335,000	157,737	188,895	26,768	708,400
David M. Petersen	320,000	194,635	165,245	23,512	703,392
Linda De Renzo	285,000	137,635	130,022	5,389	558,046
Kathleen P. Federico	280,000	135,221	129,712	5,155	550,088

(a)	Under Mr. Murphy’s employment agreement, salary would continue for two years. For each of the other named executive officers, salary would have continued for one year upon a termination as of September 30, 2013. These amounts would be payable over time in accordance with the Company’s regular payroll practices. Effective as of January 1, 2014, under Mr. Nardella’s employment agreement, Mr. Nardella’s salary would continue for two years.
(b)	Mr. Murphy would receive an amount equal to his target annual bonus of 100 percent of base salary under the incentive compensation plan for two years after termination. Each of the other named executive officers would have received an amount equal to the actual annual bonus for the prior fiscal year upon a termination as of September 30, 2013. Effective as of January 1, 2014, under Mr. Murphy’s further amended and restated employment agreement, Mr. Murphy would receive an amount equal to his target bonus of 100% of his salary under the incentive compensation plan for two years after termination. Effective January 1, 2014, under Mr. Nardella’s employment agreement, Mr. Nardella would receive an amount equal to his target bonus of 100% of his salary under the incentive compensation plan for two years after termination. These amounts would be payable over time in accordance with the Company’s regular payroll practices.
(c)	Represents the amount the executive officer would receive for the Class B, C, D and F Common Units, including the original purchase price. The units may be repurchased upon the executive officer’s termination. Assuming a termination without cause on September 30, 2013, the named executive officers would receive fair market value determined as of year-end to be $0.52 per Class B Common Unit, $0.50 per Class C Common Unit, $0.48 per Class D Common Unit, $0.47 per Class F Common Unit. For all of the Class B Common Units, Class C Common Units, Class D Common Units and Class F Common Units, as set forth below:

	Number of Class B Common Units Purchased at Fair Market Value	Number of Class C Common Units Purchased at Fair Market Value	Number of Class D Common Units Purchased at Fair Market Value	Number of Class F Common Units Purchased at Fair Market Value
Edward M. Murphy	7,402	7,767	33,586	701,246
Bruce F. Nardella	7,402	7,767	29,214	455,618
Denis M. Holler	7,402	7,767	29,214	355,618
David M. Petersen	6,439	6,757	22,023	314,781
Linda De Renzo	6,920	7,262	20,809	240,008
Kathleen P. Federico	4,990	5,237	5,548	259,225

For purposes of calculating fair market value, we assumed hypothetical transaction costs assuming a change in control of the Company. The purchase price may be paid in the form of a promissory note at the discretion of NMH Investment.

(d)	Mr. Murphy would continue to participate in health and welfare benefit plans at the Company’s expense for two years. All other named executive officers would participate in the health and welfare benefit plans for one year. Amounts are estimated based on the respective named executive officer’s current benefit elections. Effective as of January 1, 2014, Messrs. Murphy and Nardella are permitted to participate in the health and welfare benefit plans at their own expense.

Neither Mr. Murphy’s employment agreement nor the named executive officer’s severance agreements contain provisions for payments upon a change of control of the Company. However, assuming a change of control occurred at September 30, 2013, the Company’s fiscal year-end, under the governing documents, all of the H Common Units would vest. The payout based on estimated fair market value of each named executive officer’s B, C, D, F and H Common Units, as of September 30, 2013, would be as set forth in the following table.

Name	Class B Common Units ($)	Class C Common Units ($)	Class D Common Units ($)	Class F Common Units ($)	Class H Common Units ($)	Total ($)
Edward M. Murphy	3,849	3,883	16,121	329,586	—	353,439
Bruce F. Nardella	3,849	3,883	14,023	214,140	—	235,895
Denis M. Holler	3,849	3,883	14,023	167,140	—	188,895
David M. Petersen	3,348	3,379	10,571	147,947	—	165,245
Linda De Renzo	3,599	3,631	9,988	112,804	—	130,022
Kathleen P. Federico	2,595	2,618	2,663	121,836	—	129,712

For purposes of calculating fair market value, we assumed hypothetical transaction costs assuming a change in control of the Company. As of fiscal year-end the fair market value has been determined to be $0.52 per Class B Common Unit, $0.50 per Class C Common Unit, $0.48 per Class D Common Unit, $0.47 per Class F Common Unit and $0.00 per Class H Common Unit. The purchase price may be paid in the form of a promissory note at the discretion of NMH Investment.

2014 Omnibus Incentive Plan

In connection with this offering, we intend to adopt the 2014 Omnibus Incentive Plan (the “2014 Incentive Plan”). The 2014 Incentive Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2014 Incentive Plan. The purpose of the 2014 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2014 Incentive Plan. For further information about the 2014 Incentive Plan, we refer you to the complete copy of the 2014 Incentive Plan.

Administration

The 2014 Incentive Plan will be administered by the Compensation Committee of our Board of Directors. Among the Compensation Committee’s powers will be to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2014 Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2014 Incentive Plan as it deems necessary or proper. The Compensation Committee will have the authority to administer and interpret the 2014 Incentive Plan, to grant discretionary awards under the 2014 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2014 Incentive Plan and the awards thereunder as the Compensation Committee deems necessary or desirable and to delegate authority under the 2014 Incentive Plan to our executive officers.

Available Shares

The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2014 Incentive Plan or with respect to which awards may be granted may not exceed             shares. The

number of shares that will be available for issuance under the 2014 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares that will be available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2014 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2014 Incentive Plan. The maximum number of shares of common stock with respect to which incentive stock options may be granted is             shares. The maximum grant date fair value of any award granted to any non-employee director during any fiscal year shall not exceed $        ; provided that the committee may grant awards in excess of such limit to any non-employee director upon a finding by the committee that such non-employee director has or will provide extraordinary services to the Company in such fiscal year.

The maximum number of shares of our common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that will be subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and may be granted under the 2014 Incentive Plan during any fiscal year to any eligible individual will be             shares (per type of award). The total number of shares of our common stock subject to the award of stock options or stock appreciation rights that may be granted under the 2014 Incentive Plan during any fiscal year to any eligible individual will be             shares. There are no annual limits on the number of shares of our common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. To the extent required by Section 162(m) of the Code for awards under the Plan to qualify as “performance-based compensation,” the following individual participant limitations will apply after the expiration of certain “transition periods” available under Section 162(m) (which, generally, exempt certain grants made pursuant to plans that were in place prior to the consummation of this offering): (a) the maximum number of shares of our common stock subject to any performance award which may be granted under the 2014 Incentive Plan during any fiscal year to any eligible individual will be             shares and, (b) the maximum value of a cash payment made under a performance award which may be granted under the 2014 Incentive Plan during any fiscal year to any eligible individual will be $        .

Eligibility for Participation

Members of our Board of Directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2014 Incentive Plan.

Award Agreement

Awards granted under the 2014 Incentive Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Compensation Committee.

Stock Options

The Compensation Committee will be able to grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Compensation Committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. Other than in connection with certain substitutions of options in connection with “corporate transactions” (as defined in Treasury Regulation 1.424-1(a)(3)), no incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Compensation Committee at grant and the exercisability of such options may be accelerated by the Compensation Committee.

Stock Appreciation Rights

The Compensation Committee will be able to grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the Compensation Committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The Compensation Committee will also be able to grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2014 Incentive Plan, or such other event as the Compensation Committee may designate at the time of grant or thereafter.

Restricted Stock

The Compensation Committee will be able to award shares of restricted stock. Except as otherwise provided by the Compensation Committee upon the award of restricted stock, the recipient will generally have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The Compensation Committee will be able to determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Compensation Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2014 Incentive Plan and are discussed in general below.

Other Stock-Based Awards

The Compensation Committee will be able to, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2014 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The Compensation Committee will be able to determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2014 Incentive Plan and discussed in general below.

Other Cash-Based Awards

The Compensation Committee will be able to grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Compensation Committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Compensation Committee will be able to accelerate the vesting of such award in its discretion.

Performance Awards

The Compensation Committee will be able to grant a performance award to a participant payable upon the attainment of specific performance goals. The Compensation Committee will be able to grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Compensation Committee. Based on service, performance and/or other factors or criteria, the Compensation Committee will be able to, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals

The Compensation Committee will be able to grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) income per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) income before interest and taxes; (13) income before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) sales or market share; (24) total stockholder return; (25) economic value added; (26) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the Compensation Committee; (27) the fair market value of a share of our common stock; (28) the growth in the value of an investment in our common stock assuming the reinvestment of dividends; or (29) reduction in operating expenses.

To the extent permitted by law, the Compensation Committee will also be able to exclude the impact of an event or occurrence which the Compensation Committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the Compensation Committee.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Compensation Committee will be able to designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control

In connection with a change in control, as defined in the 2014 Incentive Plan, the Compensation Committee will be able to accelerate vesting of outstanding awards under the 2014 Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The Compensation Committee will also be able to provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

Notwithstanding any other provision of the 2014 Incentive Plan, our Board of Directors will be able to, at any time, amend any or all of the provisions of the 2014 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2014 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be materially adversely affected without the consent of such participant.

Transferability

Awards granted under the 2014 Incentive Plan generally will be nontransferable, other than by will or the laws of descent and distribution, except that the Compensation Committee will be able to provide for the transferability of nonqualified stock options and/or SARs, performance awards or other stock-based awards at the time of grant or thereafter to certain family members.

Clawback/Recoupment of Awards

The 2014 Incentive Plan will provide that awards granted under the 2014 Incentive Plan are subject to any deduction, forfeiture, recoupment or similar requirements under any clawback policy that we may have in place or any obligation that we may have, including policies implemented after the date an award is granted, pursuant to the listing standards of any exchange or association on which the Company’s securities are listed, or as required by applicable law including (without limitation) the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Effective Date; Term

We expect that the 2014 Incentive Plan will be adopted by the Board of Directors and approved by the stockholders in connection with the offerings. Any award outstanding under the 2014 Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Director Compensation

We reimburse directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. The table below sets forth the compensation of our outside directors in fiscal 2013. In fiscal 2013, Mr. Murphy did not receive any additional compensation for his service as a director. Messrs. Durbin, Elrod and Mundt are employees of Vestar and do not receive any additional compensation for their service as directors of the Company.

Name	Fees Earned or Paid in Cash ($)		Equity Awards ($) (e)	Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
Gregory T. Torres	100,000	(a)	—	7,330	(b)	396	(c)	107,726
Pamela F. Lenehan	30,000	(d)	—	—		—		30,000
Guy Sansone	25,000	(d)	—	—		—		25,000

(a)	In 2013, Mr. Torres was paid a salary of $100,000 per year in accordance with his amended and restated employment agreement. Mr. Torres’ amended and restated employment agreement was terminated by the Termination Agreement dated December 16, 2013, by and between Gregory T. Torres and the Company, pursuant to which the Company agreed to make a donation in the amount of $100,000 to Mass INC. Effective as of January 1, 2014, Mr. Torres receives a fee of $5,000 for each meeting of the Board of Directors attended in person and a fee of $1,000 for each meeting attended by phone and each committee meeting attended.
(b)	Represents earnings in excess of 120% of the applicable federal long-term rate. Mr. Torres continues to accrue interest on amounts credited to him in the Executive Deferred Compensation Plan during his service as our President and Chief Executive Officer.
(c)	Represents imputed income for payment of premiums for group term life insurance.
(d)	Ms. Lenehan and Mr. Sansone received a fee of $5,000 for each meeting of the Board of Directors attended in person and a fee of $1,000 for each meeting attended by phone and each committee meeting attended.
(e)	At September 30, 2013, the last day of our fiscal year, Ms. Lenehan held 3,188.00 E Common Units and Mr. Sansone held 3,187.00 E Common Units.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information about the beneficial ownership of our common stock as of                     , 2014 by:

•	each person known by us to beneficially own 5% or more of our outstanding common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group;

in each case, giving effect to the             -for-             stock split of our common stock and the subsequent distribution of all of the shares of our common stock held by NMH Investment to its members, each of which will take place prior to the completion of this offering, as if such events had occurred on                     , 2014.

The numbers (including percentages) listed below are based on             shares of our common stock outstanding as                     , 2014, after giving effect to the             -for-             stock split and the subsequent distribution of shares of our common stock held by NMH Investment to its members, as if such events had occurred on that date. The numbers (including percentages) listed below assume an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus. The actual number of shares of our common stock to be issued to the members of NMH Investment in the distribution of shares by NMH Investment to its members is subject to change based on any changes in the initial public offering price and the date of pricing of this offering.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

	Common stock owned before the offering		Common stock owned after the offering assuming no option exercise		Common stock being sold assuming full option exercise		Common stock owned after the offering assuming full option exercise
Name and Address of Beneficial Owner (1)	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
Principal Stockholder:
Vestar Capital Partners V, L.P. (2)(3)
Edward M. Murphy
Bruce F. Nardella
Denis M. Holler
David M. Petersen
Linda De Renzo
Kathleen Federico
Chris A. Durbin (4)
James L. Elrod, Jr. (4)
Pamela F. Lenehan
Kevin A. Mundt (4)
Guy Sansone
Gregory T. Torres
All directors and executive officers as a group (15 persons)

(1)	A “beneficial owner” of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

•	voting power which includes the power to vote, or to direct the voting of, such security; and/or

•	investment power which includes the power to dispose, or to direct the disposition of, such security.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of equity units subject to options held by that person that are currently exercisable or exercisable within 60 days of                     , 2014 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)	The address for Vestar Capital Partners V, L.P. is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.
(3)	Includes shares held by Vestar Capital Partners V, L.P. (the “Fund”) and shares held by Vestar/NMH Investors, LLC. Vestar Associates V, L.P. is the general partner of the Fund, having voting and investment power over the shares held or controlled by the Fund. Vestar Managers V, Ltd. (“VMV”) is the general partner of Vestar Associates V, L.P. Each of Vestar Associates V, L.P. and VMV disclaims beneficial ownership of any shares beneficially owned by the Fund. The address of Vestar Capital Partners V, L.P. is 245 Park Avenue, 41st Floor, New York, NY 10167.
(4)	Messrs. Elrod, Mundt and Durbin are Managing Directors of Vestar. Each of Messrs. Elrod, Mundt and Durbin disclaims beneficial ownership of any shares beneficially owned by the Fund, except to the extent of his indirect pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below are certain transactions and relationships between us and our directors, executive officers and equityholders that have occurred during the last three years.

Limited Liability Company Agreement

Under the Sixth Amended and Restated Limited Liability Company Agreement (as amended, the “Limited Liability Company Agreement”) of NMH Investment, by and among NMH Investment, Vestar, an affiliate of Vestar, the management and director investors and future parties to such agreement, the initial management committee consists of members elected by a plurality vote of the holders of NMH Investment’s Class A Common Units consisting of the designees of Vestar as determined in accordance with the Securityholders Agreement described below and one additional person. The management committee currently has eight members. Any member of the management committee may be removed at any time by the holders of a majority of the total voting power of the outstanding Class A Common Units. The management committee currently consists of the same individuals as our board of directors.

The management committee manages and controls the business and affairs of NMH Investment and has the power to, among other things, amend the Limited Liability Company Agreement, approve any significant corporate transactions and appoint officers. It can also delegate such authority by agreement or authorization.

The Limited Liability Company Agreement also contains agreements among the parties with respect to the allocation of net income and net loss and the distribution of assets among the holders of the Preferred Units and the Common Units. The value of the Preferred Units accrues over time so that holders of the Preferred Units are entitled to receive a specified rate of return upon distributions by NMH Investment prior to any distributions in respect of the Common Units. On July 5, 2007, NMH Holdings, LLC paid a dividend to its parent, NMH Investment, which was used by NMH Investment to pay a return of capital with respect to its Preferred Units. NMH Investment froze the accrual of the Preferred Units as of December 31, 2010, and NMH Investment restarted the accrual of the Preferred Units from July 1, 2013.

The limited liability company agreement will be of no further force and effect upon the completion of the dissolution of NMH Investment in connection with this offering. In connection with this offering, NMH Investment will distribute all of its shares of our common stock to its existing members in accordance with their respective membership interests. Our directors and executive officers will receive shares of our common stock as follows: Mr. Murphy,             shares; Mr. Nardella,             shares; Mr. Holler,             shares; Mr. Melia,             shares; Mr. Petersen,             shares; Mr. Cohen,             shares; Ms. De Renzo,             shares; Ms. Federico,             shares; Mr. Robson,             shares; Ms. Lenehan,             shares; Mr Sansone,             shares; and Mr. Torres,             shares.

Management Unit Subscription Agreements

In connection with the Merger, NMH Investment entered into several agreements with management investors and with Mr. Torres, pursuant to which such investors subscribed for and purchased Preferred Units and Class A Common Units (which is the only class of voting equity interests in NMH Investment). Robert Melia, our Cambridge Operating Group President, and Kathleen Federico, our Chief Human Resources Officer, also subscribed for and purchased Preferred Units and Class A Common Units after their respective start dates with the Company. The Preferred Units and 30% of the Class A Common Units were vested with respect to appreciation upon issuance. The remaining 70% of the units vest ratably over 49 months, and thus all of the issuances except for Mr. Melia’s and Ms. Federico’s were fully vested as of July 2010. On July 5, 2007, NMH Holdings, LLC paid a dividend to its parent, NMH Investment, which was used by NMH Investment to pay a return of capital with respect to its Preferred Units.

In addition, NMH Investment has previously entered into agreements with management investors, including all of the executive officers, whereby such management investors were granted non-voting Class B management

Common Units, Class C Common Units, Class D Common Units, Class F Common Units and/or, for certain investors, Class G Common Units or Class H Common Units, all at either nominal or no cost. The Class B, Class C and Class D Common Units’ rights to share in an increase in value of NMH Investment are fully vested for all holders. With respect to the executive officers except for Mr. Cohen, based on the fact they were hired before December 31, 2008, the Class F Common units were 75% vested when issued, and the remaining 25% vested as of December 15, 2012. Mr. Cohen was issued Class F Common Units at no cost in December 2011 after he joined the Company. His Class F Common Units are vesting over a three-year period, with one-third vesting each year upon the anniversary of the date the units were issued to him. The Class G Common Units vest upon the consummation of a sale of the Company or an initial public offering of the Company. The Class H Common Units vest upon the consummation of a sale of the Company, although their value, if any, will depend on the multiples of investment return achieved by Vestar Capital Partners V, L.P. (“Vestar”) and certain of its affiliates. Additionally, upon an initial public offering of the Company, the Class H Common Units vest if certain multiples of investment return are achieved by Vestar and certain of its affiliates.

In the aggregate, the Class B, Class C, Class D and Class F Common Units represent the right to receive 10.0% of the increase in value of the common equity interests in NMH Investment. The Class G Common Units will share with the Class A Common Units the increase in value of the common equity interests in NMH Investment that was formerly allocated solely to the Class A Common Units. The Class H Common Units were issued only to certain executive officers and as such their terms are described in “Executive Compensation—Compensation Discussion and Analysis—Equity-Based Compensation”.

NMH Investment may be required to purchase a certain percentage of an executive officer’s Preferred, Class A, Class B, Class C, Class D and Class F Common Units in the event of such investor’s disability, death or retirement. In addition, NMH Investment has the right to purchase all or a portion of a management investor’s units upon the termination of such investor’s active employment with the Company or its affiliates. The price at which the units will be purchased will vary depending on a number of factors, including (i) the circumstances of such termination of employment and whether the management investor engages in certain proscribed competitive activities following employment, (ii) the length of time such units were held and (iii) the financial performance of NMH Investment over a certain specified time period. However, NMH Investment shall not be obligated to purchase any units at any time to the extent that the purchase of such units, or a payment to NMH Investment by one of its subsidiaries in order to fund such purchase, would result in a violation of law, a financing default or adverse accounting consequences, or if a financing default exists which prohibits such purchase or payment. From time to time, NMH Investment may enter into additional management subscription agreements with the management investors or additional members of management pursuant to which it may issue additional units.

The management unit subscription agreements will be of no further force and effect upon the completion of the dissolution of NMH Investment in connection with this offering.

Director Unit Subscription Agreements

In connection with her election to our board of directors in December 2008, Pamela F. Lenehan entered into a Director Unit Subscription Agreement with NMH Investment. Ms. Lenehan subscribed for specified amounts of Preferred Units, Class A Common Units and Class E Common Units of NMH Investment for an aggregate of $125,159. These units were issued to Ms. Lenehan in January 2009. In connection with his election to our board of directors in December 2009, Guy Sansone was offered the opportunity to subscribe for 3,187 Class E Common Units of NMH Investment for an aggregate of $159.35. These units were issued to Mr. Sansone in September 2010.

The director unit subscription agreements will be of no further force and effect upon the completion of the dissolution of NMH Investment in connection with this offering.

Securityholders Agreement

Pursuant to the Securityholders Agreement among NMH Investment, Vestar, an affiliate of Vestar, the management and director investors, Mr. Torres and any future parties to such agreement as amended (collectively, the “Securityholders”), the units of NMH Investment beneficially owned by the Securityholders are subject to certain restrictions on transfer, as well as the other provisions described below.

The Securityholders Agreement provides that the Securityholders will vote all of their units to elect and continue in office a management committee or board of directors of NMH Investment and each of its subsidiaries composed of:

(a) up to seven designees of Vestar; and

(b) the Company’s chief executive officer.

In addition, each Securityholder has agreed, subject to certain limited exceptions, that he or she will vote all of his units as directed by Vestar in connection with amendments to NMH Investment’s organizational documents, mergers or other business combinations, the disposition of all or substantially all of NMH Investment’s property and assets, reorganizations, recapitalizations or the liquidation, dissolution or winding up of NMH Investment.

Prior to the earlier of (i) a sale of a majority of the equity or voting interests of NMH Investment, NMH Holdings, LLC or certain of their holding company subsidiaries, or in a sale of all or substantially all of the assets of NMH Investment and its subsidiaries, except for any transactions with a wholly-owned subsidiary of Vestar or of NMH Investment and (ii) the fifth anniversary of the date of purchase, the investors will be prohibited from transferring units to a third party, subject to certain exceptions.

The Securityholders Agreement provides (i) the management with “tag-along” rights with respect to transfers of securities beneficially owned by Vestar, its partners or their transferees, and (ii) Vestar with “take-along” rights with respect to securities owned by the investors in a sale of a majority of the equity or voting interests of NMH Investment, NMH Holdings, LLC or certain of their holding company subsidiaries, or in a sale of all or substantially all of the assets of NMH Investment and its subsidiaries. In addition, Vestar has certain rights to require NMH Investment (or its successors) to register securities held by it under the Securities Act up to eight times, and Vestar and the other Securityholders have certain rights to participate in publicly registered offerings of NMH Investment’s common equity initiated by NMH Investment or other third parties.

The securityholders agreement will be of no further force and effect upon the completion of the dissolution of NMH Investment in connection with this offering.

Stockholders Agreement

In connection with the consummation of this offering, we, Vestar, our executive officers and certain of our employees who were unitholders in NMH Investment will enter into a stockholders agreement governing certain rights and obligations of these stockholders following the completion of this offering.

Management Agreement

Vestar and NMHI are parties to a management agreement relating to certain advisory and consulting services rendered by Vestar. In consideration of those services, NMHI has agreed to pay to Vestar an aggregate per annum management fee equal to the greater of (i) $850,000 or (ii) an amount per annum equal to 1.00% of NMHI’s consolidated earnings before depreciation, amortization, interest and taxes for each fiscal year before deduction of Vestar’s fee, determined as set forth in NMHI’s senior credit agreement. NMHI also agreed to indemnify Vestar and its affiliates from and against all losses, claims, damages and liabilities arising out of the performance by Vestar of its services pursuant to the management agreement. The management agreement will terminate at such time as Vestar and its partners and their respective affiliates hold, directly or indirectly in the aggregate, less than 20% of the voting power of NMHI’s outstanding voting stock, upon a sale of NMHI or upon the completion of an initial public offering. This agreement also provides for the payment of reasonable and customary fees to Vestar for services in connection with a sale of NMHI, an initial public offering by or involving NMH Investment or any of its subsidiaries or any extraordinary acquisition by or involving NMH Investment or any of its subsidiaries; provided that such fees shall be paid only with the consent of the directors of NMHI who are not affiliated with or employed by Vestar.

In connection with this offering, we will pay Vestar a transaction advisory fee of $         million, which has been approved by a majority of our directors who are not affiliated with or employed by Vestar. The management agreement will terminate upon completion of this offering.

Indemnification Agreements

NMHI and Civitas are parties to an indemnification agreement with each of NMHI’s directors and executive officers. Under the form of indemnification agreement, directors and executive officers are indemnified against certain expenses, judgments and other losses resulting from involvement in legal proceedings arising from service as a director or executive officer. Civitas will advance expenses incurred by directors or executive officers in defending against such proceedings, and indemnification is generally not available for proceedings brought by an indemnified person (other than to enforce his or her rights under the indemnification agreement). If an indemnified person elects or is required to pay all or any portion of any judgment or settlement for which Civitas is jointly liable, Civitas will contribute to the expenses, judgments, fines and amounts paid in settlement incurred by the indemnified person in proportion to the relative benefits received by Civitas (and its officers, directors and employees other than the indemnified person) and the indemnified person, as may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of NMHI (and its officers, directors and employees other than the indemnified person) and the indemnified person in connection with the events that resulted in such losses, as well as any other equitable considerations which the law may require to be considered. NMHI is a guarantor of Civitas’ obligations under this agreement.

Policies and Procedures for Related Party Transactions

Historically, our related party transactions with executive officers and directors were generally reviewed by our board of directors or Audit Committee, and we did not have formal policies and procedures regarding the review and approval of related party transactions.

Upon the completion of this offering, we intend to adopt policies and procedures whereby our Audit and Compliance Committee will be responsible for reviewing and approving or ratifying related party transactions. If the Audit and Compliance Committee identifies a conflict of interest in a transaction, the new policies and procedures will provide that such transaction will be general permissible if (1) the Audit and Compliance Committee determines that the transaction is otherwise fair to us after taking into account all relevant considerations, (2) the material facts relating to the related person’s interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approve the transaction or (3) the material facts relating to the related person’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction. In addition, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

On January 31, 2014, NMHI and NMH Holdings, LLC entered into the senior credit agreement with Barclays Bank PLC, as administrative agent, and the other agents and lenders named therein, for the senior secured credit facilities, consisting of a $600.0 million term loan facility, of which $50.0 million was deposited in a cash collateral account in support of issuance of letters of credit under an institutional letter of credit facility, and a $100.0 million senior secured revolving credit facility. The term loan facility has a seven-year maturity and the senior revolver has a five-year maturity; provided, that if NMHI’s senior notes are not refinanced in full on or prior to the date that is three months prior to February 15, 2018, such maturity dates will spring forward to November 15, 2017. The senior credit agreement provides that NMHI may make one or more offers to the lenders, and consummate transactions with individual lenders that accept the terms contained in such offers, to extend the maturity date of the lender’s term loans and/or revolving commitments, subject to certain conditions, and any extended term loans or revolving commitments will constitute a separate class of term loans or revolving commitments.

All of NMHI’s obligations under the senior secured credit facilities are guaranteed by NMH Holdings, LLC and the Subsidiary Guarantors. Pursuant to the guarantee and security agreement, among NMH Holdings, LLC, as parent guarantor, NMHI, certain of NMHI’s subsidiaries, as subsidiary guarantors and Barclays Bank, PLC, as administrative agent, subject to certain exceptions, the obligations under the senior secured credit facilities are secured by a pledge of 100% of NMHI’s capital stock and the capital stock of domestic subsidiaries owned by NMHI and any other domestic Subsidiary Guarantor and 65% of the capital stock of any first tier foreign subsidiaries, and a security interest in substantially all of NMHI’s tangible and intangible assets and the tangible and intangible assets of NMH Holdings, LLC and each Subsidiary Guarantor.

The senior revolver includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the “swingline loans.” Any issuance of letters of credit or making of a swingline loan will reduce the amount available under the senior revolver. As of January 31, 2014, NMHI had no borrowings under the senior revolver and approximately $44.7 million of letters of credit issued under the institutional letter of credit facility.

At NMHI’s option, NMHI may add one or more term loan facilities or increase the commitments under the senior revolver in an aggregate amount of up to $125.0 million plus any additional amounts so long as certain conditions, including a consolidated first lien leverage ratio (as defined in the senior credit agreement) of not more than 4.50 to 1.00 on a pro forma basis, are satisfied. The covenants in NMHI’s indenture governing the senior notes effectively limit the amount of incremental borrowings that NMHI may incur.

Borrowings under the senior secured credit facilities bear interest, at NMHI’s option, at: (i) an ABR rate equal to the greater of (a) the prime rate of Barclays Bank PLC, (b) the federal funds rate plus 1/2 of 1.0%, and (c) the Eurodollar rate for an interest period of one-month beginning on such day plus 100 basis points, plus a margin of 2.75% (provided that the ABR rate applicable to the term loan facility will not be less than 2.00% per annum); or (ii) the Eurodollar rate (provided that the Eurodollar rate applicable to the term loan facility shall not be less than 1.00% per annum), plus a margin of 3.75%. Following the completion of this offering, the applicable margin will be decreased by 0.50% per annum if our consolidated leverage ratio is less than or equal to 5.00 to 1.00. This decrease will become effective as of the first business day immediately following the first date on which NMHI delivers a quarterly compliance certificate setting forth such calculation. NMHI is also required to pay a commitment fee to the lenders under the senior revolver at an initial rate of 0.50% of the average daily unutilized commitments thereunder. NMHI must also pay customary letter of credit fees.

The senior credit agreement requires NMHI to make mandatory prepayments, subject to certain exceptions, with: (i) beginning in fiscal year 2015, 50% (which percentage will be reduced upon NMHI’s achievement of certain first lien leverage ratios) of NMHI’s annual excess cash flow; (ii) 100% of net cash proceeds of all non-ordinary course assets sales or other dispositions of property, subject to certain exceptions and thresholds; and (iii) 100% of the net cash proceeds of any debt incurrence, other than debt permitted under the senior credit agreement. NMHI is required to repay the term loan facility portion of the senior secured credit facilities in quarterly principal installments of 0.25% of the principal amount commencing on June 30, 2014, with the balance payable at maturity. The senior credit agreement permits NMHI to offer to the lenders newly issued notes in exchange for their term loans in one or more permitted debt exchange offers, subject to the conditions set forth in the senior credit agreement. In addition, if, on or prior to July 31, 2014, NMHI prepays or reprices any portion of the term loan facility, NMHI will be required to pay a prepayment premium of 1% of the loans being prepaid or repriced.

The senior credit agreement contains a springing financial covenant. If, at the end of any fiscal quarter, NMHI’s usage of the senior revolver exceeds 30% of the commitments thereunder, then NMHI is required to maintain at the end of each such fiscal quarter, commencing with the quarter ending June 30, 2014, a consolidated leverage ratio of not more than 5.50 to 1.00. This consolidated ratio will step down to 5.00 to 1.00 commencing with the fiscal quarter ending March 31, 2017.

The senior credit agreement also contains a number of covenants that, among other things, restrict, subject to certain exceptions, NMHI’s ability and the ability of NMHI’s subsidiaries to: (i) incur additional indebtedness; (ii) create liens on assets; (iii) engage in mergers or consolidations; (iv) sell assets; (v) pay dividends and distributions or repurchase NMHI’s capital stock; (vi) enter into swap transactions; (vii) make investments, loans or advances; (viii) repay certain junior indebtedness; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) amend material agreements governing certain of NMHI’s junior indebtedness; (xii) change NMHI’s lines of business; (xiii) make certain acquisitions; and (xiv) limitations on the letter of credit cash collateral account. If NMHI withdraws any of the $50.0 million from the cash collateral account supporting the issuance of letters of credit, NMHI must use the cash to either prepay the term loan facility or to secure any other obligations under the senior secured credit facilities in a manner reasonably satisfactory to the administrative agent. The senior credit agreement contains customary affirmative covenants and events of default.

Senior Notes

On February 9, 2011, NMHI issued $250.0 million in aggregate principal amount of 12.50% senior notes due 2018, which we refer to herein as the senior notes.

The senior notes mature on February 15, 2018 and bear interest at a rate of 12.50% per annum, payable semi-annually on February 15 and August 15 of each year, beginning on August 15, 2011. The senior notes are NMHI’s unsecured obligations and are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by certain of NMHI’s existing subsidiaries.

NMHI may redeem the senior notes, in whole or in part, at the redemption prices set forth in the indenture plus accrued and unpaid interest to the redemption date. We intend to use the net proceeds from the sale of common stock in this offering to redeem all of the $212 million in aggregate principal amount of the outstanding senior notes at a redemption price of 106.25% plus accrued and unpaid interest thereon to the date of redemption.

The indenture governing the senior notes contains covenants that limit NMHI’s ability and the ability of NMHI’s restricted subsidiaries to, among other things: (i) pay dividends, redeem stock or make other distributions or investments; (ii) incur additional debt or issue certain preferred stock; (iii) create liens on assets; (iv) transfer or sell assets; (v) engage in certain transactions with affiliates; (vi) create restrictions on dividends or other payments by the restricted subsidiaries; and (vii) merge, consolidate or sell substantially all of NMHI’s assets. The indenture governing the senior notes also provides for customary events of default.

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our amended and restated certificate of incorporation, our amended and restated bylaws and the provisions of applicable law. Copies of our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

General

Upon the closing of this offering, the total amount of our authorized capital stock will consist of              shares of common stock, par value $0.01 per share and              shares of undesignated preferred stock. As of March 31, 2014, after giving effect to the             -for-             stock split to occur prior to the consummation of this offering, we would have had outstanding              shares of common stock.

After giving effect to this offering, we will have              shares of common stock and no shares of preferred stock outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of March 31, 2014, there was one stockholder of record of our common stock.

Preferred Stock

We do not have any shares of preferred stock outstanding. Our Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our company.

Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. See the section entitled “Dividend Policy.” These rights are subject to the preferential rights of any other class or series of our preferred stock.

Other Rights

Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. This offering is not subject to pre-emptive rights.

Liquidation Rights

If our company is involved in a consolidation, merger, recapitalization, reorganization, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board of Directors the power to discourage acquisitions that some stockholders may favor

Action by Written Consent, Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once Vestar and its affiliates cease to beneficially own more than 40% of our outstanding shares. Our amended and restated certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies or, until the date that Vestar ceases to beneficially own more than 40% of our outstanding shares, at the request of Vestar and its affiliates. Except as described above, stockholders will not be permitted to call a special meeting or to require the Board of Directors to call a special meeting. In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Classified Board

Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Removal of Directors

Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the voting power of all outstanding shares of capital stock entitled to vote in the election of directors until Vestar ceases to beneficially own more than 40% of our outstanding shares. After such time, directors may only be removed from office only for cause and only upon the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock entitled to vote in the election of directors.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended, altered, changed or repealed by a majority vote of our Board of Directors, provided that, in addition to any other vote otherwise required by law, after the date on which Vestar ceases to beneficially own more than 40% of our outstanding shares, any amendment, alteration, change, or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock. Additionally, after the date on which Vestar ceases to beneficially own more than 40% of our outstanding shares, the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our amended and restated certificate of incorporation. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our amended and restated certificate of incorporation, we will opt into Section 203 of the DGCL, and will therefore be subject to Section 203.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Vestar or any of its officers, directors, agents, stockholders, members, managers, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for Vestar, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, to the fullest extent permitted by law by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. Neither Vestar nor any of its representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                     . Its address is                     .

Listing

We will apply for listing of our common stock on                      under the trading symbol “            ”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have              shares of common stock outstanding. Of these shares of common stock, the              shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining              shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. Subject to certain restrictions on transfer pursuant to the Stockholders Agreement, these remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market (after the expiration of the lock-up agreements described below) only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

Rule 144

In general, under Rule 144 as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal              approximately              shares immediately after this offering, based on the number of shares of our common stock outstanding as of             ; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general and subject to certain restrictions under the Stockholders Agreement, the expiration of the applicable lock-up restrictions, under Rule 701 promulgated under the Securities Act, any of our employees, directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, and each of our directors and executive officers and the holders of approximately             shares of our common stock have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Barclays Capital Inc., Jefferies LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities, LLC for a period of 180 days after the date of this prospectus (subject to extension in certain circumstances). For additional information, see “Underwriting.” The holders of approximately     % of our outstanding shares of common stock as of              have executed such lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of an aggregate of              shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold. See “Certain Relationships and Related Party Transactions” for more information.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our common stock. This summary applies to you only if you are a non-U.S. holder of shares of our common stock that purchases the shares in this offering and will hold such shares as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary also assumes that no item of income or gain in respect of the such common stock at any time will be effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized (or deemed to be created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your tax advisors.

This summary is based upon provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements, and judicial decisions, all as of the date hereof. These authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not significantly alter the tax considerations described in this summary.

This summary does not address all aspects of U.S. federal income taxation (such as the alternative minimum tax or the additional 3.8% Medicare tax on “net investment income,” and does not address any aspects of other federal taxes (such as gift and estate taxes) or state, local or non-U.S. taxes that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate or an entity subject to the U.S. anti-inversion rules, a bank or other financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, a regulated investment company, a real estate investment trust, a “controlled foreign corporation,” a “passive foreign investment company,” an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, a person whose functional currency is other than the United States dollar, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment).

We have not sought and do not expect to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of shares of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

In general, cash distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing a non-U.S. holder’s tax basis in our common stock (determined on a share by share basis), but not below zero, and thereafter will be treated as gain from the sale of stock, the treatment of which is discussed below under “Gain on Disposition of Shares of Common Stock.”

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder generally will be subject to a U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding, as discussed below) for dividends generally will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a “United States person” as defined under the Code and is eligible for treaty benefits, or (b) if shares of our common stock are held through certain foreign intermediaries (including certain foreign partnerships), satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. This certification must be provided to us or our paying agent prior to the payment to the non-U.S. holder of any dividends, and may be required to be updated periodically.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Common Stock

Subject to the discussions below of backup withholding and the Foreign Account Tax Compliance Act (“FATCA”) legislation, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to United States federal income tax, unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition, and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the “applicable period”).

We believe that we have not been, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder actually or constructively owned more than five percent of our outstanding common stock at some time during the applicable period. You should consult your tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends generally will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder generally will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalty of perjury (generally on an applicable IRS Form W-8) that it is not a “United States person” as defined under the Code (and the payer does not have actual knowledge or reason to know that such holder is such a United States person), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless such non-U.S. holder certifies under penalty of perjury that it is not a “United States person” (as defined under the Code), and the payer does not have actual knowledge or reason to know that the non-U.S. holder is such a United States person, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

Legislation enacted in 2010, known as the “FATCA” legislation, generally will impose a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock paid to certain “foreign financial institutions” (as specifically defined under FATCA), unless such institution enters into an agreement with the U.S. government to, among other things, collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), or another exception applies. The FATCA legislation also generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a sale or other disposition of our common stock paid to a non-U.S. entity that is not a “foreign financial institution” unless such entity provides the applicable withholding agent with a certification identifying the substantial U.S. owners of the entity (if any), which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity (or more than zero percent in the case of some entities), or another exception applies. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Under final U.S. Treasury Regulations and subsequent administrative guidance, this legislation only applies to payments of dividends made after June 30, 2014 and payments of gross proceeds made after December 31, 2016. Non-U.S. holders should consult their tax advisors regarding the implications of this legislation on their investment in our common stock.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Barclays Capital Inc., Jefferies LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Jefferies LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Raymond James & Associates, Inc.
SunTrust Robinson Humphrey Inc.
Avondale Partners, LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	Us		Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us and the selling stockholders are estimated to be approximately $         (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to             shares from the selling

stockholders at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than             shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our directors and executive officers, the selling stockholders and certain other stockholders have agreed that, for a period of 180 days after the date of this prospectus, subject to certain limited exceptions, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc., Jefferies LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) file or cause to be filed a registration statement, including any amendments thereto, with respect to any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

If:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

the 180-day restricted period described above will be extended (and the restrictions above will continue to apply) until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event, unless Barclays Capital Inc., Jefferies LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, in their discretion, confirm to us in writing that such extension will not be required.

Barclays Capital Inc., Jefferies LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, in their discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc., Jefferies LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc., Jefferies LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC will notify us of the impending release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to the consummation of this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the             or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing on the

We intend to apply to list our common stock on the                     under the symbol “                    ”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of shares of common stock by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•

by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us, the selling stockholders or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter, the selling stockholders and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•

in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity

(within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Residents of Canada

The offering of the common stock in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the common stock may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of the common stock in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the common stock is offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the common stock by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the common stock outside of Canada.

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

Kirkland & Ellis LLP, Chicago, Illinois will pass upon the validity of the common stock offered hereby on our behalf. Kirkland & Ellis LLP represents Vestar and some of its affiliates from time to time in connection with various legal matters, and some of the partners of Kirkland & Ellis LLP are, through various entities, investors in investment funds affiliated with Vestar. The underwriters are represented by Latham  & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements as of September 30, 2013 and 2012, and for each of the three years in the period ended September 30, 2013, included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein and elsewhere in the Registration Statement. Such consolidated financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We will be subject to the periodic reporting and other informational requirements of the Exchange Act, and will file annual, quarterly and current reports and other information with the SEC, which will be available for inspection and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials will be obtainable from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials will also be accessible electronically by means of the SEC’s home page on the Internet at www.sec.gov and our website at                         . Please note that our website address is provided as an inactive textual reference only. The information to be contained on, or accessible through, our website is not part of this prospectus and is not incorporated herein by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements as of March 31, 2013 and September 30, 2013 and for the six months ended March 31, 2014 and March 31, 2013
Condensed Consolidated Balance Sheets as of March 31, 2014 and September 30, 2013	F-2
Condensed Consolidated Statements of Operations for the six months ended March 31, 2014 and March 31, 2013	F-3
Condensed Consolidated Statements of Comprehensive Loss for the six months ended March 31, 2014 and March 31, 2013	F-4
Condensed Consolidated Statements of Cash Flows for the six months ended March 31, 2014 and March 31, 2013	F-5
Notes to Condensed Consolidated Financial Statements	F-6

Audited Consolidated Financial Statements as of September 30, 2013 and 2012 and for the years ended September 30, 2013, 2012 and 2011
Report of Independent Registered Public Accounting Firm	F-18
Consolidated Balance Sheets as of September 30, 2013 and 2012	F-19
Consolidated Statements of Operations for the years ended September 30, 2013, 2012 and 2011	F-20
Consolidated Statements of Comprehensive Loss for the years ended September 30, 2013, 2012 and 2011	F-21
Consolidated Statements of Shareholder’s Equity (Deficit) for the years ended September 30, 2013, 2012 and 2011	F-22
Consolidated Statements of Cash Flows for the years ended September 30, 2013, 2012 and 2011	F-23
Notes to Consolidated Financial Statements	F-24

Civitas Solutions, Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	March 31, 2014	September 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	$20,045	$19,440
Restricted cash	1,947	807
Accounts receivable, net	140,243	144,954
Deferred tax assets, net	17,878	18,424
Prepaid expenses and other current assets	19,859	18,641

Total current assets	199,972	202,266
Property and equipment, net	153,420	153,635
Intangible assets, net	325,862	336,191
Goodwill	238,311	235,525
Restricted cash	50,000	50,000
Other assets	38,924	43,652

Total assets	$1,006,489	$1,021,269

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable	$18,882	$26,568
Accrued payroll and related costs	66,534	65,340
Other accrued liabilities	41,891	45,066
Obligations under capital lease, current	446	430
Current portion of long-term debt	6,000	5,600

Total current liabilities	133,753	143,004
Other long-term liabilities	62,830	68,936
Deferred tax liabilities, net	66,910	69,816
Obligations under capital lease, less current portion	6,289	6,509
Long-term debt, less current portion	799,312	779,519

Total Liabilities	1,069,094	1,067,784
Commitments and contingencies
SHAREHOLDER’S DEFICIT
Shareholder’s deficit:
Common stock, $0.01 par value; 1,000 shares authorized and 10 shares issued and outstanding	—	—
Additional paid-in capital	90,296	90,325
Accumulated other comprehensive loss	(1,061)	(1,880)
Accumulated deficit	(151,840)	(134,960)

Total shareholder’s deficit	(62,605)	(46,515)

Total liabilities and shareholder’s deficit	$1,006,489	$1,021,269

See accompanying notes.

Civitas Solutions, Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands, except share amounts)

(Unaudited)

	Six Months Ended March 31,
	2014	2013
Net revenue	$617,297	$589,207
Cost of revenue (exclusive of depreciation expense shown separately below)	484,335	465,775
Operating expenses:
General and administrative	72,141	73,865
Depreciation and amortization	32,670	31,145

Total operating expenses	104,811	105,010

Income from operations	28,151	18,422
Other income (expense):
Management fee of related party	(699)	(665)
Other income, net	377	735
Extinguishment of debt	(14,699)	—
Interest income	137	76
Interest expense	(36,952)	(38,947)

Loss from continuing operations before income taxes	(23,685)	(20,379)
Benefit for income taxes	(6,783)	(6,784)

Loss from continuing operations	(16,902)	(13,595)
Gain (loss) from discontinued operations, net of tax	22	(2,614)

Net loss	$(16,880)	$(16,209)

Loss per common share, basic and diluted:
Loss from continuing operations	$(1,690)	(1,360)
Gain (loss) from discontinued operations	2	(261)

Net loss	$(1,688)	$(1,621)

Weighted average number of common shares outstanding	10	10

See accompanying notes.

Civitas Solutions, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Amounts in thousands)

(Unaudited)

	Six Months Ended March 31,
	2014	2013
Net loss	$(16,880)	$(16,209)
Other comprehensive gain, net of tax:
Gain on derivative instrument net of tax for the six months ended March 31, 2014 and 2013 of $546 and $448, respectively	819	608

Comprehensive loss	$(16,061)	$(15,601)

See accompanying notes.

Civitas Solutions, Inc.

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

(Unaudited)

	Six Months Ended March 31,
	2014	2013
Operating activities
Net loss	$(16,880)	$(16,209)
Adjustments to reconcile net loss to net cash provided by operating activities:
Accounts receivable allowances	7,919	7,418
Depreciation and amortization of property and equipment	13,639	12,472
Amortization of intangible assets	19,030	18,834
Amortization and write-off of original issue discount and initial purchasers discount	6,218	1,474
Amortization and write-off of financing costs	8,903	1,410
Stock-based compensation	58	233
Deferred income taxes	(2,668)	(6,104)
(Gain) Loss on disposal of assets	(348)	77
Non-cash impairment charge	—	4,158
Changes in operating assets and liabilities:
Accounts receivable	(3,208)	(6,893)
Other assets	5,529	(4,610)
Accounts payable	(7,259)	(5,813)
Accrued payroll and related costs	1,194	(6,618)
Other accrued liabilities	(1,638)	(2,537)
Other long-term liabilities	(6,106)	9,648

Net cash provided by operating activities	24,383	6,940
Investing activities
Cash paid for acquisitions, net of cash received	(11,828)	(475)
Purchases of property and equipment	(14,358)	(15,375)
Changes in restricted cash	(1,140)	331
Proceeds from sale of assets	787	788

Net cash used in investing activities	(26,539)	(14,731)
Financing activities
Repayments of long-term debt	(584,525)	(2,725)
Proceeds from borrowings under senior revolver	9,300	448,900
Repayments of borrowings under senior revolver	(9,300)	(462,700)
Issuance of debt	598,500	30,000
Repayments of capital lease obligations	(204)	(205)
Dividend to NMH Investment	(87)	(26)
Payments of financing costs	(10,923)	(2,048)

Net cash provided by financing activities	2,761	11,196

Net increase in cash and cash equivalents	605	3,405
Cash and cash equivalents at beginning of period	19,440	125

Cash and cash equivalents at end of period	$20,045	$3,530

Supplemental disclosure of cash flow information
Cash paid for interest	$34,499	$35,638
Cash paid for income taxes, net	$66	$471
Supplemental disclosure of non-cash investing activities:
Accrued property, plant and equipment	$472	$530

See accompanying notes.

Civitas Solutions, Inc.

Notes to Condensed Consolidated Financial Statements

March 31, 2014

(Unaudited)

1. Basis of Presentation

Civitas Solutions, Inc., formerly known as NMH Holdings, Inc. (“Civitas”), is a wholly owned subsidiary of NMH Investment, LLC (“NMH Investment”). Substantially all of the equity interests of NMH Investment are owned by Vestar Capital Partners and certain of the Company’s executive officers and directors. Civitas is the sole member of NMH Holdings, LLC, which is the sole stockholder of National Mentor Holdings, Inc. (“NMHI”). Civitas, through its wholly owned subsidiaries (collectively, the “Company”), is a leading provider of home- and community-based health and human services to adults and children with intellectual and/or developmental disabilities, acquired brain injury and other catastrophic injuries and illnesses; and to youth with emotional, behavioral and/or medically complex challenges. Since the Company’s founding in 1980, the Company’s operations have grown to 36 states. The Company provides residential services to approximately 12,500 clients, some of whom also receive periodic services. Approximately 16,100 clients receive periodic services from the Company in non-residential settings.

The Company designs customized service plans to meet the unique needs of its clients, which it delivers in home- and community-based settings. Most of the Company’s service plans involve residential support, typically in small group homes, host home settings, or specialized community facilities, designed to improve the clients’ quality of life and to promote their independence and participation in community life. Other services offered include supported living, day and transitional programs, vocational services, case management, family-based and outpatient therapeutic services, post-acute treatment and neurorehabilitation, neurobehavioral rehabilitation and physical, occupational and speech therapies, among others. The Company’s customized service plans offer its clients as well as the payors of these services, an attractive, cost-effective alternative to health and human services provided in large, institutional settings.

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal and recurring accruals, necessary to present fairly the financial statements in accordance with GAAP. Intercompany balances and transactions between the Company and its subsidiaries have been eliminated in consolidation. Operating results for the six months ended March 31, 2014 and 2013 may not necessarily be indicative of results to be expected for any other interim period or for the full year.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Recent Accounting Pronouncements

Technical Corrections and Improvements—In October 2012, the FASB issued Accounting Standards Update No. 2012-04, Technical Corrections and Improvements (“ASU 2012-04”). The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update were effective for the Company beginning the first quarter of the fiscal year ending September 30, 2014. This adoption did not have a material impact on the Company’s consolidated financial statements.

Technical Corrections and Improvements Related to Glossary Terms—In March 2014, the FASB issued Accounting Standards Update No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms (“ASU 2014-06”). The amendments in this Update relate to glossary terms and cover a wide range of Topics in the Codification. The amendments in this Update were effective for the Company beginning the second quarter of the fiscal year ending September 30, 2014. This adoption did not have a material impact on the Company’s consolidated financial statements.

Income Taxes—In July 2013, the FASB issued Accounting Standards Update No. 2013-11, Income Taxes (Topic 740): - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 requires an entity to present the reserve for uncertain tax positions when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires the reserve for uncertain tax positions to be presented in the financial statements as a reduction to the deferred tax asset for a tax loss or other tax carryforward that would be applied in the settlement of the uncertain tax position. This guidance, which is effective for interim and annual reporting periods beginning after December 15, 2013, did not have a material effect on our consolidated financial statements.

Reporting Discontinued Operations—In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). ASU 2014-08 changes the definition of a discontinued operation to include only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results, and changes the criteria and enhances disclosures for reporting discontinued operations. The pronouncement is to be applied prospectively, and is effective for our fiscal year that begins October 1, 2014. We do not expect that the adoption of this pronouncement will have a material effect on our consolidated financial statements.

3. Long-Term Debt

As of March 31, 2014 and September 31, 2013, the Company’s long-term debt consisted of the following:

(in thousands)	March 31, 2014	September 30, 2013
Term loan principal and interest due in quarterly installments through January 31, 2021, subject to acceleration to November 15, 2017	$600,000	$—
Prior term loan, principal and interest repaid on January 31, 2014	—	546,525
Original issue discount on term loan, net of accumulated amortization	(1,432)	(4,403)
Senior notes, due February 15, 2018; semi-annual cash interest payments due each February 15th and August 15th (interest rate of 12.50%)	212,000	250,000
Original issue discount and initial purchase discount on senior notes, net of accumulated amortization	(5,256)	(7,003)

	805,312	785,119
Less current portion	6,000	5,600

Long-term debt	$799,312	$779,519

On January 31, 2014, NMHI and NMH Holdings, LLC completed a refinancing transaction by entering into the senior secured credit facilities consisting of a term loan facility and a senior revolver. In connection with the refinancing transaction, the prior senior secured credit facilities were repaid and replaced with the senior secured credit facilities. NMHI incurred $11.1 million of expenses related to the refinancing transaction including $7.2 million related to the write-off of deferred financing costs and $3.9 million related to the write-off of original issue discount related to the prior indebtedness. These expenses are recorded on the Company’s condensed consolidated statement of operations as Extinguishment of debt.

On February 26, 2014, NMHI redeemed $38.0 million aggregate principal amount of its outstanding 12.50% senior notes due 2018 (the “senior notes”), in accordance with the provisions of the indenture governing the senior notes. In connection with the partial redemption of the senior notes, NMHI incurred $3.6 million of expenses including $2.4 million related to redemption premium, $1.0 million related to the write-off of original issue discount and initial purchaser discount, and $0.2 million related to the write-off of deferred financing costs. These expenses are recorded on the Company’s condensed consolidated statement of operations as Extinguishment of debt.

As of September 30, 2013, NMHI did not have any borrowings under the prior senior revolving credit facility (the “prior senior revolver”).

Senior Secured Credit Facilities

On January 31, 2014, NMHI and NMH Holdings, LLC entered into a new senior credit agreement (the “senior credit agreement”) with Barclays Bank PLC, as administrative agent, and the other agents and lenders named therein, for the new senior secured credit facilities (the “senior secured credit facilities”), consisting of a $600.0 million term loan facility (the “term loan facility”), of which $50.0 million was deposited in a cash collateral account in support of issuance of letters of credit under an institutional letter of credit facility (the “institutional letter of credit facility”), and a $100.0 million senior secured revolving credit facility (the “senior revolver”). The term loan facility has a seven-year maturity and the senior revolver has a five-year maturity; provided, that if the senior notes are not refinanced in full on or prior to the date that is three months prior to February 15, 2018, such maturity dates shall spring forward to November 15, 2017. The senior credit agreement provides that NMHI may make one or more offers to the lenders, and consummate transactions with individual lenders that accept the terms contained in such offers, to extend the maturity date of the lender’s term loans and/or revolving commitments, subject to certain conditions, and any extended term loans or revolving commitments will constitute a separate class of term loans or revolving commitments.

All of NMHI’s obligations under the senior secured credit facilities are guaranteed by NMH Holdings, LLC and the subsidiary guarantors named therein (the “Subsidiary Guarantors”). Pursuant to the Guarantee and Security Agreement, dated as of January 31, 2014 (the “guarantee and security agreement”), among NMH Holdings, LLC, as parent guarantor, NMHI, certain of NMHI’s subsidiaries as subsidiary guarantors and Barclays Bank, PLC, as administrative agent, subject to certain exceptions, the obligations under the senior secured credit facilities are secured by a pledge of 100% of NMHI’s capital stock and the capital stock of certain domestic subsidiaries and a security interest in substantially all of NMHI’s tangible and intangible assets and the tangible and intangible assets of NMH Holdings, LLC and each Subsidiary Guarantor.

Borrowings under the senior secured credit facilities bear interest, at NMHI’s option, at: (i) an ABR rate equal to the greater of (a) the prime rate of Barclays Bank PLC, (b) the federal funds rate plus 1/2 of 1.0%, and (c) the Eurodollar rate for an interest period of one-month beginning on such day plus 100 basis points, plus 2.75% (provided that the ABR rate applicable to the term loan facility will not be less than 2.00% per annum); or (ii) the Eurodollar rate (provided that the Eurodollar rate applicable to the term loan facility will not be less than 1.00% per annum), plus 3.75%. NMHI is also required to pay a commitment fee to the lenders under the senior revolver at an initial rate of 0.50% of the average daily unutilized commitments thereunder. NMHI must also pay customary letter of credit fees.

Term loan

As of March 31, 2014, NMHI had $600 million of borrowings under the term loan. At March 31, 2014, the variable interest rate on the term loan was 4.75%.

The senior credit agreement requires us to make mandatory prepayments, subject to certain exceptions, with: (i) beginning in fiscal year 2015, 50% (which percentage will be reduced upon our achievement of certain first lien leverage ratios) of our annual excess cash flow (as defined in the senior credit agreement); (ii) 100% of net cash proceeds of all non-ordinary course assets sales or other dispositions of property, subject to certain exceptions and thresholds; and (iii) 100% of the net cash proceeds of any debt incurrence, other than debt permitted under the senior credit agreement. NMHI is required to repay the term loan facility portion of the senior secured credit facilities in quarterly principal installments of 0.25% of the principal amount commencing on June 30, 2014, with the balance payable at maturity. The senior credit agreement permits NMHI to offer to the lenders newly issued notes in exchange for their term loans in one or more permitted debt exchange offers, subject to the conditions set forth in the senior credit agreement. In addition, if, on or prior to July 31, 2014, NMHI prepays or reprices any portion of the term loan facility, it will be required to pay a prepayment premium of 1% of the loans being prepaid or repriced.

Prior term loan

The prior term loan was issued at a price equal to 98.5% of its face value. The prior senior credit agreement also included an annual provision for the prepayment of a portion of the outstanding term loan amounts beginning in fiscal 2011 equal to an amount ranging from 0 to 50% of a calculated amount, depending on NMHI’s leverage ratio, if NMHI generated certain levels of cash flow. NMHI was not required to make such a prepayment of its prior term loan. NMHI was required to repay the prior term loan in quarterly principal installments of 0.25% of the original principal amount, with the balance payable at maturity.

Senior revolver

During the six months ended March 31, 2014, NMHI drew $9.3 million under the senior revolver and repaid $9.3 million during the period. At March 31, 2014, NMHI had no outstanding borrowings under the senior revolver and $100.0 million of availability under the senior revolver. NMHI had $44.7 million of standby letters of credit issued under the institutional letter of credit facility primarily related to the Company’s workers’ compensation insurance coverage. NMHI’s institutional letter of credit facility provided for the issuance of letters of credit up to the $50.0 million limit, and letters of credit in excess of that amount reduced availability under NMHI’s senior revolver. The interest rate for borrowings under the senior revolver was 6.0% as of March 31, 2014.

The senior revolver includes borrowing capacity available for borrowings on same-day notice, referred to as the “swingline loans.” Any swingline loans or other borrowings under the senior revolver would have maturities less than one year, and would be reflected under Current portion of long-term debt on the Company’s consolidated balance sheets.

Prior senior revolver

The prior senior revolver provided for borrowings of up to $75.0 million.

Senior Notes

In February 2011, NMHI issued $250.0 million of 12.5% senior notes due 2018 (the “senior notes”) at a price equal to 97.7% of their face value, for net proceeds of $244.3 million. The net proceeds were further reduced by an initial purchasers’ discount of $5.6 million. The senior notes are NMHI’s unsecured obligations and are guaranteed by certain of NMHI’s existing subsidiaries.

NMHI redeemed $38 million aggregate principal amount of the outstanding senior notes on February 26, 2014, in accordance with the provisions of the indenture governing the senior notes. The redemption price of the senior notes was 106.250% of the principal amount redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

Covenants

The senior credit agreement and indenture governing the senior notes contain negative covenants, including, among other things, limitations on the ability of NMHI and its restricted subsidiaries to incur additional debt, transfer or sell assets, pay dividends, redeem stock or make other distributions or investments, and engage in certain transactions with affiliates. The senior credit agreement contains a springing financial covenant that requires NMHI to maintain a specified consolidated leverage ratio in the event NMHI borrows in excess of 30% of its senior revolver commitment. If at the end of any fiscal quarter our usage of the senior revolver exceeds 30% of the commitments thereunder, we are required to maintain, at the end of each such fiscal quarter, commencing with the quarter ending June 30, 2014, a consolidated first lien leverage ratio of not more than 5.50 to 1.00. This consolidated first lien leverage ratio will step down to 5.00 to 1.00 commencing with the fiscal quarter ending March 31, 2017.

NMHI is restricted under its debt agreements from paying dividends to NMH Holdings, LLC in excess of $15.0 million, except for dividends used for the repurchase of equity from former officers and employees, for the payment of management fees and taxes, and certain other exceptions, including the declaration and payment of dividends of up to 6% per annum of the net cash proceeds contributed to NMHI in a public offering of common stock.

Derivatives

NMHI entered into an interest rate swap in a notional amount of $400.0 million effective March 31, 2011, maturing on September 30, 2014. NMHI entered into this interest rate swap to hedge the risk of changes in the floating rate of interest on borrowings under the term loan.

On October 15, 2012, NMHI amended the terms of its interest rate swap agreement in connection with the amendment and restatement of the terms of the prior senior secured credit facilities. The notional amount of the interest rate swap of $400.0 million and maturity date of September 30, 2014 remained unchanged. Under the new terms of the interest rate swap, NMHI receives from the counterparty a quarterly payment based on a rate equal to the greater of 3-month LIBOR and 1.25% per annum, and NMHI makes payments to the counterparty based on a fixed rate of 2.08% per annum, in each case on the notional amount of $400.0 million, settled on a net payment basis. Based on the applicable margin of 5.25% under NMHI’s prior term loan, this swap effectively fixed NMHI’s cost of borrowing for $400.0 million of the prior term loan at 7.3% per annum for the term of the swap. As a result of the modification of the terms of the interest rate swap agreement, the fair value of the interest rate swap was increased by $68 thousand and the increase in fair value is being amortized into Other income (expense) over the remaining term of the interest rate swap agreement.

Prior to the January 31, 2014 refinancing transaction, NMHI accounted for the interest rate swap as a cash flow hedge and the effectiveness of the hedge relationship was assessed on a quarterly basis. The fair value of the swap agreement, representing the price that would be paid to transfer the liability in an orderly transaction between market participants, was recorded in current liabilities (under Other accrued liabilities) and was determined based on pricing models and independent formulas using current assumptions. The change in fair market value was recorded in the consolidated statements of comprehensive loss.

In conjunction with the January 31, 2014 refinancing transaction, NMHI de-designated the interest rate swap agreement as a cash flow hedge. Subsequent to the January 31, 2014 refinancing transaction, prospective mark to market adjustments will be recognized in earnings and accumulated mark to market adjustments are being amortized and recognized in earnings over the term of the interest rate swap agreement which matures on September 30, 2014. For the six months ended March 31, 2014, NMHI recognized $0.6 million of interest expense, related to the amortization of the previously mark to market adjustments. As of March 31, 2014, the unamortized historical mark to market adjustments balance was $1.1 million net of tax effect of $0.7 million.

4. Shareholder’s Equity

Common Stock

All of the outstanding shares of Civitas’ common stock are held by NMH Investment. The holder of the Civitas’ common stock is entitled to receive dividends when and as declared by Civitas’ Board of Directors. In addition, the holder of common stock is entitled to one vote per share.

Dividends to NMH Investment

During the second quarter of fiscal 2014 and 2013, the Company paid dividends of $87 thousand and $26 thousand, respectively, to NMH Investment to fund the repurchases of equity units from employees upon or after their departures from the Company.

5. Business Combinations

The operating results of the businesses acquired are included in the consolidated statements of operations from the date of acquisition. The Company accounted for the acquisitions under the purchase method of accounting and, as a result, the purchase price was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The excess of the purchase price over the estimated fair value of net tangible assets was allocated to specifically identified intangible assets, with the residual being allocated to goodwill.

During the six months ended March 31, 2014, the Company acquired four companies complementary to its business for a total cash consideration of $11.8 million.

Show-Me Health Care. On November 29, 2013, the Company acquired the assets of Show-Me Health Care for $1.2 million. Show-Me Health Care is located in Missouri and provides community-based supportive living services to individuals with developmental disabilities. As a result of this acquisition, the Company recorded $0.3 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.9 million of intangible assets which included $0.7 million of agency contracts with a weighted average useful life of 12 years, $0.2 million of licenses and permits with a weighted average useful life of 10 years, and $14 thousand of non-compete/non-solicit agreement with a useful life of 5 years.

Occazio, Inc. (“Occazio”). On January 2, 2014, the Company acquired the assets of Occazio for $5.5 million. Occazio is located in Indiana and provides residential, home care and home health care services to consumers with intellectual and/or developmental disabilities. As a result of this acquisition, the Company recorded $1.4 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $3.9 million of intangible assets which included $2.9 million of agency contracts with a weighted average useful life of 12 years, $0.7 million of licenses and permits with a weighted average useful life of 10 years, $0.2 million trade name with a useful life of 5 years, and $24 thousand of non-compete/non-solicit agreement with a useful life of 5 years. The remaining purchase price was allocated to tangible assets.

Momentum Rehabilitation Services, Inc., D/B/A Ann Arbor Rehabilitation Centers (“Ann Arbor”). On February 7, 2014, the Company acquired the assets of Ann Arbor for $4.8 million. Ann Arbor is located in Michigan and provides comprehensive on and off-campus residential housing and personalized daily services to adults with traumatic brain injury. As a result of this acquisition, the Company recorded $1.0 million of goodwill in the Post-Acute Specialty Rehabilitation Services segment, which is expected to be deductible for tax purposes. The Company acquired $3.8 million of intangible assets which included $3.7 million of agency contracts with a weighted average useful life of 12 years, $0.1 million trade name with a useful life of 5 years, and $33 thousand of non-compete/non-solicit agreement with a useful life of 5 years.

Rose View Group Home, LLC (“Rose View”). On December 3, 2013, the Company acquired the assets of Rose View for $0.2 million. Rose View is located in Ohio and provides group home and related services to individuals with developmental disabilities.

The following table summarizes the recognized amounts of identifiable assets acquired assumed at the date of the acquisition:

(in thousands)	Show-Me Health Care	Occazio	Ann Arbor	Rose View	Total
Identifiable intangible assets	$895	$3,863	$3,800	$143	$8,701
Property and equipment	9	216	50	—	275

Total identifiable net assets	$904	$4,079	$3,850	$143	$8,976
Goodwill	$336	$1,421	$972	$57	$2,786

6. Goodwill and Intangible Assets

Goodwill

The changes in goodwill for the six months ended March 31, 2014 are as follows:

	Human Services	Post-Acute Specialty Rehabilitation Services	Total
	(in thousands)
Balance as of October 1, 2013	$169,524	$66,001	$235,525
Goodwill acquired through acquisitions	1,814	972	2,786

Balance as of March 31, 2014	$171,338	$66,973	$238,311

Intangible Assets

Intangible assets consist of the following as of March 31, 2014:

Description	Gross Carrying Value	Accumulated Amortization	Intangible Assets, Net
(in thousands)
Agency contracts	$471,854	$211,134	$260,720
Non-compete/non-solicit	5,006	2,529	2,477
Relationship with contracted caregivers	10,963	8,454	2,509
Trade names	4,067	2,655	1,412
Trade names (indefinite life)	42,400	—	42,400
Licenses and permits	46,730	30,668	16,062
Intellectual property	904	622	282

	$581,924	$256,062	$325,862

Intangible assets consist of the following as of September 30, 2013:

Description	Gross Carrying Value	Accumulated Amortization	Intangible Assets, Net
(in thousands)
Agency contracts	$464,480	$195,737	$268,743
Non-compete/non-solicit	4,929	2,058	2,871
Relationship with contracted caregivers	10,963	7,905	3,058
Trade names	3,787	2,431	1,356
Trade names (indefinite life)	42,400	—	42,400
Licenses and permits	45,760	28,343	17,417
Intellectual property	904	558	346

	$573,223	$237,032	$336,191

Amortization expense for continuing operations was $19.0 million and $18.7 million for the six months ended March 31, 2014 and 2013, respectively. There was no amortization expense for discontinued operations for the six months ended March 31, 2014, as compared to $0.2 million for the six months ended March 31, 2013.

The estimated remaining amortization expense related to intangible assets with finite lives for the six months remaining in fiscal 2014 and each of the four succeeding years and thereafter is as follows:

(in thousands)
2014	$18,623
2015	36,168
2016	34,266
2017	30,069
2018	29,139
Thereafter	135,197

$283,462

7. Related Party Transactions

Management Agreement

On February 9, 2011, the Company entered into an amended and restated management agreement with Vestar Capital Partners V, L.P. (“Vestar”) relating to certain advisory and consulting services for an annual management fee equal to the greater of (i) $850 thousand or (ii) an amount equal to 1.0% of the Company’s consolidated earnings before interest, taxes, depreciation, amortization and management fee for each fiscal year determined as set forth in the Company’s senior credit agreement.

As part of the management agreement, the Company agreed to indemnify Vestar and its affiliates from and against all losses, claims, damages and liabilities arising out of the performance by Vestar of its services pursuant to the management agreement. The management agreement will terminate upon such time that Vestar and its partners and their respective affiliates hold, directly or indirectly in the aggregate, less than 20% of the voting power of the outstanding voting stock of the Company or upon initial public offering of common stock meeting certain specified requirements.

This agreement provides for the payment of reasonable and customary fees to Vestar for services in connection with a sale of the Company, an initial public offering by or involving NMH Investment or any of its subsidiaries or any extraordinary acquisition by or involving NMH Investment or any of its subsidiaries; provided, that such fees shall only be paid with the consent of the directors of the Company who are not affiliated with or employed by Vestar. The Company recorded $0.7 million of management fees and expenses for the six months ended March 31, 2014 and 2013. The accrued liability related to the management agreement was $0.2 million and $0.5 million at March 31, 2014 and September 30, 2013, respectively.

Lease Agreements

The Company leases several offices, homes and other facilities from its employees, or from relatives of employees, primarily in the states of Minnesota, Florida and California. These leases have various expiration dates extending out as far as January 2019. Related party lease expense was $0.7 million and $0.8 million for the six months ended March 31, 2014 and 2013, respectively.

8. Fair Value Measurements

The Company measures and reports its financial assets and liabilities on the basis of fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A three-level hierarchy for disclosure has been established to show the extent and level of judgment used to estimate fair value measurements, as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Significant other observable inputs (quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability).

Level 3: Significant unobservable inputs for the asset or liability. These values are generally determined using pricing models which utilize management estimates of market participant assumptions.

Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain.

A description of the valuation methodologies used for instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Assets and liabilities recorded at fair value at March 31, 2014 consist of:

(in thousands)	Total	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	$(1,627)	$—	$(1,627)	$—

Assets and liabilities recorded at fair value at September 30, 2013 consist of:

(in thousands)	Total	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	$(3,165)	$—	$(3,165)	$—

Interest rate swap agreements. The fair value of the swap agreements was recorded in current liabilities (under Other accrued liabilities) in the Company’s consolidated balance sheets. The fair value of these agreements was determined based on pricing models and independent formulas using current assumptions that included swap terms, interest rates and forward LIBOR curves and the Company’s credit risk.

At March 31, 2014 and September 30, 2013, the carrying values of cash, accounts receivable, accounts payable and variable rate debt approximated fair value. The carrying value and fair value of the Company’s fixed rate debt instruments are set forth below:

	March 31, 2014		September 30, 2013
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes (issued February 9, 2011)	$206,744	$226,840	$242,997	$268,750

The fair values were estimated using calculations based on quoted market prices when available and company—specific credit risk. If the Company’s long-term debt was measured at fair value, it would have been categorized as Level 2 in the fair value hierarchy.

9. Income Taxes

The Company’s effective income tax rate for the interim periods was based on management’s estimate of the Company’s annual effective tax rate for the applicable year. For the six months ended March 31, 2014, the Company’s effective income tax rate was 28.6%, as compared to an effective tax rate of 33.3% for the six months ended March 31, 2013. These rates differ from the federal statutory income tax rate primarily due to nondeductible permanent differences such as meals and nondeductible compensation, and net operating losses not benefited.

The Company files a federal consolidated return and files various state income tax returns. The Company files various state income tax returns and, generally, is no longer subject to income tax examinations by the taxing authorities for years prior to September 30, 2010. The Company did not have a reserve for uncertain income tax positions at March 31, 2014 and September 30, 2013. The Company does not expect any significant changes to unrecognized tax benefits within the next twelve months. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits as charges to income tax expense.

10. Segment Information

The Company has two reportable segments, Human Services and Post-Acute Specialty Rehabilitation Services (“SRS”).

The Human Services segment delivers home and community-based human services to adults and children with intellectual and/or developmental disabilities and to youth with emotional, behavioral and/or medically complex challenges. Human Services is organized in a reporting structure composed of two operating segments which are aggregated into one reportable segment based on similarity of the economic characteristics and services provided.

The SRS segment delivers health care and community-based health and human services to individuals who have suffered acquired brain and/or spinal injuries and other catastrophic injuries and illnesses. This segment is organized in a reporting structure composed of two operating segments which are aggregated based on similarity of economic characteristics and services provided.

Activities classified as “Corporate” in the table below relate primarily to unallocated home office items.

The Company generally evaluates the performance of its operating segments based on income (loss) from operations. The following is a financial summary by reportable operating segment for the periods indicated.

For the six months ended March 31,	Human Services	Post-Acute Specialty Rehabilitation Services	Corporate	Consolidated
	(in thousands)
2014
Net revenue	$506,617	$110,680	$—	$617,297
Income (loss) from operations	46,654	7,902	(26,405)	28,151
Total assets	656,084	200,503	149,902	1,006,489
Depreciation and amortization	22,390	9,023	1,257	32,670
Purchases of property and equipment	6,395	6,455	1,508	14,358
Income (loss) from continuing operations before income taxes	5,709	(730)	(28,664)	(23,685)
2013
Net revenue	$486,512	$102,695	$—	$589,207
Income (loss) from operations	40,114	8,030	(29,722)	18,422
Depreciation and amortization	22,304	7,689	1,152	31,145
Purchases of property and equipment	8,532	3,957	2,886	15,375
Income (loss) from continuing operations before income taxes	7,417	1,412	(29,208)	(20,379)

Revenue derived from contracts with state and local governmental payors in the state of Minnesota, the Company’s largest state, which is included in the Human Services segment, accounted for approximately 14% of the Company’s revenue for the six months ended March 31, 2014, as compared to 14% for the six months ended March 31, 2013.

11. Accruals for Self-Insurance

The Company maintains insurance for professional and general liability, workers’ compensation liability, automobile liability and health insurance liabilities that includes self-insured retentions. The Company intends to maintain such coverage in the future and is of the opinion that its insurance coverage is adequate to cover potential losses on asserted claims. Employment practices liability is fully self-insured.

The Company records expenses related to claims on an incurred basis, which includes estimates of fully developed losses for both reported and unreported claims. The accruals for the health, workers’ compensation, automobile, and professional and general liability programs are based on analyses performed by management and take into account reports by independent third parties. Accruals are periodically reevaluated and increased or decreased based on new information.

For professional and general liability, from October 1, 2011 to September 30, 2013, the Company was self-insured for the first $4.0 million of each and every claim with no aggregate limit. Commencing October 1, 2013, the Company is self-insured for $4.0 million per claim and $28.0 million in the aggregate. In connection with the acquisition by Vestar on June 29, 2006 (the “Merger”), the Company purchased additional insurance for certain claims relating to pre-Merger periods subject to $1.0 million per claim and up to $2.0 million in aggregate retentions.

For workers’ compensation, the Company has a $350 thousand per claim retention with statutory limits. Automobile liability has a $100 thousand per claim retention, with additional insurance coverage above the retention. The Company purchases specific stop loss insurance as protection against extraordinary claims liability for health insurance claims. Stop loss insurance covers claims that exceed $300 thousand on a per member basis.

The Company reports its self-insurance liabilities on a gross basis without giving effect to insurance recoveries. Anticipated insurance recoveries are presented in Prepaid expenses and other current assets and Other assets on the Company’s consolidated balance sheets. Self-insured liabilities are presented in Accrued payroll and related costs, Other accrued liabilities and Other long-term liabilities on its consolidated balance sheets.

12. Other Commitments and Contingencies

The Company is in the health and human services business and, therefore, has been and continues to be subject to substantial claims alleging that the Company, its employees or its independently contracted host-home caregivers (“Mentors”) failed to provide proper care for a client. The Company is also subject to claims by its clients, its employees, its Mentors or community members against the Company for negligence, intentional misconduct or violation of applicable laws. Included in the Company’s recent claims are claims alleging personal injury, assault, abuse, wrongful death and other charges. Regulatory agencies may initiate administrative proceedings alleging that the Company’s programs, employees or agents violate statutes and regulations and seek to impose monetary penalties on the Company. The Company could be required to incur significant costs to respond to regulatory investigations or defend against civil lawsuits and, if the Company does not prevail, the Company could be required to pay substantial amounts of money in damages, settlement amounts or penalties arising from these legal proceedings.

The Company is also subject to potential lawsuits under the False Claims Act and other federal and state whistleblower statutes designed to combat fraud and abuse in the health care industry. These lawsuits can involve significant monetary awards that may incentivize private plaintiffs to bring these suits. If the Company is found to have violated the False Claims Act, it could be excluded from participation in Medicaid and other federal healthcare programs. The Patient Protection and Affordable Care Act provides a mandate for more vigorous and widespread enforcement activity to combat fraud and abuse in the health care industry.

The Company is also subject to employee-related claims under state and federal law, including claims for discrimination, wrongful discharge or retaliation; claims for wage and hour violations under the Fair Labor Standards Act or state wage and hour laws.

Two subsidiaries are named defendants in an action currently pending in the Illinois Circuit Court, Cook County, Law Division. The action was brought September 10, 2009, on behalf of a minor with disabilities by her guardian ad litem and biological parents who seek damages for injuries suffered by the minor during a foster home placement coordinated by the Company. On May 22, 2014, we reached an agreement in principle to settle this action and a related lawsuit against our insurer. We have agreed to pay $1.5 million towards the settlement of this action, with the balance of the settlement to be paid by our insurers.

The Company reserves for costs related to contingencies in accordance with aggregate estimates, or when a loss is not included in its estimates and the loss is probable and the amount is reasonably estimable. While the Company believes the provision for legal contingencies is adequate, the outcome of the legal proceedings is difficult to predict and the Company may settle legal claims or be subject to judgments for amounts that differ from the Company’s estimates.

13. Subsequent Events

Acquisitions

On April 7, 2014, the Company acquired Tender Loving Care Metro, LLC, which is complementary to its Human Service business. Aggregate cash consideration for this acquisition was $3.0 million. The Company is in the process of completing the allocation of the purchase price to the fair value of net assets acquired.

We have considered the impact of subsequent events through May 27, 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Civitas Solutions, Inc.

Boston, Massachusetts

We have audited the accompanying consolidated balance sheets of Civitas Solutions, Inc. (formerly known as NMH Holdings, Inc.) and subsidiaries (the “Company”) as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholder’s equity (deficit), and cash flows for each of the three years in the period ended September 30, 2013. Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Civitas Solutions, Inc. and subsidiaries at September 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

May 27, 2014

Civitas Solutions, Inc.

Consolidated Balance Sheets

(Amounts in thousands, except share and per share amounts)

	September 30,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$19,440	$125
Restricted cash	807	1,134
Accounts receivable, net of allowances of $12,494 and $9,250 at September 30, 2013 and 2012, respectively	144,954	153,991
Deferred tax assets, net	18,424	18,764
Prepaid expenses and other current assets	18,641	20,974

Total current assets	202,266	194,988
Property and equipment, net	153,635	151,548
Intangible assets, net	336,191	372,385
Goodwill	235,525	234,263
Restricted cash	50,000	50,000
Other assets	43,652	42,696

Total assets	$1,021,269	$1,045,880

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable	$26,568	$33,640
Accrued payroll and related costs	65,340	60,010
Other accrued liabilities	45,066	50,385
Obligations under capital lease, current	430	461
Current portion of long-term debt	5,600	24,300

Total current liabilities	143,004	168,796
Other long-term liabilities	68,936	64,893
Deferred tax liabilities, net	69,816	81,340
Obligations under capital lease, less current portion	6,509	8,384
Long-term debt, less current portion	779,519	752,398

Total Liabilities	1,067,784	1,075,811
Commitments and contingencies (Note 16)

SHAREHOLDER’S DEFICIT
Common stock, $0.01 par value; 1,000 shares authorized and 10 shares issued and outstanding	—	—
Additional paid-in capital	90,325	90,091
Accumulated other comprehensive loss	(1,880)	(3,358)
Accumulated deficit	(134,960)	(116,664)

Total shareholder’s deficit	(46,515)	(29,931)

Total liabilities and shareholder’s deficit	$1,021,269	$1,045,880

See accompanying notes.

Civitas Solutions, Inc.

Consolidated Statements of Operations

(Amounts in thousands except share amounts)

	Year Ended September 30,
	2013	2012	2011
Net revenue	$1,198,653	$1,123,118	$1,062,773
Cost of revenue (exclusive of depreciation expense shown separately below)	935,143	874,778	823,009
Operating expenses:
General and administrative	146,040	140,221	144,011
Depreciation and amortization	64,146	60,534	61,330

Total operating expenses	210,186	200,755	205,341

Income from operations	53,324	47,585	34,423
Other income (expense):
Management fee of related party	(1,359)	(1,325)	(1,271)
Other income (expense), net	929	2	(142)
Extinguishment of debt	—	—	(23,684)
Interest income	137	332	22
Interest expense	(78,075)	(79,445)	(67,511)

Loss from continuing operations before income taxes	(25,044)	(32,851)	(58,163)
Benefit for income taxes	(9,472)	(19,283)	(19,287)

Loss from continuing operations	(15,572)	(13,568)	(38,876)
Loss from discontinued operations, net of tax of $1,731, $446 and $2,937	(2,724)	(701)	(4,625)

Net loss	$(18,296)	$(14,269)	$(43,501)

Loss per common share, basic and diluted:
Loss from continuing operations	$(1,557)	$(1,357)	$(3,888)
Loss from discontinued operations	(273)	(70)	(462)

Net loss	$(1,830)	$(1,427)	$(4,350)

Weighted average number of common shares outstanding	10	10	10

See accompanying notes.

Civitas Solutions, Inc.

Consolidated Statements of Comprehensive Loss

(Amounts in thousands)

	Year Ended September 30,
	2013	2012	2011
Net loss	$(18,296)	$(14,269)	$(43,501)
Other comprehensive loss (gain), net of tax:
Gain (loss) on derivative instrument net of tax for the fiscal years ended September 30, 2013, 2012 and 2011 of $1,027, $447 and $(2,727), respectively	1,478	659	(4,017)

Comprehensive loss	$(16,818)	$(13,610)	$(47,518)

See accompanying notes.

Civitas Solutions, Inc.

Consolidated Statements of Shareholder’s Equity (Deficit)

(Amounts in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Shareholder’s Equity (Deficit)
	Shares	Amount
Balance at October 1, 2010	10	$—	$87,269	$—	$(58,894)	$28,375
Other comprehensive loss, net of tax	—	—	—	(4,017)	—	(4,017)
Stock-based compensation	—	—	3,675	—	—	3,675
Dividend to NMH Investment	—	—	(1,450)	—	—	(1,450)
Net loss	—	—	—	—	(43,501)	(43,501)

Balance at September 30, 2011	10	—	89,494	(4,017)	(102,395)	(16,918)
Other comprehensive income, net of tax	—	—	—	659	—	659
Stock-based compensation	—	—	672	—	—	672
Dividend to NMH Investment	—	—	(75)	—	—	(75)
Net loss	—	—	—	—	(14,269)	(14,269)

Balance at September 30, 2012	10	—	90,091	(3,358)	(116,664)	(29,931)
Other comprehensive income, net of tax	—	—	—	1,478	—	1,478
Stock-based compensation	—	—	273	—	—	273
Dividend to NMH Investment	—	—	(39)	—	—	(39)
Net loss	—	—	—	—	(18,296)	(18,296)

Balance at September 30, 2013	10	$—	$90,325	$(1,880)	$(134,960)	$(46,515)

See accompanying notes.

Civitas Solutions, Inc.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended September 30,
	2013	2012	2011
Operating activities
Net loss	$(18,296)	$(14,269)	$(43,501)
Adjustments to reconcile net loss to net cash provided by operating activities:
Accounts receivable allowances	18,286	12,902	11,670
Depreciation and amortization of property and equipment	25,753	24,118	23,306
Amortization of other intangible assets	37,600	36,885	39,755
Amortization and write-off (in 2011) of original issue discount and initial purchasers discount	2,946	2,956	3,115
Amortization and write-off (in 2011) of financing costs	2,851	2,395	11,290
Stock-based compensation	273	672	3,675
Deferred income taxes	(12,212)	(16,103)	(23,729)
Loss (gain) on disposal of assets	165	283	(56)
Change in the fair value of contingent consideration	—	—	(2,545)
Non-cash impairment charge	6,344	955	11,893
Changes in operating assets and liabilities:
Accounts receivable	(9,249)	(33,092)	(19,424)
Other assets	553	(2,087)	2,790
Accounts payable	(5,930)	5,961	(1,045)
Accrued payroll and related costs	5,330	3,324	6,580
Other accrued liabilities	(2,719)	6,562	6,764
Other long-term liabilities	4,043	(2,211)	252

Net cash provided by operating activities	55,738	29,251	30,790
Investing activities
Cash paid for acquisitions, net of cash received	(9,275)	(16,544)	(12,688)
Purchases of property and equipment	(31,901)	(29,995)	(20,878)
Changes in restricted cash	327	(198)	(49,890)
Proceeds from sale of assets	1,472	4,075	914

Net cash used in investing activities	(39,377)	(42,662)	(82,542)
Financing activities
Repayments of long-term debt	(5,525)	(5,300)	(714,172)
Issuance of long term-debt, net of original issue discount	30,000	—	760,767
Proceeds from borrowings under senior revolver	469,400	679,200	30,600
Repayments of borrowings under senior revolver	(488,400)	(660,200)	(30,600)
Repayments of capital lease obligations	(434)	(399)	(244)
Cash paid for contingent consideration	—	—	(4,975)
Dividend to NMH Investment	(39)	(75)	(1,450)
Payments of financing costs	(2,048)	(78)	(14,421)

Net cash provided by financing activities	2,954	13,148	25,505
Net increase (decrease) in cash and cash equivalents	19,315	(263)	(26,247)
Cash and cash equivalents at beginning of period	125	388	26,635

Cash and cash equivalents at end of period	$19,440	$125	$388

Supplemental disclosure of cash flow information
Cash paid for interest	$71,670	$73,110	$60,263
Cash paid for income taxes, net	$1,665	$441	$1,601
Supplemental disclosure of non-cash investing activities:
Accrued property, plant and equipment	$919	$2,093	$1,601
Supplemental disclosure of non-cash financing activities:
Capital lease obligation incurred to acquire assets	$—	$2,434	$5,302

See accompanying notes.

Civitas Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2013

1. Basis of Presentation

Civitas Solutions, Inc., formerly known as NMH Holdings, Inc. (“Civitas”), is a wholly owned subsidiary of NMH Investment, LLC (“NMH Investment”). Substantially all of the equity interests of NMH Investment are owned by Vestar Capital Partners and certain of the Company’s executive officers and directors. Civitas is the sole member of NMH Holdings, LLC, which is the sole stockholder of National Mentor Holdings, Inc. (“NMHI”). Civitas, through its wholly owned subsidiaries (collectively, the “Company”), is a leading provider of home- and community-based health and human services to adults and children with intellectual and/or developmental disabilities, acquired brain injury and other catastrophic injuries and illnesses; and to youth with emotional, behavioral and/or medically complex challenges. Since the Company’s founding in 1980, the Company’s operations have grown to 35 states. The Company provides residential services to approximately 12,300 clients, some of whom also receive periodic services. Approximately 16,700 clients receive periodic services from the Company in non-residential settings.

The Company designs customized service plans to meet the unique needs of its clients, which it delivers in home- and community-based settings. Most of the Company’s service plans involve residential support, typically in small group homes, host home settings, or specialized community facilities, designed to improve the clients’ quality of life and to promote their independence and participation in community life. Other services offered include supported living, day and transitional programs, vocational services, case management, family-based and outpatient therapeutic services, post-acute treatment and neurorehabilitation, neurobehavioral rehabilitation and physical, occupational and speech therapies, among others. The Company’s customized service plans offer its clients as well as the payors of these services, an attractive, cost-effective alternative to health and human services provided in large, institutional settings.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change.

Cash Equivalents

The Company considers short-term investments with maturity dates of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents primarily consist of bank deposits and the carrying value of cash equivalents approximates fair value.

Restricted Cash

Restricted cash consists of a cash collateral account set up to support the issuance of letters of credit under the Company’s institutional letter of credit facility and funds provided from government payors restricted for client use.

Financial Instruments

Financial instruments include cash, accounts receivables, variable and fixed rate debt, and accounts payable. The carrying value of these instruments approximates their fair values with the exception of the fixed rate debt.

Concentrations of Credit and Other Risks

Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents, self-insurance receivables and accounts receivable. Cash and cash equivalents are deposited with federally insured commercial banks in the United States, which, at times may exceed federally insured limits. The unlimited coverage by the Federal Deposit Insurance Corporation (“FDIC”) expired on December 31, 2012. Accounts are currently guaranteed by the FDIC up to $250 thousand. The Company has not experienced any losses in such accounts. The Company derived approximately 87%, 87% and 90% of its revenue from state and local government payors for fiscal 2013, 2012 and 2011, respectively. These entities fund a significant portion of their payments to the Company through federal matching funds, which pass through various state and local government agencies.

Revenue Recognition

Revenue is reported net of allowances for unauthorized sales and estimated sales adjustments. Revenue is also reported net of any state provider taxes or gross receipts taxes levied on services the Company provides. Sales adjustments are estimated based on an analysis of historical sales adjustments and recent developments in payment trends. Revenue is recognized when evidence of an arrangement exists, the service has been provided, the price is fixed or determinable and collectibility is reasonably assured.

The Company recognizes revenue for services performed pursuant to contracts with various state and local government agencies and private health care agencies as follows: cost-reimbursement contract revenue is recognized at the time the service costs are incurred and units-of-service contract revenue is recognized at the time the service is provided. For the Company’s cost-reimbursement contracts, the rate provided by the payor is based on a certain level of service and types of costs incurred in delivering the service. From time to time, the Company receives payments under cost-reimbursement contracts in excess of the allowable costs required to support those payments. In such instances, the Company estimates and records a liability for such excess payments. At the end of the contract period, any balance of excess payments is maintained as a liability until it is reimbursed to the payor. Revenue in the future may be affected by changes in rate-setting structures, methodologies or interpretations that may be enacted in states where the Company operates or by the federal government.

Cost of Revenue

The Company classifies expenses directly related to providing services as Cost of revenue, except for depreciation and amortization related to cost of revenue, which are shown separately in the consolidated statements of operations. Direct costs and expenses principally include salaries and benefits for service provider employees, per diem payments to independently contracted host-home caregivers (“Mentors”), residential occupancy expenses, which are primarily comprised of rent and utilities related to facilities providing direct care, certain client expenses such as food and medicine and transportation costs for clients requiring services, and professional and general liability expense.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company provides for depreciation using straight-line methods over the estimated useful lives of the related assets. Estimated useful lives for buildings are 30 years. The useful lives for computer hardware and software are three years, the useful lives for furniture and equipment range from three to five years and the useful lives for vehicles are five years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the remaining lease term or seven years. Capital lease assets are depreciated over the lesser of the lease term or the useful life of the asset. Expenditures for maintenance and repairs are charged to operating expenses as incurred. When assets are sold or retired, the corresponding cost and accumulated depreciation are removed from the related accounts and any gain or loss is recorded in the period of the sale or retirement.

Internal Use Software Development Costs

The Company capitalizes certain costs associated with its internally developed software that are incurred subsequent to the preliminary project stage. Specifically, the Company capitalizes the payroll and payroll-related costs of employees who are directly involved with and who devote time to the Company’s software development project and other applicable third-party costs, and amortizes these costs on a straight-line basis over the estimated useful life of the software of three years. Amortization begins when the internal-use software is ready for its intended use.

Internal use software development costs of $1.3 million have been capitalized for the year ended September 30, 2013. The capitalized amounts were included as part of construction in progress on the consolidated balance sheets in Property and equipment. Because the Company believes that the project is not substantially complete and ready for its intended use, no amortization expense has been recorded to date.

Accounts Receivable

Accounts receivable primarily consist of amounts due from government agencies, not-for-profit providers and commercial insurance companies. An estimated allowance for doubtful accounts is recorded to the extent it is probable that a portion or all of a particular account will not be collected. In evaluating the collectibility of accounts receivable, the Company considers a number of factors, including payment trends in individual states, age of the accounts and the status of ongoing disputes with third party payors. Complex rules and regulations regarding billing and timely filing requirements in various states are also a factor in our assessment of the collectibility of accounts receivable. Actual collections of accounts receivable in subsequent periods may require changes in the estimated allowance for doubtful accounts. Changes in these estimates are charged or credited to revenue as a contractual allowance in the consolidated statements of operations in the period of the change in estimate.

Goodwill and Indefinite-lived Intangible Assets

The Company reviews costs of purchased businesses in excess of the fair value of net assets acquired (goodwill), and indefinite-lived intangible assets for impairment at least annually, unless significant changes in circumstances indicate a potential impairment may have occurred sooner. The Company conducts its annual impairment test for both goodwill and indefinite-lived intangible assets on July 1 of each year.

The Company is required to test goodwill on a reporting unit basis, of which there are two for each of the Company’s operating segments. The Company has the option to first assess qualitative factors to determine whether further impairment testing is necessary. The Company has elected to bypass the qualitative assessments for fiscal 2013 and proceed directly to the two-step impairment test. The first step is to compare the fair value of the reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value then the second step of the goodwill impairment test is performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill in order to determine the amount of impairment to be recognized. The excess of the carrying value of goodwill above the implied goodwill, if any, would be recognized as an impairment charge. Fair values are established using discounted cash flow and comparative market multiple methods.

For its indefinite-lived intangible assets, the Company has the option to first assess qualitative factors to determine whether further impairment testing is necessary. The Company has elected to bypass the qualitative assessments for fiscal 2013 and proceed directly to the quantitative impairment test. The impairment test for indefinite-lived intangible assets requires the determination of the fair value of the intangible asset. If the fair value of the indefinite-lived intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference. Fair values are established using the Relief from Royalty method.

The fair value of a reporting unit is based on discounted estimated future cash flows. The assumptions used to estimate fair value include management’s best estimates of future growth, capital expenditures, discount rates and market conditions over an estimate of the remaining operating period. As such, actual results may differ from these estimates and lead to a revaluation of the Company’s goodwill and indefinite-lived intangible assets. If updated estimates indicate that the fair value of goodwill or any indefinite-life intangibles is less than the carrying value of the asset, an impairment charge is recorded in the consolidated statements of operations in the period of the change in estimate.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. These deferred tax assets and liabilities are separated into current and long-term amounts based on the classification of the related assets and liabilities for financial reporting purposes and netted by jurisdiction. Valuation allowances on deferred tax assets are estimated based on the Company’s assessment of its ability to realize such amounts.

The Company also recognizes the benefits of tax positions when certain criteria are satisfied. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense which is consistent with the recognition of these items in prior reporting periods.

Derivative Financial Instruments

The Company reports derivative financial instruments on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Changes in the fair value of derivatives are recorded each period in current operations or in the consolidated statements of comprehensive income (loss) depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

The Company, from time to time, enters into interest rate swap agreements to hedge against variability in cash flows resulting from fluctuations in the benchmark interest rate, on the Company’s debt. These agreements involve the exchange of variable interest rates for fixed interest rates over the life of the swap agreement without an exchange of the notional amount upon which the payments are based. On a quarterly basis, the differential to be received or paid as interest rates change is accrued and recognized as an adjustment to interest expense in the accompanying consolidated statements of operations. In addition, on a quarterly basis the mark to market valuation is recorded as an adjustment to gain (loss) on derivative instrument within the consolidated statements of comprehensive income (loss). The related amount receivable from or payable to counterparties is included as an asset or liability, respectively, in the Company’s consolidated balance sheets.

Stock-Based Compensation

NMH Investment, the Company’s parent, adopted an equity-based compensation plan in 2006, and from time to time it has issued units of limited liability company interests pursuant to such plan, consisting of Class B Common Units, Class C Common Units, Class D Common Units, Class E Common Units, Class F Common Units, Class G Common Units and Class H Common Units. The units are limited liability company interests and are available for issuance to the Company’s employees and members of the Board of Directors for incentive purposes. For purposes of determining the compensation expense associated with these grants, management values the business enterprise using a variety of widely accepted valuation techniques which considered a number of factors such as the Company’s financial performance, the values of comparable companies and the lack of marketability of the Company’s equity. The Company then uses the option pricing method to determine the fair value of these units at the time of grant using valuation assumptions consisting of the expected term in which the units will be realized; a risk-free interest rate equal to the U.S. federal treasury bond rate consistent with the term assumption; expected dividend yield, for which there is none; and expected volatility based on the historical data of equity instruments of comparable companies. For Class B Common Units, Class C Common Units, Class D Common Units, Class E Common Units and Class F Common Units, the estimated fair value of the units, less an assumed forfeiture rate, is recognized in expense on a straight-line basis over the requisite service periods of the awards. The Class G Common Units and Class H Common Units vest upon a liquidity event and/or upon the occurrence of certain investment return conditions, for which the compensation expense will then be recognized in its entirety when probable.

Accruals for Self-Insurance

The Company maintains professional and general liability, workers’ compensation, automobile liability and health insurance with policies that include self-insured retentions. It is fully self-insured for employment practices liability claims. The Company records expenses related to claims on an incurred basis, which includes estimates of fully developed losses for both reported and unreported claims. The accruals for the health and workers’ compensation, automobile, employment practices and professional and general liability programs are based on analyses performed internally by management and may take into account reports by independent third parties. Accruals relating to prior periods are periodically re-evaluated and increased or decreased based on new information.

Self-Insurance Gross versus Net Presentation

The Company reports its insurance liabilities on a gross basis without giving effect to insurance recoveries. Anticipated insurance recoveries are presented in Prepaid expenses and other current assets and Other assets on the consolidated balance sheets. Self-insured liabilities are presented in Accrued payroll and related costs, Other accrued liabilities and Other long-term liabilities on the Company’s consolidated balance sheets.

Legal Contingencies

The Company is regularly involved in litigation and regulatory proceedings in the operation of its business. For claims that are not accounted for in its self-insurance reserves, the Company reserves for costs when a loss is probable and the amount is reasonably estimable. While the Company believes its provision for legal contingencies is adequate, the outcome of its legal proceedings is difficult to predict and it may settle legal claims or be subject to judgments for amounts that differ from its estimates. In addition, legal contingencies could have a material adverse impact on the Company’s results of operations, financial condition and cash flows in any given future reporting period.

Subsequent Events

We have considered the impact of subsequent events through May 27, 2014.

Discontinued Operations

The Company analyzes its operations that have been divested or classified as held-for-sale to determine if they qualify for discontinued operations accounting. Only operations that qualify as a component of an entity, as defined by the Accounting Standards Codification (“ASC”), can be classified as a discontinued operation. In addition, only components where the cash flows of the component have been or will be eliminated from ongoing operations by the end of the assessment period and where the Company does not have significant continuing involvement with the divested operations would qualify for discontinued operations accounting.

3. Recent Accounting Pronouncements

Presentation of Comprehensive Income—In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminated the option to report other comprehensive income and its components in the statement of changes in equity. The final standard requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. ASU 2011-05 is effective for the Company beginning in the first quarter of fiscal 2013 and was applied retrospectively. Additionally, the FASB issued ASU 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”) in February 2013. Under ASU 2013-02, an entity is required to provide information about the amounts reclassified from accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in the notes, significant amounts reclassified from accumulated other comprehensive income by the net income line item. ASU 2013-02 was effective for the Company beginning in the second quarter of fiscal 2013. The adoption of ASU 2011-05 and ASU 2013-02 impacted the presentation of other comprehensive loss as the Company previously presented the components of other comprehensive loss as part of the statement of changes in stockholder’s equity (deficit).

Intangibles—Goodwill and Other—In September 2011, the FASB issued Accounting Standards Update No. 2011-08, Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). Under ASU 2011-08, an entity has the option to first assess qualitative factors to determine whether further impairment testing is necessary. Additionally, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the impairment test, and perform the qualitative assessment in any subsequent period. ASU 2011-08 was effective for the Company in fiscal 2013. The adoption of this provision did not impact the consolidated financial statements as the Company has elected to proceed directly to the first step of the impairment test.

Intangibles-Goodwill and Other—In July 2012, the FASB issued Accounting Standards Update No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 amends the guidance in ASC 350, to provide an option to first make a qualitative assessment of whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount before applying the quantitative impairment test. An entity is required to perform the quantitative test only if it determines that it is more likely than not that the fair value of an indefinitely-lived intangible asset is less than its carrying amount. ASU 2012-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. The adoption of this provision did not impact the consolidated financial statements as the Company has elected to proceed directly to the first step of the impairment test.

Technical Corrections and Improvements—In October 2012, the FASB issued Accounting Standards Update No. 2012-04, Technical Corrections and Improvements (“ASU 2012-04”). The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update are effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 will not have a material impact to its consolidated financial statements.

Income Taxes—In July 2013, the FASB issued Accounting Standards Update No. 2013-11, Income Taxes (Topic 740): - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 requires an entity to present the reserve for uncertain tax positions when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires the reserve for uncertain tax positions to be presented in the financial statements as a reduction to the deferred tax asset for a tax loss or other tax carryforward that would be applied in the settlement of the uncertain tax position. This guidance, which is effective for interim and annual reporting periods beginning after December 15, 2013, will not have a material effect on our consolidated financial statements.

Reporting Discontinued Operations—In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). ASU 2014-08 changes the definition of a discontinued operation to include only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results, and changes the criteria and enhances disclosures for reporting discontinued operations. The pronouncement is to be applied prospectively, and is effective for our fiscal year that begins October 1, 2014. We do not expect that the adoption of this pronouncement will have a material effect on our consolidated financial statements.

4. Business Combinations

The operating results of the businesses acquired are included in the consolidated statements of operations from the date of acquisition. The Company accounted for the acquisitions under the acquisition method of accounting and, as a result, the purchase price was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The excess of the purchase price over the estimated fair value of net tangible assets was allocated to specifically identified intangible assets, with the residual being allocated to goodwill.

Fiscal 2013 Acquisitions

During the fiscal year ended September 30, 2013, the Company acquired three companies complementary to its business for total fair value consideration of $9.3 million.

Beyond Abilities. On September 20, 2013, the Company acquired the assets of Beyond Abilities for $4.4 million. Beyond Abilities is located in Wisconsin and provides residential and support services to individuals with cognitive disabilities and challenging behaviors. As a result of this acquisition, the Company recorded $1.3 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.1 million of tangible assets and $3.0 million of intangible assets, which included $1.5 million of agency contracts with a weighted average useful life of twelve years, $0.9 million of non-compete/non-solicit agreement with a useful life of 5 years, and $0.6 million of licenses and permits with a weighted average useful life of 10 years.

Community Links. On August 30, 2013, the Company acquired the assets of Community Links for $4.4 million. Community Links is located in Michigan and provides comprehensive supportive services to adults with traumatic brain injury. As a result of this acquisition, the Company recorded $1.3 million of goodwill in the Post-Acute Specialty Rehabilitation Services segment, which is expected to be deductible for tax purposes. The Company acquired $3.1 million of intangible assets which primarily included $3.0 million of agency contracts with a weighted average useful life of twelve years. The remaining purchase price was allocated to tangible assets.

Carolina Autism. On November 1, 2012, the Company acquired the assets of Carolina Autism for $0.5 million. Carolina Autism is located in South Carolina and provides group home services, behavioral services and related services primarily to individuals diagnosed with autism and pervasive development disorders. As a result of this acquisition, the Company recorded $14 thousand of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.4 million of intangible assets which included $0.2 million of licenses and permits with a weighted average useful life of 10 years, $0.1 million of non-complete/non-solicit agreement with a useful life of five years and $0.1 million of agency contracts with a weighted average useful life of 12 years. The remaining purchase price was allocated to tangible assets.

The following table summarizes the recognized amounts of identifiable assets acquired and liabilities assumed at the date of the acquisition:

(in thousands)	Beyond Abilities	Community Links	Carolina Autism	TOTAL
Identifiable intangible assets	$2,984	$3,078	$420	$6,482
Other assets, current and long term	—	16	2	18
Property and equipment	136	46	39	221

Total identifiable net assets	$3,120	$3,140	$461	$6,721
Goodwill	$1,280	$1,260	$14	$2,554

Fiscal 2012 Acquisitions

During the fiscal year ended September 30, 2012, the Company acquired seven companies complementary to its business for total fair value consideration of $16.5 million.

Families Together. On November 30, 2011, the Company acquired the assets of Families Together, Inc. (“Families Together”) for $3.0 million. Families Together is located in North Carolina and provides intensive in-home services, day treatment, case management, outpatient therapy and similar periodic services to children and their families. As a result of this acquisition, the Company recorded $0.9 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $2.1 million of intangible assets which included $1.0 million of non-compete agreement with a useful life of five years, $0.8 million of agency contracts with a weighted average useful life of eleven years, and $0.3 million of licenses and permits with a weighted average useful life of ten years.

SCVP. On March 26, 2012, the Company acquired the assets of SCVP, Inc. (“SCVP”) for $0.4 million. SCVP is located in Oregon and provides day program services and related services to individuals with developmental disabilities. The Company acquired $0.3 million of agency contracts with a weighted average useful life of ten years and $0.1 million of goodwill in the Human Services segment. The goodwill is expected to be deductible for tax purposes.

Copper Family Community Care. On April 5, 2012, the Company acquired the assets of Copper Family Community Care, Inc. (“Copper Family”) for $2.6 million. Copper Family is located in Wisconsin and provides group home services and related services to individuals with developmental disabilities. As a result of the acquisition, the Company recorded $0.7 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.1 million of tangible assets and $1.8 million of intangible assets, which included $1.4 million of agency contracts with a weighted average useful life of eleven years and $0.4 million of licenses and permits with a weighted average useful life of ten years.

Alpha Group Administrators. On August 31, 2012, the Company acquired the assets of Alpha Group Administrators, Inc. (“Alpha Group”) for $2.3 million. Alpha Group is located in Arizona and provides specialized care through group home services and day treatment services for clients with complex behavioral challenges, as well as intellectual and developmental disabilities. As a result of the acquisition, the Company recorded $0.1 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.3 million of tangible assets and $1.9 million of intangible assets, which included $1.6 million of agency contracts with a weighted average useful life of twelve years and $0.3 million of licenses and permits with a weighted average useful life of ten years.

Radical Rehab Solutions. On August 31, 2012, the Company acquired the assets of Radical Rehab Solutions, LLC (“Radical Rehab”) for $8.0 million. Radical Rehab is located in Kentucky and provides community-based, post-acute rehabilitation programs for clients with acquired brain injury. As a result of the acquisition, the Company recorded $1.6 million of goodwill in the Post-Acute Specialty Rehabilitation Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.1 million of tangible assets and $6.3 million of intangible assets which included $5.4 million of agency contracts with a weighted average useful life of twelve years, $0.7 million of licenses and permits with a weighted average useful life of ten years, and $0.2 million of non-compete/non-solicit with a weighted average useful life of five years.

Other Acquisitions. Additionally, during the first quarter of 2012, the Company acquired selected assets of Zumbro House, Inc., which provides group home services to individuals with developmental disabilities in the Mankato, Minnesota area and Georgia Rehabilitation Institute d/b/a Walton Rehabilitation Health System, a provider of acquired brain injury services in Georgia, for total cash of $0.2 million, $0.1 million of which was allocated to intangible assets.

The following table summarizes the recognized amounts of identifiable assets acquired and liabilities assumed at the date of the acquisition:

(in thousands)	Families Together	SCVP	Copper Family	Alpha Group	Radical Rehab	Other Acquisitions	TOTAL
Identifiable intangible assets	$2,102	$291	$1,836	$1,927	$6,340	$89	$12,585
Other assets, current and long term	—	—	—	—	41	—	41
Property and equipment	6	5	116	288	62	20	497

Total identifiable net assets	$2,108	$296	$1,952	$2,215	$6,443	$109	$13,123
Goodwill	$892	$154	$687	$85	$1,557	$46	$3,421

Fiscal 2011 Acquisitions

During fiscal 2011, the Company acquired seven companies complementary to its business for total fair value consideration of $12.6 million.

New Start Homes. On October 1, 2010, the Company acquired the assets of New Start Homes, Inc. (“New Start Homes”) for total fair value consideration of $0.7 million. New Start Homes is a health facility located in California that provides congregate living inpatient services to mentally alert individuals who have spinal cord injuries, neurological illnesses or injuries or similar conditions and may be ventilator dependent. As a result of the New Start Homes acquisition, the Company recorded $0.2 million of goodwill in the Post-Acute Specialty Rehabilitation segment, which is expected to be deductible for tax purposes. The Company acquired $0.5 million of intangible assets which included $0.3 million in agency contracts with a weighted average useful life of eleven years and $0.2 million in license and permits with a weighted average useful life of ten years.

ViaQuest Behavorial Health. On October 26, 2010, the Company acquired the assets of ViaQuest Behavorial Health of Pennsylvania, LLC (“ViaQuest”) for total cash of $1.1 million. ViaQuest provides residential and periodic services to individuals with behavioral health issues. As a result of the ViaQuest acquisition, the Company initially recorded $0.4 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $0.6 million of intangibles assets which primarily included $0.5 million of agency contracts with a weighted average useful life of eleven years. The remaining purchase price was allocated to tangible assets. During fiscal 2011, the Company wrote off $0.2 million of goodwill and $0.2 million of intangible assets related to underperforming programs within the Viaquest operations.

Phoenix Homes. On December 31, 2010, the Company acquired the assets of Phoenix Homes, Inc. (“Phoenix Homes”) for total cash of $1.1 million. Phoenix Homes is a licensed child-placing agency that provides community-based, family focused therapeutic foster care to families and children in crisis or at risk in Maryland and Rhode Island. As a result of this acquisition, the Company initially recorded $0.1 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The Company acquired $1.0 million of intangibles assets which primarily included $0.7 million of agency contracts with a weighted average useful life of eleven years. During fiscal 2012, the Company wrote off $0.1 million of goodwill and $0.9 million of intangible assets related to underperforming programs within the Phoenix Homes operations.

Inclusive Solutions. On June 1, 2011, the Company acquired the assets of MEIS, LLC and New Life Enterprises N.W. Ohio, Inc., d/b/a Inclusive Solutions (“Inclusive Solutions”) for total cash of $2.0 million. Inclusive Solutions operates in Ohio and provides community based services to individuals with developmental disabilities. As a result of this acquisition, the Company recorded $0.6 million of goodwill in the Human Services segment, which is expected to be deductible for tax purposes. The acquired intangible assets included $0.5 million of agency contracts with a weighted average useful life of eleven years and $0.4 million of license and permits with a weighted average useful life of ten years. The remaining purchase price was allocated to tangible assets.

Communicare. On June 23, 2011, the Company acquired the assets of Communicare, LLC (“Communicare”) for total fair value consideration of $8.1 million, which initially included $0.8 million of accrued contingent consideration. The fair value of the contingent consideration on the date of acquisition was $0.8 million and was subsequently reduced to zero at September 30, 2011. The subsequent adjustment was recognized as an increase to earnings and included in General and administrative expenses in the consolidated statements of operations. As of June 23, 2012, the termination date of the contingency payout, the purchased entity did not meet certain earnings targets and therefore no additional earn out payment was made related to the $0.8 million accrued contingency consideration.

Communicare provides health, rehabilitation and residential services in the state of Florida to individuals with brain injuries, neuromuscular disorders, spinal cord injuries, pulmonary disorders, congenital anomalies, developmental disabilities and similar conditions. The Company recorded $3.8 million of goodwill in the Post-Acute Specialty Rehabilitation Services segment as a result of the Communicare acquisition, which is expected to be deductible for tax purposes. The Company acquired $4.2 million of intangible assets which primarily included $2.0 million of agency contracts with a weighted average useful life of eleven years and $1.6 million of non-compete with an estimated useful life of five years. The remaining purchase price was allocated to tangible assets and liabilities.

Other Acquisitions. During fiscal 2011, the Company acquired the assets of SunnySide Homes of Redwood Falls, Inc., which consists of two group homes and TheraCare of New Jersey, Inc., a provider of behavioral health services for total cash of $0.3 million and $0.2 million of which was allocated to intangible assets.

The following table summarizes the recognized amounts of identifiable assets acquired and liabilities assumed at the date of the acquisition:

(in thousands)	New Start Homes	ViaQuest	Phoenix	Inclusive Solutions	Communicare	Other Acquisitions	TOTAL
Accounts receivable	$—	$191	$—	$—	$—	$—	$191
Other assets, current and long term	—	—	4	—	—	—	4
Identifiable intangible assets	450	641	951	984	4,238	317	7,581
Property and equipment	3	—	—	413	91	—	507
Accounts payable and accrued expenses	—	(116)	—	—	(800)	—	(916)

Total identifiable net assets	$453	$716	$955	$1,397	$3,529	$317	$7,367
Goodwill	$197	$384	$120	$603	$3,795	$122	$5,221

Pro forma Results of Operations

The unaudited pro forma results of operations provided below for fiscal 2013, 2012 and 2011 are presented as though acquisitions made during fiscal 2013, 2012 and 2011 had occurred at the beginning of the period immediately prior to the year of acquisition. The pro forma information presented below does not intend to indicate what the Company’s results of operations would have been if the acquisitions had in fact occurred at the beginning of the earliest period presented nor does it intend to be a projection of the impact on future results or trends. The Company has determined that the presentation of the results of operations for each of these acquisitions, from the date of acquisition, is impracticable due to the integration of the operations upon acquisition.

(in thousands)	Year Ended September 30, 2013	Year Ended September 30, 2012	Year Ended September 30, 2011
Net revenue	$1,208,808	$1,154,893	$1,096,872
Income from operations	55,591	53,373	40,315

5. Discontinued Operations

FAS Virginia

During fiscal 2013, the Company closed certain Human Services operations in the state of Virginia, Family Advocacy Services, LLC (“FAS Virginia”) and recorded a pre-tax loss of $3.6 million for fiscal 2013. FAS Virginia was included in the Human Services segment and the results of the operations are presented as discontinued operations in the consolidated statements of operations and the prior periods have been reclassified. Loss from discontinued operations for FAS Virginia for fiscal 2013 included a $3.4 million write-off of intangible assets.

Mentor Rhode Island

During fiscal 2013, the Company adopted a plan to sell its Human Services operations in the state of Rhode Island (“Mentor Rhode Island”). The Company completed the sale in the third quarter of fiscal 2013 and recorded a pre-tax loss of $0.8 million for fiscal 2013. The operations of Mentor Rhode Island are presented as discontinued operations in the consolidated statements of operations and the prior periods have been reclassified. Loss from discontinued operations for fiscal 2013 included a $0.7 million impairment charge related to the write-off of intangible assets.

RCDS

During fiscal 2011, the Company closed its business operations in the state of New York, Rockland Child Development Services, Inc. (“RCDS”) and recognized a pre-tax loss of $8.0 million during the fiscal year ended September 30, 2011. RCDS was acquired in December 2006 and, as a result of this closure, the Company no longer provides services in New York. RCDS was included in the Human Services segment and the results of operations are reported separately as discontinued operations in the consolidated statements of operations and the prior periods have been reclassified. Loss from discontinued operations for fiscal 2011 included a $3.1 million write-off of goodwill and a $2.8 million write-off of intangible assets.

Other

Also during fiscal 2011, the Company closed its Human Services operations in the states of Nebraska and New Hampshire and recognized a total pre-tax loss of $0.2 million for fiscal 2011. The results of operations are reported separately as discontinued operations in the consolidated statements of operations.

The net revenue and loss before income taxes for the Company’s discontinued operations at September 30:

	2013	2012	2011
	(In thousands)
Net revenue	$2,339	$6,455	$14,489
Loss before income taxes	(4,455)	(1,147)	(7,563)

6. Goodwill and Intangible Assets

Goodwill

The changes in goodwill for the years ended September 30, 2013 and 2012 are as follows:

	Human Services	Post-Acute Specialty Rehabilitation Services	Total
	(In thousands)
Balance as of October 1, 2011	$167,779	$63,138	$230,917
Goodwill acquired through acquisitions	1,860	1,561	3,421
Goodwill written off related to disposal of businesses	(75)	—	(75)
Balance as of September 30, 2012	169,564	64,699	234,263

Goodwill acquired through acquisitions	1,294	1,260	2,554
Goodwill written off related to disposal of businesses	(1,334)	—	(1,334)
Adjustments to goodwill, net	—	42	42

Balance as of September 30, 2013	$169,524	$66,001	$235,525

During fiscal 2013, the Company wrote off goodwill of underperforming programs within the Human Services segment which were closed as of September 30, 2013. The total charge was $1.3 million and is included in General and administrative expense in the consolidated statements of operations. Additionally, the adjustments to goodwill reflect the final purchase price for acquisitions, as determined during the measurement period.

Annual Goodwill Impairment Testing

The Company tests goodwill at least annually for possible impairment. The Company completes the annual testing of impairment on July 1 of each fiscal year. In addition to its annual test, the Company regularly evaluates whether events or circumstances have occurred that may indicate a potential impairment of these assets.

The Company elected to bypass the qualitative assessments for fiscal 2013 and proceed directly to the two-step impairment test. The process of testing goodwill for impairment involves the determination of the fair value of the applicable reporting units. The test consists of a two-step process. The first step is the comparison of the fair value to the carrying value of the reporting unit to determine if the carrying value exceeds the fair value.

The second step measures the amount of an impairment loss, and is only performed if the carrying value exceeds the fair value of the reporting unit. We estimated the fair value of each of our reporting units using the income approach. We forecasted future cash flows by reporting unit for each of the next seven years and applied a long-term growth rate to the final year of the forecasted cash flows. The cash flows were then discounted using our estimated discount rate. We compared the estimated fair value to the carrying value. The estimated fair value of the reporting unit exceeds the carrying value by more than 25%. The Company performed its annual impairment testing for its reporting units as of July 1, 2013, its annual impairment date, and concluded based on the first step of the process that there was no goodwill impairment.

The Company has consistently employed the income approach to estimate the current fair value when testing for impairment of goodwill. A number of significant assumptions and estimates are involved in the application of the income approach to forecast operating cash flows, including revenue growth, tax rates, capital spending, discount rate and working capital changes.

Cash flow forecasts are based on business unit operating plans and historical relationships. The income approach is sensitive to changes in long-term terminal growth rates and the discount rate. The long-term terminal growth rates are consistent with the Company’s historical long-term terminal growth rates, as the current economic trends are not expected to affect the long-term terminal growth rates of the Company. The discount rate was selected based on the estimated rate of return as well as time value of money.

Intangible Assets

Intangible assets consist of the following as of September 30, 2013:

Description	Weighted Average Remaining Life	Gross Carrying Value	Accumulated Amortization	Intangible Assets, Net
(in thousands)
Agency contracts	9 years	$464,480	$195,737	$268,743
Non-compete/non-solicit	3 years	4,929	2,058	2,871
Relationship with contracted caregivers	3 years	10,963	7,905	3,058
Trade names	4 years	3,787	2,431	1,356
Trade names (indefinite life)	—	42,400	—	42,400
Licenses and permits	4 years	45,760	28,343	17,417
Intellectual property	3 years	904	558	346

		$573,223	$237,032	$336,191

Intangible assets consist of the following as of September 30, 2012:

Description	Weighted Average Remaining Life	Gross Carrying Value	Accumulated Amortization	Intangible Assets, Net
(in thousands)
Agency contracts	10 years	$467,639	$167,976	$299,663
Non-compete/non-solicit	3 years	3,949	1,301	2,648
Relationship with contracted caregivers	4 years	11,051	6,831	4,220
Trade names	5 years	3,774	2,078	1,696
Trade names (indefinite life)	—	42,400	—	42,400
Licenses and permits	5 years	45,194	23,911	21,283
Intellectual property	4 years	904	429	475

		$574,911	$202,526	$372,385

For fiscal years ended 2013, 2012 and 2011, the amortization expense for continuing operations was $38.4 million, $36.5 million and $38.2 million, respectively. The amortization expense for discontinued operations was $0.2 million, $0.4 million and $1.5 million for fiscal years ended 2013, 2012 and 2011, respectively.

Annual Indefinite Life Impairment Testing

The Company tests indefinite-lived intangible assets at least annually for possible impairment. Accordingly, the Company completes the annual testing of impairment for indefinite-lived intangible assets on July 1 of each fiscal year. In addition to its annual test, the Company regularly evaluates whether events or circumstances have occurred that may indicate a potential impairment of these assets.

The impairment test consists of a comparison of the fair value of the non-amortizing intangible asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss in an amount equal to that excess is recognized. The Company has consistently employed the relief from royalty model to estimate the current fair value when testing for impairment of indefinite-lived intangible assets.

In addition, the Company evaluates the remaining useful life of its indefinite-lived intangible assets at least annually to determine whether events or circumstances continue to support an indefinite useful life. If events or circumstances indicate that the useful lives of indefinite-lived intangible assets are no longer indefinite, the assets will be tested for impairment.

The Company elected to bypass the qualitative assessments for fiscal 2013 and proceeded directly to the quantitative impairment test. The Company performed its annual impairment testing as of July 1, 2013, its annual impairment date, and concluded that there is no impairment to its indefinite lived trade names. The fair value of these assets was determined using management’s estimates about future cash flows.

Long Lived Impairment Testing

During the assessment of long-lived assets that was performed during fiscal 2013, the Company determined that certain of its intangible assets were impaired related to underperforming programs within the Human Services segment, which consisted primarily of $0.9 million of agency contracts and $0.1 million of licenses and permits. Additionally in fiscal 2011, the Company determined that the carrying value of certain of its agency contracts and licenses and permits in the Human Services and Post-Acute Specialty Rehabilitation Services segments exceeded their fair value. The fair value of these assets was determined using management’s estimates about future cash flows, which is a Level 3 financial measurement.

As a result, the Company recorded $1.0 million and $2.7 million of amortization expense related to the write-off of these intangible assets for the years ended September 30, 2013 and 2011, respectively. This charge is included in Depreciation and amortization expense in the accompanying statements of operations.

The estimated remaining amortization expense related to intangible assets with finite lives for each of the five succeeding years and thereafter is as follows:

Year Ending September 30,	(In thousands)
2014	$37,188
2015	35,385
2016	33,475
2017	29,284
2018	28,361
Thereafter	130,098

$293,791

7. Property and Equipment

Property and equipment consists of the following at September 30:

	2013	2012
	(In thousands)
Buildings and land	$123,046	$123,478
Vehicles	45,846	41,113
Computer hardware	29,661	25,233
Leasehold improvements	38,755	29,269
Furniture and fixtures	12,931	11,151
Office and telecommunication equipment	8,115	8,012
Construction in progress	2,246	1,539

	260,600	239,795
Less accumulated depreciation and amortization	(106,965)	(88,247)

Property and equipment, net	$153,635	$151,548

For fiscal years ended 2013, 2012 and 2011, depreciation expense for continuing operations was $25.7 million, $24.1 million and $23.1 million, respectively, and depreciation expense for discontinued operations was $20 thousand, $47 thousand and $0.2 million, respectively.

8. Certain Balance Sheet Accounts

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following at September 30:

	2013	2012
	(In thousands)
Prepaid business expense	$2,906	$4,005
Prepaid insurance	1,309	1,631
Anticipated insurance recoveries	9,966	11,267
Other	4,460	4,071

Prepaid expenses and other current assets	$18,641	$20,974

Other Accrued Liabilities

Other accrued liabilities consist of the following at September 30:

	2013	2012
	(In thousands)
Accrued insurance	$18,756	$19,930
Accrued swap valuation liability	3,165	5,638
Due to third party payors	3,569	5,444
Deferred revenue	7,678	5,412
Other	11,898	13,961

Other accrued liabilities	$45,066	$50,385

Other Long-Term Liabilities

Other long-term liabilities consist of the following at September 30:

	2013	2012
	(In thousands)
Accrued self-insurance reserves	$54,781	$53,647
Other	14,155	11,246

Other long-term liabilities	$68,936	$64,893

9. Long-term Debt

The Company’s long-term debt consists of the following at September 30:

	2013	2012
	(in thousands)
NMHI’s Term loan (including the Incremental Term Loan), principal and interest due in quarterly installments through February 9, 2017	$546,525	$522,050
Original issue discount on term loan, net of accumulated amortization	(4,403)	(5,737)
NMHI’s Senior notes, due February 15, 2018; semi-annual cash interest payments due each February 15th and August 15th (interest rate of 12.50%)	250,000	250,000
Original issue discount and initial purchaser discount on senior notes, net of accumulated amortization	(7,003)	(8,615)
NMHI’s Senior revolver, due February 9, 2016; quarterly cash interest payments at a variable interest rate	—	19,000

	785,119	776,698
Less current portion	5,600	24,300

Long-term debt	$779,519	$752,398

On February 9, 2011, NMHI entered into senior secured credit facilities (as discussed below) and issued $250.0 million in aggregate principal amount of 12.50% senior notes due 2018 (the “senior notes”).

In connection with the refinancing transactions, all previous outstanding debt was repaid. The Company incurred $23.7 million of net expenses related to the refinancing transactions

Senior Secured Credit Facilities

On February 9, 2011, NMHI entered into a senior credit agreement (the “senior credit agreement”) for senior secured credit facilities, consisting of a (i) six-year $530.0 million term loan facility, of which $50.0 million was deposited in a cash collateral account in support of issuance of letters of credit under an institutional letter of credit facility (the “institutional letter of credit facility”) and a (ii) $75.0 million five-year senior secured revolving credit facility. The Company refers to these facilities, as amended on October 15, 2012, as the “senior secured credit facilities.

On October 15, 2012, NMHI entered into an Amendment Agreement (the “Amendment Agreement”), to amend and restate the senior credit agreement governing the senior secured credit facilities. The Amendment Agreement converted the existing term loan facility into a tranche B-1 term loan facility in aggregate principal amount of $522.1 million (the “term loan”). The proceeds were used to prepay the existing term loan facility. Total fees incurred related to the Amendment Agreement were $1.7 million, of which a majority of the amount is being amortized over the life of the term loan. The Amendment Agreement also replaced NMHI’s existing $75.0 million revolving credit facility and the borrowings thereunder with a new $75.0 million revolving credit facility (the “senior revolver”). The interest rates under the senior secured credit facilities were unchanged by the Amendment Agreement, except that the LIBOR floor applicable to borrowings under the senior secured credit facilities was reduced by 0.50%.

The interest rate on borrowings under the senior secured credit facilities is equal to (i) a rate equal to the greater of (a) the prime rate, (b) the federal funds rate plus 1/2 of 1% and (c) the Eurodollar rate for an interest period of one-month beginning on such day plus 100 basis points (subject to an ABR floor of 2.25% per annum), plus 4.25%; or (ii) the Eurodollar rate (subject to a LIBOR floor of 1.25% per annum), plus 5.25%, at NMHI’s option.

Term loan

The original term loan was issued at a price equal to 98.5% of its face value. The senior credit agreement also includes an annual provision for the prepayment of a portion of the outstanding term loan amounts beginning in fiscal 2011 equal to an amount ranging from 0 to 50% of a calculated amount, depending on the Company’s leverage ratio, if the Company generates certain levels of cash flow. NMHI has not been required to make such a prepayment of its term loan as of September 30, 2013. The Company is required to repay the term loan in quarterly principal installments of 0.25% of the original principal amount, with the balance payable at maturity.

On February 4, 2013, NMHI entered into an Incremental Amendment No. 1 (the “Incremental Amendment No. 1”) to the Amendment Agreement. The Incremental Amendment No. 1 provided for an additional $30.0 million term loan (the “incremental term loan”) under NMHI’s existing term loan. The net proceeds of the incremental term loan were used to repay $29.8 million of outstanding borrowings under the senior revolver. Total fees incurred related to the Incremental Amendment No.1 were $0.4 million which are being amortized over the remaining period of the term loan. NMHI is required to repay the incremental term loan in quarterly principal installments of 0.25% of the principal amount, with the balance payable at maturity of the term loan. All of the other terms of the incremental term loan are identical to the term loan.

At September 30, 2013, NMHI had $546.5 million of borrowings under the term loan (including the incremental term loan). At September 30, 2013, the variable interest rate on the term loan was 6.5%.

Senior revolver

During the fiscal year ended September 30, 2013, NMHI drew $469.4 million under the senior revolver and repaid $488.4 million during the period (including borrowings and repayments prior to the Amendment Agreement). At September 30, 2013, NMHI had no outstanding borrowings under the senior revolver and $75.0 million of availability under the senior revolver. NMHI had $42.2 million of standby letters of credit issued under the institutional letter of credit facility primarily related to the Company’s workers’ compensation insurance coverage. Letters of credit can be issued under NMHI’s institutional letter of credit facility up to the $50.0 million limit and letters of credit in excess of that amount reduce availability under the Company’s senior revolver. The interest rate for borrowings under the senior revolver was 7.5% as of September 30, 2013.

The senior revolver includes borrowing capacity available for borrowings on same-day notice, referred to as the “swingline loans.” Any swingline loans or other borrowings under the senior revolver, would have maturities less than one year, and would be reflected under Current portion of long-term debt on the Company’s consolidated balance sheets.

Senior Notes

In connection with the refinancing transactions in February 2011, NMHI issued $250.0 million of 12.5% senior notes due 2018 (the “senior notes”) at a price equal to 97.7% of their face value, for net proceeds of $244.3 million. The net proceeds were reduced by an initial purchasers’ discount of $5.6 million. The senior notes are NMHI’s unsecured obligations and are guaranteed by certain of NMHI’s existing subsidiaries.

Derivatives

NMHI entered into an interest rate swap in a notional amount of $400.0 million effective March 31, 2011, maturing on September 30, 2014. NMHI entered into this interest rate swap to hedge the risk of changes in the floating rate of interest on borrowings under the term loan. Under the terms of the swap, NMHI received from the counterparty a quarterly payment based on a rate equal to the greater of 3-month LIBOR and 1.75% per annum, and NMHI made payments to the counterparty based on a fixed rate of 2.55% per annum, in each case on the notional amount of $400.0 million, settled on a net payment basis.

On October 15, 2012, NMHI amended the terms of its interest rate swap agreement in connection with the amendment and restatement of the terms of the senior secured credit facilities. The notional amount of the interest rate swap of $400.0 million and maturity date of September 30, 2014 remained unchanged. Under the new terms of the interest rate swap, NMHI receives from the counterparty a quarterly payment based on a rate equal to the greater of 3-month LIBOR and 1.25% per annum, and NMHI makes payments to the counterparty based on a fixed rate of 2.08% per annum, in each case on the notional amount of $400.0 million, settled on a net payment basis. Based on the applicable margin of 5.25% under NMHI’s term loan, this swap effectively fixed NMHI’s cost of borrowing for $400.0 million of the term loan at 7.3% per annum for the term of the swap. As a result of the modification of the terms of the interest rate swap agreement, the fair value of the interest rate swap was increased by $68 thousand and the increase in fair value is being amortized into Other income (expense) over the remaining term of the interest rate swap agreement.

NMHI accounts for the interest rate swap as a cash flow hedge and the effectiveness of the hedge relationship is assessed on a quarterly basis. The fair value of the swap agreement, representing the price that would be paid to transfer the liability in an orderly transaction between market participants, was $3.2 million, or $1.9 million after taxes, at September 30, 2013. The fair value was recorded in current liabilities (under Other accrued liabilities) and was determined based on pricing models and independent formulas using current assumptions. The change in fair market value is recorded in the consolidated statements of comprehensive loss.

Annual maturities

Annual maturities of the Company’s debt for the years ended September 30 are as follows.

Amounts due at any year end may increase as a result of the provision in the senior credit agreement that requires a prepayment of a portion of the outstanding term loan amounts if the Company generates certain levels of cash flow.

(In thousands)
2014	$5,600
2015	5,600
2016	5,600
2017	529,725
2018	250,000
Thereafter	—

Total	$796,525

New Senior Secured Credit Facilities

On January 31, 2014, NMHI and NMH Holdings, LLC entered into a new senior credit agreement (the “new senior credit agreement”) with Barclays Bank PLC, as administrative agent, and the other agents and lenders named therein, for the new senior secured credit facilities (the “senior secured credit facilities”), consisting of a $600.0 million term loan facility (the “term loan facility”), of which $50.0 million was deposited in a cash collateral account in support of issuance of letters of credit under an institutional letter of credit facility (the “institutional letter of credit facility”), and a $100.0 million senior secured revolving credit facility (the “senior revolver”). The term loan facility has a seven-year maturity and the senior revolver has a five-year maturity provided, that if NMHI’s senior notes due 2018 are not refinanced in full on or prior to the date that is three months prior to February 15, 2018, such maturity dates shall spring forward to November 15, 2017. The senior credit agreement provides that NMHI may make one or more offers to the lenders, and consummate transactions with individual lenders that accept the terms contained in such offers, to extend the maturity date of the lender’s term loans and/or revolving commitments, subject to certain conditions, and any extended term loans or revolving commitments will constitute a separate class of term loans or revolving commitments.

All of NMHI’s obligations under the new senior secured credit facilities are guaranteed by NMH Holdings, LLC and the subsidiary guarantors named therein (the “Subsidiary Guarantors”). Pursuant to the Guarantee and Security Agreement, dated as of January 31, 2014 (the “guarantee and security agreement”), among NMH Holdings, LLC as parent guarantor, NMHI, certain subsidiaries of NMHI, as subsidiary guarantors and Barclays Bank, PLC, as administrative agent, subject to certain exceptions, the obligations under the senior secured credit facilities are secured by a pledge of 100% of NMHI’s capital stock and the capital stock of certain domestic subsidiaries and a security interest in substantially all of NMHI’s tangible and intangible assets and the tangible and intangible assets of NMH Holdings, LLC and each Subsidiary Guarantor.

Borrowings under the new senior secured credit facilities bear interest, at NMHI’s option, at: (i) an ABR rate equal to the greater of (a) the prime rate of Barclays Bank PLC, (b) the federal funds rate plus 1/2 of 1.0%, and (c) the Eurodollar rate for an interest period of one-month beginning on such day plus 100 basis points, plus 2.75% (provided that the ABR rate applicable to the term loan facility will not be less than 2.00% per annum); or (ii) the Eurodollar rate (provided that the Eurodollar rate applicable to the term loan facility will not be less than 1.00% per annum), plus 3.75%. NMHI is also required to pay a commitment fee to the lenders under the senior revolver at an initial rate of 0.50% of the average daily unutilized commitments thereunder. NMHI must also pay customary letter of credit fees.

In connection with this refinancing transaction, the prior senior secured credit facilities were repaid and replaced with the senior secured credit facilities. The Company incurred $11.1 million of expenses related to the refinancing transaction including $7.2 million related to the write-off of deferred financing costs and $3.9 million related to the write-off of original issue discount related to the prior indebtedness.

Covenants

The new senior credit agreement and the indenture governing the senior notes contain negative financial and non-financial covenants, including, among other things, limitations on our ability to incur additional debt, create liens on assets, transfer or sell assets, pay dividends, redeem stock or make other distributions or investments, and engage in certain transactions with affiliates. NMHI was in compliance with these covenants as of March 31, 2014.

In addition, the new senior credit agreement contains a springing financial covenant. If, at the end of any fiscal quarter, NMHI’s usage of the senior revolver exceeds 30% of the commitments thereunder, NMHI is required to maintain at the end of each such fiscal quarter, commencing with the quarter ending June 30, 2014, a consolidated first lien leverage ratio of not more than 5.50 to 1.00. This consolidated first lien leverage ratio will step down to 5.00 to 1.00 commencing with the fiscal quarter ending March 31, 2017.

The new senior credit agreement also contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of its subsidiaries to: (i) incur additional indebtedness; (ii) create liens on assets; (iii) engage in mergers or consolidations; (iv) sell assets; (v) pay dividends and distributions or repurchase our capital stock; (vi) enter into swap transactions; (vii) make investments, loans or advances; (viii) repay certain junior indebtedness; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) amend material agreements governing certain of our junior indebtedness; (xii) change our lines of business; (xiii) make certain acquisitions; and (xiv) limitations on the letter of credit cash collateral account. If NMHI withdraws any of the $50.0 million from the cash collateral account supporting the issuance of letters of credit, it must use the cash to either prepay the term loan facility or to secure any other obligations under the senior secured credit facilities in a manner reasonably satisfactory to the administrative agent. The senior credit agreement contains customary affirmative covenants and events of default.

NMHI is restricted under its debt agreements from paying dividends to Civitas in excess of $15.0 million, except for dividends used for the repurchase of equity from former officers and employees, for the payment of management fees and taxes, and certain other exceptions, including the declaration and payment of dividends of up to 6% per annum of the net cash proceeds contributed to NMHI in a public offering of common stock.

Senior Notes

On February 26, 2014, NMHI redeemed $38.0 million aggregate principal amount of the outstanding senior notes, in accordance with the provisions of the indenture governing the senior notes. In connection with the partial redemption of the senior notes, the Company incurred $3.6 million of expenses including $2.4 million related to redemption premium, $1.0 million related to the write-off of original issue discount and initial purchaser discount, and $0.2 million related to the write-off of deferred financing costs.

10. Shareholder’s Equity

Common Stock

All of the outstanding shares of Civitas’ common stock are held by NMH Investment. The holder of Civitas’ common stock is entitled to receive dividends when and as declared by Civitas’ Board of Directors. In addition, the holder is entitled to one vote per share.

Dividends to NMH Investment

During fiscal 2013, 2012 and 2011, the Company paid dividends of $39 thousand, $75 thousand and $1.5 million, respectively, to its direct parent NMH Investment to fund the repurchases of equity units from employees upon or after their departures from the Company.

11. Employee Savings and Retirement Plans

The Company has a multi-company plan (the “Plan”) which covers all of its wholly-owned subsidiaries. Under the Plan, employees may contribute a portion of their earnings, which are invested in mutual funds of their choice. After January 1, the Company makes a matching contribution for the previous calendar year on behalf of all participants employed on the last day of the year. This matching contribution vests immediately. In addition, there is a profit sharing feature of the Plan, whereby, at the discretion of management, an allocation may be made to all of the eligible employees in one or more of its business units. Profit sharing contributions vest ratably over three years with forfeitures available to cover plan costs and employer matches in future years. The Company made contributions of $4.0 million, $4.2 million and $3.7 million, for fiscal years 2013, 2012 and 2011, respectively.

The Company has the following two deferred compensation plans:

The Company’s Executive Deferred Compensation Plan is an unfunded, nonqualified deferred compensation arrangement for senior management, in which the Company contributes to the executive’s account a percentage of the executive’s base compensation. This contribution is made at the end of the year for service rendered during the year. The Company contributed $0.4 million, $0.4 million, and $0.5 million for fiscal 2013, 2012 and 2011, respectively. The unfunded accrued liability was $2.6 million and $2.2 million as of September 30, 2013 and 2012, respectively, and was included in Other long-term liabilities on the Company’s consolidated balance sheets.

The Company’s Executive Deferral Plan, available to highly compensated employees, is a plan in which participants contribute a percentage of salary and/or bonus earned during the year. Employees contributed $0.9 million, $0.7 million and $1.0 million for fiscal 2013, 2012 and 2011, respectively. The accrued liability related to this plan was $6.7 million and $5.0 million as of September 30, 2013 and 2012, respectively, and was included in Other long-term liabilities on the Company’s consolidated balance sheets.

In connection with the Company’s Executive Deferral Plan, the Company has purchased Company Owned Life Insurance (“COLI”) policies on certain plan participants. The cash surrender value of the COLI policies is designed to provide a source for funding the accrued liability. The cash surrender value of the COLI policies was $5.5 million and $4.0 million as of September 30, 2013 and 2012, respectively, and was included in Other assets on the Company’s consolidated balance sheets.

12. Related Party Transactions

Management Agreements

On February 9, 2011, NMHI entered into an amended and restated management agreement with Vestar Capital Partners V, L.P. (“Vestar”) relating to certain advisory and consulting services for an annual management fee equal to the greater of (i) $850 thousand or (ii) an amount equal to 1.0% of NMHI’s consolidated earnings before interest, taxes, depreciation, amortization and management fee for each fiscal year determined as set forth in NMHI’s senior credit agreement.

As part of the management agreement, NMHI agreed to indemnify Vestar and its affiliates from and against all losses, claims, damages and liabilities arising out of the performance by Vestar of its services pursuant to the management agreement. The management agreement will terminate upon such time that Vestar and its partners and their respective affiliates hold, directly or indirectly in the aggregate, less than 20% of the voting power of the outstanding voting stock of NMHI or upon an initial public offering of common stock meeting certain specified requirements.

This agreement provides for the payment of reasonable and customary fees to Vestar for services in connection with a sale of NMHI, an initial public offering by or involving NMH Investment or any of its subsidiaries or any extraordinary acquisition by or involving NMH Investment or any of its subsidiaries; provided, that such fees shall only be paid with the consent of the directors of NMHI who are not affiliated with or employed by Vestar. The Company recorded $1.4 million, $1.3 million and $1.3 million of management fees and expenses for the years ended September 30, 2013, 2012 and 2011, respectively. The accrued liability related to the management agreement was $0.5 million and $0.4 million at September 30, 2013 and September 30, 2012, respectively.

Consulting Agreements

During fiscal 2011, the Company engaged Alvarez & Marsal Healthcare Industry Group (“Alvarez & Marsal”) to provide certain transaction advisory and other services. A director of the Company, Guy Sansone, is a Managing Director at Alvarez & Marsal and the head of its Healthcare Industry Group. The engagement resulted in aggregate fees of $1.0 million for the fiscal year ended September 30, 2011, and was approved by the Company’s Audit Committee. Mr. Sansone is not a member of the Company’s Audit Committee and was not personally involved in the engagement.

The Company engaged Duff & Phelps, LLC as a financial advisor in connection with the refinancing transactions in 2011. According to public filings, at the time of this transaction Vestar owned 12.4% of the Class A common stock of Duff & Phelps Corporation, the parent company of Duff & Phelps, LLC, and one of Vestar’s principals served on the Board of Directors of Duff & Phelps Corporation but was not personally involved in the engagement. The engagement resulted in fees of approximately $0.2 million during the fiscal year ended September 30, 2011 and was approved by the Company’s Board of Directors, with the Vestar members abstaining from voting.

Lease Agreements

The Company leases several offices, homes and other facilities from its employees, or from relatives of employees, primarily in the states of Minnesota, Florida, and California. These leases have various expiration dates extending out as far as March 2018. Related party lease expense was $1.6 million, $1.6 million and $3.7 million for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

13. Fair Value Measurements

The Company measures and reports its financial assets and liabilities on the basis of fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A three-level hierarchy for disclosure has been established to show the extent and level of judgment used to estimate fair value measurements, as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Significant other observable inputs (quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability).

Level 3: Significant unobservable inputs for the asset or liability. These values are generally determined using pricing models which utilize management estimates of market participant assumptions.

Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain.

A description of the valuation methodologies used for instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Assets and liabilities recorded at fair value at September 30, 2013 consist of:

(in thousands)	Total	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	$(3,165)	$—	$(3,165)	$—

Assets and liabilities recorded at fair value at September 30, 2012 consist of:

(in thousands)	Total	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	$(5,638)	$—	$(5,638)	$—

Interest rate swap agreements. The fair value of the swap agreements was recorded in current liabilities (under Other accrued liabilities) in the Company’s consolidated balance sheets. The fair value of these agreements was determined based on pricing models and independent formulas using current assumptions that included swap terms, interest rates and forward LIBOR curves and the Company’s credit risk.

At September 30, 2013 and September 30, 2012, the carrying values of cash, accounts receivable, accounts payable and variable rate debt approximated fair value. The carrying value and fair value of the Company’s fixed rate debt instruments are set forth below:

	September 30, 2013		September 30, 2012
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes (issued February 9, 2011)	$242,997	$268,750	$241,385	$251,785

The fair values were estimated using calculations based on quoted market prices when available and company—specific credit risk. If the Company’s long-term debt was measured at fair value, it would have been categorized as Level 2 in the fair value hierarchy.

14. Leases

Operating leases

The Company leases office and client residential facilities, vehicles and certain office equipment in several locations under operating lease arrangements, which expire at various dates through 2027. In addition to base rents presented below, the majority of the leases require payments for additional expenses such as taxes, maintenance and utilities. Certain of the leases contain renewal options at the Company’s option and some have escalation clauses which are recognized as rent expense on a straight line basis. Total rent expense for fiscal 2013, 2012 and 2011 was $54.3 million, $49.0 million and $47.7 million, respectively.

During fiscal 2012, the Company completed two sale-leaseback transactions under which it sold two properties to unrelated third parties. Net proceeds from these sales were $2.8 million. Concurrent with these sales, the Company entered into agreements to lease the properties back from the purchasers over an initial lease term of seven and ten years, respectively, each with two, five-year renewal options. The Company classified these leases as operating leases, actively uses or plans to actively use the leased properties and considers the lease as normal leaseback for accounting purposes. The Company deferred a $0.1 million gain on these transactions which includes both a current and non-current portion, with the current portion based on the amount that is expected to amortize over the next 12 months.

In fiscal 1995, the Company entered into an initial five year operating lease agreement for its corporate office with a total expected minimum lease commitment of $2.4 million. The lease has been extended and amended through eleven amendments, and as of September 30, 2013, the Company had total expected minimum lease commitments of $5.8 million over the lease term. The lease expires in 2017 and the Company has the option to extend the lease term. Total rent expense related to this lease was $1.5 million, $1.5 million and $1.5 million for fiscal years 2013, 2012 and 2011, respectively.

Future minimum lease payments for non-cancellable operating leases for the fiscal years ending September 30, are as follows:

(In thousands)
2014	$47,261
2015	38,046
2016	29,847
2017	24,335
2018	16,599
Thereafter	42,062

$198,150

Capital leases

The Company leases certain facilities under various non-cancellable capital leases that expire at various dates through fiscal 2025. Assets acquired under capital leases with an original cost of $7.8 million and $9.5 million and related accumulated amortization of $1.6 million and $1.3 million are included in property and equipment, net for fiscal 2013 and 2012, respectively. Amortization expense for fiscal years 2013, 2012 and 2011 was $0.7 million, $0.7 million and $0.4 million, respectively.

Additionally during fiscal 2013, the Company retired two of its capital leases. The assets had a total net carrying value of $1.3 million and a related capital lease obligation of $1.5 million. As a result of the retirement of these assets, a $0.2 million gain was recorded in Other income (expense) in the Company’s consolidated statements of operations.

The following is a schedule of the future minimum lease payments under the capital leases at September 30:

(In thousands)
2014	$430
2015	451
2016	497
2017	549
2018	608
Thereafter	4,404

Total minimum lease payments	$6,939

Interest expense on capital leases during fiscal years 2013, 2012 and 2011 was $0.8 million, $0.8 million and $0.6 million, respectively.

15. Accruals for Self-Insurance and Other Commitments and Contingencies

The Company maintains insurance for professional and general liability, workers’ compensation liability, automobile liability and health insurance liabilities that includes self-insured retentions. The Company intends to maintain such coverage in the future and is of the opinion that its insurance coverage is adequate to cover potential losses on asserted claims. Employment practices liability is fully self-insured.

The Company records expenses related to claims on an incurred basis, which includes estimates of fully developed losses for both reported and unreported claims. The accruals for the health, workers’ compensation, automobile, and professional and general liability programs are based on analyses performed by management and take into account reports by independent third parties. Accruals are periodically reevaluated and increased or decreased based on new information.

For professional and general liability, from October 1, 2010 through September 30, 2011, the Company was self-insured on a claims made basis for $2.0 million per claim and $8.0 million in the aggregate, and for $500 thousand per claim in excess of the aggregate. From October 1, 2011 to September 30, 2013, the Company was self-insured on a claims made basis for the first $4.0 million of each and every claim with no aggregate limit. Commencing October 1, 2013, the Company is self-insured on a claims basis for $4.0 million per claim and $28.0 million in the aggregate. In connection with the acquisition by Vestar on June 29, 2006 (the “Merger”), the Company purchased additional insurance for certain claims relating to pre-Merger periods subject to $1.0 million per claim and up to $2.0 million in aggregate retentions.

For workers’ compensation, the Company has a $350 thousand per claim retention with statutory limits. Automobile liability has a $100 thousand per claim retention, with additional insurance coverage above the retention. The Company purchases specific stop loss insurance as protection against extraordinary claims liability for health insurance claims. Stop loss insurance covers claims that exceed $300 thousand on a per member basis.

The Company reports its self-insurance liabilities on a gross basis without giving effect to insurance recoveries. Anticipated insurance recoveries are presented in Prepaid expenses and other current assets and Other assets on the Company’s consolidated balance sheets. Self-insured liabilities are presented in Accrued payroll and related costs, Other accrued liabilities and Other long-term liabilities on its consolidated balance sheets.

16. Other Commitments and Contingencies

The Company is in the health and human services business and, therefore, has been and continues to be subject to substantial claims alleging that the Company, its employees or its independently contracted host-home caregivers (“Mentors”) failed to provide proper care for a client. The Company is also subject to claims by its clients, its employees, its Mentors or community members against the Company for negligence, intentional misconduct or violation of applicable laws. Included in the Company’s recent claims are claims alleging personal injury, assault, abuse, wrongful death and other charges. Regulatory agencies may initiate administrative proceedings alleging that the Company’s programs, employees or agents violate statutes and regulations and seek to impose monetary penalties on the Company. The Company could be required to incur significant costs to respond to regulatory investigations or defend against civil lawsuits and, if the Company does not prevail, the Company could be required to pay substantial amounts of money in damages, settlement amounts or penalties arising from these legal proceedings.

The Company is also subject to potential lawsuits under the False Claims Act and other federal and state whistleblower statutes designed to combat fraud and abuse in the health care industry. These lawsuits can involve significant monetary awards that may incentivize private plaintiffs to bring these suits. If the Company is found to have violated the False Claims Act, it could be excluded from participation in Medicaid and other federal healthcare programs. The Patient Protection and Affordable Care Act provides a mandate for more vigorous and widespread enforcement activity to combat fraud and abuse in the health care industry.

Finally, the Company is also subject to employee-related claims under state and federal law, including claims for discrimination, wrongful discharge or retaliation; claims for wage and hour violations under the Fair Labor Standards Act or state wage and hour laws.

Two subsidiaries are named defendants in an action currently pending in the Illinois Circuit Court, Cook County, Law Division. The action was brought September 10, 2009, on behalf of a minor with disabilities by her guardian ad litem and biological parents who seek damages for injuries suffered by the minor during a foster home placement coordinated by the Company. On May 22, 2014, we reached an agreement in principle to settle this action and a related lawsuit against our insurer. We have agreed to pay $1.5 million towards the settlement of this action, with the balance of the settlement to be paid by our insurers.

The Company reserves for costs related to contingencies in accordance with aggregate estimates, or when a loss is not included in its estimates and the loss is probable and the amount is reasonably estimable. While the Company believes the provision for legal contingencies is adequate, the outcome of the legal proceedings is difficult to predict and the Company may settle legal claims or be subject to judgments for amounts that differ from the Company’s estimates.

17. Income Taxes

The benefit for income taxes consists of the following at September 30:

	2013	2012	2011
	(In thousands)
Current:
Federal	$—	$(4,892)	$33
State	1,009	47	1,365

Total current taxes payable	1,009	(4,845)	1,398

Federal	(8,029)	(11,499)	(17,194)
State	(2,452)	(2,939)	(3,491)

Net deferred tax benefit	(10,481)	(14,438)	(20,685)

Income tax benefit	$(9,472)	$(19,283)	$(19,287)

The Company paid income taxes, net of any refunds, during fiscal 2013, 2012 and 2011 of $1.7 million, $0.4 million and $1.6 million, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at September 30 are as follows:

	2013	2012
	(In thousands)
Gross deferred tax assets:
Deferred compensation	$1,155	$1,006
Interest rate swap agreements	1,253	2,280
Accrued workers’ compensation	11,195	11,346
Net operating loss carryforwards	28,082	27,679
Allowance for bad debts	4,484	3,173
Tax credits	5,188	5,188
Other	2,768	3,240

	54,125	53,912
Valuation allowance	(10,193)	(9,547)

Deferred tax assets	43,932	44,365
Deferred tax liabilities:
Depreciation	(2,200)	(5,955)
Amortization of goodwill and intangible assets	(87,953)	(95,695)
Other accrued liabilities	(5,171)	(5,291)

Net deferred tax liabilities	$(51,392)	$(62,576)

The Company is required to record a valuation allowance to reduce the deferred tax assets if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management determined that valuation allowances at September 30, 2013 and 2012 of $10.2 million and $9.5 million, respectively, were necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The valuation allowances primarily related to certain state net operating loss carryforwards.

For federal purposes, the Company had $47.8 million of net operating loss carryforwards as of September 30, 2013, which expire in 2033, and $48.6 million of net operating loss carryforwards as of September 30, 2012, which expire in 2032. For state purposes, the Company had $231.5 million of net operating loss carryforwards for fiscal 2013, which expire from 2014 through 2033, and $217.4 million of net operating loss carryforwards for fiscal 2012, which expire from 2013 through 2032.

The following is a reconciliation between the statutory and effective income tax rates at September 30:

	2013	2012	2011
	(In thousands)
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.6	5.6	2.4
Nondeductible comp	(0.3)	(0.7)	(1.6)
Other nondeductible expenses	(0.2)	(1.1)	(0.9)
Credits	—	—	(0.1)
Unrecognized tax benefit	—	15.2	0.1
Other	(0.3)	4.7	(1.8)

Effective tax rate	37.8%	58.7%	33.1%

Companies may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

As of September 30, 2011, there was $4.9 million in total unrecognized tax benefits that was recognized during the year ended September 30, 2012. This had a $3.8 million favorable impact on the Company’s effective tax rate for fiscal 2012. No unrecognized tax benefit was recognized for the year ended September 30, 2013. The Company does not expect any significant changes to unrecognized tax benefits within the next twelve months.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense which is consistent with the recognition of these items in prior reporting periods. As of September 30, 2011, the Company had accrued a total of $1.8 million in interest and penalties, of which the benefit was recognized during the year ended September 30, 2012. No interest and penalties were accrued as of September 30, 2013 and 2012.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)
Balance at September 30, 2011	$4,857
Reduction due to lapse of statute of limitation	(4,857)

Balance at September 30, 2012	$—
Reduction due to effective settlement	—

Balance at September 30, 2013	$—

Civitas files a federal consolidated return and files various state income tax returns and, generally, the Company is no longer subject to income tax examinations by the taxing authorities for years prior to September 30, 2010. The Company believes that it has appropriate support for the income tax positions taken and to be taken on the Company’s income tax returns. In addition, the Company believes its accruals for income tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of the tax laws as applied to the facts of each matter.

18. Segment Information

The Company has two reportable segments, Human Services and Post-Acute Specialty Rehabilitation Services (“SRS”).

The Human Services segment delivers home and community-based human services to adults and children with intellectual and/or developmental disabilities and to youth with emotional, behavioral and/or medically complex challenges. Human Services is organized in a reporting structure composed of two operating segments which are aggregated into one reportable segment based on similarity of the economic characteristics and services provided.

The SRS segment delivers health care and community-based health and human services to individuals who have suffered acquired brain injury, spinal injuries and other catastrophic injuries and illnesses. This segment is organized in a reporting structure composed of two operating segments which are aggregated based on similarity of economic characteristics and services provided.

Activities classified as “Corporate” in the table below relate primarily to unallocated home office items.

The Company generally evaluates the performance of its operating segments based on income from operations. The following is a financial summary by reportable operating segment for the periods indicated.

As of and for the Year Ended September 30,	Human Services	Post-Acute Specialty Rehabilitation Services	Corporate	Consolidated
	(In thousands)
2013
Net revenue	$990,232	$208,421	$—	$1,198,653
Income (loss) from operations	91,667	17,293	(55,636)	53,324
Total assets	655,140	207,475	158,654	1,021,269
Depreciation and amortization	45,812	15,948	2,386	64,146
Purchases of property and equipment	17,791	10,491	3,619	31,901
Income (loss) from continuing operations before income taxes	26,579	3,893	(55,516)	(25,044)
2012
Net revenue	$937,652	$185,466	$—	$1,123,118
Income (loss) from operations	80,280	20,376	(53,071)	47,585
Total assets	692,015	216,663	137,202	1,045,880
Depreciation and amortization	43,368	14,389	2,777	60,534
Purchases of property and equipment	17,659	10,218	2,118	29,995
Income (loss) from continuing operations before income taxes	15,183	7,798	(55,832)	(32,851)
2011
Net revenue	$887,297	$175,476	$—	$1,062,773
Income (loss) from operations	77,209	18,434	(61,158)	34,485
Depreciation and amortization	44,070	13,374	3,886	61,330
Purchases of property and equipment	12,495	6,909	1,474	20,878
Income (loss) from continuing operations before income taxes	17,290	7,012	(82,465)	(58,163)

19. Stock-Based Compensation

Under its equity-based compensation plan adopted in 2006, NMH Investment previously issued units of limited liability company interests consisting of Class B Common Units, Class C Common Units, Class D Common Units and Class E Common Units to the Company’s employees and members of the Board of Directors as incentive compensation. As of September 30, 2013, there were 192,500 Class B Common Units, 202,000 Class C Common Units, 388,881 Class D Common Units, and 6,375 Class E Common Units authorized for issuance under the plan. These units derive their value from the value of the Company.

On June 15, 2011, NMH Investment issued Class F Common Units, a class of non-voting common equity units of NMH Investment, as incentive compensation. Up to 5,396,388 Class F Common Units may be issued under the 2006 Unit Plan to management of the Company as equity-based compensation. In addition, the terms of the Class B, C and D Common Units were amended in June 2011 to accelerate the vesting of any outstanding unvested Class B, C and D Common Units so that they became 100% vested.

For participants who have been continuously employed by the Company since December 31, 2008, 75% of the Class F Common Units vested upon grant and 25% of the Class F Common Units vested on December 15, 2012 (or 18 months following the date of grant) assuming continuous employment with the Company on that date. For participants who had not been continuously employed by the Company since December 31, 2008, 50% of the Class F Common Units vested upon grant, 25% of the Class F Common Units vested on December 15, 2012 and 25% of the Class F Common Units vest on June 15, 2014 (or 36 months following the date of grant), in each case, if the participant continues to be employed by the Company on that date. Class F Common Units awarded after the initial issuances in June 2011 will vest in three equal tranches on each of the first three anniversaries of their respective issuance date.

On August 13, 2012, an amendment was made to the Amended and Restated 2006 Unit Plan that authorized the issuance of two new classes of non-voting equity units of NMH Investment of up to 130,000 Class G Common Units and up to 1,200,000 Class H Common Units. The Class G Common Units vest upon the consummation of a sale of the Company or an initial public offering of the Company. The Class H Common Units vest upon the consummation of a sale of the Company. Additionally, upon an initial public offering of the Company, the Class H Common Units vest if certain multiples of investment return are achieved by Vestar Capital Partners V, L.P. and certain of its affiliates. For the fiscal year ended September 30, 2013, there were no events that triggered the vesting of the Class G or Class H Common Units and therefore the Company did not recognize any stock-based compensation expense associated with either of these classes of units.

For purposes of determining the compensation expense associated with these grants, management valued the business enterprise using a variety of widely accepted valuation techniques which considered a number of factors such as the financial performance of the Company, the values of comparable companies and the lack of marketability of the Company’s equity. The Company then used the option pricing method to determine the fair value of the units granted.

The fair value of the units issued during fiscal years 2013, 2012 and 2011 was calculated using the following assumptions:

	FY2013	FY2012	FY2011
Risk-free interest rate	0.21-0.27%	0.21-0.27%	0.68%
Expected term	1.7-2.4 years	1.7-2.4 years	3 years
Expected volatility	40.0%	40.0%	50.0%

The estimated fair value of the units, less an assumed forfeiture rate of 9.3%, was recognized as expense in the Company’s consolidated financial statements on a straight-line basis over the requisite service periods of the awards with the exception of the Class G Common Units and Class H Common Units. The assumed forfeiture rate is based on an average of the Company’s historical forfeiture rates, which the Company estimates is indicative of future forfeitures.

The Company recorded $0.3 million, $0.7 million and $3.7 million of stock-based compensation expense for fiscal years 2013, 2012 and 2011, respectively. Stock-based compensation expense is included in General and administrative expense in the consolidated statements of operations. The summary of activity under the plan is presented below:

	Units Outstanding	Weighted Average Grant-Date Fair Value
Nonvested balance at September 30, 2012	1,935,786	$0.69
Granted	129,762	0.79
Forfeited	25,710	0.66
Vested	643,854	0.97

Nonvested balance at September 30, 2013	1,395,984	0.57

As of September 30, 2013, there was $0.7 million of total unrecognized compensation expense related to the units. These costs are expected to be recognized over a weighted average period of 1.95 years.

20. Valuation and Qualifying Accounts

The following table summarizes information about the allowances for doubtful accounts and sales allowances for the years ended September 30, 2013, 2012 and 2011:

	Balance at Beginning of Period	Provision	Write-Offs	Balance at End of Period
	(In thousands)
Fiscal year ended September 30, 2013	$9,250	$18,286	$(15,042)	$12,494
Fiscal year ended September 30, 2012	$7,957	$12,902	$(11,609)	$9,250
Fiscal year ended September 30, 2011	$7,225	$11,670	$(10,938)	$7,957

As of September 30, 2013, the Company also had $7.5 million of accounts receivable collateralized by liens, net of $1.4 million allowances, recorded as part of Other assets within the accompanying consolidated balance sheets.

21. Quarterly Financial Data (unaudited)

The following table presents consolidated statement of operations data for each of the eight quarters in the period which began December 31, 2011 and ended September 30, 2013. This information is derived from the Company’s unaudited financial statements, which in the opinion of management contain all adjustments necessary for a fair presentation of such financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods.

	For The Quarters Ended (1)
	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
Net revenue	$272,751	$277,187	$283,703	$289,477	$293,635	$295,571	$304,335	$305,112
Income (loss) from continuing operations, net of tax	(5,005)	(1,343)	(2,808)	(4,412)	(8,349)	(5,246)	(2,407)	430
Income (loss) from discontinued operations, net of tax	(59)	(229)	113	(526)	(25)	(2,589)	(64)	(46)

Net income (loss)	$(5,064)	$(1,572)	$(2,695)	$(4,938)	$(8,374)	$(7,835)	$(2,471)	$384

(1)	During fiscal 2010, 2011 and 2013, the Company sold its home health business, closed certain Human Services operations in the state of Maryland, Colorado, Nebraska, New Hampshire, New York and Virginia, sold its Rhode Island ARY business and closed its Rhode Island I/DD business. All fiscal years presented reflect the classification of these businesses as discontinued operations.

22. Subsequent Events

On October 11, 2013, the Company announced an executive transition plan under which the current President and Chief Operating Officer would also become the Chief Executive Officer and the sole principal executive officer effective January 1, 2014. NMH Investment authorized grants of 100,000 Class F Common Units and 100,000 Class H Common Units to our President and Chief Operating Officer in connection with his promotion. Additionally, effective January 1, 2014, the current Chief Executive Officer would become the Executive Chair of the Board and would remain a full-time executive employee of the Company but would cease to be a co-principal executive officer. Also effective January 1, 2014, the current Executive Chair of the Board would step down as Chairman but would remain a director.

During the six months ended March 31, 2014, the Company acquired four companies complementary to its business for a total cash consideration of $11.8 million.

On April 7, 2014, the Company acquired Tender Loving Care Metro, LLC which is complementary to its Human Service business. Aggregate cash consideration for this acquisition was $3.0 million. The Company is in the process of completing the allocation of the purchase prices to the fair value of net assets acquired.

            Shares

Civitas Solutions, Inc.

Common Stock

PROSPECTUS

                    , 2014

Barclays

Jefferies

BofA Merrill Lynch

UBS Investment Bank

Raymond James

SunTrust Robinson Humphrey

Avondale Partners

Until                     , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

Amount
SEC registration fee		$32,200
FINRA filing fee		38,000
Listing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent and Registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Officers and Directors.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

The following schedule is filed herewith pursuant to the requirements of Regulation S-X:

Schedule Number	Description
I	Condensed Parent Company Financial Information

All other schedules have been omitted because they are not applicable or not required, or because the required information is provided in our consolidated financial statements or notes thereto.

Financial Statement Schedules

Schedule I—Condensed Parent Company Financial Information

Civitas Solutions, Inc. Parent-Only Condensed Balance Sheets

	September 30,
(in thousands)	2013	2012
Assets
Cash	$125	$125
Other assets	771	771
Deferred income taxes	13,420	13,420

Total assets	$14,316	$14,316

Liabilities & shareholder’s deficit
Equity in losses of subsidiary in excess of investment	60,831	44,247

Total liabilities	$60,831	$44,247

Shareholders’ equity
Common stock, $.01 par value; 1,000 shares authorized and 10 shares issued and outstanding
Additional paid-in-capital	90,325	90,091
Accumulated other comprehensive loss	(1,880)	(3,358)
Accumulated deficit	(134,960)	(116,664)

Total shareholder’s deficit	(46,515)	(29,931)

Total liabilities and shareholder’s deficit	$14,316	$14,316

Civitas Solutions, Inc. Parent-Only Condensed Statements of Operations and Comprehensive Loss

	For the Year Ended September 30,
(in thousands)	2013		2012		2011
General and administrative expenses	$		$		$(63)
Equity in net loss of subsidiary		(18,296)		(14,380)	(37,844)

Loss from operations		(18,296)		(14,380)	(137,907)
Extinguishment of debt					(4,346)
Interest expense					(5,852)

Loss before income taxes		(18,296)		(14,380)	(48,105)
Benefit for income taxes				(111)	(4,604)

Net loss		$(18,296)		$(14,269)	$(43,501)

Other comprehensive gain (loss)		1,478		659	(4,017)

Comprehensive loss		$(16,818)		$(13,610)	$(47,518)

Civitas Solutions, Inc. Parent-Only Condensed Statements of Cash Flows

	For the Year Ended September 30,
(in thousands)	2013	2012	2011
Cash flows provided by (used in) operating activities:
Net loss	$(18,296)	$(14,269)	$(43,501)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in net loss of subsidiary	18,296	14,380	37,844
Deferred income taxes		(1,542)	(4,205)
Non-cash extinguishment of debt			1,878
Changes in operating assets and liabilities:
Other assets		(388)	(138)
Other accrued liabilities			8,773
Other long-term liabilities		1,819	(119)

Net cash provided by operating activities	—	—	532
Cash flows provided by (used in) investing activities:
Net cash provided by (used in) investing activities
Cash flows provided by (used in) financing activities:
Dividends from NMHI	39	75	207,855
Dividends to NMH Investment, LLC	(39)	(75)	(1,450)
Repayment of long-term debt			(206,999)

Net cash used in financing activities	—	—	(594)
Increase (decrease) in cash and cash equivalents	—	—	(62)
Cash and cash equivalents, beginning of period	125	125	187

Cash and cash equivalents, end of period	$125	$125	$125

Notes to Condensed Civitas Solutions, Inc. Parent-Only Financial Statements

Note 1 - Summary of Significant Accounting Policies and Nature of Operations

Civitas Solutions, Inc., formerly known as NMH Holdings, Inc. (“Civitas”), was incorporated in Delaware on June 15, 2007. Civitas has no other operations beyond its ownership of National Mentor Holdings, Inc. (“NMHI”).

The condensed Civitas financial information includes the activity of Civitas and its investment in NMHI using the equity method only. The consolidated activity of Civitas and its subsidiaries are not included and are meant to be read in conjunction with the Civitas consolidated financial statements included elsewhere in this registration statement.

Note 2 - Dividend from Subsidiaries

Civitas received dividends of $39 thousand, $75 thousand and $1.5 million for the years ended 2013, 2012 and 2011, respectively. This cash was used to fund the repurchases of equity units from employees upon or after their departures.

NMHI is restricted from paying dividends to Civitas, in excess of $15.0 milllion, except for dividends used for the repurchase of equity from former officers and employees and for the payment of management fees and taxes, and certain other exceptions, including the declaration and payment of dividends of up to 6% per annum of the net cash proceeds contributed to NMHI in a public offering of common stock.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, Commonwealth of Massachusetts, on May 27, 2014.

Civitas Solutions, Inc.

By:	/s/ Bruce F. Nardella
Name: Bruce F. Nardella
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of Civitas Solutions, Inc. whose signature appears below constitutes and appoints Bruce F. Nardella, Denis M. Holler and Linda De Renzo, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments, including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on May 27, 2014:

Signature	Title

/s/ Edward M. Murphy Edward M. Murphy	Executive Chair and Director

/s/ Bruce F. Nardella Bruce F. Nardella	President, Chief Executive Officer and Director (principal executive officer)

/s/ Denis M. Holler Denis M. Holler	Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)

/s/ Chris A. Durbin Chris A. Durbin	Director

/s/ James L. Elrod, Jr. James L. Elrod, Jr.	Director

Signature	Title

/s/ Pamela F. Lenehan Pamela F. Lenehan	Director

/s/ Kevin A. Mundt Kevin A. Mundt	Director

/s/ Guy Sansone Guy Sansone	Director

/s/ Gregory T. Torres Gregory T. Torres	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.	To be filed by amendment

2.1¥	Merger Agreement between National MENTOR Holdings, Inc., NMH Holdings, LLC, and NMH MergerSub Inc., dated as of March 22, 2006.	Incorporated by reference to Exhibit 2.1 of National Mentor Holdings, Inc. Form S-4 Registration Statement (Registration No. 333-138362) filed on November 1, 2006

3.1	Amended and Restated Certificate of Incorporation of Civitas Solutions, Inc.	To be filed by amendment

3.2	Amended and Restated By-Laws of Civitas Solutions, Inc.	To be filed by amendment

4.1	Specimen Common Stock Certificate.	To be filed by amendment

4.2	Indenture, dated as of February 9, 2011, among National Mentor Holdings, Inc., the subsidiary guarantors named therein, and Wells Fargo, National Association, as trustee.	Incorporated by reference to Exhibit 4.1 of National Mentor Holdings, Inc. Current Report on Form 8-K filed on February 10, 2011 (the “February 10, 2011 8-K”)

4.3	Form of 12.50% Senior Note due 2018 (attached as exhibit to Exhibit 4.1).	Incorporated by reference to Exhibit 4.2

4.4	Supplemental Indenture of REM East, LLC dated August 14, 2012.	Incorporated by reference to Exhibit 4.3 of National Mentor Holdings, Inc. Form 10-K for the fiscal year ended September 30, 2012.

4.5	Supplemental Indenture of Illinois Mentor Community Services, LLC dated December 27, 2012.	Incorporated by reference to Exhibit 4.1 of National Mentor Holdings, Inc. Form 10-Q for the quarterly period ended December 31, 2012

4.6	Supplemental Indenture of REM Occazio, LLC dated February 18, 2014.	Filed herewith

4.7	Stockholders Agreement, by and among Civitas Solutions, Inc., Vestar Capital Partners V, L.P., Vestar/NMH Investors, LLC and the management stockholders party thereto	To be filed by amendment

5.1	Form of Opinion of Kirkland & Ellis LLP.	To be filed by amendment

10.1#	Credit Agreement, dated as of January 31, 2014, among NMH Holdings, LLC, as parent guarantor, National Mentor Holdings, Inc., as borrower, the several lenders from time to time party thereto, Barclays Bank PLC, as administrative agent, Goldman Sachs Bank USA, as syndication agent, Jefferies Finance LLC and UBS Securities LLC, as co documentation agents, and Barclays Bank PLC, Goldman Sachs Bank USA, Jefferies Finance LLC and UBS Securities LLC, as joint lead arrangers and joint bookrunners.	Incorporated by reference to Exhibit 10.4 of the National Mentor Holdings, Inc. Form 10-Q for the quarterly period ended March 31, 2014 (the “March 2014 10-Q”)

Exhibit Number	Description

10.2	Guarantee and Security Agreement, dated as of January 31, 2014, among NMH Holdings, LLC, as parent guarantor, National Mentor Holdings, Inc., as borrower, certain subsidiaries of National Mentor Holdings, Inc., as subsidiary guarantors, and Barclays Bank, PLC, as administrative agent.	Incorporated by reference to Exhibit 10.5 of the March 2014 10-Q

10.3	Management Agreement, dated as of February 9, 2011, among National Mentor Holdings, Inc., National Mentor Holdings, LLC, NMH Investment, LLC, Civitas Solutions, Inc., NMH Holdings, LLC and Vestar Capital Partners.	Incorporated by reference to Exhibit 10.3 of the February 10, 2011 8-K

10.4	Form of Amended and Restated Severance and Noncompetition Agreement.	Incorporated by reference to Exhibit 10.1 of the December 2008 10-Q

10.5	National Mentor Holdings, LLC Executive Deferred Compensation Plan, Third Amendment and Restatement Adopted Effective as of December 4, 2009.	Incorporated by reference to Exhibit 10.11 of National Mentor Holdings, Inc. Form 10-K for the fiscal year ended September 30, 2009 (the “2009 10-K”)

10.6	National Mentor Holdings, LLC Executive Deferred Compensation Plan, Fourth Amendment and Restatement Adopted December 27, 2011, Effective as of January 1, 2011.	Incorporated by reference to Exhibit 10.8.1 of National Mentor Holdings, Inc. Form 10-K for the fiscal year ended September 30, 2011 (the “2011 10-K”)

10.7	National Mentor Holdings, LLC Executive Deferral Plan, Second Amendment and Restatement Adopted June 17, 2009 and Effective as of January 1, 2009.	Incorporated by reference to Exhibit 10.13 of the 2009 10-K

10.8	NMH Investment, LLC Amended and Restated 2006 Unit Plan.	Incorporated by reference to Exhibit 10.17 of National Mentor Holdings, Inc. Form S-4/A Amendment No. 1 to the Registration Statement (Registration No. 333-138362) filed on January 12, 2007 (the “S-4/A”)

10.9	Amendment to NMH Investment, LLC Amended and Restated 2006 Unit Plan.	Incorporated by reference to Exhibit 10.1 of National Mentor Holdings, Inc. Form 10-Q for the quarterly period ended June 30, 2008

10.10	Second Amendment to NMH Investment, LLC Amended and Restated 2006 Unit Plan.	Incorporated by reference to Exhibit 10.6 of the March 2011 10-Q

10.11	Third Amendment to NMH Investment, LLC Amended and Restated 2006 Unit Plan.	Incorporated by reference to Exhibit 10.1 of National Mentor Holdings, Inc. Form 10-Q for the quarterly period ended June 30, 2012 (the “June 2012 10-Q”)

10.12	Form of Management Unit Subscription Agreement.	Incorporated by reference to Exhibit 10.15 of the S-4/A

10.13	Form of Amendment to Management Unit Subscription Agreement.	Incorporated by reference to Exhibit 10.19 of the 2009 10-K

Exhibit Number	Description

10.14	Form of Management Unit Subscription Agreement (Series 1 Class F Common Units).	Incorporated by reference to Exhibit 10.7 of the March 2011 10-Q

10.15	Form of Management Unit Subscription Agreement (Class G Common Units).	Incorporated by reference to Exhibit 10.2 of the June 2012 10-Q

10.16	Form of Management Unit Subscription Agreement (Class H Common Units).	Incorporated by reference to Exhibit 10.3 of the June 2012 10-Q

10.17	Form of Director Unit Subscription Agreement.	Incorporated by reference to Exhibit 10.13 of National Mentor Holdings, Inc. Form 10-K for the fiscal year ended September 30, 2008

10.18	Form of Amendment to Director Unit Subscription Agreement.	Incorporated by reference to Exhibit 10.21 of the 2009 10-K

10.19	Form of Indemnification Agreement.	Incorporated by reference to Exhibit 10.1 of National Mentor Holdings, Inc. Current Report on Form 8-K filed on December 10, 2008

10.20	Termination of Amended and Restated Employment Agreement, effective as of January 1, 2014, by and between Gregory Torres and National Mentor Holdings, Inc.	Incorporated by reference to Exhibit 10.28 of National Mentor Holdings, Inc. Form 10-K filed December 18, 2013

10.21	Second Amended and Restated Employment Agreement, effective as of January 1, 2014 by and between Edward M. Murphy and National Mentor Holdings, Inc.	Incorporated by reference to Exhibit 10.29 of National Mentor Holdings, Inc. Form 10-K filed December 18, 2013

10.22	Employment Agreement, effective as of January 1, 2014, by and between Bruce F. Nardella and National Holdings, Inc.	Incorporated by reference to Exhibit 10.30 of National Mentor Holdings, Inc. Form 10-K filed December 18, 2013

10.23	The MENTOR Network Human Services and Corporate Management Incentive Compensation Plan, Fourth Amendment and Restatement dated December 16, 2013 and effective October 1, 2013.	Incorporated by reference to Exhibit 10.31 of National Mentor Holdings, Inc. Form 10-K filed December 18, 2013

21.1	Subsidiaries of Registrant.	Filed herewith

23.1	Consent of Deloitte & Touche LLP.	Filed herewith

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).	To be filed by amendment

24.1	Power of Attorney (included on the signature page of this Registration Statement).	Filed herewith

¥	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the Securities and Exchange Commission.
#	Indicates confidential portions have been omitted pursuant to a request for confidential treatment filed separately with the SEC.